SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 12)

Under the Securities Exchange Act of 1934

TRUMP ENTERTAINMENT RESORTS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

89816T 10 3

(CUSIP Number)

Robert M. Pickus

Trump Entertainment Resorts, Inc.

1000 Boardwalk at Virginia Avenue

Atlantic City, NJ 08401

(609) 449-5570

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Thomas M. Cerabino, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

May 19, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

SCHEDULE 13D

CUSIP No. 89816T 10 3	Page 1 of 23 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Donald J. Trump
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 12,052,889 8 SHARED VOTING POWER 1,407 9 SOLE DISPOSITIVE POWER 12,052,889 10 SHARED DISPOSITIVE POWER 1,407

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,054,296
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 89816T 10 3	Page 2 of 23 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Trump Casinos, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 1,407 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 1,407

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,407
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

This Amendment No. 12 to Schedule 13D (this “Amendment”) is being filed on behalf of Mr. Donald J. Trump and Trump Casinos, Inc., a New Jersey corporation wholly owned by Mr. Trump (“TCI”, together with Mr. Trump, the “Reporting Persons”), and amends the Schedule 13D filed by the Reporting Persons and Trump Casinos II, Inc., a New Jersey corporation formerly wholly owned by Mr. Trump (“TCII”) on June 22, 1995 (the “Initial Schedule 13D”), as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 and Amendment No. 11 to the Initial Schedule 13D filed by the Reporting Persons on April 25, 1996, October 16, 1996, March 26, 1997, April 30, 1999, January 18, 2001, July 3, 2001, August 10, 2001, April 25, 2002, June 18, 2003, August 12, 2004, and January 31, 2005, respectively (the Initial Schedule 13D, together with all such amendments thereto, this “Schedule 13D”). This Amendment relates to the common stock, par value $0.001 per share, of Trump Entertainment Resorts, Inc., a Delaware corporation, formerly known as Trump Hotels & Casino Resorts, Inc. This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Reporting Persons are making this single joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Person disclaims beneficial ownership of all shares of New Common Stock (as defined in Item 1 below), other than those reported herein as being owned by it.

Item 1.	Security and Issuer.

Item 1 is hereby amended by deleting the section in its entirety and replacing it with the following:

This Schedule 13D relates to the common stock, par value $0.001 per share (“New Common Stock”), of Trump Entertainment Resorts, Inc., a Delaware corporation (the “Restructured Company”), which has its principal executive offices at 1000 Boardwalk at Virginia Avenue, Atlantic City, New Jersey 08401. The Restructured Company was formerly known as Trump Hotels & Casino Resorts, Inc. (the “Former Company”), and for purposes of this Schedule 13D, we refer to the Restructured Company prior to the Reverse Stock Split (as defined below) as the Former Company.

Pursuant to and in accordance with the Reorganization Plan (as defined in Item 3 below), the Former Company filed an amended and restated certificate of incorporation, effective as of May 20, 2005 (the “Amended Charter”) authorizing (i) New Common Stock and New Class B Common Stock (as defined in Item 4 below) of the Restructured Company, (ii) the Reverse Stock Split, (iii) the change of name from Trump Hotels & Casino Resorts, Inc. to Trump Entertainment Resorts, Inc., and (iv) the appointment of the Board of Directors of the Restructured Company (the “Board”).

Pursuant to the Reorganization Plan and the Amended Charter, the Former Company effected a reverse stock split by operation of law (the “Reverse Stock Split”), pursuant to which each 1,000 shares of common stock, par value $0.01 per share (“Old Common Stock”) then outstanding were consolidated into one share of New Common Stock (subject to adjustment for fractional shares as provided in the Reorganization Plan).

See Items 3 and 4 for a further discussion regarding the transactions consummated in connection with the Amended Charter, the Reorganization Plan and the A/R Investment Agreement (as defined in Item 3 below).

Item 2.	Identity and Background.

Item 2 is hereby amended by deleting the Section in its entirety and replacing it with the following:

(a) - (c), (f). This Schedule 13D is being filed by Mr. Trump and TCI. Mr. Trump and TCI are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

Mr. Trump’s principal occupation is the Chairman of the Board, President and Chief Executive Officer of The Trump Organization, a real estate development company wholly owned by Mr. Trump (the “Development Company”). Mr. Trump also serves as the Chairman and Chief Executive Officer of the Restructured Company. The Restructured Company is the sole general partner of Trump Entertainment Resorts Holdings, L.P., a Delaware limited partnership (the “Restructured Partnership”), formerly known as Trump Hotels & Casino Resorts Holdings, L.P. (the “Former Partnership”), and for purposes of this Schedule 13D, we refer to the Restructured Partnership prior to the Reverse Stock Split as the Former Partnership. The Restructured Partnership owns and operates the following four casino hotels through it subsidiaries: (i) Trump Taj Mahal Casino Resort, located on the boardwalk in Atlantic City, New Jersey; (ii) Trump Plaza Hotel and Casino, located on the boardwalk in Atlantic City, New Jersey; (iii) Trump Marina Hotel Casino, located in the marina district of Atlantic City, New Jersey; and (iv)

Trump Casino Hotel, a riverboat casino located in Gary, Indiana. The Restructured Company is separate and distinct from Mr. Trump’s other holdings. The business address of Mr. Trump is 725 Fifth Avenue, New York, NY 10022. Mr. Trump is a citizen of the United States of America.

TCI is a limited partner of the Restructured Partnership. Mr. Trump is the sole director, President and Chief Executive Officer of TCI. The business address of TCI is 1000 Boardwalk, Atlantic City, NJ 08401.

(d), (e). Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following paragraphs to the end thereof:

On April 5, 2005, the United States Bankruptcy Court for the District of New Jersey, confirmed the Second Amended Joint Plan of Reorganization of THCR/LP Corporation et. al., dated March 30, 2005 (the “Reorganization Plan”) and the findings of fact and conclusions of law, together with all documents and instruments prepared in connection therewith.

Pursuant to the Reorganization Plan, Mr. Trump entered into the Agreement and Plan of Merger, dated May 19, 2005 (the “Merger Agreement”), with the Former Company, TCII, and TCI 2 Holdings, LLC, a Delaware limited liability company and wholly owned subsidiary of the Former Company (“TCI2”). Pursuant to the Merger Agreement, TCII was merged with and into TCI2, with TCI2 surviving such merger. In connection therewith, Mr. Trump’s ownership of TCII was exchanged for Old Common Stock of the Former Company. Mr. Trump received 2,211,250 shares of Old Common Stock in exchange for his ownership interest in TCII, which is now held by TCI2, a wholly owned subsidiary of the Restructured Company.

Pursuant to the Reorganization Plan, Mr. Trump entered into the Amended and Restated Investment Agreement, dated May 20, 2005 (the “A/R Investment Agreement”), with the Former Company and the Former Partnership, which amended and restated in its entirety the Investment Agreement, dated January 25, 2005, by and among Mr. Trump, the Former Company and the Former Partnership.

Pursuant to the Reorganization Plan and the A/R Investment Agreement, Mr. Trump, made an investment from his personal funds in the Restructured Partnership, consisting of $55,000,000 in cash, the exchange and cancellation of his $16,336,686 aggregate principal amount of 17 5/8% Second Priority Mortgage Notes due 2010 of Trump Casino Holdings, LLC and Trump Casino Funding, Inc. (the “Notes”) and the waiver of accrued interest thereon, in exchange for Class A partnership interests (the “Class A Partnership Interests”) in the Restructured Partnership exchangeable for 4,811,580 shares of New Common Stock. Mr. Trump received Class B partnership interests (the “Class B Partnership Interests” and together with the Class A Partnership

Interests, the “Partnership Interests”) in the Restructured Partnership exchangeable for 4,554,197 shares of New Common Stock and a warrant, dated May 20, 2005 (the “One Year Warrant”) exercisable for 1,217,933 shares of New Common Stock at a price of $14.60 per share until May 20, 2006 in exchange for entering into the Amended Agreements (as defined below). The “Amended Agreements” shall mean, (i) the Third Amended and Restated Exchange and Registration Rights Agreement, dated May 20, 2005 (the “Amended Exchange Agreement”), by and among Mr. Trump, the Restructured Company, the Restructured Partnership and TCI, (ii) the Fourth Amended and Restated Agreement of Limited Partnership of the Restructured Partnership, dated May 20, 2005 (the “Amended Partnership Agreement”), by and among Mr. Trump, the Restructured Company, TCI, TCI2, and any persons who may become party thereto from time to time, and (iii) the Amended and Restated Trademark License Agreement, dated May 20, 2005 (the “Amended Trademark Agreement”), by and among Mr. Trump, the Restructured Partnership and, solely for purposes of certain sections contained therein, the Restructured Company, Trump Taj Mahal Associates, LLC, a New Jersey limited liability company, Trump Plaza Associates, LLC, a New Jersey limited liability company, Trump Marina Associates, LLC, a New Jersey limited liability company, and Trump Indiana, Inc., a Delaware corporation. Mr. Trump also received a warrant, dated May 20, 2005 (the “Ten Year Warrant”) exercisable for 1,446,706 shares of New Common Stock at a price of $21.90 per share until May 20, 2015 in exchange for entering into the Services Agreement, dated May 20, 2005 (the “Services Agreement”), by and among Mr. Trump, the Restructured Company and the Restructured Partnership.

The foregoing summary is qualified in its entirety by reference to the following, each of which is incorporated by reference in this Schedule 13D: (i) the Merger Agreement, a copy of which is filed as Exhibit XVI to this Amendment; (ii) the A/R Investment Agreement, a copy of which is filed as Exhibit XVII to this Amendment; (iii) the Amended Charter, a copy of which is filed as Exhibit XVIII to this Amendment; (iv) the Services Agreement, a copy of which is filed as Exhibit XIX to this Amendment, (v) the Amended Trademark Agreement, a copy of which is filed as Exhibit XX to this Amendment, (vi) the One Year Warrant, a copy of which is filed as Exhibit XXI to this Amendment; (vii) the Ten Year Warrant, a copy of which is filed as Exhibit XXII to this Amendment; (viii) the Amended Exchange Agreement, a copy of which is filed as Exhibit XXIII to this Amendment; and (ix) the Amended Partnership Agreement, a copy of which is filed as Exhibit XXIV to this Amendment.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following paragraphs to the end thereof:

Pursuant to and in accordance with the Reorganization Plan, on May 19, 2005, Mr. Trump entered into the Merger Agreement whereby TCII was merged with and into TCI2 with TCI2 surviving such merger. In connection therewith, Mr. Trump’s ownership of TCII was exchanged for Old Common Stock of the Former Company. Mr. Trump received 2,211,250 shares of Old Common Stock in exchange for his ownership interest in TCII, which is now held by TCI2.

In connection with the consummation of the transactions contemplated by the Reorganization Plan, the Amended Charter and the A/R Investment Agreement, on May

20, 2005, on the effective date of the Reorganization Plan, the Former Company effected the Reverse Stock Split.

Pursuant to the Reverse Stock Split, Mr. Trump received 12,173 shares of New Common Stock of the Restructured Company, with respect to shares of Old Common Stock of the Former Company previously held by Mr. Trump. Additionally, the Reporting Persons received Class A Partnership Interests exchangeable for 11,707 shares of New Common Stock of the Restructured Company with respect to partnership interests in the Former Partnership previously held by the Reporting Persons. Each issued and outstanding share of Class B Common Stock, par value $0.01 per share of the Former Company (“Old Class B Common Stock”) beneficially owned by Mr. Trump was exchanged for one share of Class B Common Stock, par value $0.001 per share of the Restructured Company (“New Class B Common Stock”). The Reporting Persons beneficially own 900 shares of New Class B Common Stock (having a voting equivalency of 9,377,484 shares of New Common Stock).

In connection with the consummation of the transactions contemplated by the Reorganization Plan and the A/R Investment Agreement, Mr. Trump beneficially owns 12,054,296 shares of New Common Stock, or approximately 30.8% of New Common Stock of the Restructured Company on a fully diluted basis (assuming the full conversion, exercise and exchange of all outstanding warrants and other rights to acquire shares of New Common Stock, including the Partnership Interests, the One Year Warrant and the Ten Year Warrant, but excluding shares of New Common Stock reserved for issuance under the New Class 11 Class A Warrants exercisable for up to 2,207,260 shares of New Common Stock of the Restructured Company issued to holders of Old Common

Stock of the Former Company pursuant to the Reorganization Plan as well as any employee or management stock option or incentive plan or program adopted by the Board). Mr. Trump’s beneficial ownership consists of (i) 12,173 shares of New Common Stock of the Restructured Company, (ii) Class A Partnership Interests exchangeable for 4,823,287 shares of New Common Stock of the Restructured Company, (iii) Class B Partnership Interests exchangeable for 4,554,197 shares of New Common Stock of the Restructured Company, (iv) 1,217,933 shares of New Common Stock of the Restructured Company issuable pursuant to the exercise of the One Year Warrant, and (v) 1,446,706 shares of New Common Stock of the Restructured Company issuable pursuant to the exercise of the Ten Year Warrant.

The Amended Partnership Agreement and the Amended Exchange Agreement set forth the terms of the Class A Partnership Interests and the Class B Partnership Interests, including, without limitation the exchange of such interests for shares of New Common Stock of the Restructured Company as described above.

In connection with the consummation of the transactions contemplated by the Reorganization Plan and the A/R Investment Agreement, Mr. Trump entered into the Assignment and Assumption Agreement (the “Miss Universe Assignment”), dated May 20, 2005, with the Restructured Partnership and Trump Pageants, Inc. (“TPI”) pursuant to which Mr. Trump, through his wholly owned subsidiary, TPI, was assigned the Restructured Partnership’s equity interest in Miss Universe L.P., LLLP and its rights under the Third Amended and Restated Agreement of Limited Partnership in respect thereof.

In connection with the consummation of the transactions contemplated by the Reorganization Plan and the A/R Investment Agreement, and pursuant to the Right of First Offer Agreement (the “ROFO Agreement”), dated May 20, 2005, by and among the Restructured Company, the Restructured Partnership and the Development Company, the Development Company obtained a three-year irrevocable right of first offer to serve as the Restructured Company’s general contractor or developer for any project with an initial budget in excess of $35,000,000, with respect to construction and development projects for casinos and casino hotels and related lodging at the Restructured Company’s existing and future properties.

In connection with the consummation of the transactions contemplated by the Reorganization Plan and the A/R Investment Agreement, and pursuant to the Amended Trademark Agreement, Mr. Trump agreed to provide the Restructured Company an exclusive, royalty-free (subject to certain conditions), worldwide right and license to use certain of Mr. Trump’s marks. In connection with the grant of license under the Amended Trademark Agreement, Mr. Trump granted a security interest in the licensed marks pursuant to the Amended and Restated Trademark Security Agreement (“Amended Trademark Security Agreement”), dated May 20, 2005, by and among Mr. Trump and the Restructured Partnership, to secure the full performance by Mr. Trump of all of his obligations under the Amended Trademark Agreement.

In connection with the consummation of the transactions contemplated by the Reorganization Plan and the A/R Investment Agreement, and pursuant to the Services Agreement, Mr. Trump agreed to perform for an initial three-year period which thereafter will become a rolling three-year term, certain services and promotional activities as the

Chairman of the Board and on behalf of the Restructured Company, including, without limitation, involvement in six specified events at the Restructured Company’s hotel or gaming facilities in the United States within any one-year period and the production of advertisements on behalf of the Restructured Company. In exchange for the provision of the services under the Services Agreement, Mr. Trump will be paid an annual base fee of $2,000,000, will be eligible for a bonus and received the Ten Year Warrant.

In connection with the consummation of the transactions contemplated by the Reorganization Plan and the A/R Investment Agreement, and pursuant to the Amended Charter, Mr. Trump is the Chairman of the Board, and for so long as Mr. Trump serves as a member of the Board and the Services Agreement is not terminated by the Restructured Company for “Cause” (as defined therein), Mr. Trump will serve as Chairman of the Board until the third anniversary of the effectiveness of the Reorganization Plan.

Additionally, pursuant to the Reorganization Plan, the A/R Investment Agreement and the Amended Charter, Mr. Trump and the Restructured Company entered into a Voting Agreement (the “Voting Agreement”), dated May 20, 2005, which provides for the Board to consist of not less than nine nor more than ten members, subject to applicable law and stock exchange and securities market rules. In accordance with the terms of the Reorganization Plan, the Board is divided into three classes, each having a staggered three-year term and one Class I director, two Class II directors and two Class III directors of the Restructured Company are collectively designated as “Class A Directors.” The initial Class A Directors are Edward H. D’Alelio, as a Class I director, Cezar M. Froelich and Michael Kramer, as Class II directors, and James B. Perry and Morton H. Handel, as Class III directors. Pursuant to the Voting Agreement, Mr. Trump agreed to vote his beneficially owned shares of New Common Stock in order to elect the Class A Directors to the Board. In addition to the Class A Directors, the initial Board consists of two directors designated by Mr. Trump, and includes Wallace B. Askins and Don M. Thomas. The initial Board also includes, James J. Florio, an individual who is mutually acceptable to Mr. Trump and the informal committee composed of certain holders of certain notes of the Former Company. The number of directors that Mr. Trump will continue to be able to nominate to, or determine to be acceptable to serve on, the Board is subject to adjustment based on the extent of his beneficial ownership of New Common Stock of the Restructured Company as described in the Voting Agreement.

The foregoing summary is qualified in its entirety by reference to the following, each of which is incorporated by reference in this Schedule 13D: (i) the Merger Agreement, a copy of which is filed as Exhibit XVI to this Amendment; (ii) the A/R Investment Agreement, a copy of which is filed as Exhibit XVII to this Amendment; (iii) the Amended Charter, a copy of which is filed as Exhibit XVIII to this Amendment; (iv) the Services Agreement, a copy of which is filed as Exhibit XIX to this Amendment, (v) the Amended Trademark Agreement, a copy of which is filed as Exhibit XX to this Amendment, (vi) the One Year Warrant, a copy of which is filed as Exhibit XXI to this Amendment; (vii) the Ten Year Warrant, a copy of which is filed as Exhibit XXII to this Amendment; (viii) the Amended Exchange Agreement, a copy of which is filed as Exhibit XXIII to this Amendment; (ix) the Amended Partnership Agreement, a copy of which is filed as Exhibit XXIV to this Amendment; (x) the Voting Agreement, a copy of which is filed as Exhibit XXV to this Amendment; (xi) the Amended Trademark Security Agreement, a copy of which is filed as Exhibit XXVI to this Amendment, (xii) the ROFO

Agreement, a copy of which is filed as Exhibit XXVII to this Amendment; and (xiii) the Miss Universe Assignment, a copy of which is filed as Exhibit XXVIII to this Amendment.

None of the Reporting Persons currently has plans or proposals which relate to or would result in the following: (a) the acquisition by any person of additional securities of the Restructured Company, or the disposition of securities of the Restructured Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Restructured Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Restructured Company or any of its subsidiaries; (d) any change in the present Board or management of the Restructured Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Restructured Company; (f) any other material change in the Restructured Company’s business or corporate structure; (g) changes in the Restructured Company’s charter, bylaws or instruments corresponding thereto or any actions which may impede the acquisition or control of the Restructured Company by any person; (h) causing a class of securities of the Restructured Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Restructured Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

As previously reported, the Reporting Persons may, from time to time, effect open market purchases of equity and/or debt securities of the Restructured Company.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended by deleting the Section in its entirety and replacing it with the following:

(a), (b). As of the date hereof, the aggregate number and percentage of shares of New Common Stock beneficially owned by each of the Reporting Persons (assuming in each case full conversion of their respective Partnership Interests and, in the case of Mr. Trump, the exercise of the One Year Warrant and the Ten Year Warrant), including the number of shares of New Common Stock as to which the Reporting Person has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition or shared power to dispose or direct the disposition, are set forth in the table below.

As of May 20, 2005, there are 27,085,078* shares of New Common Stock and 900 shares of New Class B Common Stock (having a voting equivalency of 9,377,484 shares of New Common Stock) of the Restructured Company outstanding.

Reporting Person	Number of Shares with Sole Power to Vote		Number of Shares with Shared Power to Vote		Number of Shares with Sole Power to Dispose		Number of Shares with Shared Power to Dispose		Aggregate of Shares Beneficially Owned		Adjusted Number of Shares Outstanding (1)		Percent of Shares Beneficially Owned (1)
Donald J. Trump	12,052,889	(2)	1,407	(3)	12,052,889	(2)	1,407	(3)	12,054,296	(2)(3)	39,127,201	(4)	30.8%
Trump Casinos, Inc.	0		1,407	(3)	0		1,407	(3)	1,407	(3)	27,086,485	(5)	.00519%

*	The Restructured Company informed the Reporting Person that this number is subject to minor changes based on the disposition of fractional interests and rounding for distributions of shares under the Reorganization Plan.

(1)	Pursuant to Rule 13d-3 promulgated under the Act, any securities not outstanding which are subject to options, warrants, rights or conversion privileges exercisable with 60 days are deemed to be outstanding for purposes of computing the percentage of outstanding securities of the class owned by such person but are not deemed to be outstanding for the purposes of computing the percentage of any other person.

(2)	Consists of (i) 12,173 shares of New Common Stock held directly by Mr. Trump; (ii) 1,217,933 and 1,446,706 shares of New Common Stock issuable upon exercise of the One Year Warrant and the Ten Year Warrant, respectively; and (iii) 4,821,880 and 4,554,197 shares of New Common Stock issuable upon the exchange of the Class A Partnership Interests and the Class B Partnership Interests, respectively.

(3)	Consists of 1,407 shares of New Common Stock issuable upon the exchange of the Class A Limited Partnership Interests held by TCI.

(4)	Consists of all shares of New Common Stock of the Restructured Company issued and outstanding and all shares of New Common Stock reserved for issuance, and beneficially owned by the Reporting Persons, including shares issuable upon the exercise of the Ten Year Warrant, the One Year Warrant, and the exchange of the Partnership Interests (excludes certain other shares of New Common Stock reserved for issuance under the New Class 11 Class A Warrants exercisable for up to 2,207,260 shares of New Common Stock of the Restructured Company issued to holders of Old Common Stock of the Former Company pursuant to the Reorganization Plan as well as any employee or management stock option or incentive plan or program adopted by the Board).

(5)	Consists of all shares of New Common Stock of the Restructured Company issued and outstanding and all shares of New Common Stock reserved for issuance, and beneficially owned by the Reporting Person (excludes shares of New Common Stock reserved for issuance upon the exercise of the Ten Year Warrant, the One Year Warrant and upon the exchange of the Partnership Interests held directly by Mr. Trump, and other shares of New Common Stock reserved for issuance under the New Class 11 Class A Warrants exercisable for up to 2,207,260 shares of New Common Stock of the Restructured Company issued to holders of Old Common Stock of the Former Company pursuant to the Reorganization Plan as well as any employee or management stock option or incentive plan or program adopted by the Board).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following paragraphs to the end thereof:

On April 5, 2005, the United States Bankruptcy Court for the District of New Jersey, confirmed the Reorganization Plan. Prior to the effectiveness of the Reorganization Plan, on May 19, 2005, Mr. Trump entered into the Merger Agreement whereby TCII was merged with and into TCI2 with TCI2 surviving such merger. In connection therewith, Mr. Trump’s ownership of TCII was exchanged for Old Common Stock of the Former Company. Pursuant to the Reorganization Plan, on May 20, 2005, Mr. Trump, the Former Company and the Former Partnership entered into the A/R Investment Agreement pursuant to which, Mr. Trump made an investment in the Restructured Partnership, consisting of $55,000,000 in cash, the exchange and cancellation of his Notes, and the waiver of accrued interest thereon, and in exchange Mr. Trump received the Class A Partnership Interests in the Restructured Partnership. Mr. Trump received the Class B Partnership Interests and the One Year Warrant in exchange for entering into the Amended Agreements. Mr. Trump received the Ten Year Warrant in exchange for entering into the Services Agreement. Additionally, pursuant to the Amended Charter and in accordance with the Voting Agreement, Mr. Trump is the Chairman of the Board and designated, Wallace B. Askins and Don M. Thomas to the initial Board and approved of the designation of James J. Florio. Additionally, pursuant to the Voting Agreement, Mr. Trump agreed to vote his beneficially owned shares of New Common Stock in order to elect the Class A Directors to the Board.

The foregoing summary is qualified in its entirety by reference to the following, each of which is incorporated by reference in this Schedule 13D: (i) the Merger Agreement, a copy of which is filed as Exhibit XVI to this Amendment; (ii) the A/R Investment Agreement, a copy of which is filed as Exhibit XVII to this Amendment; (iii) the Amended Charter, a copy of which is filed as Exhibit XVIII to this Amendment; (iv) the Services Agreement, a copy of which is filed as Exhibit XIX to this Amendment, (v) the Amended Trademark Agreement, a copy of which is filed as Exhibit XX to this Amendment, (vi) the One Year Warrant, a copy of which is filed as Exhibit XXI to this Amendment; (vii) the Ten Year Warrant, a copy of which is filed as Exhibit XXII to this Amendment; (viii) the Amended Exchange Agreement, a copy of which is filed as Exhibit XXIII to this Amendment; (ix) the Amended Partnership Agreement, a copy of which is filed as Exhibit XXIV to this Amendment; and (x) the Voting Agreement, a copy of which is filed as Exhibit XXV to this Amendment.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following Exhibits:

Exhibit XVI:	Agreement and Plan of Merger, dated May 19, 2005, by and among, Donald J. Trump, the Former Company, TCII, and TCI2.

Exhibit XVII:	Amended and Restated Investment Agreement, dated May 20, 2005, by and among the Former Company, the Former Partnership and Donald J. Trump.

Exhibit XVIII:	Restated Certificate of Incorporation of the Restructured Company, effective as of May 20, 2005.

Exhibit XIX:	Services Agreement, dated May 20, 2005, by and among the Restructured Company, the Restructured Partnership and Donald J. Trump.

Exhibit XX:	Amended and Restated Trademark License Agreement, dated May 20, 2005, by and among, the Restructured Partnership, Donald J. Trump and, solely for purposes of certain sections contained therein, the Restructured Company, Trump Taj Mahal Associates, LLC, Trump Plaza Associates, LLC, Trump Marina Associates, LLC, and Trump Indiana, Inc.

Exhibit XXI:	Warrant to Purchase New Common Stock of the Restructured Company, dated May 20, 2005.

Exhibit XXII:	Warrant to Purchase New Common Stock of the Restructured Company, dated May 20, 2005.

Exhibit XXIII:	Third Amended and Restated Exchange and Registration Rights Agreement, dated May 20, 2005, by and the Restructured Company, the Restructured Partnership, TCI and Donald J. Trump.

Exhibit XXIV:	Fourth Amended and Restated Agreement of Limited Partnership of Trump Entertainment Resorts Holdings, L.P., dated May 20, 2005, by and among, the Restructured Company, Donald J. Trump,

TCI, TCI2, and the persons who may become a party thereto from time to time.

Exhibit XXV:	Voting Agreement, dated May 20, 2005, by and among the Restructured Company and Donald J. Trump.

Exhibit XXVI:	Amended and Restated Trademark Security Agreement, dated May 20, 2005, by and among, the Restructured Partnership and Donald J. Trump.

Exhibit XXVII:	Right of First Offer Agreement, dated May 20, 2005, by and among the Restructured Company, the Restructured Partnership and the Development Company.

Exhibit XXVIII:	Assignment and Assumption Agreement, dated May 20, 2005, by and among the Restructured Partnership, TPI and Donald J. Trump.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2005	/s/ DONALD J. TRUMP
	Name:	Donald J. Trump

Dated: May 23, 2005	TRUMP CASINOS, INC.

	By:	/s/ DONALD J. TRUMP
Name: Donald J. Trump
Title: President

EXHIBIT XVI

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (the “Plan”), dated as of the 19th day of May, 2005, is by and among TRUMP CASINOS II, INC., a Delaware corporation (“TCII”), TRUMP HOTELS & CASINO RESORTS, INC., a Delaware corporation (“THCR”), Donald J. Trump (“DJT”) and TCI2 HOLDINGS, LLC, a Delaware limited liability company that is a direct wholly-owned subsidiary of THCR (the “Company” and, together with TCII, the “Constituent Entities”).

RECITALS:

A. By order dated April 5, 2005 (the “Order”) of the United States Bankruptcy Court for the District of New Jersey (the “Court”) having jurisdiction over the parties to this Plan pursuant to Title 11 of the United States Code (the “Bankruptcy Code”), the Court has authorized the adoption of this Plan pursuant to the provisions of Sections 1123 and 1129 of the Bankruptcy Code and Section 18-209 of the Delaware Limited Liability Company Act.

B. This Plan has been duly adopted pursuant to that certain Second Amended Joint Plan of Reorganization, dated as of March 30, 2005 (the “Plan of Reorganization”), of the Debtors (as defined in the Plan of Reorganization), including THCR, confirmed by the Order of the Court and in accordance with Section 18-209 of the Delaware Limited Liability Company Act.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties and agreements contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, each intending to be legally bound, hereby agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Plan and in accordance with the Delaware Limited Liability Company Act (6 Del. C. § 18-101 et seq.), as amended (the “DLLC”), and the Delaware General Corporation Law (8 Del. C. § 101 et seq.), as amended (the “DGCL” together with DLLC, the “Acts”), on the Effective Date (as defined in Section 1.3 below) TCII shall be merged (the “Merger”) with and into the Company and the separate existence of TCII shall thereupon cease. The Company shall be the surviving entity in the Merger (the Company, as such surviving entity, the “Surviving Corporation”), and the separate existence of the Company with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger.

1.2 Effects of the Merger. The Merger shall have the effects specified in the Acts. Without limiting the foregoing, from and after the effectiveness of the Merger pursuant to Section 1.3, all of the rights, privileges and powers of each Constituent Entity, and all property, real, personal and mixed, and all debts due to any Constituent Entity, as well as all other things and causes of action belonging to any Constituent Entity, shall be automatically and immediately vested in the Surviving Entity, and shall thereafter be the property of the Surviving Entity, and the title to any real property vested by deed or otherwise in any Constituent Entity shall not revert or be in any way impaired by reason of the Merger. All rights of creditors and all liens upon any property of any Constituent Entity shall be preserved unimpaired and all debts, liabilities and duties of any Constituent Entity shall attach to the Surviving Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

1.3 Effective Date. The Company will cause a Certificate of Merger to be executed and filed with the Secretary of State for the State of Delaware as provided in the Acts. The Merger shall become effective when the Certificate of Merger has been duly filed with the State of Delaware or, if otherwise agreed by the Company and TCII, such later date or time as is established by the Certificate of Merger, provided that the Merger shall become effective not less than one day prior to the “Effective Date” under the Plan of Reorganization (the date on which the Merger becomes effective as provided herein, the “Effective Date”).

1.4 Further Assurances. If, at any time after the Effective Date, the Surviving Entity shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Entity, its right, title and interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of TCII or (b) to otherwise carry out the purposes of this Plan, the Surviving Entity and its proper officers or members or their designees shall be authorized to execute and deliver, in the name and on behalf of TCII, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of TCII, all other acts and things as may be necessary, proper or desirable to vest, perfect or confirm the Surviving Entity’s right, title and interest in, to and under any of the rights, privileges, powers, franchises, properties or assets of TCII, in accordance with the purposes of this Plan.

ARTICLE II

OPERATING AGREEMENT OF SURVIVING ENTITY

2.1 Limited Liability Company Agreement. The Limited Liability Company Agreement of the Company in effect on the Effective Date shall be the Limited Liability Company Agreement of the Surviving Entity and govern the rights and privileges the member(s) until duly amended as provided therein or by applicable law.

ARTICLE III

EXCHANGE OF STOCK

3.1 Merger Consideration. As a result of the Merger and without any action on the part of any holder of common stock, par value $0.01 per share (the “TCII Stock”), of TCII (other than to surrender such TCII Stock), on the Effective Date, the shares of TCII Stock outstanding immediately prior to the Effective Date shall be converted into, and shall represent, the right to receive Two Million Two Hundred Eleven Thousand Two Hundred Fifty (2,211,250)

shares (the “Merger Consideration”) of common stock, par value $0.01 per share (“THCR Stock”), of THCR. THCR shall cause the Merger Consideration to be delivered to each holder of TCII Stock on the Effective Date.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of TCII. TCII hereby represents and warrants to THCR and the Company that:

(a) Validly Existing. TCII validly exists under the laws of the State of Delaware and has all requisite corporate power and authority to own and operate its properties and assets and to carry on its business as presently conducted.

(b) Authority and Approval. TCII has the corporate power and authority to enter into this Plan and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Plan by TCII and the consummation by TCII of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of TCII. This Plan has been duly executed and delivered by TCII and (assuming the valid authorization, execution and delivery of this Plan by the Company and THCR) constitutes the valid and binding agreement of TCII enforceable against TCII in accordance with its terms, except that enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights.

(c) Governmental Filings and Approvals. The execution, delivery and performance of this Plan, and the consummation of the transactions contemplated hereby, by TCII do not require any material consent, waiver or authorization or approval of any governmental or regulatory authority except as to filings with and approvals required under the New Jersey Casino Control Act and rules and regulations promulgated thereunder.

4.2 Representations and Warranties of DJT. DJT hereby represents and warrants to THCR and the Company that:

(a) Business Activities; Assets and Liabilities. TCII has no current, and does not presently conduct, business operations. Other than certain limited partnership interests of Trump Hotels & Casino Resorts Holdings, L.P., a Delaware limited partnership, held by TCII that are presently exchangeable for Two Million Two Hundred Eleven Thousand Two Hundred Fifty (2,211,250) shares of THCR Stock pursuant to that certain Second Amended and Restated Exchange and Registration Rights Agreement, dated as of October 7, 1996 (as amended and in effect on the date hereof, the “Exchange Agreement”), by and among THCR, DJT, Trump Casinos, Inc., a New Jersey corporation, and TCII, to the knowledge of TCII, TCII has no assets or properties. To the knowledge of TCII, TCII has no liabilities or obligations other than its obligations under the Exchange Agreement.

(b) Ownership of TCII Stock. DJT beneficially owns all right, title and interest, and has good and valid title, in and to all outstanding shares of TCII Stock, free and clear of any lien, encumbrance, security interest, pledge, preemptive right, option to acquire, right of first refusal or restriction on transfer (except for restrictions under or relating to applicable securities laws).

(c) Investment Representations. DJT:

(i) understands that the Merger Consideration to be issued hereunder has not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state or foreign securities act and are being issued to DJT by reason of specific exemptions under the provisions thereof that depend in part upon the representations and warranties made by DJT in this Section 4.2(c);

(ii) understands that the Merger Consideration to be issued hereunder consists of “restricted securities” under applicable federal securities laws and that the Securities Act and the rules of the Securities and Exchange Commission promulgated thereunder provide in substance that DJT may dispose of the Merger Consideration issued hereunder only pursuant to an effective registration statement under the Securities Act or an exemption from such registration, if available;

(iii) is acquiring the Merger Consideration to be issued hereunder for investment only and not with a view to, or in connection with, any resale or distribution of any such Merger Consideration;

(iv) is an “accredited investor” as such term is defined in Rule 501 under Regulation D promulgated under the Securities Act;

(v) has sufficient knowledge and experience in investing in companies similar to THCR so as to be able to evaluate the risks and merits of its investment in the Merger Consideration to be issued hereunder and he is able financially to bear the risks thereof; and

(vi) has had an opportunity to discuss THCR’s business, management, and financial affairs with the THCR’s executive officers, and has also had an opportunity to ask questions and receive answers from the executive officers of THCR concerning the terms and conditions of the offering of the Merger Consideration to be issued hereunder and to obtain the information he believes necessary or appropriate to evaluate the suitability of an investment in the Merger Consideration to be issued hereunder.

4.3 Representations and Warranties of THCR and the Company. THCR and the Company hereby jointly and severally represent and warrant to TCII that:

(a) Organization and Good Standing. THCR is a corporation and the Company is a limited liability company, in each case validly existing and in good standing under the laws of the State of Delaware, and each of THCR and the Company have all requisite corporate and limited liability company (as applicable) power and authority to own and operate its properties and assets and to carry on its business as presently conducted.

(b) Authority and Approval. Each of THCR and the Company has (as applicable) the corporate or limited liability company power and authority to enter into this Plan and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Plan by THCR and the Company and the consummation by THCR and the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate or limited liability company (as applicable) action on the part of THCR and the Company. This Plan has been duly executed and delivered by THCR and the Company and (assuming the valid authorization, execution and delivery of this Plan by TCII) constitutes the valid and binding agreement of THCR and the Company enforceable against each of them in accordance with its terms, except that enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights.

(c) Governmental Filings and Approvals. The execution, delivery and performance of this Plan, and the consummation of the transactions contemplated hereby, by THCR and the Company do not require any material consent, waiver or authorization or approval of any governmental or regulatory authority except as to filings with and approvals required under the New Jersey Casino Control Act and rules and regulations promulgated thereunder.

ARTICLE V

CONDITIONS

5.1 Conditions to the Obligations of Each Party. The respective obligations of each party to effect the Merger are subject to the satisfaction on or prior to the Effective Date of each of the following conditions, any or all of which may be waived in whole or in part to the extent permitted by applicable law:

(a) Regulatory Consents. All filings required to be made prior to the Effective Date with, and all consents, approvals and authorizations required to be obtained prior to the Effective Date from governmental and regulatory authorities (including, without limitation, the New Jersey Casino Control Commission) in connection with the execution and delivery of this Plan and the consummation of the transactions contemplated hereby shall have been made or obtained.

(b) Litigation. No court or governmental or regulatory authority of competent jurisdiction (including, without limitation, the New Jersey Casino Control Commission) shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) or taken any action that prohibits the consummation of the transactions contemplated by this Plan.

5.2 Conditions to the Obligations of THCR and the Company. The obligation of THCR and the Company to effect the Merger is subject to the satisfaction at or prior to the Effective Date of the following conditions, which may be waived in whole or in part by THCR:

(a) Representations and Warranties. Each of the representations and warranties of TCII and DJT contained in this Plan shall have been true and correct in all material respects when made and at and as of the Effective Date.

(b) FIRPTA Certificate. Each holder of TCII Stock shall have delivered to THCR a valid and properly completed certification of non-foreign status as described in Treasury Regulation Section 1.1445-2(b)(2).

5.3 Conditions to the Obligations of TCII. The obligation of TCII to effect the Merger is subject to the satisfaction at or prior to the Effective Date of the following condition, which may be waived in whole or in part by TCII: Each of the representations and warranties of the Company contained in this Plan shall have been true and correct in all material respects when made and at and as of the Effective Date.

ARTICLE VI

TERMINATION

6.1 Termination. This Plan may be terminated and the Merger may be abandoned at any time prior to the Effective Date:

(a) by mutual written consent of the Company and TCII; or

(b) by either party if the Merger has not been consummated on or before the day immediately preceding the “Effective Date” under the Plan of Reorganization.

6.2 Effect of Termination. In the event of termination of this Plan pursuant to this Article VI, this Plan shall forthwith terminate without any liability hereunder on the part of the Company or TCII; provided, however, that nothing contained in this Section 6.2 shall relieve any party from any liability for the willful breach of this Plan.

ARTICLE VII

CERTAIN COVENANTS

7.1 Tax Treatment of Merger. Each party hereto shall, for federal income tax purposes, treat the Merger as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”). No such party shall take or cause to be taken any action, whether before or after the Effective Date, that would disqualify the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

7.1 Survival or Representations and Warranties of DJT. The representations and warranties of DJT contained in this Agreement shall survive the Effective Date until the first anniversary thereof and shall thereafter terminate and be of no further force or effect, and any claim under or relating to the subject matter of any such representation or warranty must be made on or before the date of such anniversary or such claim shall be deemed to have been forever waived and discharged in all respects.

ARTICLE VIII

MISCELLANEOUS

8.1 Amendment. Any provision of this Plan may be amended or modified prior to the Effective Date by a writing to that effect executed by THCR and TCII.

8.2 Waiver. At any time prior to the Effective Date, THCR and TCII may, unless otherwise set forth in this Plan, (a) extend the time for the performance of any agreement of the other party hereto, (b) waive any accuracy and the representations and warranties contained herein or (c) waive compliance with any agreement or condition of the other party contained herein. Any agreement on the part of any party to any such extension or waiver shall be effective only if set forth in a writing signed on behalf of such party and deliver to the other party. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other right, power or privilege.

8.3 Notices. All notices, requests and other communications to any party hereunder shall be in writing (including the facsimile or similar writing) and shall be given:

(a)	If to the Company:

Trump Hotels & Casino Resorts, Inc.

725 Fifth Avenue, 15th Floor

New York, NY 10022

Facsimile: (212) 688-0397

Attn:       Scott C. Butera

                Robert M. Pickus, Esq.

with copies to:

Latham & Watkins LLP

633 West Fifth Street, Suite 4000

Los Angeles, CA 90071-2007

Facsimile: (213) 891-8763

Attn:       Thomas W. Dobson, Esq.

                Robert A. Klyman, Esq.

(b)	If to TCII:

c/o The Trump Organization

725 Fifth Avenue

New York, NY 10022

Facsimile: (212) 935-0141

Attn:       Donald J. Trump

with a copy to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

Facsimile: (212) 728-8111

Attn:       Thomas M. Cerabino, Esq.

8.4 No Assignment. This Plan shall not be assignable by operation of law or otherwise.

8.5 Governing Law. This Plan shall be construed in accordance with and governed by the internal laws of the State of Delaware without regard to principles of conflict of laws.

8.6 Gaming Laws. Each of the provisions of this Plan is subject to and shall be enforced in compliance with the New Jersey Casino Control Act and all rules and regulations promulgated thereunder.

8.7 Entire Agreement. This Plan embodies the entire agreement and understanding among the parties hereto and supercedes all prior agreements and understandings relating to the subject matter hereof.

8.8 No Third Party Beneficiaries. This Plan is not intended to confer upon any other person or entity, other than the parties hereto, any rights or remedies hereunder.

8.9 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Plan were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Plan and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

8.10 Captions. The captions contained in this Plan are for reference purposes only and shall not effect in any way the meaning or interpretation of this Plan.

8.11 Counterparts. This Plan may be signed in any number of counterparts, each of which shall be an original, and together shall constitute one and the same agreement with the same effect as if the signatures thereto were upon the same instrument.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be duly executed and delivered as of the date first written above.

TRUMP CASINOS II, INC.

By:	/s/ DONALD J. TRUMP
Name:	Donald J. Trump
Title:	President

/s/ DONALD J. TRUMP
Name:	Donald J. Trump

TRUMP HOTELS & CASINO RESORTS, INC.

By:	/s/ JOHN P. BURKE
Name:	John P. Burke
Title:	Executive Vice President and Treasurer

TCI 2 HOLDINGS, LLC

By:	TRUMP HOTELS & CASINO RESORTS, INC., its sole member

By:	/s/ JOHN P. BURKE
Name:	John P. Burke
Title:	Executive Vice President and Treasurer

EXHIBIT XVII

EXECUTION VERSION

AMENDED AND RESTATED

INVESTMENT AGREEMENT

BY AND AMONG

TRUMP HOTELS & CASINO RESORTS, INC.,

TRUMP HOTELS & CASINO RESORTS HOLDINGS, L.P.

and

DONALD J. TRUMP

DATED AS OF MAY 20, 2005

EXHIBITS:

Exhibit A	Form of Amended and Restated Bylaws
Exhibit B	Form of Amended and Restated Certificate of Incorporation
Exhibit C	Form of Amended Exchange Rights Agreement
Exhibit D	Form of Amended Partnership Agreement
Exhibit E	THCR Debt Restructure - DJT Tax Points
Exhibit F	Form of Amended Trademark License Agreement
Exhibit G	Form of Amended Trademark Security Agreement
Exhibit H	Company Subsidiaries
Exhibit I	Form of Miss Universe Assignment Agreement
Exhibit J	Form of One Year Warrant
Exhibit K	Form of Right of First Offer Agreement
Exhibit L	Form of Services Agreement
Exhibit M	Form of Voting Agreement
Exhibit N	Form of Ten Year Warrant

-ii-

AMENDED AND RESTATED INVESTMENT AGREEMENT

AMENDED AND RESTATED INVESTMENT AGREEMENT, dated as of May 20, 2005 (this “Agreement”), by and among Trump Hotels & Casino Resorts, Inc., a Delaware corporation, Trump Hotels & Casino Resorts Holding, L.P., a Delaware limited partnership (the “Partnership”), and Donald J. Trump (the “Investor”).

R E C I T A L S:

WHEREAS, the Company (as hereinafter defined) is the sole general partner of the Partnership;

WHEREAS, the Investor (directly and through certain of the Investor’s controlled Affiliates (as hereinafter defined)) beneficially owns 9,960,887 issued and outstanding shares (the “Present Shares”) of common stock, par value $0.01 per share, of the Company;

WHEREAS, the Investor owns TCH 2nd Priority Notes (as hereinafter defined) in the aggregate principal amount of $16,366,686 (the “Investor Notes”), and the interest that shall be due on the Investor Notes is referred to herein as the “Accrued Interest”;

WHEREAS, on November 21, 2004, the Debtors (as hereinafter defined) commenced the Bankruptcy Case (as hereinafter defined);

WHEREAS, on January 25, 2005, the Company, the Partnership and the Investor entered into an Investment Agreement (the “Prior Agreement”) with respect to the Investment (as hereinafter defined) and the other transactions contemplated thereby;

WHEREAS, on April 5, 2005, by written order, the Bankruptcy Court confirmed the Bankruptcy Plan;

WHEREAS, the Company, the Partnership and the Investor desire to amend and restate the Prior Agreement as provided herein;

WHEREAS, on the terms and subject to the conditions set forth herein, at the Closing (as hereinafter defined), the Investor and/or one or more Affiliates of the Investor will make an equity investment (the “Investment”) in the Partnership consisting of (i) a cash investment of $55,000,000 (the “Cash Amount”), (ii) the exchange and cancellation of the Investor Notes and (iii) the written waiver (the “Investor Waiver”) by the Investor (for the Investor and on behalf of the Investor’s controlled Affiliates) of the Investor’s (and any such controlled Affiliates’) right to receive the Accrued Interest in respect of the Investor Notes, pursuant to which the Partnership will (and the Restructured Company (as hereinafter defined) will cause the Partnership to) issue Class A Partnership Interests (as hereinafter defined) to the Investor;

WHEREAS, on the terms and subject to the conditions set forth herein, at the Closing, in consideration of the Investor entering (and/or causing one or more Affiliates of the Investor to enter) into the Amended Agreements (as hereinafter defined) and consummating (and/or causing any such Affiliates to consummate) the transactions contemplated hereby, the

Partnership will (and the Restructured Company will cause the Company to) issue Class B Partnership Interests (as hereinafter defined), and the Company will issue the One Year Warrant (as hereinafter defined), to the Investor and/or one or more Affiliates of the Investor;

WHEREAS, in consideration of the Investor entering into the Services Agreement, the Company will issue the Ten Year Warrant (as hereinafter defined) to the Investor and/or one or more Affiliates of the Investor;

WHEREAS, the Class A Partnership Interests will be exchangeable for shares of common stock, par value $0.001 per share (the “Common Stock”), of the Restructured Company, and the Class B Partnership Interests will be exchangeable for shares of Common Stock and/or cash in an amount equal to the fair market value of such shares of Common Stock, as provided in the Amended Exchange Rights Agreement and the Amended Partnership Agreement (as each such term is hereinafter defined);

WHEREAS, in connection with, and as a condition to the consummation of the transactions contemplated hereby, the Company and certain Company Subsidiaries (as hereinafter defined) have undertaken, under Chapter 11 of the Bankruptcy Code (as hereinafter defined) and pursuant to the Bankruptcy Plan (as hereinafter defined), the Restructuring (as hereinafter defined), the terms of which are set forth on Exhibit A (the “Term Sheet”) to that certain Restructuring Support Agreement, dated as of October 20, 2004 (the “Restructuring Support Agreement”), by and among the Company, the Investor, the Noteholders (as defined in the Restructuring Support Agreement) and the other parties thereto;

WHEREAS, the Special Committee of the Board of Directors of the Company (the “Board of Directors”) and the Board of Directors have duly approved and authorized this Agreement and the transactions contemplated hereby; and

WHEREAS, pursuant to the Restructuring Support Agreement, the Investor has agreed to support the commencement of the Bankruptcy Case (as hereinafter defined) by the Debtors (as hereinafter defined), confirmation by the Bankruptcy Court of the Bankruptcy Plan, approval by the Bankruptcy Court of the Disclosure Statement (as hereinafter defined) and approval by the Bankruptcy Court of this Agreement and the transactions contemplated hereby;

NOW, THEREFORE, in consideration of the foregoing premises and the mutual representations, warranties, covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, each intending to be legally bound, hereby agree to amend and restate the Prior Agreement in its entirety as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

Section 1.1 Definitions. In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms shall have the respective meanings set forth below:

“Accrued Interest” shall have the meaning set forth in the recitals hereto.

“Affiliate” shall mean, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person. For the purposes of this definition, “control” of a Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of its management or policies, whether through the ownership of voting securities, by contract or otherwise. For the purposes of this definition, except as otherwise provided herein, TCI shall be deemed an Affiliate of the Investor even if the Investor has transferred the outstanding equity interests of TCI held thereby as of the date hereof to another Person who is not an Affiliate of the Investor.

“Agreement” shall have the meaning set forth in the preamble hereto.

“Amended Agreements” shall mean, collectively, the Amended Exchange Rights Agreement, the Amended Partnership Agreement and the Amended Trademark License Agreement.

“Amended and Restated Bylaws” shall mean the Amended and Restated Bylaws of the Restructured Company, substantially in the form attached hereto as Exhibit A.

“Amended and Restated Certificate of Incorporation” shall mean the Restated Certificate of Incorporation of the Restructured Company, substantially in the form attached hereto as Exhibit B.

“Amended Exchange Rights Agreement” shall mean the Third Amended and Restated Exchange and Registration Rights Agreement, substantially in the form attached hereto as Exhibit C.

“Amended Partnership Agreement” shall mean the Fourth Amended and Restated Agreement of Limited Partnership of the Partnership, substantially in the form attached hereto as Exhibit D, which shall contain or reflect the terms set forth in Exhibit E.

“Amended Trademark License Agreement” shall mean the Amended and Restated Trademark License Agreement to be entered into by and between the Investor, the Partnership and the Restructured Company on the Closing Date, substantially in the form attached hereto as Exhibit F.

“Amended Trademark Security Agreement” shall mean the Amended and Restated Trademark Security Agreement to be entered into by and between the Investor and the Partnership on the Closing Date, substantially in the form attached hereto as Exhibit G.

“Bankruptcy Case” shall mean the chapter 11 cases of the Debtors pending in the Bankruptcy Court, which are being jointly administered under case numbers 04-46898 through 04-46925 (JHW).

“Bankruptcy Code” shall mean title 11 of the United States Code, 11 U.S.C. §101, et seq., as now in effect or hereafter amended.

“Bankruptcy Court” shall mean the United States Bankruptcy Court for the District of New Jersey and, to the extent that there is no reference pursuant to section 157 of title 28 of the United States Code, the United States District Court for the District of New Jersey.

“Bankruptcy Exceptions” shall have the meaning set forth in Section 4.2(a) hereof.

“Bankruptcy Plan” shall mean the Debtors’ Second Amended Joint Plan of Reorganization, dated as of March 30, 2005, as modified, amended or supplemented from time to time, in each case with the approval of the Investor (which approval shall not be unreasonably withheld), together with any and all Contracts, schedules, exhibits, certificates, orders and other documents and instruments prepared in connection therewith.

“Board of Directors” shall have the meaning set forth in the recitals hereto.

“Business Day” shall mean any day other than a Saturday or Sunday which is not a day on which banking institutions in New York City are authorized or obligated by Law or executive order to close.

“Capitalization Table” shall have the meaning set forth in Section 3.2(a)(xx) hereof.

“Cash Amount” shall have the meaning set forth in the recitals hereto.

“Class A Partnership Interests” shall have the meaning set forth in the Amended Partnership Agreement.

“Class B Exchange” shall mean the exchange of each outstanding share of Old Class B Common Stock for one share of New Class B Common Stock.

“Class B Partnership Interests” shall have the meaning set forth in the Amended Partnership Agreement.

“Closing” shall have the meaning set forth in Section 3.1 hereof.

“Closing Date” shall have the meaning set forth in Section 3.1 hereof.

“Common Shares” shall mean the 23,880 shares of Common Stock (less any shares of Common Stock issued to the Investor or any of his Affiliates pursuant to the TCI 2 Merger) beneficially owned by the Investor; provided that the number of Common Shares held by the Investor immediately following the Stock Split shall be adjusted so that such number of Common Shares represents 0.06% of the shares of Common Stock issued and outstanding immediately after the consummation of the Closing on a Fully Diluted Basis.

“Common Stock” shall have the meaning set forth in the recitals hereto.

“Company” shall mean Trump Hotels & Casino Resorts, Inc., a Delaware corporation, until the consummation of the Restructuring, and the Restructured Company.

“Company Entities” shall mean, collectively, the Company and each Company Subsidiary.

“Company Gaming Facilities” shall mean, collectively, (a) the Trump Taj Mahal Casino Resort, (b) the Trump Plaza Hotel and Casino, (c) the Trump Marina Hotel Casino, and (d) the Trump Indiana Casino Hotel.

“Company Material Adverse Effect” shall mean, with respect to any one or more changes, events or effects, a material adverse effect on the business, assets, financial condition or results of operations of (a) the Company and the Company Subsidiaries, taken as a whole, (b) the Trump Taj Mahal Casino Resort, (c) the Trump Marina Hotel Casino, or (d) the Trump Plaza Hotel and Casino, in each case except for any such change, event or effect resulting from, arising out of or related to (i) changes in or affecting (A) the gaming industry generally in the United States, or (B) the United States economy or financial markets as a whole, or (ii) the taking of any action in furtherance of and not inconsistent with this Agreement or the Restructuring or expressly consented to by the Investor; provided, however, that any event, circumstance, condition, fact, effect or other matter that would otherwise constitute a Company Material Adverse Effect shall not constitute a Company Material Adverse Effect if the material adverse effect thereof shall cease to exist or be of any effect as of the consummation of the Bankruptcy Plan.

“Company Subsidiary” shall mean any Subsidiary of the set forth on Exhibit H attached hereto.

“Confirmation Order” shall mean the order in a form and substance reasonably acceptable to the Investor entered by the Bankruptcy Court in the Bankruptcy Case confirming the Bankruptcy Plan pursuant to Section 1129 of the Bankruptcy Code.

“Contract” shall mean, with respect to any Person, any agreement, arrangement or obligation, whether written or oral, including any commitment, mortgage, instrument, indenture, note, bond, loan, guarantee, lease, sublease, license, contract, deed of trust, option agreement, right of first refusal, security agreement, development agreement, operating agreement, management agreement, service agreement, partnership agreement, joint venture agreement, limited liability agreement, put/call arrangement, purchase, or sale or merger agreement, in each case that is binding on such Person under applicable Law, including any amendments or modifications thereto and restatements thereof.

“D&O Indemnified Parties” shall have the meaning set forth in Section 6.11(a) hereof.

“Debtors” shall have the meaning set forth in the Bankruptcy Plan.

“Disclosure Statement” shall mean the written disclosure statement filed by the Company and certain Company Subsidiaries in connection with the Bankruptcy Plan in the Bankruptcy Case, as approved by the Bankruptcy Court pursuant to Section 1125 of the Bankruptcy Code, as may be amended, modified or supplemented from time to time.

“Encumbrance” shall mean, with respect to any asset, security or property, any security interest, pledge, mortgage, deed of trust, lien (including environmental and Tax liens), charge, encumbrance, adverse claim, restriction on use or option, in each case, in respect of such asset, security or property; provided, that, with respect to securities, “Encumbrances” shall exclude limitations on transfer imposed by Gaming Laws.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended from time to time, including the rules and regulations promulgated thereunder.

“Existing Security Agreement” shall mean that certain Trademark Security Agreement, dated as of June 12, 1995, as amended, between the Investor and the Company.

“Existing Trademark License Agreement” shall mean that certain Trademark License Agreement, dated as of June 12, 1995, as amended, between the Investor and the Company.

“Five Board Members” shall have the meaning set forth in Section 6.10 hereof.

“Fully Diluted Basis” shall mean, at any given time, on a fully diluted basis, assuming the full conversion, exercise and exchange (as applicable) of all then outstanding options, warrants and other rights to acquire shares of Common Stock (other than shares of Common Stock reserved for issuance under any employee or management stock option or incentive plan or program adopted by the Board of Directors of the Restructured Company).

“Gaming Activities” shall mean the business of owning, operating or managing a casino or similar gaming facility in which the principal business activity is the taking or receiving of bets or wagers upon the results of games of chance or skill.

“Gaming Authority” shall mean any Governmental Entity that is directly responsible for the licensing or granting of permit authority for, or otherwise exercises direct legal or regulatory oversight with respect to, Gaming Activities conducted in the United States, including (a) the New Jersey Casino Control Commission, (b) the New Jersey Division of Gaming Enforcement, (c) the Indiana Gaming Commission and (d) the National Indian Gaming Commission.

“Gaming Law” shall mean any Law governing or regulating Gaming Activities, including, without limitation, the New Jersey Casino Control Act and the rules and regulations promulgated thereunder, the Indiana Riverboat Gambling Act (as set forth at Indiana Code 4-33) and the rules and regulations promulgated thereunder, the Indiana Gaming Control Act and the rules and regulations promulgated thereunder and the Indian Gaming Regulatory Act and the rules and regulations promulgated thereunder.

“Gaming License” shall mean any Governmental Approval required in order to conduct Gaming Activities under any Gaming Law issued by any Gaming Authority.

“Governmental Approvals” shall mean, with respect to any Person, all Gaming Licenses, Liquor Licenses and any other permit, license, certificate, franchise, concession, finding of suitability, exemption, entitlement, approval, consent, ratification, permission, clearance, confirmation, waiver, certification, filing, designation, rating, registration, qualification, authorization or order that is issued or granted to such Person by any Governmental Entity in connection with the operation of such Person’s business.

“Governmental Entity” shall mean any foreign, domestic or supranational governmental (executive, legislative or judicial), tribal, administrative, regulatory, police, military or taxing authority.

“Governmental Order” shall mean any order, writ, judgment, stay, injunction, decree or award entered by or with any Governmental Entity.

“HSR Act” shall mean the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended from time to time, including the rules and regulations promulgated thereunder.

“Investment” shall have the meaning set forth in the recitals hereto.

“Investor” shall have the meaning set forth in the preamble hereto.

“Investor Board Members” shall have the meaning set forth in Section 6.10 hereof.

“Investor Notes” shall have the meaning set forth in the recitals hereto.

“Investor Waiver” shall have the meaning set forth in the recitals hereto.

“Laws” shall mean all laws, statutes, ordinances, decrees, rules, regulations, orders, injunctions or judgments of the United States, any foreign country or any domestic or foreign state, county, city, province or other political subdivision or of any Governmental Entity, including, without limitation, Gaming Laws.

“Liquor Licenses” shall mean all those certain “off sale,” “portable bar” and other alcoholic beverage licenses issued by any Governmental Entity or Gaming Authority pursuant to which the sale of alcoholic beverages is permitted in the restaurants, bars, function rooms and guest rooms of hotels or related properties (including casino, gambling or gaming facilities such as the Company Gaming Facilities).

“Maximum D&O Premium” shall have the meaning set forth in Section 6.11(b) hereof.

“Merger Sub” shall mean a Delaware limited liability company that is wholly owned by the Company.

“Miss Universe Assignment Agreement” shall mean the Assignment and Assumption Agreement with respect to the Partnership’s limited and general partnership interests in Miss Universe L.P., LLLP, a Delaware limited liability limited partnership, to be entered into by and between the Partnership, the Investor and TPI on the Closing Date, substantially in the form attached hereto as Exhibit I.

“Mutual Board Member” shall have the meaning set forth in Section 6.10 hereof.

“New Class B Common Stock” shall mean the Class B Common Stock, par value $0.001 per share, of the Restructured Company.

“Notifying Party” shall have the meaning set forth in Section 6.2(c) hereof.

“NYSE” shall mean the New York Stock Exchange.

“Old Class B Common Stock” shall mean the Class B Common Stock, par value $0.01 per share, of the Company prior to the consummation of the Restructuring.

“One Year Warrant” shall mean a warrant, substantially in the form attached hereto as Exhibit J, exercisable until the first anniversary of the Closing Date, to purchase, for an exercise price of $14.60 per share, 1,217,933 shares of Common Stock; provided that the number of shares of Common Stock issuable upon exercise of the One Year Warrant shall be adjusted so that such number of issuable shares represents 2.9% of the shares of Common Stock issued and outstanding immediately after the consummation of the Closing on a Fully Diluted Basis.

“Partnership” shall have the meaning set forth in the preamble hereto.

“Partnership Interests” shall mean the Class A Partnership Interests and the Class B Partnership Interests, collectively.

“Person” shall mean a natural person, partnership (general or limited), corporation, limited liability company, business trust, joint stock company, trust, business association, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“Present Shares” shall have the meaning set forth in the recitals hereto.

“Prior Agreement” shall have the meaning set forth in the recitals hereto.

“Restructured Company” shall mean the Company from and after the consummation of the Restructuring.

“Restructuring Support Agreement” shall have the meaning set forth in the recitals hereto.

“Right of First Offer Agreement” shall mean the Right of First Offer Agreement to be entered into by and among the Trump Organization, the Partnership and the Restructured Company on the Closing Date, substantially in the form attached hereto as Exhibit K.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time, including the rules and regulations promulgated thereunder.

“Services Agreement” shall mean the Services Agreement to be entered into by and between the Restructured Company, the Partnership and the Investor on the Closing Date, substantially in the form attached hereto as Exhibit L.

“Stock Split” shall have the meaning set forth in Section 2.1 hereof.

“Subsidiary” shall mean, with respect to any Person, any corporation, limited liability company, partnership, business association or other Person of which such Person owns, directly or indirectly, rights with respect to, securities or other interests having the power to elect a majority of such Person’s board of directors or analogous or similar governing body of such Person.

“TCF” shall mean Trump Casino Funding, Inc., a Delaware corporation.

“TCH” shall mean Trump Casino Holdings, LLC, a Delaware limited liability company.

“TCH 2nd Priority Notes” shall mean the 17 5/8% Second Priority Mortgage Notes due 2010 of TCH and TCF.

“TCI” shall mean Trump Casinos, Inc., a New Jersey corporation.

“TCI 2” shall mean Trump Casinos II, Inc., a Delaware corporation, and its successor, TCI 2 Holdings, LLC, a Delaware limited liability company.

“TCI 2 Merger” shall mean the merger of Trump Casinos II, Inc., a Delaware corporation, with and into Merger Sub, with Merger Sub as the entity surviving such merger, pursuant to an Agreement and Plan of Merger containing such terms and in such form as shall be mutually agreed upon by the Company and the Investor.

“Ten Year Warrant” shall mean a warrant, substantially in the form attached hereto as Exhibit M, exercisable until the tenth anniversary of the Closing Date, to purchase, for an exercise price of $21.90 per share, 1,446,706 shares of Common Stock; provided that the number of shares of Common Stock issuable upon exercise of the Ten Year Warrant shall be adjusted so that such number of issuable shares represents 3.5% of the shares of Common Stock issued and outstanding immediately after the consummation of the Closing on a Fully Diluted Basis.

“Term Sheet” shall have the meaning set forth in the recitals hereto.

“TPA” shall mean Trump Plaza Associates, a New Jersey general partnership beneficially wholly owned by the Company.

“TPI” shall mean Trump Pageants, Inc., a New York corporation.

“Transaction Documents” shall mean, collectively, this Agreement, the Amended and Restated Certificate of Incorporation, the Amended and Restated Bylaws, the Voting Agreement, the Warrants, the Services Agreement, the Amended Partnership Agreement, the

Amended Exchange Rights Agreement, the Amended Trademark License Agreement, the Amended Trademark Security Agreement, the Right of First Offer Agreement and the Miss Universe Assignment Agreement.

“Trump Organization” shall mean, The Trump Organization LLC, a New York limited liability company.

“Voting Agreement” shall mean the Voting Agreement to be entered into by and among the Restructured Company and the Investor on the Closing Date, substantially in the form attached hereto as Exhibit N.

“Warrants” shall mean the One Year Warrant and the Ten Year Warrant, collectively.

Section 1.2 Interpretation.

(a) When a reference is made in this Agreement to a section, article, paragraph, exhibit or schedule, such reference shall be to a section, article, paragraph, exhibit or schedule of this Agreement, unless otherwise clearly indicated to the contrary.

(b) Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(c) The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

(d) The meaning assigned to each term defined herein shall be equally applicable to both the singular and plural forms of such term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(e) A reference to any party to this Agreement or any other agreement or documents shall include such party’s successors and permitted assigns.

(f) A reference to any legislation or to any provision of any legislation shall include any amendment to, and any modification or reenactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto.

(g) The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any such party by virtue of the authorship of any provisions of this Agreement.

(h) For the purposes of this Agreement, all shares of Common Stock or Partnership Interests to be owned by the Investor as of immediately after the Closing, as provided herein, shall include all shares of Common Stock and Partnership Interests owned by TCI (whether or not TCI is then owned by the Investor), unless TCI is then directly or indirectly owned by the Company or any of its Affiliates, in which case such shares of Common Stock and Partnership Interests owned by TCI shall not be deemed to be owned by the Investor.

ARTICLE II

STOCK SPLIT AND EXCHANGE AND ISSUANCES OF SECURITIES

Section 2.1 Reverse Stock Split; Common Shares. At or immediately prior to the Closing, the Company shall effect a reverse stock split (the “Stock Split”) pursuant to which each 1,000 shares of Common Stock then outstanding shall be consolidated into one share of Common Stock (subject to adjustment for fractional shares, as provided in the Bankruptcy Plan), without the need for any further corporate or other action or deed under any applicable law, regulation, order or rule, as a result of, and immediately after, which Stock Split (taking into consideration the issuances hereunder) the Investor shall beneficially own the Common Shares, free and clear of any and all Encumbrances (other than any Encumbrances specifically set forth in the Amended Agreements, the Services Agreement and the Voting Agreement).

Section 2.2 Exchange of Old Class B Common Stock. Except as otherwise provided in the Bankruptcy Plan, at or immediately prior to the Closing, the Company shall effect the Class B Exchange such that each share of Old Class B Common Stock beneficially owned by the Investor or his Affiliates shall be exchanged for one share of New Class B Common Stock, free and clear of any and all Encumbrances (other than any Encumbrances specifically set forth in the Amended Agreements, the Services Agreement and the Voting Agreement).

Section 2.3 Issuance of Class A Partnership Interests.

(a) On and subject to the terms and conditions contained in this Agreement, at the Closing, in exchange for the consummation of the Investment by the Investor and/or one or more Affiliates of the Investor, the Partnership shall (and the Restructured Company shall cause the Partnership to) issue to the Investor and/or such Affiliates, free and clear of any and all Encumbrances (other than any Encumbrances specifically set forth in the Amended Agreements, the Services Agreement and the Voting Agreement), Class A Partnership Interests exchangeable for 4,811,580 shares of Common Stock; provided that the number of shares of Common Stock issuable upon exchange of such Partnership Interests shall be adjusted so that such number of issuable shares represents, assuming the conversion of such shares into Common Stock, 11.64% of the shares of Common Stock issued and outstanding immediately after the consummation of the Closing on a Fully Diluted Basis.

(b) The consummation of the Investment pursuant to Section 2.3(a) hereof shall be effected at the Closing by the Investor and/or one or more Affiliates of the Investor by (i) the delivery to the Partnership of the Investor Notes, (ii) the delivery of the Investor Waiver and (iii) wire transfer of immediately available funds in an amount equal to the Cash Amount to an account or accounts designated by the Partnership at least three (3) Business Days prior to the Closing Date.

Section 2.4 Issuance of Class B Partnership Interests and One Year Warrant. On and subject to the terms and conditions contained in this Agreement, at the Closing, in consideration of the Investor entering (and/or causing one or more Affiliates of the Investor to enter) into the Amended Agreements and consummating (and/or causing any such Affiliates to consummate) the transactions contemplated hereby: (a) the Partnership shall (and the Restructured Company shall cause the Partnership to) issue to the Investor (and/or any such Affiliates, as determined by the Investor in the Investor’s sole discretion), free and clear of any and all Encumbrances (other than any Encumbrances specifically set forth in the Amended Agreements, the Services Agreement and the Voting Agreement) Class B Partnership Interests exchangeable for 4,554,197 shares of Common Stock or an amount in cash equal to the aggregate fair market value of such shares (as provided in the Amended Exchange Rights Agreement and the Amended Partnership Agreement); provided that the number of shares of Common Stock issuable upon exchange of such Partnership Interests shall be adjusted so that such number of issuable shares represents 11.02% of the shares of Common Stock issued and outstanding immediately after the consummation of the Closing on a Fully Diluted Basis (it being understood that the amount of cash payable by the Company upon exchange of such Class B Partnership Interests shall also be adjusted to an amount equal to the aggregate fair market value of such shares of Common Stock representing 11.02% of the shares of Common Stock issued and outstanding immediately after the consummation of the Closing on a Fully Diluted Basis); and (b) the Restructured Company shall issue to the Investor the One Year Warrant, free and clear of any and all Encumbrances (other than any Encumbrances specifically set forth in the Amended Agreements, the Services Agreement and the Voting Agreement).

Section 2.5 Issuance of Ten Year Warrant. On and subject to the terms and conditions contained in this Agreement, at the Closing, in consideration of the Investor entering into the Services Agreement, the Restructured Company shall issue to the Investor the Ten Year Warrant, free and clear of any and all Encumbrances (other than any Encumbrances specifically set forth in the Amended Agreements, the Services Agreement and the Voting Agreement).

ARTICLE III

CLOSING

Section 3.1 Closing. The closing (the “Closing”) of the transactions contemplated hereby, shall take place at the offices of Latham & Watkins LLP, 885 Third Avenue, Suite 1000, New York, New York 10022, at a date (the “Closing Date”) and time to be mutually agreed upon by the Company and the Investor, which Closing Date shall occur within three (3) Business Days following the satisfaction (or waiver by the Company or the Investor, as applicable) of the conditions set forth in Article VII hereof (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions).

Section 3.2 Closing Deliveries.

(a) The Company will deliver, or cause to be delivered, to the Investor on the Closing Date:

(i) a copy of the Amended and Restated Certificate of Incorporation, certified as of the date of the Closing by the Secretary of State of the State of Delaware;

(ii) a copy of the Amended and Restated Bylaws, duly adopted by the Board of Directors;

(iii) a certificate or certificates representing the Common Shares to be issued to the Investor and/or one or more Affiliates of the Investor at the Closing hereunder;

(iv) evidence reasonably acceptable to the Investor of the constitution of the Board of Directors (effective as of the Closing) as provided in Section 6.10 hereof;

(v) good standing certificates (or equivalents thereof) for each of the Company and the Partnership, each issued by the Secretary of State of the State of Delaware and of such other applicable jurisdictions where the Company or the Partnership, as applicable, is qualified or licensed to do business or own, lease or operate property making such qualification or licensing necessary, and dated as of a date within three (3) Business Days prior to the Closing Date;

(vi) the certificate required to be delivered pursuant to Section 7.3(c) hereof;

(vii) an executed cross-receipt for the Cash Amount, the Investor Notes and the Investor Waiver;

(viii) a certified copy of the Confirmation Order;

(ix) a certified copy of the docket in the Bankruptcy Case evidencing that, as of the Closing Date, the Confirmation Order has not been stayed, revised or vacated, or modified in a manner which is inconsistent with the terms of this Agreement;

(x) evidence reasonably acceptable to the Investor of the issuance of the Partnership Interests to be issued to the Investor and/or one or more Affiliates of the Investor at the Closing hereunder;

(xi) a counterpart of the Services Agreement, duly executed by the Company, the Partnership and Trump Atlantic City Associates, a New Jersey general partnership;

(xii) an executed assignment of the Existing Trademark License Agreement to the Partnership and a counterpart of the Amended Trademark License Agreement, duly executed by the Company and the Partnership;

(xiii) a counterpart of the Amended Exchange Rights Agreement, duly executed by the Company, the Partnership and each other party thereto (other than the Investor and TCI);

(xiv) a counterpart of the Amended Partnership Agreement, duly executed by the Company, the Partnership and Merger Sub;

(xv) a counterpart of the Right of First Offer Agreement, duly executed by the Company and the Partnership;

(xvi) a counterpart of the Voting Agreement, duly executed by the Company;

(xvii) a counterpart of each Warrant, duly executed by the Company;

(xviii) a counterpart of the Miss Universe Assignment Agreement, duly executed by the Partnership;

(xix) an executed assignment of the Existing Trademark Security Agreement to the Partnership and a counterpart of the Amended Trademark Security Agreement, duly executed by the Partnership;

(xx) a table (the “Capitalization Table”) containing the complete pro forma capitalization of the Company and the Partnership at the Closing (after giving effect thereto), which Capitalization Table shall be consistent with the Term Sheet; and

(xxi) such other previously undelivered documents reasonably requested by the Investor to be delivered by the Company and/or the Partnership to the Investor at or prior to the Closing in connection with this Agreement or the other Transaction Documents to which the Company or the Partnership is a party.

(b) The Investor will deliver, or cause to be delivered, to the Company (for itself and, as applicable, on behalf of the Partnership) on the Closing Date:

(i) the Cash Amount, the Investor Notes and the Investor Waiver in accordance with Section 2.3(b) hereof;

(ii) the certificate required to be delivered pursuant to Section 7.2(c) hereof;

(iii) an executed cross receipt with respect to the Common Shares, Partnership Interests and Warrants to be issued to the Investor and/or one or more Affiliates of the Investor (as applicable) at the Closing hereunder;

(iv) a counterpart of the Services Agreement, duly executed by the Investor;

(v) a counterpart of the Amended Trademark License Agreement, duly executed by the Investor;

(vi) a counterpart of the Amended Exchange Rights Agreement, duly executed by the Investor and TCI (to the extent that the Investor is then the sole shareholder thereof);

(vii) a counterpart of the Amended Partnership Agreement, duly executed by the Investor and TCI (to the extent that the Investor is then the sole shareholder thereof);

(viii) a counterpart of the Right of First Offer Agreement, duly executed by the Trump Organization;

(ix) a counterpart of the Voting Agreement, duly executed by the Investor and/or any of the Investor’s controlled Affiliates that are parties thereto;

(x) a counterpart of the Miss Universe Assignment Agreement, duly executed by the Investor and TPI;

(xi) a counterpart of the Amended Trademark Security Agreement, duly executed by the Investor; and

(xii) such other previously undelivered documents reasonably requested by the Company to be delivered by the Investor to the Company at or prior to the Closing in connection with this Agreement or the other Transaction Documents to which the Investor is a party.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF COMPANY AND PARTNERSHIP

Except as set forth herein, the Company and the Partnership hereby jointly and severally represent and warrant to the Investor as follows:

Section 4.1 Organization.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as currently being conducted. The Company is duly qualified or licensed to do business and is in good standing, in each jurisdiction in which the property owned, leased or operated by the Company or the nature of the business conducted by the Company makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b) The Partnership is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite organizational power and authority to own, lease and operate its properties and to carry on its business as currently being conducted. The Partnership is duly qualified or licensed to do business and is in good standing, in each jurisdiction in which the property owned, leased or operated by the

Company or the nature of the business conducted by the Partnership makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect.

(c) Each Company Subsidiary is a corporation or other legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has the requisite corporate, limited liability, partnership or other organizational power and authority to own, lease and operate its properties and to carry on its business as it is currently being conducted. Each Company Subsidiary is duly qualified or licensed as a foreign corporation or other business entity to do business and is in good standing in each jurisdiction where the character of its properties owned or held under lease or the nature of its business makes such qualification, licensing or good standing necessary, except where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 4.2 Authority; No Conflict; Required Filings and Consents.

(a) Each of the Company and the Partnership has the requisite corporate or organizational power and authority to enter into this Agreement and each of the other Transaction Documents to which it is a party, and to consummate the transactions contemplated hereby and thereby to be consummated by it. The execution and delivery of this Agreement by each of the Company and the Partnership has been, and each of the other Transaction Documents to which it is a party will prior to the Closing be, duly authorized by the requisite corporate or organizational action of the Company and the Partnership. This Agreement has been, and each of the other Transaction Documents to which the Company or the Partnership is a party, when executed and delivered by it, will be duly authorized and validly executed and delivered thereby, and this Agreement constitutes, and each of the other Transaction Documents to which the Company or the Partnership is a party, when executed and delivered by it (assuming this Agreement and the other Transaction Documents to which it is a party constitute the valid and binding obligations of the other parties hereto and thereto) will constitute, a valid and binding obligation of the Company or the Partnership (as applicable), enforceable against it in accordance with its terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws now or hereafter in effect relating to creditors’ rights generally and (ii) general principles of equity (regardless of whether enforcement is considered in a proceeding at Law or in equity) (collectively, the “Bankruptcy Exceptions”).

(b) The execution and delivery of this Agreement by the Company and the Partnership, and the performance by any of them of the other Transaction Documents to which it is a party, will not, (i) conflict with, violate or breach any provision of the certificate of incorporation or bylaws or other organizational document of any Company Entity or the Partnership, (ii) assuming that (x) as of the Effective Date (as defined in the Bankruptcy Plan), upon the consummation of the transactions contemplated thereby, no individual Noteholder will beneficially own a majority of the then outstanding shares of capital stock of the Company and (y) the reduction of the Investor’s current beneficial ownership of the outstanding capital stock of the Company as a result of the transactions contemplated by the Bankruptcy Plan (including the consummation of the transactions contemplated by this Agreement) will not be deemed a change of control of any Company Entity, result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any Contract to which any Company Entity or the Partnership is a party or by which any of them or any of their properties or assets may be bound (subject to the Bankruptcy Exceptions), or (iii) assuming that all Governmental Approvals and other matters referred to in Section 4.2(c) hereof have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law or Governmental Approval applicable to the Company Entities or the Partnership or any of their respective properties or assets, except in the cases of the foregoing clauses (ii) and (iii) for any such breaches, conflicts, violations, defaults, terminations, cancellations, accelerations, losses or failures to obtain any such consent or waiver which would not (A) individually or in the aggregate, have a Company Material Adverse Effect or (B) prevent or materially delay the Closing.

(c) No Governmental Approvals or notice to, declaration or filing with, or waiver from any other Person is required by or of the Company Entities or the Partnership in connection with the execution, delivery or performance by the Company Entities and the Partnership of this Agreement or any of the other Transaction Documents to which any of them is a party nor the consummation of the transactions contemplated hereby and thereby, except (i) the filing of the premerger notification and report form under the HSR Act, (ii) the filing with the SEC of such reports under the Securities Act or the Exchange Act as may be required in connection with this Agreement and the other Transaction Documents, (iii) the filing of the Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware in accordance with the Delaware General Corporation Law, (iv) applicable filings, if any, with the NYSE, including filings in connection with the listing of shares and name change of the Company, (v) the Gaming Licenses and other Governmental Approvals related to, or arising out of, compliance with Gaming Laws, (vi) Governmental Approvals as may be required under applicable state securities Laws or “Blue Sky” laws, (vii) the Confirmation Order, (viii) other Governmental Approvals reasonably necessary to own, lease or operate the properties of the Company Entities and to carry on the business of the Company Entities as currently conducted, and (ix) such other consents, Governmental Approvals, orders, authorizations, notifications, registrations, declarations and filings, the failure of which to be obtained or made would not, individually or in the aggregate, have a Company Material Adverse Effect or prevent or materially delay the Closing.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF INVESTOR

Except as set forth herein, the Investor hereby represents and warrants to the Company and the Partnership as follows:

Section 5.1 Authority. The Investor has the requisite power and authority to enter into this Agreement and each of the other Transaction Documents to which he is a party and to consummate the transactions contemplated hereby and thereby to be consummated by the Investor. This Agreement has been, and each of the other Transaction Documents to which the Investor is a party when executed and delivered by the Investor will be, duly and validly executed and delivered by the Investor, and this Agreement constitutes, and each of the other Transaction Documents to which the Investor is a party, when executed and delivered by the Investor (assuming this Agreement and the other Transaction Documents to which the Investor is a party constitute the valid and binding obligations of the other parties hereto and thereto), will constitute a valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms, except as such enforceability may be limited by the Bankruptcy Exceptions.

Section 5.2 No Conflict. The execution and delivery by the Investor of this Agreement and the performance by the Investor of the other Transaction Documents to which he is a party will not, (a) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any Contract to which the Investor is a party or is bound or to which the Investor’s properties or assets are bound, or (b) conflict with or violate any Law or Governmental Approval applicable to the Investor or the Investor’s respective properties or assets, except in each case for any such breaches, conflicts, violations, defaults, terminations, cancellations, accelerations, losses, failure to obtain any such consent or waiver that would materially adversely effect the Investor’s ability to perform his obligations under this Agreement or the other Transaction Documents to which the Investor is a party.

Section 5.3 Investment Representations.

(a) The Investor understands that the Common Shares, the Partnership Interests and the Warrants issued hereunder (and the shares of Common Stock issuable upon exercise of the Warrants) or issuable under the Exchange Agreement have not been registered under the Securities Act, or any state or foreign securities act and are being issued to the Investor by reason of specific exemptions under the provisions thereof that depend in part upon the representations and warranties made by the Investor in this Section 5.3.

(b) The Investor understands that the Common Shares, the Partnership Interests and the Warrants issued hereunder (and the shares of Common Stock issuable upon exercise of the Warrants) are “restricted securities” under applicable federal securities laws and that the Securities Act and the rules of the Securities and Exchange Commission promulgated thereunder provide in substance that the Investor may dispose of the Common Shares, the

Partnership Interests and the Warrants issued hereunder (and the shares of Common Stock issuable upon exercise of the Warrants) only pursuant to an effective registration statement under the Securities Act or an exemption from such registration, if available.

(c) The Investor is acquiring the Common Shares, the Partnership Interests and the Warrants issued hereunder (and the shares of Common Stock issuable upon exercise of the Warrants) for investment only and not with a view to, or in connection with, any resale or distribution of any of the Common Shares, the Partnership Interests or the Warrants issued hereunder (or the shares of Common Stock issuable upon exercise of the Warrants).

(d) The Investor is an “accredited investor” as such term is defined in Rule 501 under Regulation D promulgated under the Securities Act and was not organized for the specific purpose of acquiring the Common Shares, the Partnership Interests and the Warrants issued hereunder (and the shares of Common Stock issuable upon exercise of the Warrants).

(e) The Investor has sufficient knowledge and experience in investing in companies similar to the Company so as to be able to evaluate the risks and merits of its investment in the Common Shares, the Partnership Interests and the Warrants issued hereunder (and the shares of Common Stock issuable upon exercise of the Warrants) and he is able financially to bear the risks thereof.

(f) The Investor has had an opportunity to discuss the Company’s business, management, and financial affairs with the Company’s executive officers. The Investor has also had an opportunity to ask questions and receive answers from the executive officers of the Company concerning the terms and conditions of the offering of the Common Shares, the Partnership Interests and the Warrants issued hereunder (and the shares of Common Stock issuable upon exercise of the Warrants) and to obtain the information he believes necessary or appropriate to evaluate the suitability of an investment in the Common Shares, the Partnership Interests and the Warrants issued hereunder (and the shares of Common Stock issuable upon exercise of the Warrants).

Section 5.4 Sufficient Funds. On the Closing Date, the Investor will have sufficient funds to pay the Cash Amount at the Closing as provided herein.

ARTICLE VI

COVENANTS

Section 6.1 Certain Notices. Subject to compliance with applicable Law, from the date hereof until earlier of the Closing and the termination of this Agreement in accordance with its terms, each of the Company, the Partnership and the Investor shall confer on a regular basis with each other to report on the general status of the ongoing operations of the Company and the Partnership, and each of the Company, the Partnership and the Investor shall notify the other parties hereto of (a) the occurrence, or failure to occur, of any event or circumstance, which occurrence or failure to occur would be reasonably likely to cause either (i) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Closing, (ii) any condition set forth in Article VII hereof to be unsatisfied in any material respect as of the date by which such condition must be satisfied hereunder, (iii) any Company Material Adverse Effect, (iv) a material adverse effect on the Investor’s ability to perform his obligations under this Agreement or the other Transaction Documents to which the Investor is a party, or (b) any failure by the Company, the Partnership or the Investor, as the case may be, or (as applicable) of any officer, director (or Person in a similar position), employee or agent thereof, to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, which notice shall be given by the Company, the Partnership or the Investor, as the case may be, reasonably promptly after it acquires knowledge of any such occurrence or failure described in the foregoing sentence. Nothing contained in this Section 6.1 shall prevent any of the parties hereto from giving such notice, using such efforts or taking any action to cure or curing any such event or circumstance. No notice given pursuant to this Section 6.1 shall have any effect on the representations, warranties, covenants or agreements contained in this Agreement for purposes of determining satisfaction of any condition contained herein and shall not limit or otherwise affect the remedies available hereunder.

Section 6.2 Governmental Approvals.

(a) The parties hereto acknowledge that this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby are subject to the review and approval of the applicable Gaming Authorities and the Bankruptcy Court.

(b) Subject to the terms and conditions of this Agreement, each of the Company, the Partnership and the Investor agrees to use its commercially reasonable efforts to (and, with respect to the Gaming Laws and antitrust Laws, if applicable, use their commercially reasonable efforts to cause their respective directors (or Persons in similar positions) and officers to): (i) take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement and the other Transaction Documents, (ii) obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities (including Governmental Approvals) as are necessary for consummation of the transactions contemplated by this Agreement and the other Transaction Documents, (iii) prepare, submit and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all requisite Governmental Approvals, and (iv) comply with the terms and conditions of all such Governmental Approvals.

(c) Each of the Company, the Partnership and the Investor and their respective officers and directors (or Persons in similar positions) shall use their commercially reasonable efforts to file, and in any event shall file within ten (10) days after the date hereof, all required initial applications and documents under applicable Gaming Laws in connection with the Transaction Documents and the transactions contemplated thereby, and shall act reasonably and promptly thereafter in responding to additional requests and comments in connection therewith. Subject to the proviso of the ultimate sentence of this Section 6.2(c), each of the Company, the Partnership and the Investor, to the extent reasonably practicable, will consult the others on, subject to applicable Laws relating to the exchange of information (including the Gaming Laws), all the information relating to the Company Entities, the Partnership or the Investor, as the case may be, and any of their respective directors (or Persons in similar positions), officers, stockholders and Affiliates that appear in any filing made with, or written materials submitted to, any third Person or any Governmental Entity in connection with the transactions contemplated by this Agreement. Without limiting the foregoing, each party hereto (the “Notifying Party”) shall notify the other parties hereto promptly of the receipt of material comments or material requests from Governmental Entities relating to Governmental Approvals, and shall supply the other parties with copies of all material correspondence between the Notifying Party or any of its agents or representatives and Governmental Entities with respect to Governmental Approvals; provided, however, that none of the Company Entities or the Partnership, on the one hand, or the Investor, on the other hand, shall be required to supply the other with copies of communications relating to the personal applications of individual applicants except for evidence of such filing.

(d) Each of the Company Entities, the Partnership and the Investor shall promptly notify the other parties hereto upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to reasonably believe that there is a reasonable likelihood that the conditions to Closing set forth in Section 7.1(b) or (c) hereof shall not be satisfied at or prior to the Closing.

Section 6.3 Hart-Scott-Rodino Filing. The Company, the Partnership and the Investor shall use their respective commercially reasonable efforts to (a) comply with the requirements of the HSR Act, to the extent applicable to the transactions contemplated by this Agreement, and (b) make their required filings thereunder as promptly as reasonably practicable (but in no event later than twenty (20) Business Days following the date hereof). Each party hereto agrees to use its commercially reasonable efforts to satisfy any requests for additional information imposed under the HSR Act in connection with the transactions contemplated hereby as soon as practicable and, if requested by any party, to request early termination of any applicable waiting period.

Section 6.4 [Intentionally Omitted]

Section 6.5 Restructuring; Bankruptcy.

(a) The Company shall, and shall cause each Company Subsidiary, in coordination with the Investor, to use its commercially reasonable efforts to undertake the steps of the Restructuring, the material steps of which are set forth in the Term Sheet and the material terms of which shall be contained and/or authorized in the Bankruptcy Plan such that the complete pro forma capitalization of the Company and the Partnership at the Closing (after giving effect thereto) shall be as set forth in the Capitalization Table (the “Restructuring”) in all material respects.

(b) Each of the Company Entities shall provide the Investor with copies of all material motions, orders, applications and supporting papers and notices prepared by any of the Company Entities (including without limitation, forms of orders and notices to interested parties) that materially relate to the Bankruptcy Case at least one (1) Business Day prior to their being filed with the Bankruptcy Court and shall consult as often as reasonably practicable with the Investor prior to taking any significant action with respect to the Restructuring, including the Bankruptcy Case. The Investor understands and agrees that the form and substance of any such motions, orders, applications and supporting papers shall be made by the Company in its reasonable discretion; provided, however, that the Company shall consider in good faith all comments and suggestions relating thereto made by the Investor.

(c) Each of the Company Entities shall give reasonable advance notice, and provide appropriate opportunity for a hearing to parties entitled thereto (including the Investor), of all material motions, orders, hearings or other proceedings relating to this Agreement or the transactions contemplated hereby, including in connection with the entering of the Confirmation Order or otherwise.

Section 6.6 [Intentionally Omitted]

Section 6.7 Publicity. The Investor and the Company shall consult with each other before issuing and provide each other the opportunity to review and comment upon any press release or other public statement with respect to this Agreement and any of the transactions contemplated hereby and shall not issue, directly or indirectly, any such press release or make, directly or indirectly, any such public statement prior to such consultation and prior to considering in good faith any such comments, except (a) as may be reasonably required by applicable Law or (b) in connection with the Company complying with its obligations under the rules of the NYSE.

Section 6.8 [Intentionally Omitted]

Section 6.9 Amended and Restated Organizational Documents. The Company shall, prior to the Closing, use its commercially reasonable efforts to take, or cause to be taken, all action to cause the Amended and Restated Certificate of Incorporation to be the certificate of incorporation of the Company at the Closing. The Company shall, prior to the Closing, use its commercially reasonable efforts to take, or cause to be taken, all action to cause the Amended and Restated Bylaws to be the bylaws of the Company at the Closing. The Confirmation Order and the Bankruptcy Plan shall approve the Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws and shall direct and authorize the Company to file each with the Secretary of State for the State of Delaware. The Company shall, and shall cause the Partnership (in its capacity as the general partner of the Partnership) and Merger Sub, and the Investor shall, and shall cause TCI and TCI 2 (in each case, in his capacity as, and to the extent that he is then, the sole shareholder thereof), to amend the Partnership Agreement so that on the Closing Date the Amended Partnership Agreement will be in full force and effect.

Section 6.10 Board Representation. In connection with the Bankruptcy Plan and the Company’s efforts to cause the condition set forth in Section 7.3(d) to be satisfied, at the Closing, the Board of Directors shall be comprised of nine (9) individuals, of whom five (5) individuals shall be acceptable to the TAC Noteholders (as defined in the Restructuring Support Agreement) consistent with the terms of the Bankruptcy Plan (the “Five Board Members”), three (3) individuals shall be designated by the Investor consistent with the terms of the Bankruptcy Plan (the “Investor Board Member”) and one (1) individual shall be mutually agreed upon by the Investor and the Company and who shall be acceptable to the TAC Noteholders consistent with the terms of the Bankruptcy Plan (the “Mutual Board Member”). The Company agrees to use its commercially reasonable efforts, subject to requirements of applicable Law, to satisfy its obligations under the rules of the NYSE and its obligations under applicable Contracts to which it is a party or is otherwise bound, to ensure that the Board of Directors, at the Closing, will consist of the Five Board Members, the Investor Board Member and the Mutual Board Member. Following the Closing, subject to applicable Laws (including the rules and regulations of the NYSE), the composition of the Board of Directors shall be as determined by, and shall be consistent with, the Voting Agreement.

Section 6.11 Director and Officer Indemnification.

(a) From and after the Closing, the Company agrees to indemnify and hold harmless each present and former director (and Persons in similar positions) and officer of the Company and the Company Subsidiaries (the “D&O Indemnified Parties”), against any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities or amounts paid in settlement incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring prior to, at or after the Closing, to the fullest extent that the Company would be permitted under its certificate of incorporation and by-laws, any applicable Bankruptcy Laws and any indemnification agreements or arrangements in effect on the date hereof to indemnify such D&O Indemnified Party subject to applicable Law. From and after the Closing, the indemnification obligations set forth in the Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws shall not be amended, repealed or otherwise modified for a period of six (6) years following the Closing Date in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party.

(b) For a period of six (6) years after the Closing, the Company agrees to maintain in effect a directors’ and officers’ liability insurance policy covering those persons and officer positions that are currently covered by the Company’s directors’ and officers’ liability insurance policy with coverage in the aggregate amount of $50,000,000 and scope at least as favorable as the Company’s existing coverage, or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that in no event shall the Company be required to expend to maintain insurance coverage pursuant to this Section 6.11(b) an amount per annum in excess of 200% of the current annual premium paid by the Company for such insurance coverage (the “Maximum D&O Premium”); provided, further, that, if the cost of such coverage exceeds the Maximum D&O Premium, the maximum amount of coverage that shall be required to be purchased or maintained shall be such amount that may be purchased or maintained for the Maximum D&O Premium.

(c) In the event that the Company or any of its respective, successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision will be made so that the successors and assigns of the Company will assume the obligations thereof set forth in this Section 6.11.

(d) The provisions of this Section 6.11 are intended to be, and shall be, in addition to the rights otherwise available to the current officers and directors of the Company and the Company Subsidiaries by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, the D&O Indemnified Parties, their heirs and personal representatives and shall be binding on the Company and its respective successors and assigns.

Section 6.12 Further Assurances and Actions. Subject to the terms and conditions herein, each of the parties hereto agrees to use its commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the transactions contemplated by this Agreement and the other Transaction Documents and to satisfy all of the conditions to the obligations applicable to such party.

Section 6.13 Changes to Transaction Documents. Each of the Company, the Partnership and the Investor agrees that no change or amendment will be made to, or in respect of, the terms of any Transaction Document or any form of any Transaction Document prior to the Closing Date without each such party’s consent (with respect to any such Transaction Document to which such party is not a party).

Section 6.14 Affiliate Transactions. Except as otherwise specifically contemplated by this Agreement or the Bankruptcy Plan, without the prior written consent of the Investor, neither the Company nor the Partnership shall enter into, effect or otherwise consummate any transaction with any other Person (other than any Company Entity or the Investor and his controlled Affiliates) that is, or after giving effect to such transaction would become an, Affiliate of the Company or the Partnership on terms less favorable to the Company or the Partnership than those that would otherwise be obtained in a substantially similar arms-length transaction with a Person that is not an Affiliate of the Company or the Partnership.

Section 6.15 Set Off. Notwithstanding anything in the Bankruptcy Plan to the contrary, the Company and the Partnership (for themselves and on behalf of all of the Debtors) hereby agree to waive any right of set off, whether such right arises under section 553 of the Bankruptcy Code or applicable non-bankruptcy law, against any Allowed Claim (as each such term is defined in the Bankruptcy Plan) of the Investor.

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.1 Conditions to Each Party’s Obligation to Effect the Closing. The respective obligations of each party to this Agreement to effect the Closing shall be subject to the satisfaction or waiver by each party (as applicable), on or prior to the Closing Date, of the following conditions:

(a) No Injunctions. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Governmental Order or Law that is in effect and that has the effect of making the Closing illegal or otherwise prohibits the consummation of the transactions contemplated by this Agreement; provided, however, that, in the case of a decree, injunction or other order, each of the parties hereto shall have used its commercially reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any decree, injunction or other order that may be entered.

(b) Governmental Approvals. All material Governmental Approvals required to consummate the transactions contemplated hereby, and all other Governmental Approvals necessary in order for the Company Entities to conduct their businesses following the Closing in all material respects in the manner such businesses were conducted prior to the date hereof, shall have been obtained and remain in full force and effect, and no Governmental Approval in effect that is applicable to any Company Entity or the Partnership shall contain any conditions, limitations or restrictions that would prevent the Company Entities or the Partnership from conducting their respective businesses immediately after the Closing in all material respects in the manner such businesses were conducted prior to the date hereof.

(c) HSR Waiting Period. Any waiting period (or any extension thereof) under the HSR Act and the antitrust or competition laws of any other jurisdiction applicable to this Agreement and the transactions contemplated hereby shall have expired or shall have been terminated.

Section 7.2 Additional Conditions to Obligations of the Company and the Partnership. The obligations of the Company and the Partnership to effect the Closing shall be subject to the satisfaction of each of the following conditions prior to the Closing (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), any of which may be waived in writing exclusively by the Company:

(a) Investor Representations and Warranties. The representations and warranties of the Investor contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date with the same force and effect as if made at and as of such date (or, in the case of representations and warranties made as of a specific date, as of such date), except for such failure(s) to be true and correct as would not have a material adverse effect on the Investor’s ability to perform his obligations under this Agreement or the other Transaction Documents to which the Investor is a party.

(b) Performance of Obligations of the Investor. The Investor shall have, in all material respects, performed, satisfied and complied with all of his, and shall have caused TCI and TCI 2 (in each case, in his capacity as, and to the extent that he is then, the sole shareholder thereof) and the Trump Organization to, in all material respects, perform, satisfy and comply with their respective, covenants and agreements set forth in this Agreement and the Bankruptcy Plan to be performed, satisfied and complied with by him or it on or prior to the Closing Date.

(c) Investor Certificate. The Investor shall have delivered to the Company a certificate dated as of the Closing Date and signed by the Investor to the effect that the conditions set forth in Sections 7.2(a) and (b) hereof have been satisfied.

(d) Bankruptcy Case. The Bankruptcy Plan shall have been confirmed by the Bankruptcy Court pursuant to the Confirmation Order without material modifications (to which the Investor has not consented) and the Confirmation Order shall have become final and non-appealable.

(e) Services Agreement. The Services Agreement shall be in full force and effect and the Investor shall not be in breach thereof.

(f) Amended Trademark License Agreement. The Amended Trademark License Agreement shall be in full force and effect and the Investor shall not be in breach thereof.

(g) Amended Exchange Rights Agreement. The Amended Exchange Rights Agreement shall be in full force and effect and neither the Investor nor TCI shall be in breach thereof.

(h) Amended Partnership Agreement. The Amended Partnership Agreement shall be in full force and effect and neither the Investor nor TCI shall be in breach thereof.

(i) Right of First Offer Agreement. The Right of First Offer Agreement shall be in full force and effect and the Trump Organization shall not be in breach thereof.

(j) Voting Agreement. The Voting Agreement shall be in full force and effect and neither the Investor nor any of his controlled Affiliates that are parties thereto shall be in breach thereof.

(k) Closing Deliveries. The Investor shall have delivered, or caused to be delivered, to the Company all items required pursuant to Section 3.2(b) hereof.

Section 7.3 Additional Conditions to Obligations of the Investor. The obligations of the Investor to effect the Closing shall be subject to the satisfaction of each of the following conditions prior to the Closing (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), any of which may be waived in writing exclusively by the Investor:

(a) Company and Partnership Representations and Warranties. The representations and warranties of the Company and the Partnership contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date with the same force and effect as if made at and as of such date (or, in the case of representations and warranties made as of a specific date, as of such date), except for such failure(s) to be true and correct as would not have a Company Material Adverse Effect.

(b) Performance of Company and Partnership Obligations. Each of the Company and the Partnership shall have, in all material respects, performed, satisfied and complied with all of its, and the Company shall have caused each of the Company Entities to, in all material respects, perform, satisfy and comply with all of their respective covenants and agreements set forth in this Agreement and the Bankruptcy Plan to be performed, satisfied and complied with by it on or prior to the Closing Date.

(c) Company Certificate. The Company shall have delivered to the Investor an officer’s certificate dated as of the Closing Date and signed on behalf of the Company and the Partnership by a duly authorized officer to the effect that the conditions set forth in Sections 7.3(a) and (b) have been satisfied.

(d) Board of Directors. The Board of Directors shall have been constituted (effective as of the Closing) as provided in Section 6.10 hereof.

(e) Bankruptcy Case. (i) The Bankruptcy Plan (including, without limitation, the terms and conditions of the New Notes Indenture and the New Notes (as each such term is defined in the Bankruptcy Plan), each of which shall be in conformity with the applicable provisions of Exhibit E attached hereto), in form and substance reasonably satisfactory to the Investor, shall have been approved by the Bankruptcy Court pursuant to the Confirmation Order, (ii) the Confirmation Order shall be final and non-appealable, (iii) all conditions to the consummation of the Bankruptcy Plan shall have been satisfied in all material respects or waived by the Investor and any other Person that is the beneficiary of any such condition and (iv) all other material orders of the Bankruptcy Court in respect of the Restructuring shall be final and non-appealable. The Restructuring shall have been substantially completed, such that the revised capital structure of the Company on the effective date of the Bankruptcy Case, after giving effect thereto, shall be as set forth in the Capitalization Table.

(f) Organizational Documents. The Amended and Restated Bylaws and the Amended and Restated Certificate of Incorporation, as provided for in the Bankruptcy Plan, shall have been filed with and accepted by the Secretary of State of the State of Delaware and shall have become effective at the time designated as so filed. As of the Closing Date, the Company shall have made available to the Investor a complete and correct copy of the Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws, in each case in full force and effect as of the Closing Date.

(g) Services Agreement. The Services Agreement shall be in full force and effect and neither the Company nor the Partnership shall be in breach thereof.

(h) Amended Trademark License Agreement. The Existing Trademark License Agreement shall have been assigned to and assumed by the Partnership, and the Amended Trademark License Agreement shall be in full force and effect and neither the Company nor the Partnership shall be in breach thereof.

(i) Amended Exchange Rights Agreement. The Amended Exchange Rights Agreement shall be in full force and effect and neither the Company, the Partnership nor any other party thereto (other than the Investor and TCI) shall be in breach thereof.

(j) Amended Partnership Agreement. The Amended Partnership Agreement shall be in full force and effect and neither the Company, the Partnership nor Merger Sub shall be in breach thereof.

(k) Right of First Offer Agreement. The Right of First Offer Agreement shall be in full force and effect and neither the Company nor the Partnership shall be in breach thereof.

(l) Voting Agreement. The Voting Agreement shall be in full force and effect and the Company shall not be in breach thereof.

(m) Warrants. Each of the Warrants shall be in full force and effect and the Company shall not be in breach thereof.

(n) Miss Universe Assignment Agreement. The Miss Universe Assignment Agreement shall be in full force and effect and the Partnership shall not be in breach thereof.

(o) TCI 2 Merger. The TCI 2 Merger shall have been consummated and shall be effective under the applicable laws of the State of Delaware.

(p) Amended Trademark Security Agreement. The Existing Trademark Security Agreement shall have been assigned to and assumed by the Partnership, and the Amended Trademark Security Agreement shall be in full force and effect.

(q) Closing Deliveries. The Company shall have delivered, or caused to be delivered, to the Investor all items required pursuant to Section 3.2(a) hereof.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a) upon any termination of the Restructuring Support Agreement;

(b) by mutual written consent of each of the Company and the Investor;

(c) by any of the Company or the Investor, if:

(i) the transactions contemplated hereby shall not have been consummated on or prior to May 23, 2005; provided, however, that the right to terminate this Agreement under this Section 8.1(c)(i) shall not be available to any party hereto whose breach or failure to perform any material covenant or material obligation under this Agreement or the other Transaction Documents to which such party is a party has prevented the consummation of the transactions contemplated hereby and thereby to occur on or before such date;

(ii) a court of competent jurisdiction or other Governmental Entity shall have issued a final and nonappealable Governmental Order or taken any other nonappealable final action, in each case having the effect of permanently restraining, permanently enjoining or otherwise permanently prohibiting the Closing and the transactions contemplated by this Agreement (which Governmental Order or other action the parties shall have used their commercially reasonable efforts to resist, resolve or lift, as applicable, subject to the provisions of Section 6.2 hereof); or

(iii) the Bankruptcy Court shall have issued a final order denying confirmation of the Bankruptcy Plan, the Bankruptcy Plan is terminated in accordance with its terms or the Confirmation Order is vacated or reversed by a final order;

(d) by the Investor, if

(i) there has been a breach of any representation or warranty of the Company or the Partnership contained in this Agreement (that has not been waived by the Investor in writing), which breach, in the aggregate with all other such breaches, if any, would cause the condition set forth in Section 7.3(a) hereof to become incapable of being fulfilled prior to Closing; or

(ii) there has been a breach or violation by the Company or the Partnership of any of its covenants or agreements contained in this Agreement (that have not been waived by the Investor in writing), which breach or violation, in the aggregate with all other such breaches or violations, if any, would cause the condition in Section 7.3(b) hereof to become incapable of being fulfilled prior to Closing;

provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available if the Investor’s breach or failure to perform any material covenant or material obligation under this Agreement or the other Transaction Documents to which the Investor is a party has prevented the consummation of the transactions contemplated hereby and thereby to occur on or before such date; or

(e) by the Company, if:

(i) there has been a breach of any representation or warranty of the Investor contained in this Agreement (that has not been waived by the Company in writing), which breach, in the aggregate with all other such breaches, if any, would cause the condition set forth in Section 7.2(a) hereof to become incapable of being fulfilled prior to Closing; or

(ii) there has been a breach or violation by the Investor of any of his covenants or agreements contained in this Agreement (that have not been waived by the Company in writing), which breach or violation, in the aggregate with all other such breaches or violations, if any, would cause the condition in Section 7.2(b) hereof to become incapable of being fulfilled prior to Closing;

provided, however, that the right to terminate this Agreement under this Section 8.1(e) shall not be available if the Company’s or the Partnership’s breach or failure to perform any material covenant or material obligation under this Agreement or the other Transaction Documents to which the Company or the Partnership is a party has prevented the consummation of the transactions contemplated hereby and thereby to occur on or before such date.

Section 8.2 Effect of Termination. In the event of any termination of this Agreement pursuant to Section 8.1 hereof, this Agreement shall immediately become void and there shall be no liability or obligation on the part of any party hereto or their respective officers, directors (or Persons in similar positions), members, employees, stockholders or Affiliates, except that such termination shall not limit any liability for a breach or violation of this Agreement prior to the time of such termination; provided, however, that the provisions of this Section 8.2 and Section 8.3, Article I (to the extent that any terms defined in Article I are used in the provisions hereof that shall survive the termination of this Agreement, as specifically set forth in this Section 8.2) and Article IX hereof shall remain in full force and effect and survive any termination of this Agreement.

Section 8.3 Fees and Expenses. At the Closing, the Company shall pay (or, at the option of the Investor, the Investor shall have the right to offset against the Cash Amount an amount equal to) all of the reasonable out-of-pocket expenses (including but not limited to attorneys’ fees and expenses) of the Investor and/or the Affiliates of the Investor (other than any Company Entity or the Partnership) arising in connection with the negotiation, preparation and execution of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Non-Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties made by the parties hereto contained herein or in any instrument delivered pursuant hereto shall terminate upon Closing.

Section 9.2 Notices. All demands, notices, requests, consents and communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or by courier service, messenger, facsimile, telecopy, or if duly deposited in the mails, by certified or registered mail, postage prepaid-return receipt requested, and shall be deemed to have been duly given or made (i) upon delivery, if delivered personally or by courier service or messenger, in each case with record of receipt, (ii) upon transmission with confirmed delivery, if sent by facsimile or telecopy, or (iii) four (4) Business Days after being sent by certified or registered mail, postage pre-paid, return receipt requested, to the following addresses, or such other addresses as may be furnished hereafter by notice in writing, to the following parties:

(a)	If to the Company or the Partnership, to:

c/o Trump Hotels & Casino Resorts, Inc.

725 Fifth Avenue, 15th Floor

New York, NY 10022

Facsimile: (212) 688-0397

Attn:       Scott C. Butera

                Robert M. Pickus, Esq.

with copies to:

Latham & Watkins LLP

633 West Fifth Street, Suite 4000

Los Angeles, CA 90071-2007

Facsimile: (213) 891-8763

Attn:       Thomas W. Dobson, Esq.

                Robert A. Klyman, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Facsimile: (212) 310-8007

Attn:       Michael F. Walsh, Esq.

                Eric L. Schondorf, Esq.

Milbank, Tweed, Hadley & McCloy LLP

601 South Figueroa Street

30th Floor

Los Angeles, CA 90017

Facsimile: (213) 629-5063

Attn:       Paul S. Aronzon, Esq.

                Thomas R. Kreller, Esq.

(b)	if to the Investor, to:

c/o The Trump Organization

725 Fifth Avenue

New York, NY 10022

Facsimile: (212) 935-0141

Attn:       Donald J. Trump

with a copy to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

Facsimile: (212) 728-8111

Attn:       Thomas M. Cerabino, Esq.

Section 9.3 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall together be considered one and the same instrument.

Section 9.4 Headings. The headings of the articles, sections and paragraphs of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

Section 9.5 Amendment. This Agreement may be amended only by an instrument in writing duly executed by or on behalf of each of the Company and the Investor.

Section 9.6 Extension; Waiver. At any time prior to the Closing, any party hereto may, to the extent legally allowed, (a) extend the time for or waive the performance of any of the obligations or other acts of the other parties hereto to be performed hereunder as of the Closing, (b) waive any inaccuracies in the representations and warranties of the other parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if and as set forth in a written instrument signed on behalf of such party.

Section 9.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, and such invalid term or provision shall be deemed deleted herefrom to the minimum extent necessary to cure such violation.

Section 9.8 Entire Agreement; No Third Party Beneficiaries. This Agreement and all documents and instruments referred to herein (including, without limitation, the other Transaction Documents) (a) constitute the entire agreement and (other than the Restructuring Support Agreement) supersede all prior agreements and understandings (including the Prior Agreement), both written and oral, among the parties hereto with respect to the subject matter hereof, and (b) except as otherwise provided in Section 6.11 hereof, are not intended to confer upon any Person other than the parties hereto (and the holders of the TAC Notes and the TCH Notes (as each such term is defined in the Restructuring Support Agreement)) any rights or remedies hereunder.

Section 9.9 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of law; provided, however, that each of the provisions of this Agreement is subject to and shall be enforced in compliance with the Gaming Laws.

Section 9.10 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties; provided, however, that the Investor may assign this Agreement and/or any of his rights, interests or obligations hereunder to one or more controlled Affiliates of the Investor (it being understood that no such assignment shall relieve the Investor of his obligations hereunder). Any attempted or purported assignment of this Agreement or of the rights, interests or obligations hereunder of any party hereto other than in accordance with this Section 9.10 shall be void ab initio. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

Section 9.11 Election of Remedies. Neither the exercise nor the failure to exercise a right of set-off or to give notice of a claim under this Agreement will constitute an election of remedies or limit the parties in any manner in the enforcement of any other remedies that may be available to any of them, whether at Law or in equity.

Section 9.12 Submission to Jurisdiction. Each of the parties hereto (a) consents to commit itself to the personal jurisdiction of any federal court located in the State of New York or any New York state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a federal or state court sitting in the State of New York; provided, however, that each of the parties hereto hereby (i) consents and commits itself to the personal jurisdiction of the Bankruptcy Court at all times during the pendency of the Bankruptcy Case and (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction of the Bankruptcy Court by motion or other request for leave therefrom or otherwise.

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IN WITNESS WHEREOF, the undersigned have caused this Amended and Restated Investment Agreement to be duly executed thereby as of the date first written above.

COMPANY:

TRUMP HOTELS & CASINO RESORTS, INC.

By:	/s/ JOHN P. BURKE
Name:	John P. Burke
Title:	Executive Vice President and Treasurer

PARTNERSHIP:

TRUMP HOTELS & CASINO RESORTS HOLDINGS, L.P.

By:	Trump Hotels & Casino Resorts, Inc., its general partner

By:	/s/ JOHN P. BURKE
Name:	John P. Burke
Title:	Executive Vice President and Treasurer

INVESTOR:

/s/ DONALD J. TRUMP
Name:	Donald J. Trump

ACKNOWLEDGED AND AGREED:

TRUMP CASINOS, INC.

By:	/s/ DONALD J. TRUMP
Name:	Donald J. Trump
Title:	President

[counterpart signature page to Amended and Restated Investment Agreement by and among Trump Hotels & Casino Resorts, Inc., Trump Hotels & Casino Resorts Holding, L.P. and Donald J. Trump]

EXHIBIT XVIII

RESTATED CERTIFICATE OF INCORPORATION

OF

TRUMP HOTELS & CASINO RESORTS, INC.

* * * * * * * *

Trump Hotels & Casino Resorts, Inc., a corporation organized and existing under the laws of the State of Delaware, does hereby certify that:

FIRST: The name of the corporation is Trump Hotels & Casino Resorts, Inc. (the “Corporation”).

SECOND: The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on March 28, 1995.

THIRD: By order dated April 5, 2005 (the “Order”) of the United States Bankruptcy Court for the District of New Jersey (the “Court”), having jurisdiction over the Corporation pursuant to Title 11 of the United States Code (the “Bankruptcy Code”), the Court has authorized the adoption of this Restated Certificate of Incorporation pursuant to the provisions of Sections 1123 and 1129 of the Bankruptcy Code and Section 303 of the General Corporation Law of the State of Delaware.

FOURTH: This Restated Certificate of Incorporation has been duly adopted pursuant to that certain Plan of Reorganization of the Corporation confirmed by the Order of the Court and in accordance with Sections 242, 245 and 303 of the General Corporation Law of the State of Delaware.

FIFTH: The Certificate of Incorporation of the Corporation, as amended and in effect as of the date hereof, is hereby restated and further amended to read in its entirety as follows, effective at 10:00 a.m., Eastern Daylight Time, on May 20, 2005 (the “Effective Time”):

ARTICLE I

NAME

The name of the corporation (the “Corporation”) is: Trump Entertainment Resorts, Inc.

ARTICLE II

REGISTERED OFFICE AND AGENT

The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle. The name of the Corporation’s registered agent at such address is The Corporation Trust Company.

ARTICLE III

PURPOSE

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

ARTICLE IV

CAPITAL STOCK

A.	Authorized Capitalization.

The total number of shares of stock that the Corporation shall have authority to issue is 76,001,000 shares of all classes of stock, consisting of 1,000,000 shares of Preferred Stock, $1.00 par value (“Preferred Stock”), 75,000,000 shares of Common Stock, $.001 par value (“Common Stock”) and 1,000 shares of Class B Common Stock, $.001 par value (“Class B Common Stock”).

The Corporation shall not be authorized to issue any non-voting capital stock to the extent prohibited by Section 1123(a)(6) of the Title 11 of the United States Code (the “Bankruptcy Code”); provided, however, that the provisions of this paragraph shall have no further force or effect beyond that required by Section 1123 of the Bankruptcy Code.

B.	Reverse Stock Split.

At the Effective Time, pursuant to Section 103(d) of the DGCL, every one thousand (1,000) shares of Common Stock of the Corporation either issued and outstanding or held in treasury by the Corporation immediately prior to the Effective Time (the “Old Common Stock”), shall automatically be consolidated (the “Reverse Stock Split”), and without any action on the part of the holder thereof or otherwise, into one share of Common Stock (the “New Common Stock”). No fractions of a share of New Common Stock shall be issued, but, subject to the limitation provided below, any fraction of a share shall be rounded up to a whole share of New Common Stock.

Certificates representing shares of Old Common Stock outstanding immediately prior to the Effective Time (the “Old Stock Certificates”) shall, from and after the Effective Time, represent the number of shares of New Common Stock into which the shares of Old Common Stock represented by such Old Stock Certificate shall have been consolidated by this Certificate of Incorporation and the Reverse Stock Split. Each holder of record of an Old Stock Certificate shall receive, upon surrender of such certificate to the Corporation’s transfer agent (the “Transfer Agent”), a new certificate (a “New Stock Certificate”) representing the number of shares of New Common Stock into which the shares of Old Common Stock represented by such Old Stock Certificate shall have been so consolidated pursuant to the Reverse Stock Split; provided that the Old Stock Certificates surrendered for exchange shall be properly endorsed and otherwise in proper form for transfer, and the person or persons requesting such exchange shall affix any requisite stock transfer tax stamps to the Old Stock Certificates surrendered, or provide funds for their purchase, or establish to the satisfaction of the Transfer Agent that such taxes are not payable. If more than one Old Certificate shall be surrendered for the account of the same stockholder, the number of whole shares of New Common Stock for which a New Stock Certificate shall be issued shall be computed on the basis of the aggregate number of shares represented by the Old Stock Certificates surrendered. In the event that the Transfer Agent determines that a holder of Old Stock Certificates has not tendered all such certificates for exchange, the Transfer Agent shall carry forward any fractional share until all certificates of such holder have been presented for exchange such that rounding up of fractional shares as to any one stockholder shall not exceed one share.

Effective at the Effective Time, every share of Class B Common Stock of the Corporation either issued and outstanding or held in treasury by the Corporation immediately prior to the Effective Time shall automatically, and without any action on the part of the holder thereof or otherwise, be reconstituted as one share of Class B Common Stock.

C.	The Preferred Stock.

The Board of Directors of the Corporation (the “Board”) is authorized without stockholder approval, subject to limitations prescribed by law and the provisions of this Article IV and Article VI, to provide for the issuance of the shares of Preferred Stock in one or more series, and by directing an officer of the Corporation to file a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

The authority of the Board with respect to each series shall include, but not be limited to, determination of the following:

(1) The number of shares constituting that series and the distinctive designation of that series;

(2) The dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

(3) Whether that series shall have voting rights, in addition to the voting rights provided by law, including without limitation the authority to confer multiple votes per share, voting rights as to specified matters or issues such as mergers, consolidations or sales of assets, or voting rights to be exercised either together with holders of Common Stock as a single class, or independently as a separate class, and, if so, the terms of such voting rights;

(4) Whether that series shall have conversion privileges, and if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board shall determine;

(5) Whether the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

(6) Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

(7) The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights of priority, if any, of payment of shares of that series; and

(8) Any other relative rights, preferences and limitations of that series as shall be determined from time to time by the Board and shall be stated in a resolution or resolutions providing for the issuance of such Preferred Stock (a “Preferred Stock Designation”).

Except as may be provided by the Board in a Preferred Stock Designation or by law, shares of any series of Preferred Stock that have been redeemed (whether through the operation of a sinking fund or otherwise) or purchased by the Corporation, or that, if convertible or exchangeable, have been converted into or exchanged for shares of stock of any other class or classes shall have the status of authorized and unissued shares of Preferred Stock and may be reissued as a part of the series of which they were originally a part or may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board or as part of any other series of Preferred Stock.

The designations, powers, preferences and relative rights of the shares of each series of Preferred Stock and the qualifications, limitations and restrictions thereof, may, to the extent permitted by law, be similar to or differ from those of any other series. All shares of the Preferred Stock of any one series shall be identical to each other in all respects, except that shares of any one series issued at different times may differ as to the dates from which dividends thereon, if cumulative, shall be cumulative.

D.	The Common Stock and Class B Common Stock.

Except as otherwise provided in this Article IV or as otherwise required by applicable law, all shares of Common Stock and Class B Common Stock shall be identical in all respects and shall entitle the holders thereof to the same rights and privileges, subject to the same qualifications, limitations and restrictions.

(1) Rights Upon Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Corporation, the holders of Common Stock and Class B Common Stock shall be entitled to share ratably, in accordance with the number of shares held by each such holder, out of the assets of the Corporation legally available for distribution to its stockholders, an amount equal to the par value per share of such Common Stock and Class B Common Stock. After the payment in full of the amount described in the immediately preceding sentence to the holders of the Common Stock and Class B Common Stock, the holders of the Common Stock shall be entitled to receive ratably, in accordance with the number of shares held by each such holder, in all of the remaining assets of the Corporation available for distribution to the holders of Common Stock and the holders of Class B Common Stock shall not be entitled to share in the distribution of such remaining assets.

(2) Voting. Except as provided in Article VI.A.2, and except as may be provided by the Board in a Preferred Stock Designation or by applicable law, the holders of Common Stock and Class B Common Stock, voting together as a single class, shall have the exclusive right to vote for the election of directors of the Corporation and on all other matters requiring, or otherwise submitted, for the approval of the stockholders of the Corporation.

(a) Each holder of Common Stock shall be entitled to one vote for each share of Common Stock held by such holder.

(b) Each holder of Class B Common Stock, with respect to each share of Class B Common Stock held by such holder, shall be entitled to a number of votes equal to (i) the total number of shares of Common Stock issuable, pursuant to the Exchange Agreement, upon the exchange of all limited partnership interests (regardless of the class thereof) in Trump Entertainment Resorts Holdings, L.P. (formerly Trump

Hotels & Casino Resorts Holdings, L.P.) (“Trump Holdings”) held by such holder and (without duplication) its controlled Affiliates (other than the Corporation and its Subsidiaries) that are not also holders of Class B Common Stock as of the record date set by the Board for stockholders entitled to vote on the matter(s) in question, divided by (ii) the number of shares of Class B Common Stock held by such holder; provided, however, that, in the event that at such time there are no shares of Common Stock outstanding, each holder of Class B Common Stock shall be entitled to one vote for each share of Class B Common Stock held by such holder.

(3) Dividends. The Board shall have power to cause dividends to be paid to the holders of shares of Common Stock from time to time out of funds legally available therefor and to fix the date or dates for the payment of dividends. When and as dividends are declared, they may be payable in cash, in property or in shares of Common Stock. Holders of Class B Common Stock are not entitled to the payment of dividends. In addition,

(a) Upon the exercise of an Option (as defined in the Exchange Agreement), the Corporation shall promptly call a meeting of the Board. The Board shall make a good faith determination whether, as of the date of such exercise, the Corporation has assets that would constitute a Special Dividend Amount in excess of $1 million. If such a Special Dividend Amount exists, the Board shall determine whether to declare and pay a dividend of the Special Dividend Amount (a “Special Dividend”) or, alternatively, adjust the Conversion Number (as defined in the Exchange Agreement) of the Person exercising the Option as provided in the Exchange Agreement. If the Board decides to declare and pay a Special Dividend, it shall take and cause the Corporation to take such actions as may be required to (i) declare a cash dividend on the Common Stock in an amount equal to the Special Dividend Amount, (ii) set a record date for the stockholders of the Corporation entitled to the payment of the Special Dividend, which shall be a date no later than three (3) business days after such meeting or such longer period of time as required by applicable law or by the applicable rules of any exchange or trading market on which equity securities of the Corporation are listed, and (iii) set a payment date for such Special Dividend, which shall be a date no later than fifteen (15) business days after such meeting or such longer period of time as required by applicable law or by the applicable rules of any exchange or trading market on which equity securities of the Corporation are listed.

(b) In the event that either (i) the Corporation, after taking all reasonable, good faith ministerial actions (which shall not require the expenditure of a material sum) to permit the Special Dividend, is advised by counsel that by virtue of any applicable law, regulation, order or Permitted Contractual Restriction, the Corporation is not permitted to pay all or any portion of the Special Dividend, or (ii) the Special Dividend is in an amount in excess of the cash, cash equivalents and marketable securities of the Corporation as determined in good faith by the Board, the Corporation shall not declare and pay the Special Dividend (or, in the case of clause (i), shall not declare such prohibited portion, and, in the case of clause (ii), shall not declare such excess portion of the Special Dividend); provided, however, that, in the case of an exercise of an Option, the Corporation shall take reasonable steps to the extent permitted by applicable law to afford the holders of the Common Stock immediately prior to the exercise of such Option (and no other Person) with the economic equivalent of the Special Dividend, which may include a distribution of Preferred Stock, the holders of which Preferred Stock, among other things, upon any dissolution, liquidation or winding up of the Corporation, may be entitled to receive, out of the remaining assets of the Corporation available for distribution to its stockholders, an amount equal to the amount of such foregone Special Dividend before any distribution shall be made to the holders of any other class or series of Capital Stock.

(c) For purposes of the foregoing, “Special Dividend Amount” shall mean the excess, if any, of (a) the sum of (i) all distributions other than Tax Distributions (as defined in the Trump Holdings Partnership Agreement) received directly or indirectly by the Corporation from Trump Holdings since March 28, 1995 (the “Incorporation Date”), and (ii) the excess, if any, of all Tax Distributions received directly or indirectly by the Corporation from Trump Holdings since the Incorporation Date, over all federal, state and local income tax liability and other tax liability (to the extent not included in General Partner Expenses (as defined in the Trump Holdings Partnership Agreement)) of the Corporation for such period, over (b) the sum of (i) all expenses and liabilities of the Corporation, to the extent not included in General Partner Expenses, since the Incorporation Date, and (ii) dividends or other distributions previously declared, paid or distributed by the Corporation to its stockholders since the Incorporation Date.

(4) Fractional Shares. The Class B Common Stock may be issued or transferred in fractions of a share equal to one-thousandth (.001) of a share or any integral multiple thereof.

(5) Redemption. Upon the purchase or exchange, pursuant to the Exchange Agreement, of all limited partnership interests in Trump Holdings held by a holder of Class B Common Stock, the Corporation shall redeem all shares of Class B Common Stock of such holder at an amount equal to the par value per share thereof.

(6) Certain Class B Ownership and Transfer Restrictions. Without the prior written consent of the Required Partners, the Corporation shall not have the power to issue any shares of Class B Common Stock to any Person other than a holder of limited partnership interests in Trump Holdings that are exchangeable for shares of Common Stock pursuant to the Exchange Agreement. As a condition to the transfer of the Class B Common Stock, each transferee of Class B Common Stock shall agree, in writing, to waive all rights, except those provided for in Article VI hereof, to vote such Class B Common Stock separately as a class.

ARTICLE V

STOCKHOLDER QUALIFICATION

A.	New Jersey Qualification.

All Securities (as defined by the Casino Control Act) of the Corporation are held subject to the condition that, if a holder thereof is found to be disqualified by the Commission pursuant to the provisions of the Casino Control Act, such holder shall, to the extent required by the Casino Control Act and/or the Commission: (a) dispose of the Securities of the Corporation held thereby; (b) not receive any dividends or interest upon any such Securities; (c) not exercise, directly or through any trustee or nominee, any voting right conferred by such Securities; and (d) not receive any remuneration in any form from the casino licensee for services rendered or otherwise. If any such unsuitable or disqualified holder fails to so dispose of it Securities of the Corporation within 180 days following such disqualification, (i) such Securities shall be subject to redemption by the Corporation, as provided in Section C of this Article V, provided further that the redemption price of such Securities shall be payable only in cash and not in Redemption Securities or any combination thereof, and (ii) such unsuitable or disqualified holder shall indemnify the Corporation for any and all direct or indirect costs, including attorneys’ fees, incurred by the Corporation as a result of such holder’s continuing ownership or failure to promptly divest such Securities to the extent required by the Casino Control Act and/or the Commission.

B.	Indiana Qualification.

No Person may become the Beneficial Owner of five percent (5%) or more of any class or series of the Corporation’s issued and outstanding Capital Stock unless such Person agrees in writing to: (i) provide to the IGC information regarding such Person, including without limitation thereto, information regarding other gaming-related activities of such Person and financial statements, in such form, and with such updates, as may be required by the IGC; (ii) respond to written or oral questions that may be propounded by the IGC; and (iii) consent to the performance of any background investigation that may be required by the IGC, including without limitation thereto, an investigation of any criminal record of such Person.

The Corporation shall not issue any voting securities or other voting interests except in accordance with the provisions of the Indiana Riverboat Act and the rules promulgated thereunder. The issuance of any voting securities or other voting interests in violation thereof shall be void and such voting securities or other voting interests shall be deemed not to be issued and outstanding until one (1) of the following occurs:

(1) The Corporation shall cease to be subject to the jurisdiction of the IGC.

(2) The IGC shall, by affirmative action, validate said issuance or waive any defect in issuance.

No voting securities or other voting interests issued by the Corporation and no interest, claim, or charge therein or thereto shall be transferred in any manner whatsoever except in accordance with the provisions of the Indiana Riverboat Act and rules promulgated thereunder. Any transfer in violation thereof shall be void until one (1) of the following occurs:

(1) The Corporation shall cease to be subject to the jurisdiction of the IGC.

(2) The IGC shall, by affirmative action, validate said transfer or waive any defect in said transfer.

If the IGC at any time determines that a holder of voting securities or other voting interests of the Corporation shall be denied the application for transfer, then the issuer of such voting securities or other voting interests may, within thirty (30) days after the denial, purchase such voting securities or other voting interests as provided in Section C of this Article V, unless such voting securities or other voting interests are transferred to a suitable Person (as determined by the IGC) within thirty (30) days after the denial of the application for transfer of ownership.

Until such voting securities or other voting interests are owned by Persons found by the IGC to be suitable to own them, the following restrictions must be followed:

(1) The Corporation shall not be required or permitted to pay any dividend or interest with regard to the voting securities or other voting interests.

(2) The holder of such voting securities or other voting interests shall not be entitled to vote on any matter as the holder of the voting securities or other voting interests, and such voting securities or other voting interests shall not for any purposes be included in the voting securities or other voting interests of the Corporation entitled to vote.

(3) The Corporation shall not pay any remuneration in any form to the holder of the voting securities or other voting interests as provided in this Article V, other than dividends and distributions payable pro rata to all holders of such voting securities or voting interests.

C.	Disqualified Holders.

Notwithstanding any other provision of this Certificate of Incorporation, but subject to the provisions of any Preferred Stock Designation or any other class or series of stock which has a preference over Common Stock or Class B Common Stock with regard to dividends and amounts receivable upon dissolution, liquidation and winding up of the Corporation, outstanding shares of Capital Stock held by a Disqualified Holder shall be subject to redemption at any time by the Corporation by action of the Board, pursuant to this Article V, Section C as follows:

(1) the redemption price of the Capital Stock to be redeemed pursuant to this Article V, Section C shall be equal to the lesser of the Fair Market Value of such Capital Stock or the price at which such Capital Stock was purchased by the holder thereof, or such other redemption price as required by pertinent state or federal law pursuant to which the redemption is required;

(2) the redemption price of such shares may be paid in cash, Redemption Securities or any combination thereof;

(3) if less than all the shares held by Disqualified Holders are to be redeemed, the shares to be redeemed shall be selected in such manner as shall be determined by the Board, which may include selection first of the most recently purchased shares thereof, selection by lot, or selection in any other manner determined by the Board;

(4) at least thirty (30) days’ written notice of the Redemption Date shall be given to the record holders of the shares selected to be redeemed (unless waived in writing by any such holder); provided, however, that the Redemption Date shall be deemed to be the date on which written notice shall be given to record holders if the cash or Redemption Securities necessary to effect the redemption shall have been deposited in trust for the benefit of such record holders and subject to immediate withdrawal by them upon surrender of the stock certificates representing their shares of Capital Stock to be redeemed;

(5) from and after the Redemption Date or such earlier date as mandated by pertinent state or federal law, any and all rights of whatever nature, which may be held by the Beneficial Owners of shares of Capital Stock selected for redemption (including without limitation any rights to vote or participate in dividends declared on stock of the same class or series as such shares), shall cease and terminate and they shall thenceforth be entitled only to receive the cash or Redemption Securities payable upon redemption; and

(6) such other terms and conditions as the Board shall determine.

ARTICLE VI

AMENDMENT OF CORPORATE DOCUMENTS

A.	Certificate of Incorporation.

(1) Whenever any vote of the holders of Voting Stock is required by applicable law to amend, alter, repeal or rescind any provision of this Certificate of Incorporation (by certificate of amendment, certificate of designation, merger, consolidation, operation of law or otherwise), then in addition to any affirmative vote required by applicable law and in addition to any vote of the holders of Preferred Stock provided for or fixed pursuant to the provisions of Article IV or of the Preferred Stock Designation therefor, such alteration, amendment, repeal or rescission (a “Change”) must be approved by at least a majority of the then-authorized number of directors of the Corporation and by the affirmative vote of the holders of at least a majority of the combined voting power of the then-outstanding shares of Voting Stock, voting together as a single class; provided, however, that if any such Change relates to this Article VI.A., in addition to any other approval required by applicable law or this Certificate of Incorporation, such Change must also be approved by the affirmative vote of the holders of at least a majority of the combined voting power of the then outstanding shares of Voting Stock, voting together as a single class and, if at the time there exists one or more Related Persons, such Change must also be approved by the affirmative vote of the holders of at least a majority of the combined voting power of the Disinterested Shares; provided, further, however, that the votes(s) required by the immediately preceding clause shall not be required if, in addition to any other approval required by applicable law or this Certificate of Incorporation, such Change has been first approved by at least two thirds of the then authorized number of directors of the Corporation and, if at the time there exist one or more Related Persons, by a majority of the Continuing Directors of the Corporation then in office.

(2) So long as:

(a) shares of both Common Stock and Class B Common Stock remain outstanding, in addition to any other approval required by applicable law or this Certificate of Incorporation, any Change of (i) Article IV.D(2), (ii) the liquidation or dividend rights afforded to the holders of Class B Common Stock in Article IV.D(1) and (3) (other than subparagraphs (a), (b) and (c) of Article IV.D(3)), (iii) this Article VI.A(2), or (iv) any of the related definitions, shall require the affirmative vote of the holders of a majority of the Class B Common Stock, voting as a separate class; or

(b) no shares of Class B Common Stock are outstanding but limited partnership interests in Trump Holdings are outstanding that are exchangeable for shares of Common Stock pursuant to the Exchange Agreement, in addition to any other approval required by applicable law or this Certificate of Incorporation, any Change of (i) Article IV.D(2), (ii) the liquidation or dividend rights afforded to the holders of Class B Common Stock in Article IV.D(1) and (3) (other than subparagraphs (a), (b) and (c) of Article IV.D(3)), (iii) this Article VI.A(2)(b), or (iii) any of the related definitions, shall require the affirmative vote of all shares of Common Stock held by holders who constitute the Required Partners, voting as a separate class.

(3) So long as shares of Common Stock remain outstanding, in addition to any other approval required by applicable law or this Certificate of Incorporation, any Change of subparagraph (a), (b) or (c) of Article IV.D(3) shall require the affirmative vote of the holders of a majority in voting power of the Common Stock (other than any such holder who is also a holder of limited partnership interests in Trump Holdings that are exchangeable for Common Stock pursuant to the Exchange Agreement).

(4) Subject to the provisions hereof, the Corporation reserves the right at any time, and from time to time, to amend, alter, repeal or rescind any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by applicable law, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by applicable law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article.

B.	Bylaws.

In furtherance and not in limitation of the powers conferred by statute, the bylaws of the Corporation may be made, altered, amended or repealed by the stockholders or by a majority of the entire Board.

ARTICLE VII

DIRECTORS

A.	Authorized Number.

The authorized number of directors as of the Effective Time is not less than nine (9) nor more than ten (10). Except as otherwise provided for or fixed pursuant to the provisions of Article IV of this Certificate of Incorporation relating to the rights of the holders of any series of Preferred Stock to elect additional directors, the number of directors shall be fixed from time to time by a resolution duly adopted by the Board or the stockholders of the Corporation.

B.	Classes and Term.

Subject to the Voting Agreement and applicable law, the Board shall be and hereby is divided into three classes, Class I, Class II and Class III, each of which classes shall initially be comprised of three directors. Subject to the Voting Agreement and applicable law, each director shall serve for a term ending at the third annual meeting following the annual meeting at which such director was elected; provided, however, that the directors named as of the Effective Time to Class I shall serve for a term ending at the first annual meeting next following the Effective Time, the directors named as of the Effective Time to Class II shall serve for a term ending at the second annual meeting next following the Effective Time, and the directors named as of the Effective Time to Class III shall serve for a term ending at the third annual meeting next following the Effective Time. Subject to the foregoing, Article VII.E and applicable law, from and after the date hereof, the Board shall be constituted as provided in the Voting Agreement (so long as the Voting Agreement is in effect).

Notwithstanding anything otherwise to the contrary, Donald J. Trump (“DJT”) shall initially be named and appointed as of the Effective Time as a member of Class III of the Board, and so long as (a) DJT serves as a member of the Board, and (b) the DJT Services Agreement is not terminated by the Corporation for “Cause” (as defined therein), DJT shall be entitled to serve as Chairman of the Board until the third (3rd) anniversary of the Effective Time.

C.	Increase or Decrease.

In the event of any increase or decrease in the authorized number of directors, (a) each director then serving as such shall nevertheless continue as a director of the class of which he is a member until the expiration of his current term, or his prior death, retirement, resignation or removal, and (b) the newly created or eliminated directorships resulting from such increase or decrease shall be apportioned by the Board so that the number of directors in each class of the Board shall be as equal as possible.

D.	Removal; Vacancies.

Notwithstanding any of the foregoing provisions of this Article, each director of the Corporation shall serve until his successor is duly elected and qualified or until his death, retirement, resignation or removal. Subject to the Voting Agreement (so long as the Voting Agreement is in effect) and except as otherwise required by applicable law, any or all of the directors of the Corporation may be removed, with or without cause, by the holders of a majority in voting power of the shares of stock outstanding and entitled to vote for the election of directors of the Corporation. Should a vacancy occur or be created, subject to Article VII.E. and the Voting Agreement (so long as the Voting Agreement is in effect), and except as otherwise required by applicable law, the remaining directors (even though less than a quorum) may fill the vacancy for the full term of the class in which the vacancy occurs or is created.

E.	Certain Provisions Regarding Directors.

(1) In accordance with the terms of the Plan, one Class I director, two Class II directors and two Class III directors of the Corporation shall collectively be designated as “Class A Directors”. The initial Class A Directors shall be Edward H. D’Alelio as a Class I director, Cezar M. Froelich and Michael Kramer as Class II directors and James B. Perry and Morton H. Handel as Class III directors. Subject to applicable law and stock exchange and securities market rules applicable to the Corporation, during the Class A Nomination Period (as defined below), the Class A Directors, as a group, shall have the sole authority and power to nominate on behalf of the Corporation persons to serve as Class A Directors, provided there are any Class A Directors. During the Class A Nomination Period, each Class A Director then serving as a Class A Director shall be re-nominated to serve for successive terms as a Class A Director unless such Class A Director declines or is unable to be so re-nominated. Subject to applicable law and stock exchange and securities market rules applicable to the Corporation, if a Class A Director declines or is unable to be so re-nominated as a Class A Director for any reason, the Class A Directors shall, as a group, nominate a person to serve as a Class A Director (in lieu of such Class A Director who declines or is unable to be so re-nominated). The Class A Directors shall be entitled to serve on the committees of the Board as provided in the Voting Agreement (so long as the Voting Agreement is in effect). Subject to applicable law and stock exchange and securities market rules applicable to the Corporation, any vacancy in the position of Class A Director, shall be filled by a majority of Class A Directors then serving as directors of the Corporation. For the purposes hereof, “Class A Nomination Period” shall mean the period commencing on the Effective Date (as defined in the Plan) and ending on the earlier of (a) the day immediately following the date on which the sixth annual meeting of stockholders of the Corporation following the Effective Date shall be held and (b) such time as the stockholders of the Corporation shall fail to elect DJT as a director of the Corporation (provided that DJT has voted all shares of Common Stock Owned (as defined in the Voting Agreement) by him to elect DJT as a director of the Corporation). During the Class A Nomination Period, in addition to any vote required by applicable law, the affirmative vote of the holders of a majority in voting power of the then outstanding shares of Common Stock not Owned by the Stockholders (as defined in the Voting Agreement) shall be required to amend this Article VII.E(1).

(2) In accordance with the terms of the Plan, one Class I director, one Class II director and one Class III director of the Corporation shall collectively be designated as “Investor Board Members”. The initial Investor Board Members shall be Wallace B. Askins as a Class I director, Don M. Thomas as a Class II director and DJT as a Class III director. The number of Investor Board Members that may serve as directors of the Corporation at any given time shall be determined as provided in the Voting Agreement (so long as the Voting Agreement is in effect). Subject to applicable law and stock exchange and securities market rules applicable to the Corporation, each person who shall serve as an Investor Board Member shall be designated, nominated and elected as a director of the Corporation as provided in the Voting Agreement (so long as the Voting Agreement is in effect). DJT shall be entitled to serve on the committees of the Board as provided in the Voting Agreement (so long as the Voting Agreement is in effect). During the Investor Nomination Period (as defined in the Voting Agreement), this Article VII.E(2) may be amended, and the Corporation’s noncompliance with the provisions of this Article VII.E(2) may be waived, in addition to any vote of the Board required by applicable law, solely with the affirmative vote or written consent of the holders of a majority in voting power of the then outstanding shares of Class B Common Stock (it being understood that, to the fullest extent permitted by applicable law, and unless otherwise required by applicable law, the approval of the holders of no other class or series of capital stock of the Corporation shall, or shall be required to, vote on any such amendment or waiver); provided, however, that, in the event that at such time there are no shares of Class B Common Stock outstanding, in addition to any vote required by applicable law, the affirmative vote of the Board (including a majority of the

Investor Board Members then serving as directors of the Corporation) and the affirmative vote of the holders of a majority in voting power of the then outstanding shares of Common Stock (which majority must including the Stockholders so long as they collectively Own 10% of the then outstanding shares of Common Stock) shall be required to amend this Article VII.E(2).

(3) In accordance with the terms of the Plan, one Class I director of the Corporation shall be designated as the “Mutual Board Member”. The initial Mutual Board Member shall be James J. Florio. Subject to applicable law and stock exchange and securities market rules applicable to the Corporation, during each of the Investor Nomination Period and the Class A Nomination Period (as applicable), the person who shall serve as the Mutual Board Member shall be designated, nominated and elected as a director of the Corporation as provided in the Voting Agreement (so long as the Voting Agreement is in effect).

(4) In the event that, at any time during the Class A Nomination Period, none of the then serving Class A Directors or Investor Board Members is, or the then serving Mutual Board Member is not, also the then serving Chief Executive Officer of the Corporation, in addition to the Class A Directors, the Investor Board Members and the Mutual Board Member designated to serve as directors of the Corporation as provided herein and in the Voting Agreement (so long as the Voting Agreement is in effect), subject to the Voting Agreement (so long as the Voting Agreement is in effect), the single individual then serving as the Chief Executive Officer of the Corporation (and only such individual) shall be designated to serve as a director of the Corporation as the “CEO Director,” provided that such then serving Chief Executive Officer agrees to serve as the CEO Director. Any CEO Director may be removed from service as a director of the Corporation with or without cause, and (for the avoidance of doubt, and without limiting any other cause for such removal) the failure (for any reason) of any CEO Director to simultaneously serve as such and as the Chief Executive Officer of the Corporation shall be deemed sufficient cause for such removal.

ARTICLE VIII

INDEMNIFICATION

A.	Indemnification.

The Corporation shall indemnify to the fullest extent permitted under and in accordance with the laws of the State of Delaware (as the same exists or may hereafter be amended, but only to the extent any such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment) any Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that the Person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, trustee, employee or agent of, or in any other similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the Person in connection with such action, suit or proceeding if the Person acted in good faith and in a manner the Person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the Person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Person did not act in good faith and in a manner which the Person reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, shall not, of itself, create a presumption that the Person had reasonable cause to believe that the Person’s conduct was unlawful.

B.	Additional Indemnification.

The Corporation shall indemnify to the fullest extent permitted under and in accordance with the laws of the State of Delaware (as the same exists or may hereafter be amended, but only to the extent any such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment) any Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor, by reason of the fact that such Person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such Person in connection with the defense or settlement of such action or suit if the Person acted in good faith and in a manner the Person reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such Person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such Person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

C.	Payment of Expenses.

Expenses (including reasonable attorneys’ fees and disbursements) incurred in defending any civil, criminal, administrative or investigative action, suit or proceeding shall (in the case of any action, suit or proceeding against a director or officer of the Corporation) or may (in the case of any action, suit or proceeding against a trustee, employee or agent) be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board upon receipt of an undertaking by or on behalf of the indemnified Person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this Article VIII.

D.	Nonexclusivity of Provision; Termination.

The indemnification and other rights set forth in this Article VIII shall not be exclusive of any provisions with respect thereto in the Bylaws of the Corporation or any other contract or agreement between the Corporation and any officer, director, employee or agent of the Corporation or any rights entitled pursuant to a vote of stockholders or disinterested directors or otherwise. Any of the indemnification and other rights provided for in this Article VIII shall not terminate solely because an indemnified Person has ceased to be a director, officer, employee or agent of the Corporation, or has ceased to serve at the request of the Corporation as a director, officer, trustee, employee or agent of, or in any other similar capacity with, another corporation, partnership, joint venture, trust or other enterprise and shall inure to the benefit of such Person’s heirs, executors and administrators.

E.	Limitation on Liability.

No director or officer shall be personally liable to the Corporation or any stockholder for monetary damages for breach of fiduciary duty as a director or officer, except for any matter in respect of which such director or officer (i) shall be liable under Section 174 of the DGCL or any amendment thereto or successor provision thereto, or (ii) shall be liable by reason that, in addition to any and all other requirements for liability, such director or officer:

(1) shall have breached his or her duty of loyalty to the Corporation or its stockholders;

(2) shall not have acted in good faith or, in failing to act, shall not have acted in good faith;

(3) shall have acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law; or

(4) shall have derived an improper personal benefit.

If the DGCL is amended after the date hereof to authorize corporate action further limiting or eliminating the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be further limited or eliminated to the fullest extent permitted by the DGCL, as so amended.

F.	Effect of Repeal.

Neither the amendment nor repeal of any provision of this Article VIII, nor the adoption of any provision of this Certificate of Incorporation inconsistent with any provision of Article VIII, shall eliminate or reduce the effect of this Article VIII in respect of any matter occurring before such amendment, repeal or adoption of an inconsistent provision or in respect of any cause of action, suit or claim relating to any such matter which would have given rise to a right of indemnification, right to receive expenses or limitation of liability pursuant to this Article VIII if such provision had not been so amended or repealed or if a provision inconsistent therewith had not been so adopted.

G.	Severability.

If any provision of this Article VIII shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (1) the validity, legality and enforceability of the remaining provisions of this Article VIII (including, without limitation, each portion of any subparagraph of this Article VIII containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (2) to the fullest extent possible, the provisions of this Article VIII (including, without limitation, each portion of any subparagraph of this Article VIII containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

ARTICLE IX

MEETINGS OF STOCKHOLDERS AND STOCKHOLDER CONSENT

A.	Meetings of Stockholders.

Meetings of stockholders of the Corporation may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. Except as otherwise provided for or fixed pursuant to the provisions of Article IV, relating to the rights of the holders of any series of Preferred Stock, special meetings of stockholders of the Corporation, except as provided for under Delaware law or in the Bylaws of the Corporation, may be called only by the Board or by the President and shall be called by the President or the Secretary at the request in writing of one director or at the request in writing by stockholders owning a majority in voting power of the shares issued and outstanding. Such request shall state the purpose or purposes of the proposed meeting. Business transacted at a special meeting shall be confined to the purposes stated in the notice.

B.	Actions by Written Consent.

Except as otherwise provided for or fixed pursuant to the provisions of Article IV, relating to the rights of the holders of any series of Preferred Stock, no action that is required or permitted to be taken by the stockholders of the Corporation at any annual or special meeting of stockholders may be effected by written consent of stockholders in lieu of a meeting of stockholders, unless the action to be effected by written consent of stockholders and the taking of such action by such written consent have expressly been approved in advance by the Board and, if such matter involves a “business combination” as defined under Section 203 of the DGCL, such written consent shall have expressly been approved in advance by the affirmative vote of at least a majority of the Continuing Directors then in office.

ARTICLE X

BUSINESS COMBINATIONS

A.	Section 203 of the DGCL.

The Corporation is not is subject to the provisions of Section 203 of the DGCL.

ARTICLE XI

DEFINITIONS

In addition to the terms defined elsewhere herein, for the purpose of this Certificate of Incorporation, the following terms shall have the respective meanings set forth below:

A. Definitions.

A. “Affiliate” shall have the meaning ascribed to such term in Rule 12b-2 under the General Rules and Regulations under the Exchange Act. The term “registrant” as used in said Rule 12b-2 shall mean the Corporation.

B. “Associate” shall have the meaning ascribed to such term in Rule 12b-2 under the General Rules and Regulations under the Exchange Act. The term “registrant” as used in said Rule 12b-2 shall mean the Corporation.

C. “Beneficial Owner” shall mean any Person who, singly or together with any of such person’s Affiliates or Associates, directly or indirectly, has “beneficial ownership” of Capital Stock (as determined pursuant to Rule 13d-3 of the Exchange Act).

D. “Capital Stock” shall mean any common stock, preferred stock, special stock, or any other class or series of stock of the Corporation.

E. “Casino Control Act” shall mean the New Jersey Casino Control Act, N.J.S.A. 5:12-1 et seq.

F. “Certificate of Incorporation” shall mean this Restated Certificate of Incorporation, as amended from time to time.

G. “Closing Price” shall mean, on any day, the reported closing sales price or, in case no such sale takes place, the average of the reported closing bid and asked price on the composite tape for the New York Stock Exchange-listed stocks, or, if stock of the class or series in question is not quoted on such composite tape on the New York Stock Exchange, or, if such stock is not listed on such exchange, on the principal United States securities exchange on which such stock is listed, or, if such stock is not listed on any such exchange, the last sale, or if not available, the highest closing sales price or bid quotation for such stock on the National Association of Securities Dealers, Inc., Automated Quotation System (including the National Market Systems) or any similar or other system then in use, or, if no such prices or quotations are available, the fair market value on the day in question as determined by the Board in good faith.

H. “Commission” shall mean the New Jersey Casino Control Commission.

I. “Continuing Director” shall mean, as to any Related Person, any member of the Board who (i) is unaffiliated with and is not the Related Person and (ii) became a member of the Board prior to the time that the Related Person became a Related Person, and any successor of a Continuing Director who is recommended to succeed a Continuing Director by a majority of Continuing Directors then on the Board.

J. “Disinterested Shares” shall mean, (1) as to any Related Person, shares of Voting Stock that are Beneficially Owned and owned of record by stockholders other than such Related Person, and (2) as to the Class B Common Stock, Shares of Voting Stock that are Beneficially Owned and owned of record by Stockholders other than Beneficial Owners of Class B Common Stock.

K. “Disqualified Holder” shall mean any Beneficial Owner of shares of Capital Stock of the Corporation or any of its Subsidiaries found to be disqualified by any governmental or quasi-governmental authority with applicable jurisdiction over the business, affairs, securities, or properties of the Corporation or any of its subsidiaries, including, without limitation, the Commission, the IGC, and, pursuant to the provisions of the Casino Control Act, the Indiana Riverboat Act, or other applicable provision or whose holding of shares of Capital Stock may result or, when taken together with the holding of shares of Capital Stock by any other Beneficial Owner, may result, in the judgment of the Board, in the inability to obtain, loss or non-

reinstatement of any license or franchise from any governmental agency sought or held by the Corporation or any Subsidiary to conduct any portion of the business of the Corporation or any Subsidiary, which license or franchise is conditioned upon some or all of the holders of Capital Stock possessing prescribed qualifications.

L. “DJT Services Agreement” shall mean the Services Agreement, dated as of May 20, 2005, by and among the Corporation, DJT and Trump Holdings, as such agreement may be amended pursuant to its terms from time to time.

M. “Exchange Agreement” shall mean the Third Amended and Restated Exchange and Registration Rights Agreement, dated as of May 20, 2005, by and among the Corporation, Trump Holdings, DJT and Trump Casinos, Inc., as such agreement may be amended pursuant to its terms from time to time.

N. “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

O. “Fair Market Value” shall mean (a) in the case of shares of Capital Stock, the average Closing Price for such Capital Stock for each of the forty-five (45) most recent days during which shares of stock of such class or series shall have been traded preceding the day on which notice of redemption shall have been given pursuant to Section C, Paragraph (4) of Article V; provided, however, that if shares of Capital Stock of such class or series are not traded on any securities exchange or in the over-the-counter market, “Fair Market Value” shall be determined by the Board in good faith; and provided further, however, that “Fair Market Value” as to any stockholder who purchases any stock subject to redemption within one hundred twenty (120) days prior to a Redemption Date shall not (unless otherwise determined by the Board) exceed the purchase price paid for such shares and (b) in the case of property other than stock or other securities, the fair market value of such property on the date in question as determined by the Board in good faith.

P. “IGC” shall mean the Indiana Gaming Commission.

Q. “Indiana Riverboat Act” shall mean the Indiana Riverboat Gambling Act, Ind. Code § 4-33-1-1 et seq.

R. “Permitted Contractual Restrictions” shall mean restrictions imposed on the Corporation’s ability to make all or any portion of the Special Dividend contained in the instruments governing any indebtedness of the Corporation, which indebtedness (x) had initial gross proceeds of $50 million or more to the Corporation, and (y) was sold through an underwritten offering by or privately placed by an investment bank or loaned or placed by a commercial bank or other similar financing source, to Persons who, at the time, were not Affiliates of the Corporation.

S. “Person” shall mean any natural person, corporation, firm, partnership (general or limited), limited liability company, association, government, governmental agency, or any other entity, whether acting in an individual, fiduciary, or any other capacity.

T. “Plan” shall mean the Plan of Reorganization under Chapter 11 of the Bankruptcy Code of the Company and subsidiaries that took effect at the Effective Time, as confirmed by order of the United States Bankruptcy Court for the District of New Jersey in case nos. 04-46898-ALL through 04-46924-ALL.

U. “Redemption Date” shall mean the date fixed by the Board for the redemption of any shares of stock of the Corporation pursuant to Article V.

V. “Redemption Securities” shall mean any debt or equity securities of the Corporation, any Subsidiary or any other corporation, or any combination thereof, having such terms and conditions as shall be approved by the Board and which, together with any cash to be paid as part of the redemption price, in the opinion of any nationally recognized investment banking firm selected by the Board (which may be a firm which provides other investment banking, brokerage or other services to the Corporation), has a value, at the time notice of redemption is given pursuant to Section C, Paragraph (4) of Article V, at least equal to the Fair Market Value of the shares to be redeemed pursuant to Article V (assuming, in the case of Redemption Securities to be publicly traded, such Redemption Securities were fully distributed and subject only to normal trading activity).

W. “Related Person” shall mean and include (1) any Person or any group of two or more Persons that act together or have agreed to act together, that together with its or their Affiliates or Associates, Beneficially Owns, directly or indirectly, in the aggregate, ten percent (10%) or more of the combined voting power of the then outstanding shares of Voting Stock, and any Affiliate or Associate of any such Person or Persons; (2) an Affiliate of the Corporation that at any time within two years prior thereto Beneficially Owned, directly or indirectly, ten percent (10%) or more of the combined voting power of the outstanding shares of Voting Stock; or (3) an assignee of or successor to any shares of Capital Stock of the Corporation that were at any time within two years prior thereto Beneficially Owned by any Related Person, if such assignment or succession shall have occurred other than pursuant to a “public offering” within the meaning of the Securities Act of 1933, as amended; provided, however, that the term “Related Person” shall not include (i) the Corporation, any Subsidiary, any employee benefit plan or employee stock plan of the Corporation or of any Subsidiary, or any person or entity organized, appointed, established or holding Voting Stock for or pursuant to the terms of any such plan, nor shall such term encompass shares of Voting Stock held by any of the foregoing (whether or not held in a fiduciary capacity or otherwise) and (ii) DJT and any of his heirs or any Affiliate of DJT or his heirs (but only for so long as such Affiliate remains Affiliate of DJT or his heirs, respectively) nor shall such term encompass shares of Voting Stock held by them.

X. “Required Partners” shall mean, so long as there are any outstanding limited partnership interests in Trump Holdings that are exchangeable pursuant to the Exchange Agreement for Common Stock, the holders of limited partnership interests in Trump Holdings that are then exchangeable pursuant to the Exchange Agreement for a majority of the Common Stock issuable upon exchange of all limited partnership interests in Trump Holdings that are then exchangeable for Common Stock pursuant to the Exchange Agreement.

Y. “Subsidiary” shall mean any company which a majority of any class of equity securities is beneficially owned by the Corporation and/or another Subsidiary of the Corporation, or in the case of a partnership, in which the Corporation or any subsidiary is a general partner.

Z. “Trump Holdings Partnership Agreement” shall mean the Fourth Amended and Restated Agreement of Limited Partnership of Trump Entertainment Resorts Holdings, L.P., dated May 20, 2005, by and among the Corporation, DJT, Trump Casinos, Inc. and TCI 2 Holdings, LLC, as such agreement may be amended pursuant to its terms from time to time.

AA. “Voting Agreement” shall mean the Voting Agreement, dated as of May 20, 2005, by and among the Corporation and the stockholders identified therein, as such agreement may be amended pursuant to its terms from time to time.

BB. “Voting Stock” shall mean all outstanding shares of Capital Stock of the Corporation that pursuant to or in accordance with this Amended and Restated Certificate of Incorporation are entitled to vote generally in the election of directors of the Corporation, and each reference herein, where appropriate, to a percentage or portion of shares of Voting Stock shall refer to such percentage or portion of the voting power of such shares entitled to vote. The outstanding shares of Voting Stock shall not include any shares of Voting Stock that may be issuable by the Corporation pursuant to any agreement, or upon the exercise or conversion of any right, warrants or options or otherwise.

B.	Additional Definitions.

Term	Place Defined
Bankruptcy Code	Preamble, Third
Board	Art. IV, Sec. C
CEO Director	Art. VII, Sec. E
Change	Art. VI, Sec. A
Class A Directors	Art. VII, Sec. E
Class A Nomination Period	Art. VII, Sec. E
Class B Common Stock	Art. IV, Sec. A
Common Stock	Art. IV, Sec. A
DJT	Art. VII, Sec. B
Effective Time	Preamble, Fifth
Incorporation Date	Art. IV, Sec. D
Investor Board Members	Art. VII, Sec. E
Investor Nomination Period	Art. VII, Sec. E
New Common Stock	Art. IV, Sec. B
New Stock Certificate	Art. IV, Sec. B
Old Common Stock	Art. IV, Sec. B
Own	Art. VII, Sec. E
Preferred Stock	Art. IV, Sec. A
Preferred Stock Designation	Art. IV, Sec. C
Reverse Stock Split	Art. IV, Sec. B
Special Dividend	Art. IV, Sec. D
Special Dividend Amount	Art. IV, Sec. D
Stockholder	Art. VII, Sec. E
Transfer Agent	Art. IV, Sec. B
Trump Holdings	Art. IV, Sec. D

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IN WITNESS WHEREOF, the Corporation has caused this Restated Certificate of Incorporation to be signed by its Executive Vice President and Corporate Treasurer on this 19th day of May, 2005.

TRUMP HOTELS & CASINO RESORTS, INC.

By:	/s/ JOHN P. BURKE
Name:	John P. Burke
Title:	Executive Vice President and Corporate Treasurer

EXHIBIT XIX

EXECUTION VERSION

SERVICES AGREEMENT

THIS SERVICES AGREEMENT (this “Agreement”), made as of this 20th day of May, 2005, is by and among DONALD J. TRUMP (“Mr. Trump”), TRUMP ENTERTAINMENT RESORTS, INC., a Delaware corporation formerly known as Trump Hotels & Casino Resorts, Inc. (the “Company”), and TRUMP ENTERTAINMENT RESORTS HOLDINGS, L.P., a Delaware limited partnership formerly known as Trump Hotels & Casino Resorts Holdings, L.P. (“TER Holdings”).

W I T N E S S E T H:

WHEREAS, Mr. Trump has served as Chairman of the Board of Directors of the Company since its inception as a public company in 1995 and as its President and Chief Executive Officer since June, 2000, and has been compensated for serving as such pursuant to the terms of a Prior Agreement (as hereinafter defined);

WHEREAS, on November 21, 2004, the Company and certain of its subsidiaries (the “Debtors”) filed voluntary petitions under Chapter 11 of Title 11 of the United States Code, 11 U.S.C. §§ 101-1330, in the United States Bankruptcy Court for the District of New Jersey (the “Bankruptcy Court”), under Case Nos. 04-46898 through 04-46925 (J.H.W.);

WHEREAS, on April 5, 2005, by written order, the Bankruptcy Court confirmed the Debtors’ Second Amended Joint Plan of Reorganization, dated as of March 30, 2005 (the “Plan”);

WHEREAS, the Plan contemplates a reorganization (the “Reorganization”) of the Debtors involving, among other things, an investment in the equity of the Company and TER Holdings pursuant to that certain Amended and Restated Investment Agreement, dated as of May 20, 2005 (the “Investment Agreement”), by and among the Company, TER Holdings and Mr. Trump;

WHEREAS, pursuant to and in accordance with the Plan and the Investment Agreement, Mr. Trump is willing to agree to the early termination of each Prior Agreement in order to facilitate the consummation of the Reorganization, which Reorganization is important to the Company;

WHEREAS, Mr. Trump presently serves as the Chairman of the Board of Directors and the Chief Executive Officer of the Company;

WHEREAS, the Company and TER Holdings desire to secure the ongoing services of Mr. Trump and desire to ensure his continued association with the Company and TER Holdings; and

WHEREAS, as contemplated by the Plan and the Investment Agreement, Mr. Trump is willing to perform certain services on behalf of the Company and TER Holdings on the terms and subject to the conditions hereinafter provided;

NOW, THEREFORE, in consideration of the promises and the mutual covenants herein contained, the sufficiency of which is acknowledged by the parties hereto, the parties hereto hereby agree as follows:

ARTICLE I.

COMPANY RECOMMENDATION; DUTIES

Section 1.1. Company Recommendation; Duties. (a) The Company shall recommend that Mr. Trump be nominated to serve as a member of the Board of Directors of the Company at all times during the term hereof and, if elected a director, that he serve as its Chairman at all times during the term hereof. So long as Mr. Trump is the Chairman of the Board of Directors of the Company, he shall have such reasonable and customary powers and duties as are generally associated with the position of a Chairman of the Board of Directors of a public company, as well as those conferred upon such office by the by-laws of the Company and resolutions of its Board of Directors. Mr. Trump agrees to serve as a director of such subsidiaries of the Company (in each case, on such terms and conditions) as the Board of Directors of the Company and Mr. Trump may agree upon from time to time.

(b) The Company may request from time to time that Mr. Trump participate in promotional or marketing activities on behalf of the Company. Mr. Trump shall be obligated to participate only in up to six Specified Events within any one-year period (measured from the date hereof until successive anniversaries of the date hereof), not more than two of which Specified Events shall be located in the Western Region. In the event that Mr. Trump shall not so participate in at least six such Specified Events within any such one-year period, he shall be obligated to participate in the balance of such six Specified Events in the successive one-year period (measured from the date hereof until successive anniversaries of the date hereof); provided, however, that, notwithstanding anything to the contrary contained herein, Mr. Trump shall not be obligated hereby or otherwise to participate in more than eight Specified Events within any one-year period (measured from the date hereof until successive anniversaries of the date hereof), not more than two of which Specified Events shall be located in the Western Region.

(c) The Company and Mr. Trump shall reasonably cooperate with each other to arrange for Mr. Trump’s participation from time to time, subject to Mr. Trump’s schedule and availability (as determined by Mr. Trump in his sole discretion), and at the Company’s sole expense, in the production of advertisements on behalf of the Company (including print, billboard, television and radio advertisements); provided, however, that the nature of Mr. Trump’s participation in any such advertisement shall be determined by Mr. Trump in his reasonable discretion; provided, further, that, prior to the initial commercial release of any such advertisement in which Mr. Trump appears, the Company shall obtain Mr. Trump’s approval of the content of such advertisement (in its entirety), which approval shall be subject to Mr. Trump’s reasonable discretion (and will not be unreasonably delayed).

(d) Mr. Trump agrees that he will use his reasonable efforts to maintain all applicable Material Licenses.

(e) In recognition of the fact that Mr. Trump has, and will continue to have, diverse business interests in addition to those of the Company, Mr. Trump shall not be required to devote any fixed amount of time to the performance of his duties hereunder, but shall devote sufficient time to discharge his duties hereunder responsibly and in a professional manner and in the best interests of the Company consistent with standards generally applicable to directors of public companies. Without limiting the foregoing, Mr. Trump may perform this Agreement from one or more locations within or without the United States that he selects from time to time (it being understood that, so long as Mr. Trump shall serve as a director of the Company or any subsidiary of the Company, he shall be entitled to participate in any meeting of the Board of Directors of the Company or such subsidiary via conference telephone or any other electronic device by which all of the directors present at such meeting, in person or otherwise, can simultaneously hear each other speak).

(f) Nothing contained herein shall constitute (or be deemed to constitute) an engagement, appointment or election of Mr. Trump to serve as an officer or executive of the Company or any of its subsidiaries or shall require Mr. Trump to engage in any activities or to undertake any duties that are customarily associated with the position of an officer or executive of a company; provided, however, that nothing contained herein (including, without limitation, the foregoing) shall prevent Mr. Trump from serving as an officer or executive (including, without limitation, the Chief Executive Officer) of the Company.

ARTICLE II.

TERM; TERMINATION; ADMINISTRATIVE LEAVE

Section 2.1. Term. (a) Subject to Sections 2.1(b) and 2.2 hereof, this Agreement shall be effective as of the date hereof and shall continue for an initial term of three years and thereafter for a three-year rolling term which rolling term shall be automatically extended so that the remaining term of this Agreement on any date after the initial three year term is always three years.

(b) This Agreement may be terminated:

(i)	by Mr. Trump for Good Reason, upon 30 days written notice to the Company and TER Holdings;

(ii)	by the Company and TER Holdings for Cause, upon 30 days written notice to Mr. Trump from the Company and TER Holdings;

(iii)	by reason of Mr. Trump’s Permanent Disability, upon 30 days written notice to Mr. Trump from the Company and TER Holdings;

(iv)	automatically in the event of Mr. Trump’s death;

(v)	by the Company and TER Holdings, if the stockholders of the Company shall fail to elect Mr. Trump to serve (or shall otherwise remove Mr. Trump from serving) as a member of the Board of Directors, provided that the Company shall not be in breach of its obligation pursuant to Section 1.1(a) hereof to recommend that Mr. Trump be nominated to serve as a member of the Board of Directors;

(vi)	by the Company and TER Holdings, if Mr. Trump does not Own equity securities of the Company representing at least 5% of the outstanding Common Stock of the Company, upon not less than three years prior written notice thereof by the Company and TER Holdings to Mr. Trump; provided that, during such three-year period, each of the Company and TER Holdings shall continue to be obligated to perform all of its respective obligations hereunder (including, without limitation, the obligations thereof under Article III hereof); provided, however, that, during such three-year period, the Company shall not be obligated pursuant to Section 1.1 hereof to recommend that Mr. Trump be nominated to serve as a member of the Board of Directors of the Company if doing so would result in Mr. Trump serving as a director of the Company for more than one year after the expiration of such three-year period. For the avoidance of doubt, a termination of this Agreement pursuant to this Section 2.1(b)(vi) shall be deemed to be effective, and shall occur, upon the expiration of such three-year period; or

(vii)	after the third anniversary of the date hereof, by the Company and TER Holdings with or without Cause, upon 45 days written notice to Mr. Trump from the Company and TER Holdings (such 45-day period, the “Notice Termination Period”).

Section 2.2. Effect of Termination. Upon any expiration or termination of this Agreement pursuant to Section 2.1 hereof, this Agreement shall become null and void, and shall be of no further force or effect, with no liability on the part of any party hereto with respect to this Agreement, except that: (a) all accrued and unpaid Compensation payable to Mr. Trump as of the date of such expiration or termination shall be paid by the Company to Mr. Trump promptly (but not more than five business days) after such expiration or termination, it being understood that for purposes of determining what shall be payable under this clause (a), (i) the Annual Base Fee shall accrue on a monthly basis and (ii) any annual bonus to which Mr. Trump may become entitled pursuant to Section 3.1(b) hereof shall accrue only when and if the Compensation Committee of the Board of Directors of the Company shall have determined that such bonus is payable in accordance with Section 3.1(b) hereof; (b) the Company shall reimburse Mr. Trump in accordance with Section 3.2 hereof with respect to expenses incurred on or prior to the date of such expiration or termination; (c) in the event of a termination of this Agreement pursuant to Section 2.1(b)(i), (iii), (iv) or (v) hereof, without limiting the provisions of the immediately preceding clauses (a) and (b) of this Section 2.2, the Company shall continue to pay Compensation to Mr. Trump (or to his estate, in the case of a termination hereof pursuant to Section 2.1(b)(iv) hereof) that would otherwise have been payable to him hereunder (as if such expiration or termination had not occurred) for a period of three years following the date of such expiration or termination, which continued Compensation shall be paid in equal installments on a monthly basis (not later than the tenth day of each calendar month); provided that, in the event that the Company shall fail for any reason to timely make any such payment to Mr. Trump (or his estate) of such continued Compensation and such failure to pay is not cured within five days after the Company’s receipt of written notice thereof from Mr. Trump (or from his authorized representative or estate, in the case of a termination hereof pursuant to Section 2.1(b)(iii) or (iv) hereof), Mr. Trump (or his authorized representative or estate) shall have the right, by written notice to the Company, to accelerate all Compensation payable to him (or his estate) pursuant to this clause (c) and the Company shall pay all such Compensation to Mr. Trump (or his estate) not more than five business days following the Company’s receipt of such notice of acceleration; (d) in the event of a termination of this Agreement pursuant to Section 2.1(b)(vii) hereof, without limiting the provisions of the immediately preceding clauses (a) and (b) of this Section 2.2, at or prior to the expiration of the Notice Termination Period, the Company shall pay to Mr. Trump in cash a lump sum payment in an aggregate amount equal to the Annual Base Fee, multiplied by three; and (e) in any event, the provisions of Sections 3.3(b), 4.1 (to the extent that any terms defined therein are used in any provision that shall survive the termination of this Agreement as provided herein), 4.2, 4.3, 4.4, 4.9, 4.10 and 4.11 shall (except as otherwise specifically provided therein) survive any expiration or termination of this Agreement indefinitely.

Section 2.3. Administrative Leave. In the event that Mr. Trump is Indicted, the Company’s Board of Directors may determine in good faith that it would be in the best interests of the Company to place Mr. Trump on paid administrative leave from his services as a director of the Company during the pendency of such Indictment. During such paid administrative leave, Mr. Trump shall continue to be entitled to, and shall receive, Compensation as provided herein; provided, however, that Mr. Trump shall reimburse the Company for any Compensation that is earned and paid to him during such administrative leave if the disposition of such Indictment shall result in a conviction of, or plea of guilty or no contest by, Mr. Trump of any felony contemplated by such Indictment. For the avoidance of doubt, no Indictment (in and of itself) shall be deemed grounds for Cause.

ARTICLE III.

COMPENSATION; EXPENSES

Section 3.1. (a) Annual Base Fee. In consideration for Mr. Trump’s services hereunder, the Company shall pay to Mr. Trump an annual base fee of $2,000,000 (the “Annual Base Fee”), payable in arrears to Mr. Trump in equal monthly installments.

(b) Bonus. In addition to the Annual Base Fee, Mr. Trump shall be eligible to receive, when and as determined by the Compensation Committee of the Board of Directors of the Company, an annual bonus, which bonus shall be in such amount as shall be determined by the Compensation Committee in its sole discretion.

(c) Warrant. In consideration of Mr. Trump entering into this Agreement, simultaneously with the execution and delivery hereof by Mr. Trump, the Company shall issue to Mr. Trump the Ten Year Warrant (as defined in the Investment Agreement), free and clear of any and all Encumbrances (as defined in the Investment Agreement), other than any Encumbrances specifically set forth in the Amended Agreements, the Services Agreement and the Voting Agreement (as each such term is defined in the Investment Agreement).

Section 3.2. Expenses. (a) Subject to Section 3.2(b) hereof, the Company shall reimburse Mr. Trump for all reasonable and documented expenses (including, without limitation, all Travel Expenses and any expenses relating to Mr. Trump obtaining and maintaining any Material Consent) incurred by Mr. Trump or any of his controlled affiliates in respect of the performance of Mr. Trump’s obligations under this Agreement or otherwise in respect of his service as Chairman of the Board of Directors of the Company.

(b) From time to time during the term hereof, Mr. Trump shall be entitled to submit to the Compensation Committee of the Board of Directors for its approval a proposed budget (a “Budget”) for Administrative Expenses, as described in such Budget. The Company shall reimburse Mr. Trump for all Administrative Expenses incurred by Mr. Trump or any of his controlled affiliates to the extent that such Administrative Expenses are contemplated by a Budget therefor approved (prior to their incurrence) by the Compensation Committee of the Board of Directors of the Company and reasonably documented by Mr. Trump. For the avoidance of doubt, the provisions of this Section 3.2(b) shall not apply to, and no Budget shall be required hereunder or otherwise with respect to, any Travel Expenses (which shall be subject to reimbursement in accordance with Section 3.2(a)).

(c) Any reimbursement of expenses pursuant to this Section 3.2 shall be effected by the Company not more than ten business days after its receipt of an invoice therefor from Mr. Trump.

Section 3.3. Benefits.

(a) For so long as he is serving as Chairman of the Board of Directors of the Company, Mr. Trump shall be entitled to fringe benefits and perquisites in accordance with the most favorable plans, practices, programs, policies and arrangements of the Company as in effect at the time with respect to other directors of the Company, including, without limitation, first-class travel accommodations on all commercial carriers for travel related to the business of the Company.

(b) Without limiting the provisions of Section 3.3(a) hereof, Mr. Trump shall be eligible to participate in any and all other benefit plans or arrangements of the Company for which present or former directors of the Company are eligible, in accordance with his status at the applicable time.

Section 3.4. Office and Support Services. During the term of this Agreement, Mr. Trump shall be entitled to office space, and to secretarial and other support services, consistent with his role as Chairman of the Board of Directors.

Section 3.5. No Responsibility to Withhold. The parties acknowledge and agree that Mr. Trump, as Chairman of the Board of Directors, shall not be deemed an employee of the Company and that, as a consequence, the Company shall have no responsibility to withhold from any payments made to Mr. Trump, and Mr. Trump shall be solely liable for the payment of, any federal, state or local taxes that may be assessable in respect of the Compensation and other benefits payable to Mr. Trump pursuant to this Article 3.

Section 3.6. Total Compensation. Mr. Trump’s sole compensation in respect of his services under this Agreement shall be as provided in this Article III.

ARTICLE IV.

DEFINITIONS; ADDITIONAL PROVISIONS

Section 4.1. Certain Definitions. In addition to the terms defined elsewhere in this Agreement, as used herein, the following terms shall have the following meanings:

“Administrative Expenses” means administrative and overhead expenses (including, without limitation, any such expenses relating to staff or employees of Mr. Trump or any of his controlled affiliates) that are incurred by Mr. Trump or any of his controlled affiliates in respect of the performance of Mr. Trump’s obligations under this Agreement or otherwise in respect of his service as the Chairman of the Board of Directors of the Company. For the avoidance of doubt, no Travel Expenses shall be deemed Administrative Expenses.

“Claim” means (a) any threatened, asserted, pending or completed claim, demand, action, suit or proceeding, whether civil, criminal, administrative, arbitrative, investigative or other, and whether made pursuant to federal, state or other law, and (b) any inquiry or investigation, whether made, instituted or conducted by the Company, THCR Holding or any other Person, including without limitation any federal, state or other governmental entity, that Mr. Trump determines might lead to the institution of any such claim, demand, action, suit or proceeding.

“Casino and Gaming Activities” means the business of owning, operating, managing or developing a casino or similar facility in which a principal business activity is the taking or receiving of bets or wagers upon the result of games of chance or skill, including hotel, dockside, riverboat, cruise ship, and resort.

“Cause” means if Mr. Trump:

(a) is convicted of, or pleads guilty or no contest to any, felony;

(b) engages in conduct that constitutes (i) gross neglect or willful gross misconduct in carrying out his duties to the Company hereunder, in either case, resulting or reasonably likely to result in material economic harm to the Company or TER Holdings, (ii) intentional fraud by Mr. Trump in the performance of his duties to the Company hereunder; or (iii) intentional misappropriation of the Company’s funds by Mr. Trump;

(c) materially breaches his obligations hereunder (except under Section 1.1(b) or (c));

(d) fails to maintain any Material License; or

(e) materially and in a recurring manner breaches his obligations under Section 1.1(b) or (c) hereof;

provided, however, that, with respect to the immediately preceding clauses (b), (c) and (e), Mr. Trump shall be given 30 days following his receipt of written notice thereof from the Company and TER Holdings to cure (to the extent capable of cure) any such action or omission alleged to give rise to Cause under any such clause. For the purposes of this definition of Cause, no act or failure to act by Mr. Trump shall be considered “willful” unless done or omitted to be done by Mr. Trump in bad faith and without reasonable belief that his action or omission was in the best interests of the Company. For the avoidance of doubt, any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board of Directors of the Company (or any committee thereof) or based upon the advice of counsel to the Company shall be conclusively presumed to be done, or omitted to be done, by Mr. Trump in good faith and in the best interests of the Company.

“Compensation” means, collectively, any Annual Base Fee and any bonus payable to Mr. Trump pursuant to Section 3.1(b) hereof.

“Contribution Agreement” means the Contribution Agreement, dated as of June 12, 1995, as amended from time to time, between Mr. Trump and TER Holdings.

“Good Reason” means, in each case without the prior written consent of, or waiver by, Mr. Trump: (a) the failure for any reason of the stockholders of the Company to elect Mr. Trump as a director of the Company; (b) if then serving as a director of the Company, the failure for any reason of the Board of Directors of the Company to elect Mr. Trump as the Chairman thereof; (c) any material increase or diminution in Mr. Trump’s authority or responsibility as the Chairman of Board of the Company as in effect on the date hereof; (d) the assignment of duties or responsibilities that are inconsistent in any material respect with Mr. Trump’s position or status as the Chairman of the Board of Directors of the Company; or (e) the failure (for any reason) by the Company or TER Holdings, as the case may be, to pay or provide to Mr. Trump any material amount of Compensation or benefit provided for under this Agreement, which failure shall have not been cured by the Company or TER Holdings, as the case may be, within 30 days after its receipt of written notice thereof from Mr. Trump.

“Indemnifiable Claim” means any Claim, with respect to which Mr. Trump shall not be entitled to indemnification in full pursuant to the certificate of incorporation or by-laws of the Company or the limited partnership agreement of TER Holdings (in each case, as in effect at the time that any such Claim is asserted), based upon, arising out of or resulting from: (a) any actual, alleged or suspected act or failure to act by Mr. Trump in his capacity as a director (or Person in a similar position), officer, employee or agent of the Company or TER Holdings or as a director (or Person in a similar position), officer, employee, member, manager, trustee or agent of any other Person, whether or not for profit, as to which Mr. Trump is or was serving at the request of the Company or TER Holdings, (b) any actual, alleged or suspected act or failure to act by Mr. Trump in respect of any business, transaction, communication, filing, disclosure or other activity of the Company, TER Holdings or any other Person referred to in the immediately preceding clause (a); (c) Mr. Trump’s status as a current or former director (or Person in a similar position), officer, employee or agent of the Company or TER Holdings or as a current or former director (or Person in a similar position), officer, employee, member, manager, trustee or agent of the Company, TER Holdings or any other Person referred to in the immediately preceding clause (a), or any actual, alleged or suspected act or failure to act by Mr. Trump in connection with any obligation or restriction imposed upon him by reason of such status; or (e) Mr. Trump’s performance of his obligations under this Agreement; provided, however, that notwithstanding the foregoing, “Indemnified Claim” shall not include any Claim by the Company or any of its subsidiaries relating to a breach by Mr. Trump or any of his controlled Affiliates under any agreement to which any of Mr. Trump or his controlled Affiliates, on the one hand, and the Company or any of its subsidiaries, on the other hand, is a party.

“Indemnifiable Losses” means any and all Losses relating to, arising out of or resulting from any Indemnifiable Claim.

“Indictment” or “Indicted” means the issuance of a felony indictment by a governmental authority of the United States.

“Losses” means all damages, losses, liabilities, obligations, fines, penalties, costs and expenses (including settlement costs, court costs and any reasonable legal, expert and consultant fees and expenses incurred in connection with defending any actions).

“Material License” means any material casino gaming license and qualification that Mr. Trump is required to obtain to serve as the Chairman of the Board of the Company with respect to any jurisdiction in which the Company or its subsidiaries conduct casino gambling activities.

“Own” shall have the meaning set forth in the Voting Agreement.

“Permanent Disability” shall mean any physical or mental disability or infirmity that prevents, or is reasonably likely to prevent, Mr. Trump’s service as Chairman of the Board of Directors of the Company for a period of 120 consecutive days during any 12-month period; provided that any question as to the existence, extent or potentiality of Mr. Trump’s Permanent Disability upon which Mr. Trump and the Company cannot agree shall be determined by a qualified, independent physician selected by Mr. Trump and approved by the Company, and the determination of any such physician as to Mr. Trump’s Permanent Disability shall be final, conclusive and binding upon the parties hereto for all purposes under this Agreement.

“Person” means any individual, corporation, partnership (general or limited), limited liability company, joint venture, association, joint-stock company, trust or unincorporated organization.

“Prior Agreement” means any of (a) the Amended and Restated Executive Agreement, dated as of January 1, 2003, by and among Mr. Trump, the Company and TER Holdings, or (b) the Amended and Restated Executive Agreement, dated as of January 1, 2003, by and among Mr. Trump, the Company, TER Holdings and Trump Atlantic City Associates, a New Jersey general partnership.

“Specified Event” means any promotional or marketing activity (not to exceed two consecutive hours in duration) on behalf of the Company in which the Company requests that Mr. Trump participates at the Company’s sole expense (the nature and timing of which participation by Mr. Trump shall be subject to Mr. Trump’s sole discretion) at any of the Company’s hotel and gaming facilities located in the continental United States (one or all of which facilities may be located in the same city, state or other domestic geographic region).

“subsidiary” means, with respect to any Person: (a) a corporation a majority of whose voting stock is at the time, directly or indirectly, owned by such Person, by such Person and one or more subsidiaries of such Person or by one or more subsidiaries of such Person; (b) any other Person (other than a corporation) in which such Person (above), one or more subsidiaries of such Person, or such Person and one or more subsidiaries of such Person, directly or indirectly, at the date of determination thereof have a majority ownership or equity interest; or (c) a partnership or limited liability company in which such Person or a subsidiary of such Person is, at the time, general partner or a managing member (or serves in a similar capacity) and has a majority ownership or equity interest.

“Travel Expenses” means any expenses incurred (consistent with past practice) by Mr. Trump or any of his controlled affiliates in respect of travel (via private or chartered airplane or otherwise), lodging and entertainment activities which are incurred in respect of Mr. Trump’s service as Chairman of the Board of Directors of the Company or otherwise in respect of his performance of services under this Agreement (including in connection with any promotional or marketing activities requested by the Company).

“Voting Agreement” means the Voting Agreement, dated as of May 20, 2005, by and among the Company and the stockholders of the Company identified therein, as amended from time to time.

“Western Region” means any place within the continental United States that is located west of the Mississippi River.

Section 4.2. CHOICE OF LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO ITS PRINCIPLES OF CONFLICTS OF LAWS.

Section 4.3. Confidential Information. Neither the Company nor Mr. Trump shall disclose or permit the disclosure of any information identified as confidential by either of them except (a) to the directors (or Persons in similar positions), officers, agents, employees or representatives of the Company and TER Holdings and their respective subsidiaries; (b) if required by a court of competent jurisdiction or other governmental agency or body or otherwise required by law or legal process; or (c) to the extent reasonably required to perform this Agreement.

Section 4.4. Indemnification and Insurance.

(a) The Company and TER Holdings shall jointly and severally indemnify, defend and hold harmless Mr. Trump, to the fullest extent permitted or required by the laws of the State of Delaware in effect on the date hereof or as such laws may from time to time hereafter be amended to increase the scope of such permitted indemnification, against any and all Indemnifiable Claims and Indemnifiable Losses. Each of the Company and TER Holdings acknowledges that the foregoing obligation may be broader than that now or hereafter provided by applicable law and/or its respective certificate of incorporation, bylaws, partnership agreement or other similar documents, and each of the Company and TER Holdings hereby intends that such obligation be interpreted consistently with this Section 4.4.

(b) Mr. Trump shall have the right to advancement by the Company and/or TER Holdings prior to the final disposition of any Indemnifiable Claim of any and all actual and reasonable costs and expenses (including, without limitation, any court costs and any reasonable legal, expert and consultant fees and expenses) incurred in connection with defending any actions relating to, arising out of or resulting from any Indemnifiable Claim paid or incurred by Mr. Trump, which advancements shall be promptly repaid by Mr. Trump if a court of competent jurisdiction finally determines that Mr. Trump is not entitled to indemnification hereunder. Without limiting the generality or effect of the foregoing, within five business days after any request by Mr. Trump that is accompanied by reasonable supporting documentation for any such expenses to be reimbursed or advanced, the Company and/or TER Holdings shall, in accordance with such request (but without duplication), (i) pay such expenses on behalf of Mr. Trump, (ii) advance to Mr. Trump funds in an amount sufficient to pay such expenses, or (iii) reimburse Mr. Trump for such expenses. For the avoidance of doubt, the Company’s and TER Holdings’ obligations under this Section 4.4(b) shall be joint and several.

(c) The Company shall continue to maintain in full force and effect director and officer liability insurance for the benefit of Mr. Trump consistent with its current practices. Without expanding the obligations of the Company under the immediately preceding sentence, the provisions of this Section 4.4(c) shall survive the expiration or termination of this Agreement for any reason for 10 years after such expiration or termination or such longer period as the Company maintains such insurance from time to time for the benefit of its former directors.

Section 4.5. Notices. All notices to be given hereunder shall be given in writing and shall be deemed given when delivered by messenger (including delivery by overnight express delivery services) or by first-class U.S. mail, with postage prepaid, registered or certified, and if intended for the Company or TER Holdings, delivered or addressed to the following addresses (or at such address for a party as shall be specified by like notice):

Trump Entertainment Resorts, Inc.

1000 Boardwalk at Virginia

Atlantic City, NJ 08401

Attention: Robert M. Pickus, Esq.

and if intended for Mr. Trump, delivered or addressed to:

c/o The Trump Organization

725 Fifth Avenue

New York, New York 10022

Attention:  Donald J. Trump

                   Allen Weisselberg

                   Jason D. Greenblatt, Esq.

Section 4.6. Limitations on Rights of Third Parties. Except as otherwise set forth herein, nothing in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto and their respective successors, any rights or remedies under or by reason of this Agreement or any transaction contemplated hereby.

Section 4.7. Assignments. This Agreement (other than the right of Mr. Trump to receive payments of any amounts hereunder) may not be assigned (by operation of law or otherwise) without the prior written consent of the parties hereto and any purported or attempted assignment or other transfer of rights or obligations under this Agreement without such consent shall be void and of no force or effect; provided, however, that, without delegating or otherwise relieving himself of his duties under applicable law as a director of the Company, Mr. Trump shall have the right to provide his services hereunder through a business entity 100% of the equity interests of which shall be beneficially owned by him.

Section 4.8. No Joint Venture or Business Entity. Nothing expressed or implied in this Agreement is intended or shall be construed to create or establish a joint venture, partnership or other business entity by, among or between the parties hereto.

Section 4.9. Amendments. This Agreement may not be amended, modified or altered, and no provision hereof may be waived, in any such case in whole or in part, except by a subsequent writing signed by the parties hereto; provided, however, that no amendments may be made to this Agreement without the prior approval of the Compensation Committee of the Board of Directors of the Company.

Section 4.10. Termination of Certain Agreements.

(a) Each Prior Agreement is hereby terminated and shall no longer be of any force or effect.

(b) The Contribution Agreement is hereby terminated and shall no longer be of any force or effect; provided, however, that the provisions of Section 2.1 of the Contribution Agreement shall survive such termination.

Section 4.11. Limitation on Damages. Neither party shall be liable to the other party for any consequential damages resulting from a breach of this Agreement.

Section 4.12. Limitation on Mr. Trump’s Activities. From the date hereof until May 20, 2015, Mr. Trump shall not engage in, consult for, or be employed by (whether or not for compensation), directly or through any Person controlled directly or indirectly by him (other than through the Company), any Casino and Gaming Activities; provided, however, that it shall not be a violation of this Section if Mr. Trump (or or any such Person) owns 5% or less of the outstanding equity interests or voting power of any publicly traded Person engaged, directly or indirectly, in Casino and Gaming Activities provided Mr. Trump’s (or such Person’s) ownership is passive and neither Mr. Trump nor any of his Affiliates are actively involved in the management of such Person. This Section 4.12 shall survive the termination of this Agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Services Agreement to be duly executed as of the day and year first above written.

/s/ DONALD J. TRUMP
Name:	Donald J. Trump

TRUMP ENTERTAINMENT RESORTS, INC.

By:	/s/ JOHN P. BURKE
Name:	John P. Burke
Title:	Executive Vice President and Treasurer

TRUMP ENTERTAINMENT RESORTS HOLDINGS, L.P.

By:	Trump Entertainment Resorts, Inc. its general partner

By:	/s/ JOHN P. BURKE
Name:	John P. Burke
Title:	Executive Vice President and Treasurer

ACKNOWLEDGED AND AGREED:

TRUMP ATLANTIC CITY ASSOCIATES

By:	Trump Entertainment Resorts Holdings, L.P. its general partner

By:	Trump Entertainment Resorts, Inc. its general partner

By:	/s/ JOHN P. BURKE
Name:	John P. Burke
Title:	Executive Vice President and Treasurer

EXHIBIT XX

EXECUTION VERSION

AMENDED AND RESTATED

TRADEMARK LICENSE AGREEMENT

AMENDED AND RESTATED TRADEMARK LICENSE AGREEMENT (the “Agreement”), made as of this 20th day of May, 2005 (the “Effective Date”) by and among Donald J. Trump, an individual with an address at 721 Fifth Avenue, New York, New York 10022 (“Trump”), Trump Entertainment Resorts Holdings, L.P., a Delaware limited partnership formerly known as Trump Hotels & Casino Resorts Holdings, L.P., with a principal place of business at 1000 Boardwalk at Virginia, Atlantic City, New Jersey 08401 (“Trump Holdings”) and, solely for purposes of Sections 5.3, 5.4, 9, 10.2.1 and 11 hereof, Trump Entertainment Resorts, Inc., a Delaware corporation formerly known as Trump Hotels & Casino Resorts, Inc., with a principal place of business at 1000 Boardwalk at Virginia, Atlantic City, New Jersey 08401 (“Company”) and the Trump Taj Mahal Associates, LLC, a New Jersey limited liability company, with a principal place of business at 1000 Boardwalk at Virginia, Atlantic City, New Jersey 08401, Trump Plaza Associates, LLC, a New Jersey limited liability company, with a principal place of business at the Boardwalk at Mississippi Avenue, Atlantic City, New Jersey 08401, Trump Marina Associates, LLC, a New Jersey limited liability company, with a principal place of business at Huron & Brigantine Blvd., Atlantic City, New Jersey 08401, and Trump Indiana, Inc., a Delaware corporation, with a principal place of business at One Buffington Harbor, Gary, Indiana 46401.

R E C I T A L S:

WHEREAS, Trump and Company entered into that certain Trademark License Agreement, dated as of June 12, 1995, as amended, relating to the Licensed Marks (the “Prior Agreement”), and that certain Trademark Security Agreement, dated as of June 12, 1995, as amended (the “Security Agreement”).

WHEREAS, on November 21, 2004, the Company and certain of its subsidiaries (collectively, the “Debtors”), filed voluntary petitions under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101-1330 (the “Bankruptcy Code”), in the United States Bankruptcy Court for the District of New Jersey (the “Bankruptcy Court”). The Debtors’ chapter 11 cases are being jointly administered under case numbers 04-46898 through 04-46925 (JHW);

WHEREAS, on April 5, 2005, by written order, the Bankruptcy Court confirmed the Debtors’ Second Amended Joint Plan of Reorganization, dated as of March 30, 2005 (the “Plan”);

WHEREAS, pursuant to the Plan, all executory contracts and unexpired leases of the Reorganized Debtors (as defined in the Plan) identified on the Contract/Lease Schedule (as defined in the Plan) were deemed to have been assumed by the applicable Reorganized Debtor(s) on the Effective Date (as defined in the Plan) in accordance with the provisions and requirements of Sections 365 and 1123 of the Bankruptcy Code;

WHEREAS, the Prior Agreement and the Security Agreement were listed on the Contract/Lease Schedule and, pursuant to the Plan, were assumed by the Company on the

Effective Date (as defined in the Plan) in accordance with the provisions and requirements of Sections 365 and 1123 of the Bankruptcy Code;

WHEREAS, pursuant to that certain Assignment and Assumption Agreement, dated as of May 20, 2005, Company assigned of all its rights and obligations under the Prior Agreement and the Security Agreement to Trump Holdings;

WHEREAS, Trump and Trump Holdings desire to amend and restate the Prior Agreement, as provided herein, and the Security Agreement, as provided in that certain Amended and Restated Security Agreement to be entered into by Trump and Trump Holdings on even date herewith (the “Amended Security Agreement”);

WHEREAS, by virtue of advertising, promoting, and adhering to the highest standards of service and marketing, Trump has made the names and marks “DONALD J. TRUMP,” “DONALD TRUMP,” “D. J. TRUMP” and “D. TRUMP” (collectively, the “Donald Name”), and “TRUMP” (the “Trump Name” and together with the Donald Name, the “Trump Names”) well known to the public and they enjoy among the trade and the public a superior reputation and widespread goodwill with respect to the style and quality of services and products bearing the Trump Names;

WHEREAS, Trump is the owner of all rights in the Trump Names in the United States or where Trump has registered trademarks for Casino Services and Products (as hereinafter defined) outside the United States, in each case for use in connection with Casino and Gaming Activities, and of each of the trademarks, service marks and registrations and applications listed on Schedule A annexed hereto (the Trump Names with respect to the foregoing uses, together with each of the marks, registrations and applications listed on Schedule A and, subject to Section 2.2 hereof, any derivatives thereof, shall be referred to hereinafter, collectively, as the “Licensed Marks”);

WHEREAS, the Licensed Marks are of a unique character without an equivalent substitute; and

WHEREAS, pursuant to and in accordance with the Plan and that certain Amended and Restated Investment Agreement, dated as of May 20, 2005, by and among the Company, Trump Holdings and Trump (the “Investment Agreement”), Trump has agreed to grant to Trump Holdings, and Trump Holdings desires to acquire from Trump, a perpetual, exclusive, royalty-free, worldwide license to use the Licensed Marks and Trump’s likeness in connection with Casino and Gaming Activities (as hereinafter defined), subject to the terms and conditions herein;

NOW, THEREFORE, in consideration of the mutual premises and covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree to amended and restate the Prior Agreement as follows:

1. Definitions.

1.1. “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person.

1.2. “Amended Security Agreement” shall have the meaning set forth in the Preamble.

1.3. “Casino and Gaming Activities” shall mean the business of owning, operating, managing or developing a casino or similar facility in which a principal business activity is the taking or receiving of bets or wagers upon the result of games of chance or skill, including hotel, dockside, riverboat, cruise ship, transportation, entertainment, sports, resort, bar, restaurant and retail (subject to Section 2.3 hereof) services in connection with any of the foregoing activities.

1.4. “Casino Services and Products” shall mean (i) Casino and Gaming Activities and activities, services and products conducted, provided, sold or distributed in connection therewith solely within Company Property or as set forth in Section 2.3 hereof; and (ii) advertising and promotion of the foregoing.

1.5. “Cause” shall have the meaning set forth in the Services Agreement.

1.6. “Company Property” shall mean any of (i) Trump Taj Mahal Casino Resort, (ii) Trump Plaza Hotel and Casino, (iii) Trump Marina Hotel Casino, (iv) Trump Indiana Casino Hotel, (v) Trump 29 Casino, and (vi) any casino or other gaming facility, or lodging, restaurant, entertainment or other facility for Casino and Gaming Activities at a casino or other gaming facility, in each case that Trump Holdings, Company or any of their respective Subsidiaries, owns, operates, manages or develops, it being acknowledged and agreed that, for purposes of Sections 5.3 and 5.4 hereof, any one location comprised of both (i) a casino or other gaming facility and (ii) a restaurant, entertainment or other facility for Casino and Gaming Activities at a casino or gaming facility, will be considered one Company Property.

1.7. “Compensation” shall have the meaning set forth in the Services Agreement.

1.8. “Conversion Date” shall have the meaning set forth in Section 5.2.

1.9. “Domain Names” shall mean the Internet domain names (or similar or successor address system) containing the Licensed Marks which promote Casino and Gaming Activities.

1.10. “EBITDA” shall mean, with respect to an applicable Company Property, for an applicable period, an amount equal to the sum of (i) the net income (or loss) of the Company and its consolidated Subsidiaries for such period determined in accordance with generally accepted accounting principles, consistently applied, excluding any extraordinary, unusual or non-recurring gains or losses, plus (ii) all amounts deducted in computing such net income (or loss) in respect of interest (including the imputed interest portions of rentals under capitalized leases), depreciation, amortization and taxes based upon or measured by income, plus (iii) other non-cash charges arising from market value adjustments and adjustments pertaining to contributions of deposits in each case in respect of CRDA Bonds.

1.11. “Effective Date” shall have the meaning set forth in the Preamble.

1.12. “Entity” shall mean any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, real estate investment trust, association or other entity.

1.13. “Existing Agreements” shall have the meaning set forth in Section 2.3.

1.14. “Good Reason” shall have the meaning set forth in the Services Agreement.

1.15. “Investment Agreement” shall have the meaning set forth in the Preamble.

1.16. “License” shall have the meaning set forth in Section 2.1.

1.17. “Licensed Marks” shall have the meaning set forth in the Preamble.

1.18. “Nonconforming Activities” shall have the meaning set forth in Section 4.2.

1.19. “Permanent Disability” shall have the meaning set forth in the Services Agreement.

1.20. “Permitted Transferee” shall mean (i) the spouse and descendants of Trump (including any related trusts controlled by, and established and maintained for the sole benefit of, Trump or such spouse or descendants), (ii) the estate of any of the foregoing, and (iii) any Entity of which Trump has a majority ownership interest.

1.21. “Person” shall mean any natural person or Entity.

1.22. “Prior Agreement” shall have the meaning set forth in the Preamble.

1.23. “Royalty License” shall have the meaning set forth in Section 5.1.

1.24. “Royalty Option” shall have the meaning set forth in Section 5.1.

1.25. “Security Agreement” shall have the meaning set forth in the Preamble.

1.26. “Special Committee” shall mean the committee of the Company’s Board of Directors composed of two or more directors, none of whom is an officer or employee of Company, Trump Holdings or any of their respective Affiliates, or an Affiliate of Trump or any of his Affiliates; provided, however, that a Person shall not be deemed to be such an Affiliate for purposes of this sentence solely by reason of being a member of the Company’s Board of Directors or that of any of its Subsidiaries.

1.27. “Services Agreement” shall mean that certain Services Agreement, dated as of the date hereof, as amended from time to time, entered into by and among Trump, Company and Trump Holdings.

1.28. “Subsidiary” of any Person means (i) a corporation a majority of whose voting stock is at the time, directly or indirectly, owned by such Person, by such Person and one or more Subsidiaries of such Person or by one or more Subsidiaries of such Person, (ii) any other Person (other than a corporation) in which such Person, one or more Subsidiaries of such Person, or such Person and one or more Subsidiaries of such Person, directly or indirectly, at the date of determination thereof has at least a majority ownership interest, or (iii) a partnership in which such Person or a Subsidiary of such Person is, at the time, a general partner and has a majority ownership interest.

1.29. “Termination Event” shall have the meaning set forth in Section 5.1 hereof.

1.30. “Trump Names” shall have the meaning set forth in the Preamble.

2. License.

2.1. License to Trump Holdings. Subject to the terms and conditions hereof, Trump hereby grants to Trump Holdings, and Trump Holdings hereby accepts, upon the terms and conditions set forth herein, a perpetual, exclusive (including as to Trump), royalty-free, worldwide right and license, with the right of sublicense only as provided in Section 10.2 hereof:

2.1.1 to use the Licensed Marks solely in connection with Casino Services and Products.

2.1.2 to use Trump’s likeness solely in connection with Casino Services and Products.

2.1.3 to use the Licensed Marks as Domain Names, provided that any Domain Name is used only as a URL for a website maintained by Trump Holdings or Company solely for the purposes of advertising and/or offering Casino Services and Products; provided, however, that the license grant does not include the right to use the Licensed Marks or Trump’s likeness in connection with online or Internet gaming or any form of electronic gaming activities, which activities are expressly prohibited under this Agreement (hereinafter referred to, collectively, as the “License”). Notwithstanding the foregoing, Trump and Trump Holdings agree to negotiate in good faith an agreement pursuant to which Trump shall grant to Trump Holdings the right to use the Licensed Marks in connection with online or Internet gaming activities; provided, however, that if the parties are unable to reach such agreement, neither Trump nor Trump Holdings may use the Licensed Marks and/or Trump’s likeness in connection with such activities. Nothing contained herein shall preclude Trump from entering into negotiations with third parties for the use of the Trump Names and/or Trump’s likeness in connection with online or Internet gaming activities, provided that Trump shall not enter into an agreement with any such third party in connection with such activities unless he shall have first presented such third-party’s final offer to Trump Holdings and Trump Holdings shall have failed to (i) offer the identical terms to Trump within ten (10) days after receipt of such final offer and (ii) enter into a written agreement with Trump upon such terms within thirty (30) days after receipt of such final offer.

2.2. Rights Retained by or Granted to Trump.

2.2.1 Nothing contained in this Agreement shall restrict or restrain Trump from using, registering, further licensing or otherwise exploiting (i) the Trump Names and/or his likeness in connection with services, products and activities other than Casino Services and Products, including in connection with board games and similar games for consumer use such as chess, checkers, backgammon, darts, cards, billiards, dominoes, tic tac toe, poker, Chinese checkers, cribbage, dice and marbles and (ii) marks other than the Licensed Marks, as well as terms included in the Licensed Marks that merely describe a type of product or service (i.e., hotel and marina), for any purpose. For the avoidance of doubt and by way of example only, Trump shall have the right to use, register, license or otherwise exploit the Trump Names and/or Trump’s likeness anywhere in the world, including, without limitation, in connection with hotel, dockside, riverboat, cruise ship, transportation, entertainment, sports, resort, bar, restaurant and retail store activities and services and merchandise provided or sold in connection therewith, to the extent not provided or sold in connection with any Casino and Gaming Activities. Without limiting the foregoing, Trump hereby acknowledges and agrees that such uses shall conform in all material respects to the standards of quality in existence prior to the Effective Date.

2.2.2 Trump Holdings hereby agrees that, any provision contained herein to the contrary notwithstanding, Trump may use the Licensed Marks and/or his likeness in connection with Internet websites maintained by Trump or his Affiliates, including providing a link to those of Trump Holdings’, Company’s or their respective Subsidiaries’ Internet websites operated under or in connection with the Licensed Marks, provided that (i) any such use is of a quality consistent with uses made by Trump or his Affiliates of the Licensed Marks or Trump’s likeness prior to the Effective Date and (ii) no such use disparages or otherwise suggests a negative opinion of any Company Property. If Trump Holdings reasonably determines that any website use by Trump or his Affiliates has violated the foregoing, it shall so advise Trump in a written notice indicating with reasonable specificity the basis of such determination, and Trump shall cease the violating use within five (5) business days after receipt of such notice.

2.2.3 Trump hereby acknowledges and agrees that his uses of the Licensed Marks, marks constituting the Licensed Marks and/or Trump’s likeness hereunder shall be conducted in a manner consistent with or exceeding the high reputation and importance of the Licensed Marks as of the Effective Date.

2.3. Use of the Licensed Marks in Connection with Retail Services.

2.3.1 Subject to agreements in existence as of the Effective Date to which Trump is a party relating to the Licensed Marks and/or Trump’s likeness (the “Existing Agreements”), Trump Holdings may use the Licensed Marks in connection with the operation of not more than five (5) retail stores owned by Trump Holdings; provided, however, that: (i) no such store, at the time initially opened for business, shall be located within a ten (10)-mile radius of any retail establishment other than Company Properties offering products bearing any Licensed Marks and/or Trump’s likeness; (ii) Trump Holdings shall not use the Trump Name apart from the Licensed Marks in connection with any such store (i.e., Trump Holdings may use Trump Taj Mahal or Taj Mahal, but not Trump); and (iii) no such store shall compete or conflict with the Existing Agreements. Notwithstanding clause (i) above, Trump Holdings may use the Licensed Marks in connection with the ownership and operation of retail stores located in airports within any distance from establishments offering products bearing any Licensed Marks and/or Trump’s likeness. All stores established pursuant to this Section 2.3 may only sell and offer for sale the products set forth on Schedule B hereof, which Schedule may be amended from time to time by mutual written agreement of Trump Holdings and Trump. Nothing contained in this Section 2.3 shall prevent Trump Holdings from operating any number of retail stores on Company Property.

3. Representations and Warranties.

3.1. Representations and Warranties of Trump. Trump hereby represents and warrants that:

3.1.1 Trump is authorized to enter into this Agreement, and his entry into this Agreement is not and would not, with the passage of time, be in material breach or violation of any governmental order or law or the contractual rights of any third party (by contract or otherwise);

3.1.2 The Licensed Marks constitute all of the trademarks, service marks and trade names currently owned or used by Trump or any Entity owned or controlled by Trump in connection with any Casino Services and Products which consist of or incorporate the Trump Names;

3.1.3 Trump is the owner of the Licensed Marks in the United States or where Trump has registered trademarks for Casino Services and Products outside the United States, and his rights therein are, free and clear of all liens and encumbrances and licenses to third parties (other than (i) the licenses granted pursuant to that certain Trademark Sublicense and Consent, by and among Trump, Company and Trump Holdings, dated as of July 24, 2003, in connection with that certain Bankcard Joint Marketing Agreement, by and among Trump Taj Mahal Associates and Bank One, dated as of July 24, 2003; and (ii) the security interest granted by Trump in favor of Trump Holdings pursuant to the Amended Security Agreement, including without limitation any claims arising under “community property” or similar laws;

3.1.4 To the best of Trump’s knowledge, there is no material claim, suit, action or proceeding pending or threatened against Trump or any Entity owned or controlled by Trump with respect to the validity of any of the Licensed Marks, Trump’s ownership of any of the Licensed Marks, the infringement of any of the Licensed Marks by any third party or the infringement of the rights of any third party arising out of the use of any of the Licensed Marks;

3.1.5 The Licensed Marks are valid and enforceable in the United States and, to the best of Trump’s knowledge, the Licensed Marks are valid and enforceable elsewhere in the world;

3.1.6 To the best of Trump’s knowledge, no third party owns or has asserted any rights in the Licensed Marks and, to the best of Trump’s knowledge, the Licensed Marks do not infringe any rights of any third party; and

3.1.7 To the best of Trump’s knowledge, all renewal and other maintenance fees for registrations of any of the Licensed Marks or applications therefor which have fallen due on or prior to the Effective Date have been paid.

3.2. Representations and Warranties of Trump Holdings. Trump Holdings represents and warrants that it is duly formed and validly existing under the laws of Delaware, that it is authorized to enter into this Agreement, and that its entry into this Agreement is not and would not, with the passage of time, be in breach or violation of any governmental order or law or the rights of any third party (by contract or otherwise).

4. Quality Control.

4.1. Review. In order to maintain the validity of the Licensed Marks and to protect the goodwill and integrity associated with the Licensed Marks and Trump’s likeness, Trump shall have the right to exercise quality control over the use of the Licensed Marks and Trump’s likeness in accordance with the following:

4.1.1 Trump Holdings shall not be required to submit samples for uses of the Licensed Marks and Trump’s likeness by Trump Holdings and its sublicensees made prior to the Effective Date, provided the level of quality is consistent with such prior uses (collectively, the “Prior Uses”).

4.1.2 Trump Holdings shall not be required to submit samples for uses of the Licensed Marks and Trump’s likeness by Trump Holdings and its sublicensees if such uses are substantially similar in type and quality to the Prior Uses.

4.1.3 Uses of the Licensed Marks by Trump Holdings and its sublicensees that are not substantially similar to the Prior Uses, as well as any and all new uses of Trump’s likeness, shall be at a level consistent with the standards of quality associated with the Licensed Marks and Trump’s likeness as used by Trump Holdings and its sublicensees. In adhering to these standards, Trump Holdings shall be guided by the standards of quality established for the Licensed Marks and Trump’s likeness as of the Effective Date. Upon Trump’s request, Trump Holdings shall submit for Trump’s prior approval, representative samples of proposed uses (other than Prior Uses) of the Licensed Marks by Trump Holdings and its sublicensees; provided, however, that Trump Holdings shall submit for Trump’s prior approval samples of all proposed uses of Trump’s likeness (other than Prior Uses). Trump may reject any sample if Trump reasonably believes the use thereof will harm the validity, goodwill and/or integrity of the Licensed Marks and/or Trump’s likeness. Trump shall advise Trump Holdings in writing of his approval or rejection of each such sample, stating with reasonable specificity any objections thereto, and Trump Holdings shall refrain, and cause its sublicensees to refrain, from any rejected use until Trump’s objections have been satisfied. If Trump does not send such notice within ten (10) business days following receipt of such sample, the sample shall be deemed approved. If Trump rejects a sample, Trump Holdings may modify such sample to address Trump’s written objections and, if addressed to Trump’s reasonable satisfaction, Trump shall approve the sample.

4.1.4 The parties acknowledge that due to the nature of the Casino Services and Products, any inspection of such services and products and of Trump Holdings’ and/or its sublicensees’ premises where activities relating to the Licensed Marks are conducted, such as is necessary for Trump to monitor Trump Holdings’ and its sublicensees’ compliance with the quality standards, may in certain circumstances be conducted in publicly accessible facilities and that Trump and/or his representative(s) shall be free to inspect such publicly accessible facilities or publicly available products and materials; provided, however, that Trump and/or his representative(s) shall do so in a discrete manner without materially disrupting or interfering with the normal operations of such facilities.

4.2. Misuse; Cure Provision; Termination.

4.2.1 All uses of the Licensed Marks and Trump’s likeness shall be at levels consistent with or exceeding the standards of quality associated with them as of the Effective Date or as otherwise approved by Trump in accordance with Section 4.1.3 hereof. In the event that Trump, upon review of samples submitted by Trump Holdings or inspection of the premises of Trump Holdings or its sublicensees pursuant to Section 4.1 hereof, in his reasonable business judgment, believes that Trump Holdings or its sublicensees, in their conduct of activities under the Licensed Marks, have failed to meet such quality standards, Trump shall provide Trump Holdings with written notice thereof. Such notice shall specify the activities that fail to comply with such standards (the “Nonconforming Activities”) and the manner in which such Nonconforming Activities fail to meet such standards. Trump Holdings shall cooperate with Trump to correct or cure such non-compliance within sixty (60) days from the date of Trump’s notice thereof. If after sixty (60) days from the date of notice by Trump to Trump Holdings, Trump Holdings shall have failed to correct (or to have caused its sublicensees to correct) such Nonconforming Activities, Trump’s sole and exclusive remedy shall be to maintain an action in the district court for the Southern District of New York or state court located in New York City for declaratory judgment and/or injunctive relief seeking to compel Trump Holdings to comply (or to cause its sublicensees to comply) with the quality control standards, and any such remedy shall be limited to the Licensed Marks that are the subject of the Nonconforming Activities. Trump shall not have the right to terminate this Agreement for any breach or alleged breach of the quality control standards, unless a court determines that Trump Holdings has failed to comply with a court order or injunction respecting quality standards obtained by Trump in a proceeding brought by Trump pursuant to this Section 4.2. Trump Holdings shall pay all costs and expenses incurred by Trump in maintaining an action pursuant to this Section 4.2 in the event a court determines that Trump Holdings and/or its sublicensees engaged in Nonconforming Activities and failed to correct such Nonconforming Activities within sixty (60) days from the date of notice thereof. Trump shall pay all costs and expenses incurred by Trump Holdings in the event a court determines that neither Trump Holdings nor its sublicensees engaged in Nonconforming Activities.

5. Conversion to Royalty-Bearing License.

5.1. Royalty License. In the event that: (a) the Services Agreement is terminated (i) by Company and/or Trump Holdings other than for Cause, or (ii) by Trump for Good Reason, or (b) Company and Trump Holdings are not offering terms to Trump pursuant to a services agreement at least as favorable to Trump as the Services Agreement (in either case other than as a result of Trump’s death or Permanent Disability) ((a) and (b) together, a “Termination Event”), then either of the following shall occur:

5.1.1 At the sole option of Trump Holdings (the “Royalty Option”), the License granted pursuant to Section 2.1 hereof shall convert to a royalty-bearing license as described in Sections 5.2, 5.3 and 5.4 hereof (the “Royalty License”); or

5.1.2 If Trump Holdings does not exercise the Royalty Option within fifteen (15) days after the occurrence of a Termination Event, this Agreement shall automatically terminate.

If there has occurred a termination of the Services Agreement (or Company and Trump Holdings are not offering terms to Trump pursuant to a services agreement at least as favorable to Trump as the Services Agreement) and the circumstances giving rise to such termination were caused by (i) Company and Trump Holdings terminating the Services Agreement for Cause, (ii) Trump terminating the Services Agreement other than for Good Reason, or (iii) Trump’s death or Permanent Disability, then no such royalty (or any other royalty) shall be payable to Trump pursuant to the Royalty License (i.e., such license shall be royalty-free).

5.2. Term. The term of the Royalty License pursuant to Section 5.1 shall be ten (10) years from the date of occurrence of a Termination Event (the “Conversion Date”).

5.3. Annual Royalty. Subject to the final paragraph of Section 5.1, for each Company Property that uses any Licensed Mark and/or Trump’s likeness in connection with a Company Property, including Casino Services and Products provided for or offered in connection with the Company Property (regardless of the number of Licensed Marks used, or the number of uses of Trump’s likeness made, by such Company Property), Company, Trump Holdings, such Company Property, and their respective Subsidiaries shall be jointly and severally obligated to pay to Trump, a royalty in the annual amount of: (i) $500,000 for each such Company Property that has an annual EBIDTA of at least $25 million; or (ii) $100,000 for each such Company Property that has an annual EBITDA less than $25 million; provided, however, that the aggregate royalties payable under the Royalty License with respect to all Company Properties shall in no event exceed $5 million per annum. All royalties payable under the Royalty License shall be paid quarterly in arrears, beginning on the Conversion Date. The first quarterly royalty payment hereunder shall be due and payable within thirty (30) days after the end of the quarter in which the Conversion Date occurs. The annual EBITDA shall be calculated quarterly based upon the EBITDA for the four (4) full quarters immediately preceding each payment date; provided, however, within thirty (30) days after each annual period, the EBITDA for such annual period shall be calculated and (a) if the EBITDA for any Company Property for which a $500,000 royalty was paid actually was less than $25 million, Trump shall refund $400,000 of such paid royalty to Trump Holdings, and (b) if the EBITDA for any Company Property for which a $100,000 royalty was paid actually was equal to or exceed $25 million, Trump Holdings shall pay an additional $400,000 to Trump. The royalty payment for the period (the “Initial Period”) from the Conversion Date to the end of the quarter in which the Conversion Date occurs shall be prorated based on the actual number days in the Initial Period. The royalty payments for the annual period beginning on the Conversion Date shall also be prorated based on the actual number of days in the period from the Conversion Date through the end of the first annual period. In the event that the Services Agreement shall have been terminated for any reason, the royalties payable to Trump hereunder for any such quarterly period following the Conversion Date shall be reduced by an amount equal to the amount of any Compensation payable for such period that shall have been actually paid to and received by Trump pursuant to Section 2.2(c) of the Services Agreement. If such Compensation exceeds the amount of royalties payable hereunder, the excess amount shall be credited to future royalty obligations hereunder. Without limiting or waiving any other rights of Trump hereunder, any payments that are not paid within thirty (30) days of such payment date shall bear interest from the end of such thirty-day period at the rate of ten (10%) percent per annum. If any Company Property ceases to use any Licensed Mark or Trump’s likeness in connection with such Company Property and all Casino Services and Products provided therein, then Trump shall receive a pro-rata royalty during any such 12-month period in which such Company Property used any Licensed Mark or Trump likeness.

5.4. Audit Rights. Company, Trump Holdings and their Subsidiaries shall maintain accurate records in sufficient detail to enable Trump to verify annual EBITDA of each Company Property in order to calculate royalties accrued under the Royalty License. Each of Company and Trump Holdings hereby grants Trump the right, two times per year during the term of this Agreement and for two (2) years after expiration or termination, to examine, audit and copy such records and books of account, either directly or through his representatives, upon reasonable written notice and during Company’s or Trump Holdings’ regular business hours. If any such inspection reveals, in Trump’s reasonable good faith judgment, any alleged underpayment of royalties, then Trump shall notify Company and Trump Holdings (such notice shall set forth, in reasonable detail, the calculation of such alleged underpayment of royalties and the total amount of such underpayment) and Company, Trump Holdings, and the Company Property whose use of the Licensed Marks or Trump likeness is the subject of such underpayment shall use their best efforts to resolve any such dispute with Trump. If such dispute is not resolved within fifteen (15) days after receipt of notice of such underpayment, the dispute shall be submitted to a neutral independent auditor acceptable to both parties (the “Independent Auditor”) for resolution. The Independent Auditor shall determine (and written notice shall be given to the Company, Trump Holdings and Trump) as promptly as practicable, but in any event within thirty (30) days of the date of which such dispute is referred to the Independent Auditor: (i) whether the amounts of EBITDA were prepared in accordance with the definition hereof and (ii) only with respect to the disputed items submitted to the Independent Auditor, whether and to what extent (if any) any amount of royalties payable hereunder require adjustment. The determination of the Independent Auditor shall be final, conclusive and binding on the parties, and Trump shall have the right to make and retain copies of any reports or other materials reviewed by the Independent Auditor in connection with the dispute. If any underpayment of royalties is finally determined by the Independent Auditor to be owed to Trump, then Company, Trump Holdings, any Company Property whose use of the Licensed Marks and/or Trump likeness is the subject of such underpayment, and their respective Subsidiaries shall within five (5) days after receipt of notice from the Independent Auditor that such underpayment is in fact due remit to Trump, and each shall be jointly and severally obligated to remit to Trump, the amount of such underpayment. In addition, if the amount of such underpayment of royalties is determined by the Independent Auditor to exceed five (5%) percent, then Company, Trump Holdings, such Company Property, and their respective Subsidiaries shall (i) reimburse Trump for the full cost and expense of the Independent Auditor and the inspection and (ii) pay interest on amount of such underpayment at the rate of ten (10%) per annum.

6. Duties and Covenants of Parties.

6.1. Duties and Covenants of Trump Holdings. Trump Holdings shall assume and fulfill the following obligations:

6.1.1 Trump Holdings agrees that all uses, including display, advertising and/or promotional activities relating to and/or incorporating the Licensed Marks and/or Trump’s likeness by Trump Holdings and its sublicensees shall in all respects, including as to theme, media, content, standards and policies, be conducted in a dignified manner consistent with or exceeding the high reputation and importance of the Licensed Marks and his likeness as in existence as of the Effective Date.

6.1.2 Trump Holdings shall, at its own cost and expense, procure and maintain with respect to any and all of the Licensed Marks and Trump Holdings’ and its sublicensees’ use thereof, and provide Trump with certificates of insurance delivered to 725 Fifth Avenue, 26th floor, New York, New York 10022 evidencing as a minimum the following coverage:

I.	Comprehensive General Liability Insurance, written on an occurrence basis, with limits of $1 million per occurrence and $2 million general aggregate, excluding umbrella coverage, for claims against bodily injury and property damage including loss or damage by terrorist acts. Such coverage shall include products liability and completed operations, broad form contractual (written and oral), personal injury and advertising liability, and extending the definition of bodily injury to include humiliation and harassment.

II.	Worker’s Compensation Insurance subject to the statutory limits and employer’s liability insurance with a limit of at least $500,000 per accident and per disease per employee. Professional Liability Insurance with limits of $10 million for each occurrence and $10 million general aggregate.

III.	Umbrella Liability Insurance in addition to primary coverage in an amount not less than $50 million per occurrence and $50 million aggregate on terms consistent with the Comprehensive General Liability Insurance required hereof under subsection (I) above.

IV.	All policies of insurance procured by Trump Holdings shall be issued by insurance carriers with a financial strength and claims paying ability rating of at least “A- : X” from A.M. Best Company.

V.	All policies procured by Trump Holdings shall name each of the Additional Insureds (as defined below) as additional insureds and shall be entitled to recover for any loss or damage occasioned to it, its agents, employees and contractors by reason of negligence. The term “Additional Insureds” shall mean Donald J. Trump and all other Trump Names and any designees of Donald J. Trump, The Trump Organization and each of their respective officers, agents, directors, employees, servants, partners and members. Additionally, all policies shall contain a waiver of subrogation against Trump and the Additional Insureds.

VI.	All policies of insurance must remain in force and may not be cancelled for non-payment of premium or allowed to lapse except after thirty days’ prior notice from the insurance company to Trump Holdings and consequently replaced without any lapses in coverage, with the required minimum insurance coverage as required hereof in this Section of the Agreement. Trump Holdings shall be solely responsible for the payment of all premiums and Trump shall have no obligations for the payment thereof notwithstanding that Trump is named as an additional insured.

6.1.3 Trump Holdings shall not violate in any material respect any applicable laws, regulations, orders, and other governmental and regulatory requirements relating to the advertising, promotion, and operation of Trump Holdings.

6.1.4 Trump Holdings agrees, upon the reasonable written request of Trump and at Trump’s sole expense, to execute additional documents or instruments deemed necessary or appropriate, in the reasonable judgment of Trump, to confirm the License and Royalty License contemplated herein or record this Agreement.

6.1.5 Trump Holdings shall not, subject to the terms of the Amended Security Agreement (i) challenge Trump’s present and/or future use of the Licensed Marks to the extent such use is made pursuant to rights expressly retained by Trump hereunder, except as provided hereunder; (ii) contest the fact that Trump Holdings’ rights under this Agreement are solely those of a licensee and will terminate as provided herein; (iii) represent in any manner that it has any title or right to the ownership, registration, and/or use of the Licensed Marks or Trump’s likeness, in any manner, except as set forth in this Agreement; (iv) challenge the License and Royalty License (if applicable) granted hereunder or the legality of the terms hereof; (v) challenge Trump’s ownership of the Licensed Marks; or (vi) engage in any activity which could reasonably, in Trump

Holdings’ reasonable business judgment, be expected to harm the reputation of the Licensed Marks.

6.1.6 Trump Holdings acknowledges and agrees that nothing contained in this Agreement and/or anything contemplated hereunder shall be construed to confer upon Trump Holdings any right to have the Licensed Marks registered in the name of Trump Holdings, unless authorized by Trump, which authorization shall be deemed granted if, with respect to any country in which Trump Holdings has requested Trump to register any of the Licensed Marks other than the Trump Names pursuant to Section 6.2.3 hereof (assuming compliance by Trump Holdings with the terms of Section 6.2.3), Trump fails to take such actions as are necessary to apply for registration within thirty (30) days from Trump Holdings’ written request that Trump obtain registration of such Licensed Mark. Trump Holdings further acknowledges and agrees that nothing contained herein shall be construed to vest in Trump Holdings any right of ownership in or to the Licensed Marks, and other than as provided herein or in the Amended Security Agreement, Trump Holdings shall not, directly or indirectly, register or cause to be registered in any country or governmental subdivision, any trademark, service mark or trade name consisting of, related to, and/or constituting a colorable imitation of the Licensed Marks. Notwithstanding the foregoing, Trump Holdings may, at its sole expense and upon written notice to Trump within sixty (60) days thereafter, register any Domain Name as an Internet domain name (or similar or successor address), but not as a trademark or service mark. Upon termination or expiration of this Agreement, Trump Holdings hereby agrees to allow any such registration for the Domain Name to lapse or, at the request of Trump, to cancel or assign to Trump any such registration without payment.

6.1.7 Trump Holdings agrees and undertakes to use the Licensed Marks only in accordance with all requirements of all governmental authorities, foreign or domestic, having jurisdiction over Trump Holdings or the use by Trump Holdings of the Licensed Marks.

6.1.8 Trump Holdings agrees that, in using the Licensed Marks, it will (if Trump shall request) add the designation ®, “SM”, or “TM”, or other registration or trademark or service mark notice, and (if Trump shall reasonably request in conformance with industry practice) a statement that the Licensed Marks are trademarks or service marks of Trump licensed by Trump for use by Trump Holdings.

6.2. Duties and Covenants of Trump.

6.2.1 Trump agrees that he: (i) shall not challenge the License and Royalty License (if applicable) granted hereunder or the legality of the terms hereof and (ii) shall not violate in any material respect any applicable laws, regulations, orders, and other governmental and regulatory requirements relating to the advertising, promotion, and operation of Trump Holdings.

6.2.2 Trump agrees, upon the reasonable written request of Trump Holdings and at Trump Holding’s sole expense, to execute additional documents or instruments deemed necessary or appropriate, in the reasonable judgment of Trump Holdings, to confirm the License and Royalty License contemplated herein or record this Agreement.

6.2.3 Trump hereby agrees, upon the reasonable, written request of Trump Holdings and at Trump Holdings’ sole expense, to promptly execute all documents or instruments deemed reasonably necessary by Trump Holdings to permit Trump Holdings to (i) secure registrations (and all renewals thereof) and applications for registration of the Licensed Marks (other than the Trump Names) in Trump’s name and (ii) file applications for registration of the Licensed Marks (other than the Trump Names) in Trump’s name anywhere in the world, and Trump Holdings shall have the right to secure and maintain such applications or registrations or file such applications in Trump’s name anywhere in the world at Trump Holdings’ expense; provided that Trump Holdings, in the prosecution of such applications or registrations, shall not agree to any disclaimer of the Trump Names or other limitation with respect to the Licensed Marks nor shall Trump Holdings enter into any agreement regarding the Licensed Marks (other than the Trump Names) without Trump’s prior written consent, which consent shall not be unreasonably withheld or delayed. Trump Holdings shall provide copies of all such filings and related documents to Trump.

6.2.4 Except as otherwise set forth in this Agreement, as of the Effective Date, Trump shall immediately cease use of the Licensed Marks and all use of his likeness in connection with any and all Casino Services and Products, other than (i) in connection with his service to, or other retention with, Trump Holdings, Company and/or their respective Subsidiaries or (ii) uses of his likeness for purposes other than the advertising or other promotion of Casino Services and Products. Trump agrees not to interfere with Trump Holdings’ use of the Licensed Marks and/or Trump’s likeness in accordance with the terms of this Agreement.

7. Protection of Licensed Marks.

7.1. Notification of Unauthorized Use of Licensed Marks. In the event that Trump Holdings shall become aware of any unauthorized use or infringement of any of the Licensed Marks or Trump’s likeness by any third party or any act of unfair competition by any third party relating to any of the Licensed Marks or Trump’ likeness, Trump Holdings shall promptly notify Trump of such unauthorized use, act of unfair competition or infringement. In the event that Trump shall become aware of any unauthorized use or infringement of any of the Licensed Marks or Trump’s likeness by any third party or any act of unfair competition by any third party relating to any of the Licensed Marks or Trump’s likeness, Trump shall promptly notify Trump Holdings of such unauthorized use, act of unfair competition or infringement.

7.2. Suits Related to Licensed Marks.

7.2.1 Trump Holdings, at its sole cost and expense, may institute and prosecute infringement actions or similar proceedings with respect to the unauthorized use or infringement of any of the Licensed Marks or Trump’s likeness by any third party or any act of unfair competition by any third party relating to any of the Licensed Marks or Trump’s likeness. In such event, Trump shall fully cooperate with Trump Holdings, at Trump Holdings’ sole cost and expense, in the prosecution of such actions and shall, if requested by Trump Holdings, and at Trump Holdings’ sole cost and expense, join with Trump Holdings as a party to any action brought by Trump Holdings for such purpose. Any recovery as a result of any such infringement or other action instituted by Trump Holdings with respect to the unauthorized use or infringement of any of the Licensed Marks or Trump’s likeness by any third party or any act of unfair competition by any third party relating to any of the Licensed Marks or Trump’s likeness, shall belong solely to Trump Holdings, except that Trump shall have the right to recover from such third party losses and damages suffered as a direct consequence of such infringement or other action. Should Trump Holdings fail to take action within ninety (90) days of receiving notice thereof (or otherwise notifies Trump of its intent not to take action), Trump may, at Trump’s expense, bring such action or proceeding and shall be entitled to any recovery therefrom.

7.2.2 In the event of the institution of any infringement action by a third party against Trump Holdings or any of its sublicensees for use of any of the Licensed Marks or Trump’s likeness in accordance with the provisions of this Agreement, Trump Holdings shall promptly notify Trump of such action in writing. Trump shall cooperate in such defense as reasonably requested by Trump Holdings, at Trump Holdings’ expense. Any settlement of such suit shall be subject to Trump’s approval, such approval not unreasonably to be withheld. If within such time as the situation may allow, Trump Holdings shall request Trump to consent to the proposed settlement, and Trump shall neglect or decline to do so, Trump shall, at Trump Holdings’ sole option and upon notice by Trump Holdings, immediately undertake to continue the defense at his sole expense. In the event Trump fails so to assume the defense, if so requested, Trump Holdings shall have the right to settle such matter upon terms Trump Holdings reasonably believes advisable or in Trump Holdings’ reasonable business discretion to continue the defense thereof.

7.3. Trump’s Duty to Indemnify Trump Holdings.

7.3.1 Trump hereby agrees to indemnify Trump Holdings and its Affiliates and their respective officers, agents and employees, and to hold each of them harmless from and against any damages, liability, cost, claim, fee, obligation or expense, including reasonable attorneys’ fees and expenses incurred in defense of any of the foregoing (“Losses”), in connection with any claim that the use by Trump Holdings of the Licensed Marks and/or Trump’s likeness in accordance with the terms of this Agreement infringes the intellectual property rights of any third party, provided, however, that the obligation to indemnify and hold harmless hereunder shall not include any Losses suffered by Trump Holdings arising out of the negligence, bad faith or willful misconduct of Trump Holdings.

7.3.2 Trump shall indemnify, defend, and hold Trump Holdings, its Affiliates and their respective officers, directors and employees harmless from and against any Losses arising out of Trump’s breach of any representation, warranty, obligation, covenant or other provision of this Agreement.

7.4. Trump Holdings’ Duty to Indemnify Trump.

7.4.1 Trump Holdings hereby agrees to indemnify and hold Trump, his Affiliates and their respective officers, agents and employees, and to hold each of them harmless from and against any Losses arising out of or in connection with any Nonconforming Activities or use of the Licensed Marks and/or Trump’s likeness, or any activities relating to use of the Licensed Marks and/or Trump’s likeness and/or conducted on Company Property bearing the Trump Name or other Licensed Mark; provided, however, that the obligation to indemnify and hold harmless hereunder shall not include any Losses suffered by Trump arising out of the negligence, bad faith or willful misconduct of Trump.

7.4.2 Trump Holdings shall indemnify, defend and hold harmless Trump, his Affiliates and their respective officers, and directors and employees from and against any and all Losses arising out of Trump Holdings’ breach of any representation, warranty, obligation, covenant or other provision of this Agreement.

8. Termination

8.1. Termination. Except as set forth in Sections 4.2 and 5.1 hereof, Trump may not terminate this Agreement except with Trump Holdings’ prior written consent. Trump Holdings may terminate this Agreement if Trump commits a material breach of this Agreement and fails to cure such breach within thirty (30) days after receipt of written notice thereof.

8.2. Rights Upon Termination. Upon the termination of this Agreement in accordance herewith, neither Trump Holdings nor its Subsidiaries, sublicensees, successors or assigns shall have any right to exploit or in any way use the Licensed Marks or Trump’s likeness. Within six (6) months after any such termination, Trump Holdings shall discontinue, and shall cause its sublicensees to discontinue, all use of the Licensed Marks (and any variation or simulation thereof, and any mark or marks confusingly similar thereto) and Trump’s likeness. Notwithstanding the foregoing, if termination shall be due to the occurrence of a Termination Event and failure of Trump Holdings to exercise the Royalty Option as provided in Section 5.1 hereof, Trump Holdings and its sublicensees shall discontinue all use of the Licensed Marks and Trump’s likeness within sixty (60) days after termination; provided, however, that if discontinuing any specific use of the Licensed Marks requires construction or other significant structural alteration (e.g., removal of Licensed Marks from building facing) and such alteration cannot be completed within such sixty (60)-day period, Trump Holdings and its sublicensees shall discontinue such use as soon as reasonably possible but in no event later than one hundred twenty (120) days after termination. Trump Holdings and its sublicensees thereafter shall have no right to make any use whatsoever of the Licensed Marks and/or Trump’s likeness, including the Domain Names.

9. Survival of Certain Terms Upon Termination. Notwithstanding the termination of this Agreement, Trump Holdings, until such time as it and its sublicensees discontinue all use of the Licensed Marks, and Trump, until such time as Trump Holdings and its sublicensees shall, pursuant to the terms hereof, be required to discontinue all use of the Licensed Marks, shall be obligated to comply with the provisions of Sections 4.1, 4.2, 5.3, 5.4, 6 and 7.1 hereof, applicable to the parties, respectively. The termination of this Agreement for any reason whatsoever shall not relieve (i) Company or Trump Holdings, as applicable, of any of its rights or obligations pursuant to Sections 3.2, 5.3, 5.4, 6.1.2, 7.4, 8, and 9 hereof; (ii) Trump of any of his rights or obligations pursuant to Sections 3.1, 7.3, and 9 hereof; and (iii) any party of its respective obligations, if any, arising prior to the termination of this Agreement or during the time periods described in Section 8.2 hereof. For the avoidance of doubt, Trump Holdings, Company, the applicable Company Property, and their respective Subsidiaries shall continue to be jointly and severally obligated to make royalty payments to Trump as described in Section 5.3 hereof for use of the Licensed Marks and/or Trump’s likeness after termination of the Royalty License.

10. Assignments and Sublicenses.

10.1. Assignment by Trump. Trump may not assign any of his rights or obligations under this Agreement or in and to the Licensed Marks without the prior written consent of the Special Committee; provided, however, that nothing herein shall prohibit Trump from: (i) assigning his rights and obligations under this Agreement or the Licensed Marks to a Permitted Transferee who agrees to be bound by the terms and conditions herein; or (ii) assigning his right to receive royalty payments under Sections 5.3 and 5.4 hereof to any third party.

10.2. Assignment and Sublicense Trump Holdings. Except as otherwise provided in any agreement or instrument to which Trump and Trump Holdings are parties, without the prior written consent of Trump, in his sole and absolute discretion, Trump Holdings may not assign, sublicense or pledge any of its rights under this Agreement, except:

10.2.1 Trump Holdings may, in its sole discretion, sublicense its rights relating to the Licensed Marks under this Agreement to: (i) Company and/or any Subsidiary of Trump Holdings and (ii) Persons providing Casino Services and Products on Company Property, provided in each case that such sublicensee agrees in writing to be bound by all of the terms and conditions of this Agreement, with said sublicense terminating if and when such sublicensee no longer qualifies for a sublicense under this Section; or

10.2.2 Trump Holdings may assign its rights under this Agreement to a successor to all or substantially all of its business which agrees in writing to be bound by all of the terms and conditions hereof.

10.3. No permitted assignment, sublicense or pledge by Trump Holdings or Trump of any of its rights under this Agreement shall relieve or release Trump Holdings or Trump from any of its obligations hereunder arising or accruing before or after such assignment or sublicense.

11. Miscellaneous.

11.1. Amendments; Extension; Waiver. Subject to compliance with applicable law, this Agreement may not be amended, altered or modified except by written instrument executed by Trump and Trump Holdings. Failure of a party to enforce any one or more of the provisions of this Agreement, or to exercise any option or other right hereunder, or to require, at any time, performance of any of the obligations hereof, shall not be construed to be a waiver of such provisions by such party, shall not affect, in any way, the validity of this Agreement or such party’s right thereafter to enforce each and every provision of this Agreement, and shall not preclude such party from taking any other action, at any time, which it is legally entitled to take.

11.2. Entire Agreement. This Agreement (including the Schedules and Attachments referred to herein) constitutes the entire agreement of the parties hereto, except as provided herein, and supersedes the Prior Agreement and all prior agreements and understandings, written and oral, among the parties with respect to the subject matter hereof.

11.3. Relationship of the Parties. This Agreement shall not be construed to constitute a joint venture between Trump and Trump Holdings, and does not constitute Trump Holdings as the agent or legal representative of Trump. Neither Trump Holdings nor Trump shall have any right or authority to assume or create any obligation or responsibility, express or implied, on behalf of or in the name of the other, or to bind the other in any manner.

11.4. Rights Upon Default. In the event that Trump Holdings or Trump shall default in its performance of any of the terms and provisions hereof, or shall breach or violate any of its respective covenants contained in this Agreement, the other party shall be entitled to exercise any right or remedy available to it either at law or in equity, subject to any express limitations contained herein. Such rights and remedies shall include, but shall not be limited to, termination of this Agreement (only pursuant to Sections 4.2, 5.1 and 8.1), damages and/or injunctive relief provided, however, that neither party shall be liable to the other party for any consequential damages resulting from a breach hereof. The exercise of any right or remedy available to Trump or Trump Holdings shall not preclude the concurrent or subsequent exercise by such party of any other right or remedy, and all rights and remedies shall be cumulative.

11.5. Interpretation. When a reference is made in this Agreement to Sections or Schedules, such reference shall be to a Section or Schedule to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

11.6. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

11.7. Other Rights. Nothing herein shall affect the rights and remedies provided under the Investment Agreement.

11.8. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if (a) delivered in person, (b) transmitted by telecopy (with confirmation), (c) mailed by certified or registered mail (return receipt requested) or (d) delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice)

If to Trump Holdings:	c/o Trump Entertainment Resorts, Inc.
1000 Boardwalk at Virginia
Atlantic City, New Jersey 08401
Telecopy: (212) 688-0397
Attention: Chief Executive Officer

If to Trump:	c/o The Trump Organization
725 Fifth Avenue
New York, New York 10022
Telecopy: (212) 755-3230
Attention: Donald J. Trump
Allen Weisselberg
Michelle L. Lokey, Esq.

11.9. Binding Effect; Persons Benefiting. This Agreement shall inure to the benefit of and be binding upon the parties hereto and the respective successors and assigns of the parties and such persons. Nothing in this Agreement is intended or shall be construed to confer upon any entity or person other than the parties hereto and their respective successors and permitted assigns any right, remedy or claim under or by reason of this Agreement or any part hereof.

11.10. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same agreement, it being understood that all of the parties need not sign the same counterpart.

11.11. Governing Law. THIS AGREEMENT, THE LEGAL RELATIONS BETWEEN THE PARTIES AND THE ADJUDICATION AND THE ENFORCEMENT THEREOF, SHALL BE GOVERNED BY AND INTERPRETED AND CONSTRUED IN ACCORDANCE WITH THE SUBSTANTIVE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO APPLICABLE CONFLICT OF LAW, EXCEPT THAT ANY QUESTIONS GOVERNED BY THE TRADEMARK STATUTES OF THE UNITED STATES OF AMERICA SHALL BE GOVERNED BY AND DETERMINED PURSUANT TO AND/OR UNDER SUCH STATUTES.

11.12. Convenience of Forum; Consent to Jurisdiction. The parties to this Agreement, acting for themselves and for their respective successors and assigns, without regard to domicile, citizenship or residence, hereby expressly and irrevocably elect as the sole judicial forum for the adjudication of any matters arising under or in connection with this Agreement, and consent and subject themselves to the jurisdiction of, the courts of the State of New York and federal court located in New York, in respect of any matter arising under this Agreement.

Service of process, notices and demands of such courts may be made upon any party to this Agreement by personal service at any place where it may be found or giving notice to such party as provided in Section 11.7 hereof.

11.13. Injunctive Relief. Trump Holdings acknowledges that Trump would be irreparably harmed and there would be no adequate remedy at law for Trump Holdings’ violation of any covenants or agreements contained in this Agreement. Trump Holdings accordingly agrees that, in addition to any other remedies available to Trump upon Trump Holdings’ breach of such covenants and agreements under this Agreement, Trump shall have the right to obtain injunctive relief to restrain any breach or threatened breach of such covenants or agreements or otherwise to obtain specific performance of any such covenants or agreement.

[remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Amended and Restated Trademark License Agreement to be executed as of the date first above written.

/s/ DONALD J. TRUMP
Name:	Donald J. Trump

TRUMP ENTERTAINMENT RESORTS HOLDINGS, L.P.

By:	Trump Entertainment Resorts, Inc. its general partner

By:	/s/ JOHN P. BURKE
Name:	John P. Burke
Title:	Executive Vice President and Treasurer

Trump Entertainment Resorts, Inc., Trump Taj Majal Associates, LLC, Trump Plaza Associates, LLC, Trump Marina Associates, LLC, and Trump Indiana, Inc. are signatories hereof pursuant to the terms and conditions of Section 10.2.1 of this Agreement and Trump Holdings is hereby sublicensing to each of the aforementioned Subsidiaries its rights relating to those Licensed Marks used by such Subsidiary in its operations. Each such Subsidiary agrees to be bound by all of the terms and conditions of this Agreement as set forth in Section 10.2.1 hereof.

TRUMP ENTERTAINMENT RESORTS, INC. [FOR PURPOSES OF SECTIONS 5.3, 5.4, 9, 10.2.1 AND 11]

By:	/s/ JOHN P. BURKE
Name:	John P. Burke
Title:	Executive Vice President and Treasurer

TRUMP TAJ MAHAL ASSOCIATES, LLC [FOR PURPOSES OF SECTIONS 5.3, 5.4, 9, 10.2.1 AND 11]

By:	Trump Entertainment Resorts Holdings, L.P. its sole member

By:	Trump Entertainment Resorts, Inc. its general partner

By:	/s/ JOHN P. BURKE
Name:	John P. Burke
Title:	Executive Vice President and Treasurer

[ signature page to Amended and Restated Trademark License Agreement ]

TRUMP PLAZA ASSOCIATES, LLC [FOR PURPOSES OF SECTIONS 5.3, 5.4, 9, 10.2.1 AND 11]

By:	Trump Entertainment Resorts Holdings, L.P. its sole member

By:	Trump Entertainment Resorts, Inc. its general partner

By:	/s/ JOHN P. BURKE
Name:	John P. Burke
Title:	Executive Vice President and Treasurer

TRUMP MARINA ASSOCIATES, LLC [FOR PURPOSES OF SECTIONS 5.3, 5.4, 9, 10.2.1 AND 11]

By:	Trump Entertainment Resorts Holdings, L.P. its sole member

By:	Trump Entertainment Resorts, Inc. its general partner

By:	/s/ JOHN P. BURKE
Name:	John P. Burke
Title:	Executive Vice President and Treasurer

TRUMP INDIANA, INC. [FOR PURPOSES OF SECTIONS 5.3, 5.4, 9, 10.2.1 AND 11]

By:	/s/ JOHN P. BURKE
Name:	John P. Burke
Title:	Executive Vice President and Treasurer

[ signature page to Amended and Restated Trademark License Agreement ]

Schedule A

LICENSED MARKS

U.S. Registrations

Mark	Reg. Date	Reg. No.	Goods/Services
TRUMP PLAZA	10/30/90	1,620,477	Casino services; hotel, bar and restaurant services
TRUMP TAJ MAHAL CASINO-RESORT	3/8/94	1,825,666	See Attachment A hereto
TRUMP TAJ MAHAL CASINO RESORT	3/2/93	1,755,971	Casino services; hotel services
TRUMP TAJ MAHAL CASINO RESORT AND DESIGN	1/26/93	1,749,119	Casino services; hotel services
TRUMP CASTLE	10/3/89	1,559,355	Hotel services
TRUMP CASTLE	9/19/89	1,557,303	Entertainment services, namely providing casino services
TRUMP CARD	12/19/00	2,414,739	Customer recognition program in the nature of an incentive card for use in hotel, casino and resort facilities
TRUMP MARINA and Design	4/3/01	2,441,215	Casino services; hotel services
TRUMP CASINO and Design	11/4/97	2,110,542	Casino services
TRUMP WORLD’S FAIR	6/30/98	2,168,809	Casino services
TRUMP 29	10/5/04	2,890,910	Casino services
TRUMP MARINA HOTEL CASINO and Design	10/12/04	2,892,467	Casino services; hotel services

Foreign Registrations

Mark	Reg. Date	Reg. No.	Goods/Services
TRUMP (UK)	7/26/02	2293320	See Attachment B hereto

Attachment A

Goods/Services for Registration No. 1,825,666: (Int. Cl. 8) Spoons; (Int. Cl. 9) Sunglasses, Signal Bells, and Magnets; (Int. Cl. 14) Jewelry; (Int. Cl. 16) Adhesive Backed. Note Paper Pads, Playing Cards, Posters, Pencils, Ball Point Pens, and Stationery; (Int. Cl. 18) Umbrellas, Luggage, Hip Packs, Tote Bags and Carry-on Bags; (Int. Cl. 20) Non-Metallic Money Clips, Plastic Key Chains, and Ornamental Novelty Pins; (Int. Cl. 21) Mugs, Beer Steins, and Glasses for Drinking Liquor; (Int. Cl. 24) Towels; (Int. Cl. 25) Clothing; namely, T-Shirts, Jackets, Sweatshirts, Sweatpants, Sweaters, Hats, Visors, Socks, Boxer Shorts, Robes, Shorts, Golf Shirts, Night Shirts, and Beach Cover-ups; (Int. C1. 28) Plush Toys, Board, Card and Parlor Games, Dice, and Gaming Equipment; namely, Gaming Wheels; (Int. Cl. 34) Ash Trays and Cigarette Lighters.

Attachment B

Goods/Services for UK Registration No. 2293320: (Int. Cl. 41) Gambling and casino services and the provision of casino facilities; other entertainment services including the organization and presentation of theatrical, musical, cultural and recreational events; (Int. Cl. 43) hotels and accommodation services; hotel and accommodation reservations; restaurants, coffee shops, bistros and bars; catering, function and conference services and the provision of function and conference facilities.

Schedule B

AIRPORT PRODUCTS

Apparel

Tee shirts	Bathing Suits
Sweatshirts	Sweat Pants
Sweat Suits	Shorts
Jackets (Seasonal)	Hats
Wind Shirts	Night Shirts
Robes	Socks
Sun Dresses	Denim Shirts
Cover ups
2 piece women’s/children’s casual and active wear sets (not golf apparel)

Sundries

Shampoo

Conditioner

Bath Gel

Hand and body lotion of the type sold at health clubs/spas and sundry stores

Cigarette/Cigar lighters

Cigars

Giftware

Glassware	Golf Balls	Bottled Water
Shot/Wine Glasses	Beach Towels	Shopping Bag
Rock Glasses	Sunglasses	Jewelry
Coffee	Lanyards	Watches
Beer Stein	Slippers	Desk Accessories
Plates	Blankets	Paper Weights
Travel Mugs	Candy / Snacks	Picture Frames
Clocks	Luggage Tags	Umbrellas
Ornaments (seasonal)	Water Bottles	Casino Games
Magnets	Sports Bottles	Video Games
Spoons	Leather Accessories	Pictures
Plush Stuffed Animals	Huggies (Beverage cooler)	Snow Globes
Tote Bags	Pens	Chachkes
Luggage	Post Cards
Key Chains	Stationery

EXHIBIT XXI

THIS WARRANT AND THE WARRANT SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, NOR REGISTERED OR QUALIFIED UNDER ANY STATE SECURITIES LAWS, AND MAY NOT BE PLEDGED, HYPOTHECATED, SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS SO REGISTERED OR AN EXEMPTION THEREFROM IS AVAILABLE.

WARRANT TO PURCHASE COMMON STOCK

OF TRUMP ENTERTAINMENT RESORTS, INC.

THIS CERTIFIES THAT, for value received, TRUMP ENTERTAINMENT RESORTS, INC., a Delaware corporation formerly known as Trump Hotels & Casino Resorts, Inc. (the “Company”), promises to issue to Donald J. Trump, the holder of this Warrant, its nominees, successors or assigns (the “Holder”), 1,217,933 nonassessable shares of Common Stock, par value $0.001 per share, of the Company (“Common Stock”), upon the payment by the Holder to the Company of the Warrant Price (as defined herein) and to deliver to the Holder a certificate or certificates representing the Common Stock purchased. The number of shares of Common Stock purchasable upon exercise of this Warrant and the Warrant Price shall be subject to adjustment from time to time as provided herein. The initial warrant price per share of Common Stock shall be equal to $14.60 per share (the “Warrant Price”), subject to adjustment as provided herein.

For the purpose of this Warrant, the term “Common Stock” shall mean (i) the class of stock designated as the Common Stock of the Company at the date of this Warrant, or (ii) any other class or classes of stock resulting from successive changes or reclassifications of such class of stock, and the term “Business Day” shall mean any day other than a Saturday or Sunday or a day on which commercial banks in New York, New York are required or authorized to be closed.

Section 1. Term of Warrant, Exercise of Warrant. (a) Subject to the terms of this Warrant, the Holder shall have the right, at its option, which may be exercised in whole or in part, at any time, and from time to time, commencing at the time of the issuance of this Warrant and until 5:00 p.m. Eastern Time on May 20, 2006 to purchase from the Company the number of fully paid and nonassessable shares of Common Stock which the Holder may at the time be entitled to purchase on exercise of this Warrant (the “Warrant Shares”). Notwithstanding the foregoing, if the Holder shall have given the Company written notice of its intention to exercise this Warrant on or before 5:00 p.m. Eastern Time on May 20, 2006, the Holder may exercise this Warrant at any time through (and including) the next Business Day following the date that all applicable required regulatory holding periods have expired and all applicable required governmental approvals have been obtained in connection with such exercise of this Warrant by the Holder, if such Business Day is later than on May 20, 2006 (May 20, 2006 or such later date being herein referred to as the “Warrant Expiration Date”). After the Warrant Expiration Date, this Warrant will be void.

(b) The purchase rights evidenced by this Warrant shall be exercised by the Holder surrendering this Warrant, with the form of Exhibit A hereof duly executed by the Holder, to the Warrant Agent (as defined in that certain New Class 11 Class A Warrant Agreement, dated as of May 20, 2005 (as amended from time to time, the “Class A Warrant Agreement”), by and between the Company and the Warrant Agent identified therein) in accordance with Section 4.1 of the Class A Warrant Agreement, accompanied by the payment in lawful money of the United States of America of an amount (the “Exercise Payment”) equal to the Warrant Price, multiplied by the number of Warrant Shares being purchased pursuant to such exercise. The Company shall cause the Exercise Payment to be administered by the Warrant Agent in accordance with Sections 4.5 and 4.6 of the Class A Warrant Agreement.

(c) Upon any exercise of this Warrant, the Company shall cause the Warrant Agent to issue and cause to be delivered with all reasonable dispatch, but in any event within three Business Days, to or upon the written order of the Holder and, subject to Section 3, in such name or names as the Holder may designate, a certificate or certificates for the number of full Warrant Shares issuable upon such exercise together with such other property, including cash, which may be deliverable upon such exercise. If fewer than all of the Warrant Shares represented by this Warrant are purchased, at the Company’s expense, the Company shall issue (or cause the Warrant Agent to issue on the Company’s behalf) to the Holder a new Warrant of the same tenor as this Warrant evidencing the Warrant Shares not purchased hereunder, together with the issue of the certificates representing the Warrant Shares then being purchased. All Warrant Certificates surrendered upon exercise of Warrants shall be canceled by the Company (or the Warrant Agent).

Section 2. Warrant Register, Registration of Transfers.

Section 2.1. Warrant Register. The Company shall keep at its office in Atlantic City, New Jersey (or, in the event the Company’s principal office is no longer in Atlantic City, New Jersey, its then principal office (the “Principal Office”)), a register in which the Company shall record the name and address of the Holder from time to time and all transfers and exchanges of this Warrant (the “Warrant Register”). The Company shall give the Holder prior written notice of any change of the address at which the Warrant Register is kept.

Section 2.2. Registration of Transfers, Exchanges or Assignment of Warrants. The Holder shall be entitled to assign its interest in this Warrant in whole or in part to any person upon surrender thereof accompanied by a written instrument or instruments of transfer in the form of Exhibit B hereof duly executed by the Holder. This Warrant may also be exchanged or combined with warrants of like tenor at the option of the Holder for another Warrant or Warrants of like tenor and representing in the aggregate the right to purchase a like number of Warrant Shares upon presentation thereof to the Company at its Principal Office (or the Warrant Agent) together with a written notice signed by the Holder specifying the denominations in which the new Warrant is or the new Warrants are to be issued.

Upon surrender for transfer or exchange of this Warrant to the Company at its Principal Office (or the Warrant Agent) for transfer or exchange, in accordance with this Section 2, the Company (or the Warrant Agent) shall, without charge (subject to Section 3), execute and deliver a new Warrant or Warrants of like tenor and of a like aggregate amount of Warrant Shares in the name of the assignee named in such instrument of assignment and, if the Holder’s entire interest is not being assigned, in the name of the Holder with respect to that portion not transferred, and this Warrant shall promptly be canceled.

Section 3. Payment of Taxes. The Company shall pay all documentary stamp taxes, if any, attributable to the initial issuance of any Warrant Shares upon the exercise of this Warrant.

Section 4. Certain Covenants.

Section 4.1. Reservation of Warrant Shares. There have been reserved and the Company shall at all times keep reserved, out of its authorized but unissued Common Stock, free from any preemptive rights, rights of first refusal or other restrictions (other than pursuant to the Securities Act of 1933, as amended (the “Act”)) a number of shares of Common Stock sufficient to provide for the exercise of the rights of purchase represented by this Warrant. The transfer agent, if any, for the Common Stock, and every subsequent transfer agent for any shares of its Common Stock issuable upon the exercise of any of the rights of purchase as set out in this Warrant, shall be irrevocably authorized and directed at all times to reserve such number of authorized shares as shall be requisite for such purpose.

Section 4.2. No Impairment. The Company shall not by any action including, without limitation, amending its Restated Certificate of Incorporation, any reorganization, transfer of assets, consolidation, merger, dissolution or issue or sale of securities, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but shall at all times in good faith assist in the carrying out of all such terms and in the taking of all such action, as may be necessary or appropriate to protect the rights of the Holder against impairment. Without limiting the generality of the foregoing, the Company shall take all such action as may be necessary or appropriate so that the Company may validly issue fully paid and nonassessable shares of Common Stock upon the exercise of this Warrant at the then Warrant Price therefor.

Section 4.3. Notice of Certain Corporate Action. In case the Company shall propose (a) to offer to the holders of its Common Stock rights to subscribe for or to purchase any shares of Common Stock or shares of stock of any class or any other securities, rights or options, or (b) to effect any reclassification of its Common Stock (other than a reclassification involving only the subdivision, or combination, of outstanding shares of Common Stock), or (c) to effect any capital reorganization, or (d) to effect any consolidation, merger or sale, transfer or other disposition of all or substantially all of its property, assets or business, or (e) to effect the liquidation, dissolution or winding up of the Company, or (f) to offer to the holders of its Common Stock the right to have their shares of Common Stock repurchased or redeemed or otherwise acquired by the Company, or (g) to take any other action which would require the adjustment of the Warrant Price and/or the number of Warrant Shares issuable upon exercise of this Warrant, then in each such case (but without limiting the provisions of Section 5), the Company shall give to the Holder, a notice of such proposed action, which shall specify the date on which a record is to be taken for purposes of such dividend, distribution of offer of rights, or the date on which such reclassification, reorganization, consolidation, merger, sale, transfer, disposition, liquidation, dissolution, or winding up is to take place and the date of participation therein by the holders of Common Stock, if any such date is to be fixed and shall also set forth such facts with respect thereto as shall be reasonably necessary to indicate the effect of such action on the Common Stock. Such notice shall be so given at least 10 Business Days prior to the record date for determining holders of the Common Stock for purposes of participating in or voting on such action, or at least 10 Business Days prior to the date of the taking of such proposed action or the date of participation therein by the holders of Common Stock, whichever shall be the earlier.

Such notice shall specify, in the case of any subscription or repurchase rights, the date on which the holders of Common Stock shall be entitled thereto, or the date on which the holders of Common Stock shall be entitled to exchange their Common Stock for securities or other property deliverable upon any reorganization, reclassification, consolidation, merger, sale or other action, as the case may be. Such notice shall also state whether the action in question or the record date is subject to the effectiveness of a registration statement under the Act or to a favorable vote of security holders, if either is required, and the adjustment in Warrant Price and/or number of Warrant Shares issuable upon exercise of this Warrant as a result of such reorganization, reclassification, consolidation, merger, sale or other action.

Section 5. Adjustment of Warrant Price.

Section 5.1. Subdivision or Combination of Stock. In case the Company shall at any time (a) issue a dividend payable in Common Stock or Convertible Securities or any rights to subscribe for or to purchase, or any options for the purchase of, Common Stock or Convertible Securities or (b) subdivide its outstanding shares of Common Stock into a greater number of shares or combine its outstanding shares of Common Stock into a smaller number of shares, the Warrant Price in effect immediately prior to such subdivision or combination shall be adjusted to an amount that bears the same relationship to the Warrant Price in effect immediately prior to such action as the total amount of shares of Common Stock outstanding immediately prior to such action bears to the total number of shares of Common Stock outstanding immediately after such action, and the number of shares of Common Stock purchasable upon the exercise of any Warrant shall be that number of shares of Common Stock obtained by multiplying the number of shares of Common Stock purchasable immediately prior to such adjustment upon the exercise of such Warrant by the Warrant Price in effect immediately prior to such adjustment and dividing the product so obtained by the Warrant Price in effect after such adjustment.

Section 5.2. Reorganization, Reclassification, Consolidation, Merger or Sale. (a) If any capital reorganization or reclassification of the capital stock of the Company, or any consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets to another corporation shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or assets with respect to or in exchange for Common Stock, then, as a condition of such reorganization, reclassification, consolidation, exercise, merger or sale, lawful and adequate provision shall be made whereby the Holder shall thereafter have the right to receive upon the basis and upon the terms and conditions specified herein and in lieu of the shares of Common Stock immediately theretofore receivable upon the exercise of this Warrant, the amount of shares of stock, securities or assets (including cash) as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of Warrant Shares for which this Warrant could have been exercised immediately prior to such reorganization, reclassification, consolidation, merger or sale, and in any such case appropriate provision shall be made with respect to the rights and interests of such Holder to the end that the provisions hereof shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities or assets (including cash) thereafter deliverable upon the exercise of this Warrant. The Company will not effect any consolidation, merger or sale, unless prior to the consummation thereof the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume, by written instrument executed and mailed or delivered to the Holder at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets (including cash) as, in accordance with the foregoing provisions, the Holder may be entitled to receive.

(b) Notwithstanding the foregoing:

(i) In the event of a merger or consolidation of the Company in which the consideration otherwise receivable in such merger or consolidation by the Holder upon exercise of the Warrant consists of anything other than cash or securities of an issuer whose equity securities are registered under the Securities Exchange Act of 1934, as amended (the “1934 Act”), the Holder shall be entitled to receive, upon exercise hereof, the consideration the Holder would be entitled to receive pursuant to Section 5.2(a).

(ii) In the event of a merger or consolidation of the Company in which the consideration otherwise receivable in such merger or consolidation by the Holder upon exercise of the Warrant consists solely of securities of an issuer whose equity securities are registered under the 1934 Act (a “Public Issuer”), this Warrant may, at the option of the corporation surviving the merger or consolidation, be converted into either the right to receive an amount in cash equal to the number of Warrant Shares for which the Warrant is then being exercised, multiplied by the Market Price of a share of Common Stock (the “Cash Value”) or a warrant to acquire Common Stock of the Public Issuer. In the event the corporation surviving the merger or consolidation elects to convert this Warrant into the right to acquire Common Stock of the Public Issuer, the Warrant Price in effect immediately following such merger or consolidation shall equal the Warrant Price in effect immediately prior to such merger or consolidation, multiplied by a fraction, the numerator of which shall be the Market Price of a share of Common Stock of the Public Issuer and the denominator of which shall be the Market Price of a share of Common Stock of the Company, and the number of shares of Common Stock of the Public Company for which this Warrant shall be exercisable shall equal the number of Warrant Shares represented by this Warrant immediately prior to such merger or consolidation, multiplied by a fraction, the numerator of which shall equal the Market Price of a share of the Company and the denominator of which shall equal the Market Price of a share of the Public Issuer.

Section 5.3. No Adjustment for Exercise of Certain Options, Warrants, Etc. The provisions of this Section 5 shall not apply to any Common Stock issued, issuable or deemed outstanding under Sections 5.1 to 5.2 inclusive: (i) to any person pursuant to any stock option, stock purchase or similar plan or arrangement for the benefit of employees, consultants or directors of the Company or its subsidiaries in effect on the date of issuance hereof or (ii) pursuant to options, warrants and conversion rights in existence on the date of issuance hereof.

Section 5.4. Fractional Shares. The Warrant Agent shall not issue fractions of shares of Common Stock upon exercise of this Warrant or scrip in lieu thereof. If any fraction of a share of Common Stock would, except for the provisions of this Section 5.4, be issuable upon exercise of this Warrant, the Company shall (or shall cause the Warrant Agent to), in lieu thereof, pay to the person entitled thereto an amount in cash equal to the current value of such fraction, calculated to the nearest one-hundredth (1/100) of a share, to be computed on the basis of the Fair Market Value for a share of Common Stock as of the date of exercise. The term “Fair Market Value” shall mean the closing price of a share of Common Stock or other security on the date of the issuance or sale on the principal national securities exchange on which the Common Stock is listed or admitted to trading or, if the Common Stock or such other security is not listed or admitted to trading on any national securities exchange, the average of the reported bid and asked prices on the date of the issuance or sale on the Nasdaq National Market or, if the Common Stock or such other security is not listed on the Nasdaq National Market, in the over-the-counter market or, if the Common Stock or such other security is not publicly traded, the Fair Market Value for such day shall be the fair market value thereof determined jointly by the Company and the Holder; provided, however, that if such parties are unable to reach agreement within five Business Days of the date of issuance or sale. Fair Market Value shall be determined in good faith by an independent investment banking firm selected jointly by the Company and the Holder or, if that selection cannot be made within 15 days, by an independent investment banking firm selected by the American Arbitration Association in accordance with its rules. All fees and expenses of such independent investment banking firm that are incurred in connection with the determination of Fair Market Value shall be borne equally by the Company and the Holder. Notwithstanding the foregoing, in the event of issuances of Common Stock in settlement of obligations of the Company, including without limitation the settlement of any pending action, suit or proceeding, the determination of Fair Market Value shall be made as of the date of the applicable settlement agreement and not the date of issuance as long as the relevant issuance occurs within 30 days of the date of such agreement. In the event the issuance occurs more than 30 days after the date of such agreement, Fair Market Value shall be determined as of the date of such issuance.

Section 5.5. Notice of Adjustment. Upon any adjustment of the Warrant Price, and from time to time upon the request of the Holder, the Company shall furnish to the Holder a notice setting forth the amount of the Warrant Price resulting from such adjustment or otherwise in effect and the number of Warrant Shares then available for purchase under this Warrant, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

Section 5.6. Certain Events. If any event occurs as to which, in the good faith judgment of the Board of Directors of the Company the other provisions of this Section 5 are not strictly applicable or if strictly applicable would not fairly protect the exercise rights of the Holder in accordance with the essential intent and principles of such provisions, then the Board of Directors of the Company in the good faith, reasonable exercise of its business judgment shall make an adjustment in the application of such provisions, in accordance with such essential intent and principles so as to protect such exercise rights as aforesaid.

Section 6. No Rights as a Stockholder; Notice to Holder. Nothing contained in this Warrant shall be construed as conferring upon the Holder the right to vote or to consent or to receive notice as a stockholder in respect of any meeting of stockholders for the election of directors of the Company or any other matter, or any rights whatsoever as a stockholder of the Company.

Section 7. Replacement of Warrant. Upon receipt of evidence reasonably satisfactory to the Company (or the Warrant Agent in accordance with Article XII of the Class A Warrant Agreement) of the loss, theft, destruction or mutilation of this Warrant and (in the case of loss, theft or destruction) upon delivery of an indemnity agreement in an amount reasonably satisfactory to it, or (in the case of mutilation) upon surrender and cancellation thereof, the Company will (or will cause the Warrant Agent to, in accordance with Article XII of the Class A Warrant Agreement) issue, in lieu thereof, a new Warrant of like tenor.

Section 8. Notices. All notices and other written communications provided for hereunder shall be given in writing and delivered in person or sent by overnight delivery service (with charges prepaid) or by facsimile transmission, if the original of such facsimile transmission is sent by overnight delivery service (with charges prepaid) by the next succeeding Business Day and (a) if to the Holder addressed to it at the address or fax number specified for such Holder in the Warrant Register or at such other address or fax number as the Holder shall have specified to the Company in writing in accordance with this Section 8, and (b) if to the Company, addressed to it at 725 Fifth Avenue, 15th Floor, New York, NY 10022, Attention: General Counsel, Fax No: (212) 688-0397 or at such other address or fax number as the Company shall have specified to the Holder in writing in accordance with this Section 8. Notice given in accordance with this Section 8 shall be effective upon the earlier of the date of delivery or the second Business Day at the place of delivery after dispatch.

Section 9. Applicable Law. This Warrant shall be governed by and construed in accordance with the laws of the State of New York without giving effect to principles of conflict of laws.

Section 10. Captions. The captions of the Sections and subsections of this Warrant have been inserted for convenience only and shall have no substantive effect.

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IN WITNESS WHEREOF, the undersigned has executed this Warrant as of the 20th day of May, 2005.

TRUMP ENTERTAINMENT RESORTS, INC.

By:	/s/ JOHN P. BURKE
Name:	John P. Burke
Title:	Executive Vice President and Treasurer

Attest:	/s/ ROBERT PICKUS
Secretary

EXHIBIT A

[To be signed only upon exercise of Warrant]

To Trump Entertainment Resorts, Inc.:

The undersigned, the holder of the within Warrant (the “Holder”), hereby irrevocably elects to exercise the purchase right represented by such Warrant for, and to purchase thereunder, [            ] shares of Common Stock of Trump Entertainment Resorts, Inc. and herewith [makes payment of $[            ] therefor in full payment of the Exercise Payment][tenders securities having a Market Price of $[            ] in full payment of the Exercise Payment ] or [elects to receive a payment equal to the difference between (i) the Market Price (as defined in the Warrant), multiplied by [                ] (the number of Warrant Shares as to which the payment is being elected) and (ii) [                    ], which is the exercise price with respect to such Warrant Shares, in full payment of the Exercise Payment, payable by the Company to the Holder only in shares of Common Stock valued at the Market Price in accordance with the terms of the Warrant], and requests that the certificates for such shares be issued in the name of, and be delivered to [                ], whose address is [                    ].

Dated:

(Signature must conform in all respects to name of Holder as specified on the face of the Warrant)

Address

EXHIBIT B

[To be signed only upon transfer of Warrant]

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto [                            ] the right represented by the within Warrant to purchase [                    ] shares of the Common Stock of Trump Entertainment Resorts, Inc. to which the within Warrant relates, and appoints [            ] attorney to transfer said right on the books of Trump Entertainment Resorts, Inc. with full power of substitution in the premises.

Dated:

(Signature must conform in all respects to name of Holder as specified on the face of the Warrant)

Address

In the presence of:

EXHIBIT XXII

THIS WARRANT AND THE WARRANT SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, NOR REGISTERED OR QUALIFIED UNDER ANY STATE SECURITIES LAWS, AND MAY NOT BE PLEDGED, HYPOTHECATED, SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS SO REGISTERED OR AN EXEMPTION THEREFROM IS AVAILABLE.

WARRANT TO PURCHASE COMMON STOCK

OF TRUMP ENTERTAINMENT RESORTS, INC.

THIS CERTIFIES THAT, for value received, TRUMP ENTERTAINMENT RESORTS, INC., a Delaware corporation formerly known as Trump Hotels & Casino Resorts, Inc. (the “Company”), promises to issue to Donald J. Trump, the holder of this Warrant, its nominees, successors or assigns (the “Holder”), 1,446,706 nonassessable shares of Common Stock, par value $0.001 per share, of the Company (“Common Stock”), upon the payment by the Holder to the Company of the Warrant Price (as defined herein) and to deliver to the Holder a certificate or certificates representing the Common Stock purchased. The number of shares of Common Stock purchasable upon exercise of this Warrant and the Warrant Price shall be subject to adjustment from time to time as provided herein. The initial warrant price per share of Common Stock shall be equal to $21.90 per share (the “Warrant Price”), subject to adjustment as provided herein.

For the purpose of this Warrant, the term “Common Stock” shall mean (i) the class of stock designated as the Common Stock of the Company at the date of this Warrant, or (ii) any other class or classes of stock resulting from successive changes or reclassifications of such class of stock, and the term “Business Day” shall mean any day other than a Saturday or Sunday or a day on which commercial banks in New York, New York are required or authorized to be closed.

Section 1. Term of Warrant, Exercise of Warrant. (a) Subject to the terms of this Warrant, the Holder shall have the right, at its option, which may be exercised in whole or in part, at any time, and from time to time, commencing at the time of the issuance of this Warrant and until 5:00 p.m. Eastern Time on May 20, 2015 to purchase from the Company the number of fully paid and nonassessable shares of Common Stock which the Holder may at the time be entitled to purchase on exercise of this Warrant (the “Warrant Shares”). Notwithstanding the foregoing, if the Holder shall have given the Company written notice of its intention to exercise this Warrant on or before 5:00 p.m. Eastern Time on May 20, 2015, the Holder may exercise this Warrant at any time through (and including) the next Business Day following the date that all applicable required regulatory holding periods have expired and all applicable required governmental approvals have been obtained in connection with such exercise of this Warrant by the Holder, if such Business Day is later than on May 20, 2015 (May 20, 2015 or such later date being herein referred to as the “Warrant Expiration Date”). After the Warrant Expiration Date, this Warrant will be void.

(b) The purchase rights evidenced by this Warrant shall be exercised by the Holder surrendering this Warrant, with the form of Exhibit A hereof duly executed by the Holder, to the Company at its office in Atlantic City, New Jersey (or, in the event the Company’s principal office is no longer in Atlantic City, New Jersey, its then principal office (the “Principal Office”)), accompanied by the payment of an amount (the “Exercise Payment”) equal to the Warrant Price, multiplied by the number of Warrant Shares being purchased pursuant to such exercise, payable as follows: (i) by payment to the Company in cash, by certified or official bank check, or by wire transfer of the Exercise Payment, (ii) by surrender to the Company for cancellation of securities of the Company having a Market Price (as hereinafter defined) on the date of exercise equal to the Exercise Payment; or (iii) by a combination of the methods described in clauses (i) and (ii) above. In lieu of exercising the Warrant, the Holder may elect to receive a payment equal to the difference between (A) the Market Price on the date of exercise, multiplied by the number of Warrant Shares as to which the payment is then being elected and (B) the exercise price with respect to such Warrant Shares, payable by the Company to the Holder only in shares of Common Stock valued at the Market Price on the date of exercise. For purposes hereof, the term “Market Price” shall mean, with respect to any day, the average closing price of a share of Common Stock or other security for the 15 consecutive trading days preceding such day on the principal national securities exchange on which the shares of Common Stock or securities are listed or admitted to trading or, if not listed or admitted to trading on any national securities exchange, the average of the reported bid and asked prices during such 15 trading day period on the Nasdaq National Market or, if the shares are not listed on the Nasdaq National Market, in the over-the-counter market or, if the shares of Common Stock or securities are not publicly traded, the Market Price for such day shall be the fair market value thereof determined jointly by the Company and the Holder; provided, however, that if such parties are unable to reach agreement within a reasonable period of time, the Market Price shall be determined in good faith by an independent investment banking firm selected jointly by the Company and the Holder or, if that selection cannot be made within 15 days, by an independent investment banking firm selected by the American Arbitration Association in accordance with its rules. All fees and expenses of such independent investment banking firm that are incurred in connection with the determination of Market Price shall be borne equally by the Company and the Holder.

(c) Upon any exercise of this Warrant, the Company shall issue and cause to be delivered with all reasonable dispatch, but in any event within three Business Days, to or upon the written order of the Holder and, subject to Section 3, in such name or names as the Holder may designate, a certificate or certificates for the number of full Warrant Shares issuable upon such exercise together with such other property, including cash, which may be deliverable upon such exercise. If fewer than all of the Warrant Shares represented by this Warrant are purchased, a new Warrant of the same tenor as this Warrant, evidencing the Warrant Shares not purchased will be issued and delivered by the Company at the Company’s expense, to the Holder together with the issue of the certificates representing the Warrant Shares then being purchased. All Warrant Certificates surrendered upon exercise of Warrants shall be canceled by the Company.

Section 2. Warrant Register, Registration of Transfers.

Section 2.1. Warrant Register. The Company shall keep at its Principal Office, a register in which the Company shall record the name and address of the Holder from time to time and all transfers and exchanges of this Warrant (the “Warrant Register”). The Company shall give the Holder prior written notice of any change of the address at which the Warrant Register is kept.

Section 2.2. Registration of Transfers, Exchanges or Assignment of Warrants. The Holder shall be entitled to assign its interest in this Warrant in whole or in part to any person upon surrender thereof accompanied by a written instrument or instruments of transfer in the form of Exhibit B hereof duly executed by the Holder. This Warrant may also be exchanged or combined with warrants of like tenor at the option of the Holder for another Warrant or Warrants of like tenor and representing in the aggregate the right to purchase a like number of Warrant Shares upon presentation thereof to the Company at its Principal Office together with a written notice signed by the Holder specifying the denominations in which the new Warrant is or the new Warrants are to be issued.

Upon surrender for transfer or exchange of this Warrant to the Company at its Principal Office for transfer or exchange, in accordance with this Section 2, the Company shall, without charge (subject to Section 3), execute and deliver a new Warrant or Warrants of like tenor and of a like aggregate amount of Warrant Shares in the name of the assignee named in such instrument of assignment and, if the Holder’s entire interest is not being assigned, in the name of the Holder with respect to that portion not transferred, and this Warrant shall promptly be canceled.

Section 3. Payment of Taxes. The Company shall pay all documentary stamp taxes, if any, attributable to the initial issuance of any Warrant Shares upon the exercise of this Warrant.

Section 4. Certain Covenants.

Section 4.1. Reservation of Warrant Shares. There have been reserved and the Company shall at all times keep reserved, out of its authorized but unissued Common Stock, free from any preemptive rights, rights of first refusal or other restrictions (other than pursuant to the Securities Act of 1933, as amended (the “Act”)) a number of shares of Common Stock sufficient to provide for the exercise of the rights of purchase represented by this Warrant. The transfer agent, if any, for the Common Stock, and every subsequent transfer agent for any shares of its Common Stock issuable upon the exercise of any of the rights of purchase as set out in this Warrant, shall be irrevocably authorized and directed at all times to reserve such number of authorized shares as shall be requisite for such purpose.

Section 4.2. No Impairment. The Company shall not by any action including, without limitation, amending its Restated Certificate of Incorporation, any reorganization, transfer of assets, consolidation, merger, dissolution or issue or sale of securities, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but shall at all times in good faith assist in the carrying out of all such terms and in the taking of all such action, as may be necessary or appropriate to protect the rights of the Holder against impairment. Without limiting the generality of the foregoing, the Company shall take all such action as may be necessary or appropriate so that the Company may validly issue fully paid and nonassessable shares of Common Stock upon the exercise of this Warrant at the then Warrant Price therefor.

Section 4.3. Notice of Certain Corporate Action. In case the Company shall propose (a) to offer to the holders of its Common Stock rights to subscribe for or to purchase any shares of Common Stock or shares of stock of any class or any other securities, rights or options, or (b) to effect any reclassification of its Common Stock (other than a reclassification involving only the subdivision, or combination, of outstanding shares of Common Stock), or (c) to effect any capital reorganization, or (d) to effect any consolidation, merger or sale, transfer or other disposition of all or substantially all of its property, assets or business, or (e) to effect the liquidation, dissolution or winding up of the Company, or (f) to offer to the holders of its Common Stock the right to have their shares of Common Stock repurchased or redeemed or otherwise acquired by the Company, or (g) to take any other action which would require the adjustment of the Warrant Price and/or the number of Warrant Shares issuable upon exercise of this Warrant, then in each such case (but without limiting the provisions of Section 5), the Company shall give to the Holder, a notice of such proposed action, which shall specify the date on which a record is to be taken for purposes of such dividend, distribution of offer of rights, or the date on which such reclassification, reorganization, consolidation, merger, sale, transfer, disposition, liquidation, dissolution, or winding up is to take place and the date of participation therein by the holders of Common Stock, if any such date is to be fixed and shall also set forth such facts with respect thereto as shall be reasonably necessary to indicate the effect of such action on the Common Stock. Such notice shall be so given at least 10 Business Days prior to the record date for determining holders of the Common Stock for purposes of participating in or voting on such action, or at least 10 Business Days prior to the date of the taking of such proposed action or the date of participation therein by the holders of Common Stock, whichever shall be the earlier. Such notice shall specify, in the case of any subscription or repurchase rights, the date on which the holders of Common Stock shall be entitled thereto, or the date on which the holders of Common Stock shall be entitled to exchange their Common Stock for securities or other property deliverable upon any reorganization, reclassification, consolidation, merger, sale or other action, as the case may be. Such notice shall also state whether the action in question or the record date is subject to the effectiveness of a registration statement under the Act or to a favorable vote of security holders, if either is required, and the adjustment in Warrant Price and/or number of Warrant Shares issuable upon exercise of this Warrant as a result of such reorganization, reclassification, consolidation, merger, sale or other action.

Section 5. Adjustment of Warrant Price.

Section 5.1. Subdivision or Combination of Stock. In case the Company shall at any time (a) issue a dividend payable in Common Stock or Convertible Securities or any rights to subscribe for or to purchase, or any options for the purchase of, Common Stock or Convertible Securities or (b) subdivide its outstanding shares of Common Stock into a greater number of shares or combine its outstanding shares of Common Stock into a smaller number of shares, the Warrant Price in effect immediately prior to such subdivision or combination shall be adjusted to an amount that bears the same relationship to the Warrant Price in effect immediately prior to such action as the total amount of shares of Common Stock outstanding immediately prior to such action bears to the total number of shares of Common Stock outstanding immediately after such action, and the number of shares of Common Stock purchasable upon the exercise of any Warrant shall be that number of shares of Common Stock obtained by multiplying the number of shares of Common Stock purchasable immediately prior to such adjustment upon the exercise of such Warrant by the Warrant Price in effect immediately prior to such adjustment and dividing the product so obtained by the Warrant Price in effect after such adjustment.

Section 5.2. Reorganization, Reclassification, Consolidation, Merger or Sale. (a) If any capital reorganization or reclassification of the capital stock of the Company, or any consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets to another corporation shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or assets with respect to or in exchange for Common Stock, then, as a condition of such reorganization, reclassification, consolidation, exercise, merger or sale, lawful and adequate provision shall be made whereby the Holder shall thereafter have the right to receive upon the basis and upon the terms and conditions specified herein and in lieu of the shares of Common Stock immediately theretofore receivable upon the exercise of this Warrant, the amount of shares of stock, securities or assets (including cash) as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of Warrant Shares for which this Warrant could have been exercised immediately prior to such reorganization, reclassification, consolidation, merger or sale, and in any such case appropriate provision shall be made with respect to the rights and interests of such Holder to the end that the provisions hereof shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities or assets (including cash) thereafter deliverable upon the exercise of this Warrant. The Company will not effect any consolidation, merger or sale, unless prior to the consummation thereof the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume, by written instrument executed and mailed or delivered to the Holder at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets (including cash) as, in accordance with the foregoing provisions, the Holder may be entitled to receive.

(b) Notwithstanding the foregoing:

(i) In the event of a merger or consolidation of the Company in which the consideration otherwise receivable in such merger or consolidation by the Holder upon exercise of the Warrant consists of anything other than cash or securities of an issuer whose equity securities are registered under the Securities Exchange Act of 1934, as amended (the “1934 Act”), the Holder shall be entitled to receive, upon exercise hereof, the consideration the Holder would be entitled to receive pursuant to Section 5.2(a).

(ii) In the event of a merger or consolidation of the Company in which the consideration otherwise receivable in such merger or consolidation by the Holder upon exercise of the Warrant consists solely of securities of an issuer whose equity securities are registered under the 1934 Act (a “Public Issuer”), this Warrant may, at the option of the corporation surviving the merger or consolidation, be converted into either the right to receive an amount in cash equal to the number of Warrant Shares for which the Warrant is then being exercised, multiplied by the Market Price of a share of Common Stock (the “Cash Value”) or a warrant to acquire Common Stock of the Public Issuer. In the event the corporation surviving the merger or consolidation elects to convert this Warrant into the right to acquire Common Stock of the Public Issuer, the Warrant Price in effect immediately following such merger or consolidation shall equal the Warrant Price in effect immediately prior to such merger or consolidation, multiplied by a fraction, the numerator of which shall be the Market Price of a share of Common Stock of the Public Issuer and the denominator of which shall be the Market Price of a share of Common Stock of the Company, and the number of shares of Common Stock of the Public Company for which this Warrant shall be exercisable shall equal the number of Warrant Shares represented by this Warrant immediately prior to such merger or consolidation, multiplied by a fraction, the numerator of which shall equal the Market Price of a share of the Company and the denominator of which shall equal the Market Price of a share of the Public Issuer.

Section 5.3. No Adjustment for Exercise of Certain Options, Warrants, Etc. The provisions of this Section 5 shall not apply to any Common Stock issued, issuable or deemed outstanding under Sections 5.1 to 5.2 inclusive: (i) to any person pursuant to any stock option, stock purchase or similar plan or arrangement for the benefit of employees, consultants or directors of the Company or its subsidiaries in effect on the date of issuance hereof or (ii) pursuant to options, warrants and conversion rights in existence on the date of issuance hereof.

Section 5.4. Fractional Shares. The Company shall not issue fractions of shares of Common Stock upon exercise of this Warrant or scrip in lieu thereof. If any fraction of a share of Common Stock would, except for the provisions of this Section 5.4, be issuable upon exercise of this Warrant, the Company shall in lieu thereof pay to the person entitled thereto an amount in cash equal to the current value of such fraction, calculated to the nearest one-hundredth (1/100) of a share, to be computed on the basis of the Fair Market Value for a share of Common Stock as of the date of exercise. The term “Fair Market Value” shall mean the closing price of a share of Common Stock or other security on the date of the issuance or sale on the principal national securities exchange on which the Common Stock is listed or admitted to trading or, if the Common Stock or such other security is not listed or admitted to trading on any national securities exchange, the average of the reported bid and asked prices on the date of the issuance or sale on the Nasdaq National Market or, if the Common Stock or such other security is not listed on the Nasdaq National Market, in the over-the-counter market or, if the Common Stock or such other security is not publicly traded, the Fair Market Value for such day shall be the fair market value thereof determined jointly by the Company and the Holder; provided, however, that if such parties are unable to reach agreement within five Business Days of the date of issuance or sale. Fair Market Value shall be determined in good faith by an independent investment banking firm selected jointly by the Company and the Holder or, if that selection cannot be made within 15 days, by an independent investment banking firm selected by the American Arbitration Association in accordance with its rules. All fees and expenses of such independent investment banking firm that are incurred in connection with the determination of Fair Market Value shall be borne equally by the Company and the Holder. Notwithstanding the foregoing, in the event of issuances of Common Stock in settlement of obligations of the Company, including without limitation the settlement of any pending action, suit or proceeding, the determination of Fair Market Value shall be made as of the date of the applicable settlement agreement and not the date of issuance as long as the relevant issuance occurs within 30 days of the date of such agreement. In the event the issuance occurs more than 30 days after the date of such agreement, Fair Market Value shall be determined as of the date of such issuance.

Section 5.5. Notice of Adjustment. Upon any adjustment of the Warrant Price, and from time to time upon the request of the Holder, the Company shall furnish to the Holder a notice setting forth the amount of the Warrant Price resulting from such adjustment or otherwise in effect and the number of Warrant Shares then available for purchase under this Warrant, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

Section 5.6. Certain Events. If any event occurs as to which, in the good faith judgment of the Board of Directors of the Company the other provisions of this Section 5 are not strictly applicable or if strictly applicable would not fairly protect the exercise rights of the Holder in accordance with the essential intent and principles of such provisions, then the Board of Directors of the Company in the good faith, reasonable exercise of its business judgment shall make an adjustment in the application of such provisions, in accordance with such essential intent and principles so as to protect such exercise rights as aforesaid.

Section 6. No Rights as a Stockholder; Notice to Holder. Nothing contained in this Warrant shall be construed as conferring upon the Holder the right to vote or to consent or to receive notice as a stockholder in respect of any meeting of stockholders for the election of directors of the Company or any other matter, or any rights whatsoever as a stockholder of the Company.

Section 7. Replacement of Warrant. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and (in the case of loss, theft or destruction) upon delivery of an indemnity agreement in an amount reasonably satisfactory to it, or (in the case of mutilation) upon surrender and cancellation thereof, the Company will issue, in lieu thereof, a new Warrant of like tenor.

Section 8. Notices. All notices and other written communications provided for hereunder shall be given in writing and delivered in person or sent by overnight delivery service (with charges prepaid) or by facsimile transmission, if the original of such facsimile transmission is sent by overnight delivery service (with charges prepaid) by the next succeeding Business Day and (a) if to the Holder addressed to it at the address or fax number specified for such Holder in the Warrant Register or at such other address or fax number as the Holder shall have specified to the Company in writing in accordance with this Section 8, and (b) if to the Company, addressed to it at 725 Fifth Avenue, 15th Floor, New York, NY 10022, Attention: General Counsel, Fax No: (212) 688-0397 or at such other address or fax number as the Company shall have specified to the Holder in writing in accordance with this Section 8. Notice given in accordance with this Section 8 shall be effective upon the earlier of the date of delivery or the second Business Day at the place of delivery after dispatch.

Section 9. Applicable Law. This Warrant shall be governed by and construed in accordance with the laws of the State of New York without giving effect to principles of conflict of laws.

Section 10. Captions. The captions of the Sections and subsections of this Warrant have been inserted for convenience only and shall have no substantive effect.

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IN WITNESS WHEREOF, the undersigned has executed this Warrant as of the 20th day of May, 2005.

TRUMP ENTERTAINMENT RESORTS, INC.

By:	/s/ JOHN P. BURKE
Name:	John P. Burke
Title:	Executive Vice President and Treasurer

Attest:	/s/ ROBERT PICKUS
Secretary

EXHIBIT A

[To be signed only upon exercise of Warrant]

To Trump Entertainment Resorts, Inc.:

The undersigned, the holder of the within Warrant (the “Holder”), hereby irrevocably elects to exercise the purchase right represented by such Warrant for, and to purchase thereunder, [            ] shares of Common Stock of Trump Entertainment Resorts, Inc. and herewith [makes payment of $[            ] therefor in full payment of the Exercise Payment][tenders securities having a Market Price of $[            ] in full payment of the Exercise Payment ] or [elects to receive a payment equal to the difference between (i) the Market Price (as defined in the Warrant), multiplied by [            ] (the number of Warrant Shares as to which the payment is being elected) and (ii) [            ], which is the exercise price with respect to such Warrant Shares, in full payment of the Exercise Payment, payable by the Company to the Holder only in shares of Common Stock valued at the Market Price in accordance with the terms of the Warrant], and requests that the certificates for such shares be issued in the name of, and be delivered to [            ], whose address is [            ].

Dated:

(Signature must conform in all respects to name of Holder as specified on the face of the Warrant)

Address

EXHIBIT B

[To be signed only upon transfer of Warrant]

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto [                                ] the right represented by the within Warrant to purchase [            ] shares of the Common Stock of Trump Entertainment Resorts, Inc. to which the within Warrant relates, and appoints [            ] attorney to transfer said right on the books of Trump Entertainment Resorts, Inc. with full power of substitution in the premises.

Dated:

(Signature must conform in all respects to name of Holder as specified on the face of the Warrant)

Address

In the presence of:

EXHIBIT XXIII

EXECUTION VERSION

THIRD AMENDED AND RESTATED

EXCHANGE AND REGISTRATION RIGHTS AGREEMENT

THIRD AMENDED AND RESTATED EXCHANGE AND REGISTRATION RIGHTS AGREEMENT, dated as of May 20, 2005 by and among Trump Entertainment Resorts, Inc. (formerly Trump Hotels & Casino Resorts, Inc.), a Delaware corporation (the “Company”), Trump Entertainment Resorts Holdings, L.P. (formerly Trump Hotels & Casino Resorts Holdings, L.P.), a Delaware limited partnership (the “Partnership”), Donald J. Trump (“Trump”) and Trump Casinos, Inc., a New Jersey corporation wholly owned by Trump (“TCI”).

WHEREAS, the Company and Trump entered into that certain Exchange and Registration Rights Agreement (the “Initial Agreement”), dated as of June 12, 1995, relating to the exchange of limited partnership interests in the Partnership for shares of Common Stock (as defined below) of the Company and registration rights with respect thereto;

WHEREAS, in connection with the acquisition by the Partnership of Trump Taj Mahal Associates and the other transactions related thereto, the Company, Trump and TCI entered into that certain Amended and Restated Exchange and Registration Rights Agreement, dated as of April 17, 1996 (the “First Amended Agreement”), relating to the exchange of limited partnership interests in the Partnership issued in such transaction for shares of Common Stock and registration rights with respect thereto, which First Amended Agreement amended and restated the Initial Agreement in its entirety;

WHEREAS, in connection with the acquisition by the Partnership of all of the equity interests of Trump’s Castle Associates, L.P. and the other transactions related thereto, the Company, Trump, TCI and Trump Casinos II, Inc. (“TCI-II”) entered into that certain Second Amended and Restated Exchange and Registration Rights Agreement, dated as of October 7, 1996 (the “Second Amended Agreement”), relating to the exchange of limited partnership interests in the Partnership issued in such transaction for shares of Common Stock and registration rights with respect thereto, which Second Amended Agreement amended and restated the First Amended Agreement in its entirety; and

WHEREAS, in connection with the restructuring (the “Restructuring”) of the Company and certain of its subsidiaries pursuant to the plan of reorganization of the Company and its subsidiaries, dated February 14, 2005 (as amended pursuant to the terms thereof, the “Plan”) under chapter 11 of the Bankruptcy Code, the parties desire to enter into this Third Amended and Restated Exchange and Registration Rights Agreement, which amends and restates in its entirety the Second Amended Agreement;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree to amend and restate the Second Amended Agreement in its entirety as follows:

ARTICLE I.

DEFINITIONS

Section 1.1. Certain Definitions. Except as may be otherwise herein expressly provided, the following terms and phrases shall have the respective meanings set forth below:

“Aggregate Conversion Number” means the sum of the Conversion Numbers of each Optionee.

“Agreement” means this Third Amended and Restated Exchange and Registration Rights Agreement, as amended from time to time.

“Alternative Repurchase Right” has the meaning set forth in Section 2.2 hereof.

“Blackout Determination” has the meaning set forth in Section 5.1(a) hereof.

“Board” means the Board of Directors of the Company.

“Certificate of Incorporation” means the certificate of incorporation of the Company, as amended and in effect from time to time.

“Class A Warrants” has the meaning set forth in the Plan.

“Common Stock” means the common stock, par value $0.001 per share of the Company, and any securities into which the Common Stock has been converted or exchanged whether pursuant to a Recapitalization Event, merger or otherwise.

“Company” has the meaning set forth in the preamble hereto.

“Continuing Director” means, as of any date of determination, any member of the Board who: (i) is a member of the Board on the date of this Agreement; or (ii) is nominated for election or elected or appointed to such Board (a) as long as the Voting Agreement is in effect, in accordance with the Voting Agreement or (b) if the Voting Agreement is no longer in effect in accordance with its terms (and not as a result of a breach by either party thereto), with the approval of a majority of the Continuing Directors who were members of the Board at the time of such election or appointment.

“Contribution” has the meaning set forth in Section 2.4(d) hereof.

“Conversion Number” means the aggregate number of shares of Common Stock issuable upon the exercise of an Optionee’s entire Exchange Right, which number shall initially be 9,376,077 with respect to Trump, and 1,407 with respect to TCI, and which numbers shall be adjusted as provided in Article II.

“Conversion Partner” means an Optionee other than (i) Trump, (ii) TCI, and (iii) any Permitted Holder with respect to Trump.

“Conversion Right” has the meaning set forth in Section 2.1(c) hereof.

“Damages” has the meaning set forth in Section 5.3(a) hereof.

“Determination” has the meaning set forth in Section 2.7 hereof.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the relevant time.

“Exchange Right” has the meaning set forth in Section 2.1(a) hereof.

“First Amended Agreement” has the meaning set forth in the recitals hereto.

“HSR” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Letter of Transmittal” means the form of letter attached hereto and made a part hereof pursuant to which an Optionee may tender his Partnership Interests in exchange for shares of Common Stock.

“Maximum Number” has the meaning set forth in Section 5.2(c) hereof.

“One Year Warrant” means that certain to purchase up to 1,217,933 shares of Common Stock issued to Trump pursuant to the Plan.

“Option” means any or all of the Conversion Right, the Purchase Right, and the Exchange Right.

“Optionee” means (i) Trump, (ii) TCI, and (iii) each assignee of Partnership Interests of Trump and TCI and any subsequent assignee.

“Partnership” has the meaning set forth in the preamble hereto.

“Partnership Agreement” means the Fourth Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of the date of this Agreement, as the same may be amended from time to time.

“Piggyback Holders” has the meaning set forth in Section 5.2(c) hereof.

“Plan” has the meaning set forth in the recitals hereto.

“Purchase Right” has the meaning set forth in Section 2.1(b) hereof.

“Recapitalization Event” has the meaning set forth in Section 2.4(b) hereof.

“Registrable Securities” means, collectively, (i) the Common Stock issued or issuable upon the exercise of any options, warrants or other rights to acquire shares of Common Stock (including, without limitation, any Options and the Warrants) held by the Optionees and (ii) any securities issued or issuable with respect to such shares of Common Stock by way of stock dividend, stock split, in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise; provided, however, that the foregoing securities shall cease to be “Registrable Securities” to the extent that (A) a registration statement with respect to the sale of such securities has been declared effective under the Securities Act and such securities have been disposed of pursuant to such registration statement, (B) such securities have been disposed of (1) pursuant to and in accordance with Rule 144 or (2) pursuant to another exemption from the registration requirements of the Securities Act under which the securities are thereafter freely tradable without restriction or registration under the Securities Act, (C) such securities may be disposed of pursuant to Rule 144 within the volume limitations thereunder within a 90 day period or pursuant to Rule 144(k) under the Securities Act or (D) such securities cease to be issued and outstanding. For purposes of this Agreement, any reference to a percentage (or a majority in number) of Registrable Securities shall mean that percentage of Registrable Securities, collectively, computed on the assumption that all such options, warrants and other rights to acquire shares of Common Stock were exercised.

“Registration Expenses” means all expenses required to be disclosed in Item 13 of Part II of the Form S-1 registration statement, or in a comparable section of any similar form permitting an underwritten public offering, as well as expenses of underwriters customarily reimbursed by issuers for selling stockholders and reasonable fees and expenses of one counsel for all selling stockholders (in respect of a demand registration) and any underwriter (for both a demand and piggyback registration), but not including underwriting discounts and commissions and transfer taxes.

“Restructuring” has the meaning set forth in the recitals hereto.

“Rights” means any rights, options, warrants or convertible securities (or rights, options or warrants to purchase convertible securities) containing the right to subscribe for, purchase or otherwise acquire shares of Common Stock (but not the Warrants or Class A Warrants).

“Rights Exercise Period” has the meaning set forth in Section 2.4(c) hereof.

“Rule 144” has the meaning set forth in Section 5.5(a) hereof.

“SEC” means the Securities and Exchange Commission and any successor agency.

“Second Amended Agreement” has the meaning set forth in the recitals hereto.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the relevant time.

“Settlement Date” has the meaning set forth in Section 4.1(a) hereof.

“Special Dividend” has the meaning set forth in the Certificate of Incorporation.

“Special Dividend Record Date” has the meaning set forth in the Certificate of Incorporation.

“Stop Order” means, with respect to any registration of the Registrable Securities or any portion thereof effected pursuant to this Agreement, any stop order, injunction or other order or requirement of the SEC or any other governmental or administrative agency, or any act by any court preventing or otherwise limiting the sale of any Registrable Securities pursuant to such registration.

“TCI” has the meaning set forth in the preamble hereto.

“TCI-II” has the meaning set forth in the preamble hereto.

“Ten Year Warrant” means that certain to purchase up to 1,446,706 shares of Common Stock issued to Trump pursuant to the Plan.

“Triggering Event” means the first to occur of (i) May 20, 2015, (ii) Trump’s death, or (iii): (A) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act or any successor provision) other than to a direct or indirect wholly-owned subsidiary of the Company; (B) the liquidation or dissolution of, or adoption of a plan relating to the liquidation or dissolution of the Company or the Partnership or any successors thereto; (C) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act or any successor provision), becomes the beneficial owner (as such term is defined in Rule 13d-3 and 13d-5 under the Exchange Act (or any successor provision), except that such person shall be deemed to have beneficial ownership of all securities that person has a right to acquire, whether such right is exercisable or contingent), directly or indirectly, of more than 50% of the total voting power entitled to vote in the election of directors of the Company or such other Person surviving the transaction; or (D) the first day on which a majority of the members of the Board are not Continuing Directors.

“Trump” has the meaning ascribed thereto in the preamble hereto.

“Voting Agreement” means that certain Voting Agreement, dated as of May 20, 2005, by and among the Company and the stockholders of the Company identified therein, as such Voting Agreement may be amended from time to time in accordance with its terms.

“Warrants” means, collectively, the One Year Warrant and the Ten Year Warrant.

Section 1.2. Terms Defined in Partnership Agreement. Capitalized terms used herein and not otherwise defined herein shall have the meaning ascribed to them in the Partnership Agreement.

Section 1.3. Rules of Construction. In this Agreement, whenever the context so indicates, the singular or plural number, and the masculine, feminine or neuter gender shall each be deemed to include the other, and the terms “he” and “him” shall refer to an Optionee. Words such as “herein,” “hereinafter,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

ARTICLE II.

THE OPTION

Section 2.1. The Option.

(a) Each Optionee shall have the right (the “Exchange Right”), exercisable at any time, to require the Company to exchange shares of Common Stock for all or any portion of the Class A Units owned by such Optionee and tendered for such exchange in accordance with this Agreement.

(b) Subject to Section 2.2, (i) prior to the occurrence of a Triggering Event other than Trump’s death or (ii) upon the occurrence of Trump’s death, each Optionee (in the case of any such Triggering Event other than Trump’s death) or Trump’s estate (in the case of Trump’s death) shall have the right (the “Purchase Right”) to require the Company to exchange shares of Common Stock for all or any portion of the Class B Units owned by such Optionee or estate (as applicable) and tendered for such exchange in accordance with this Agreement. Not less than ten (10) Business Days prior to the occurrence of a Triggering Event (other than Trump’s death), the Company shall notify the Optionees thereof in writing, which notice shall include a reasonably detailed description of the terms of such Triggering Event and the date on which it shall be consummated.

(c) The Company (acting through a majority of the Special Committee) shall have the right (the “Conversion Right”), exercisable at any time, to require a Conversion Partner to exchange all or any portion of the Partnership Interests owned by such Conversion Partner for shares of Common Stock.

(d) In accordance with the Certificate of Incorporation, upon the exercise of an Option, the Company shall call a meeting of its Board. The Board shall promptly determine whether the declaration and payment of a Special Dividend or an adjustment to the Optionee’s Conversion Number pursuant to Section 2.4(f) is required in the circumstances, and take any and appropriate all action with respect thereto.

Section 2.2. Alternative Repurchase. Upon the election by an Optionee or Trump’s estate (as applicable) to exercise its Purchase Right pursuant to Section 2.1(b), the Company may, at its option and in lieu of the acquisition described in Section 2.1(b), repurchase (or cause the Partnership to repurchase) all or a portion of the Class B Units with respect to which such holder or estate has made such election for cash in an amount equal to the Current Market Price, as of the date of the relevant Triggering Event, of the Common Stock otherwise issuable with respect to such Class B Units so repurchased (the “Alternative Repurchase Right”). Such repurchase shall be effected in accordance with the procedures set forth in Article III. In the case of an Optionee (or such estate) with respect to whom an Excess Tax Amount exists under the Partnership Agreement, the aggregate price shall be reduced in an amount equal to such Excess Tax Amount.

Section 2.3. Shares Issuable. Subject to the last sentence of this Section 2.3, the number of shares of Common Stock to be issued by the Company to an Optionee upon exercise of an Option shall be equal to the product of (a) a fraction, (i) the numerator of which is the Percentage Interest of the outstanding Partnership Interests with respect to which the Option is exercised and (ii) the denominator of which is the aggregate Percentage Interest of the outstanding Partnership Interests held by such Optionee immediately prior to such exercise (giving effect to any adjustment pursuant to Section 2.4(f), if applicable), multiplied by (b) such Optionee’s Conversion Number. In the case of an Optionee with respect to whom an Excess Tax Amount exists under the Partnership

Agreement, there shall be subtracted from the number of shares of Common Stock to be issued that number of shares which is equal to the result (rounded to the nearest whole number) of dividing such Excess Tax Amount by the Current Market Price of one share of Common Stock as of the date the notice of exercise of Option is deemed delivered pursuant to Section 6.9 hereof (or, in the case of exercise of the Purchase Right, as of the date of the Triggering Event).

Section 2.4. Adjustment of the Conversion Number. The Conversion Number shall be adjusted as provided in this Section 2.4 as follows:

(a) An Optionee’s Conversion Number shall be reduced by the number of shares of Common Stock issued upon any exercise of any Option, and for the number of shares of Common Stock that were subtracted from any issuance by virtue of the application of the last sentence of Section 2.3. If Partnership Interests are repurchased pursuant to Section 2.2, an Optionee’s Conversion Number shall be reduced by the number of shares of Common Stock that would have been issued had the Company instead acquired the Partnership Interests repurchased by the Company (or the Partnership) pursuant to Section 2.1(b), and for the number of shares of Common Stock that would have been subtracted from any issuance by virtue of the application of the last sentence of Section 2.3. Upon an assignment of Partnership Interests by an Optionee in accordance with the terms of the Partnership Agreement, such Optionee’s Conversion Number shall be reduced appropriately, and the Conversion Number of the assignee of such Partnership Interests shall be equal to the amount of such reduction, or in the case of an assignee who is also a holder of Partnership Interests, such assignee’s Conversion Number shall increase by the amount of such reduction.

(b) Except in respect of transactions described in paragraph (c) below, in case the Company shall (i) pay a dividend on the Common Stock in additional shares of equity securities of the Company, (ii) subdivide or reclassify its Common Stock, (iii) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock, or (iv) issue by reclassification of its Common Stock other securities of the Company (each a “Recapitalization Event”), each Optionee’s Conversion Number immediately prior to the Recapitalization Event shall be adjusted such that the Conversion Number after the Recapitalization Event shall equal, the kind and amount of shares and other securities and property which the Optionees would have owned or have been entitled to receive after the happening of such Recapitalization Event had all of the Options been exercised immediately prior to such Recapitalization Event (or any record date with respect thereto). Any adjustment made pursuant to this paragraph (b) shall become effective immediately after the effective date of such event and such adjustment shall be retroactive to the record date, if any, for such event.

(c) In case the Company shall issue Rights pro rata to all holders of Common Stock, and the consideration payable upon exercise or conversion of any such Right to acquire one share of Common Stock is less than the Current Market Price on the date of and immediately prior to such issuance of Rights, then upon the expiration of the period during which such Rights may be exercised or converted (the “Rights Exercise Period”) each Optionee’s Conversion Number immediately prior to such expiration shall be adjusted to be that number of shares of Common Stock equal to the product of (i) such Optionee’s Conversion Number immediately prior to such expiration and (ii) a fraction, (A) the numerator of which is equal to the sum of (I) the total number of shares of Common Stock outstanding immediately prior to such issuance and (II) the number of shares of Common Stock issued upon exercise or conversion of such Rights and (B) the denominator of which is equal to the sum of (I) the total number of shares of Common Stock outstanding immediately prior to such issuance and (II) the number of shares of Common Stock which the aggregate consideration payable upon exercise or conversion of such Rights would purchase at the Current Market Price on the date of issuance of the Rights; provided, however, in no event shall such fraction be less than one. If an Option is exercised during the period commencing on the record date for the issuance of the Rights and ending on the expiration of the Rights Exercise Period, then (r) the Conversion Number upon such exercise shall be adjusted as provided in this Section 2.4(c), as if such exercise date were the end of the Rights Exercise Period, utilizing for purposes of clause (ii)(A)(II) the number of shares of Common Stock issued upon exercise or conversion of Rights as of such date; provided, further, that in no event shall the fraction in clause (ii) be less than one; and (s) at the end of the Rights Exercise Period, the Optionee shall be issued an additional number of shares equal to the excess, if any, of the number of shares of Common Stock which would have been issued had such Option been exercised at the end of the Rights Exercise Period over the number of shares actually issued upon exercise of the Option.

(d) In case the Percentage Interest of the Partnership Interests held by an Optionee shall increase as the result of the contribution by such Optionee of additional consideration or otherwise to the Partnership (a “Contribution”), then the Conversion Number shall be adjusted such that (i) such Optionee’s Conversion Number immediately after the Contribution divided by the sum of the number of outstanding shares of Common Stock plus the new Aggregate Conversion Number shall equal (ii) the product of (A) a fraction, (I) the numerator of which is the aggregate Percentage Interest of such Optionee immediately after the Contribution, and (II) the denominator of which is the aggregate Percentage Interest of such Optionee immediately prior to the Contribution, and (B) a fraction, (I) the numerator of which is such Optionee’s Conversion Number immediately prior to the Contribution, and (II) the denominator of which is the sum of the Aggregate Conversion Number immediately prior to the Contribution and the number of outstanding shares of Common Stock.

(e) In case of any consolidation or merger of the Company with or into another entity as a result of which the holders of Common Stock become holders of other shares or securities of the Company or of another entity or person, or such holders receive cash or other assets, or in case of any sale or conveyance to another person of the property, assets or business of the Company as an entirety or substantially as an entirety, the Company or such successor or purchasing entity or person, as the case may be, shall execute with the Optionees an agreement that (i) the Optionees shall have the right thereafter to receive upon exercise of their Options the kind and amount of shares and other securities and property which it would have owned or have been entitled to receive after the happening of such consolidation, merger, sale or conveyance had its Option been exercised immediately prior to such action and (ii) that this Agreement, including, without limitation, the registration rights in Article V hereof, shall continue in full force and effect notwithstanding the consummation of such transaction and that such person or entity shall assume the obligations of the Company hereunder. The agreements referred to in this Section 2.4(e) shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in the other provisions in this Section 2.4. The provisions of this Section 2.4(e) shall similarly apply to successive consolidations, mergers, sales or conveyances.

(f) If in connection with the exercise of an Option, the Board determines that the declaration and payment of a Special Dividend or an adjustment to the Conversion Number of an Optionee exercising an Option is required by the Certificate of Incorporation, and elects to adjust the Conversion Number, the Conversion Number shall be adjusted such that it shall equal ( P(O) x VP ) / MP per share, where

TV = (MP per share x # of shares); and

VP = (TV-SDA) / P(GP),

and where

P(O) = Percentage Interest of the outstanding Partnership Interests held by such Optionee immediately prior to exercise of such Optionee’s Option

P(GP) = Percentage Interest of the outstanding Partnership Interests held by the Company immediately prior to exercise of such Optionee’s Option

MP per share = Current Market Price of one share of Common Stock as of date of exercise

# of shares = Number of shares of Common Stock outstanding immediately prior to exercise of such Optionees’ Option

SDA = Special Dividend Amount (as defined in the Certificate of Incorporation).

(g) For the avoidance of doubt, Section 2.4 shall not apply to any securities issued pursuant to the Plan, the appropriate adjustments to the Conversion Numbers of the parties as a result thereof being effected pursuant to the definition of “Conversion Number” herein.

Section 2.5. Company’s Covenant Regarding Certain Rights Offerings. The Company covenants and agrees that it shall not issue Rights pro rata to all holders of Common Stock, unless such Rights are exercisable or convertible for a period not in excess of sixty (60) days from their date of issuance.

Section 2.6. Reservation. The Company shall at all times reserve and keep available out of its authorized but unissued Common Stock the full number of shares of Common Stock deliverable at such time upon the exercise of the Options and shall take all such action and obtain all such permits or orders as may be necessary to enable the Company lawfully to issue such Common Stock upon the exercise of the Option and to cause such Common Stock to be fully paid and nonassessable.

Section 2.7. Determination of Number of Shares. The Company shall calculate (each calculation, a “Determination”) the number of shares of Common Stock to be issued upon the exercise of an Option pursuant to this Agreement in connection with such exercise. After each exercise of an Option or Alternative Repurchase Right, the Company shall promptly provide the Optionees a report, certified by the Chief Financial Officer of the Company and its independent public accountants, setting forth the Determination, and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. Each Determination will be made by the Company in good faith and in accordance with the provisions hereof. The Company shall, at any time upon the written request of an Optionee, furnish to such Optionee a like report setting forth the number of shares of Common Stock issuable upon the exercise of an Option and showing in reasonable detail the derivation of such number of shares of Common Stock.

Section 2.8. Continuous Offer. This Agreement is a continuous offer and may not be withdrawn, changed or modified by the Company or a Conversion Partner without the prior written consent of the Company and each Optionee.

ARTICLE III.

PROCEDURE FOR EXERCISING THE OPTION

Section 3.1. Exercise.

(a) Each Optionee (or Trump’s estate, as applicable) desiring to exercise his Exchange Right or Purchase Right (as the case may be) with respect to all or a portion of his Partnership Interests may do so by delivering to the Company, at 1000 Boardwalk at Virginia Avenue, Atlantic City, New Jersey 08401, Attn: Corporate Secretary (or such other address as the Company shall provide in writing to each Optionee), a completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal.

(b) The tender of Partnership Interests pursuant to this Section 3.1 shall constitute a binding agreement between the tendering Optionee (or Trump’s estate, as applicable) and the Company and will not be subject to withdrawal or change except with the consent of the Company.

(c) All questions as to the validity and form of any tender of Partnership Interests upon the exercise of the Option will be determined in good faith by the Company.

Section 3.2. Representation of Optionee. Any exercise of an Option hereunder shall constitute a representation by such Optionee (or Trump’s estate, as applicable) that it is acquiring any Common Stock to be issued upon the exercise of the Option for purposes of investment and not with a view to distribution (without any limitation of any rights such Person may have under Article V hereof) in violation of any federal or state securities laws.

Section 3.3. The Exercise of the Conversion Right or Alternative Repurchase Right.

(a) If the Company exercises the Conversion Right with respect to all or a portion of the Partnership Interests of a Conversion Partner (or the Company or the Partnership exercises the Alternative Repurchase Right with respect to Class B Units), the Company may do so by delivering to the Conversion Partner (or the Partnership may do so by delivering to the holder of such Class B Units) at his address appearing on the books of the Partnership, a notice setting forth (i) election to exercise the Conversion Right (or Alternative Repurchase Right), (ii) the portion of the Partnership Interest with respect to which the Conversion Right (or Alternative Repurchase Right) is exercised, and (iii) that delivery of shares of Common Stock (or cash) as the consideration for the Partnership Interest subject to the Conversion Right (or Alternative Repurchase Right) shall not be made until the Conversion Partner (or holder of Class B Units) has submitted a duly completed Letter of Transmittal and any other documents required by the Letter of Transmittal, which Letter of Transmittal and other documents shall be completed and delivered promptly to the Company (or the Partnership, as the case may be).

(b) All questions as to the validity and form of any tender of Partnership Interests upon the exercise of the Conversion Right or Alternative Repurchase Right will be determined in good faith by the Company.

ARTICLE IV.

SETTLEMENT OF THE OPTION

Section 4.1. Settlement of the Option.

(a) Upon the terms and subject to the conditions of this Agreement, the Company will issue shares of Common Stock for Partnership Interests tendered in accordance with this Agreement on that date (the “Settlement Date”) which is the latest of: (i) the expiration of three (3) Business Days from the date that the Company receives the tender of the Partnership Interests in such form and meeting all of the applicable requirements set forth in this Agreement, which requirements may be waived by the Company in connection with a Conversion Right or Alternative Repurchase Right, (ii) the earliest of ten (10) Business Days after the exercise of the Exchange Right or Purchase Right, or if the Board has determined to declare a Special Dividend or adjust such Optionee’s Conversion Number in connection with such exercise, one day after the Special Dividend Record Date or date such Conversion Number adjustment is determined, if later, and (iii) the expiration or termination of the waiting period applicable to each tender, if any, under HSR. The Optionee shall be deemed to be the record holder of the Common Stock issuable upon exercise of the Option on the Settlement Date, notwithstanding the fact that certificates with respect to such shares of Common Stock may not have been issued on such date.

(b) Upon the exercise of an Option, the General Partner shall use its reasonable best efforts (including, without limitation, forming and properly capitalizing a subsidiary for the purpose of holding all or a portion of the Partnership Interests being transferred upon exercise of the Option) and cooperate with the remaining Optionees to the extent necessary to preserve the treatment of the Partnership as a pass-through entity for federal tax purposes.

(c) Each tender and the issuance of Common Stock with respect thereto will be subject to any change in securities or other applicable law imposing limits or conditions on such tender or the issuance of Common Stock with respect thereto.

(d) Payment for the Partnership Interests tendered pursuant to this Agreement will be made only after timely receipt by the Company of (i) Certificates of Interest with respect to such Partnership Interests, duly completed and executed by the Partnership in the name of the Optionee and duly endorsed by the Optionee for transfer to, or accompanied by stock powers duly executed by the Optionee in favor of, the Company, (ii) a properly completed and duly executed Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal.

Section 4.2. Tax Withholding. Unless an exception applies under applicable law and regulations, the Company will be required to withhold, and will withhold, such amount as applicable law may require of the gross proceeds (including dollar equivalent of shares of Common Stock) paid to a tendering Optionee unless the Optionee provides his tax identification number (employer identification number or Social Security Number) and certifies that such number is correct.

Section 4.3. Rights as Partner/Stockholder.

(a) Except as otherwise provided in the Certificate of Incorporation, no Optionee shall, by virtue of this Agreement, have any rights as a stockholder of the Company until such time as that person becomes a holder of record of shares of Common Stock.

(b) The Company, effective as of the Settlement Date with respect to any tendered Partnership Interest, assumes all obligations related to the tendered Partnership Interest and will hold the Person tendering that Partnership Interest harmless from any such obligations other than with respect to any breach of any representation contained in the Letter of Transmittal to be delivered in connection with the exercise of rights pursuant to this Agreement.

(c) Until the Settlement Date, each tendering Optionee shall continue to own his respective tendered Partnership Interests, and will continue to be treated as the holder of such tendered Partnership Interests for all purposes of the Partnership Agreement, including, without limitation, for purposes of voting, consent, allocations and distributions (subject only to reasonable accounting conventions adopted by the Partnership for purposes of determining the partners’ varying percentage interests in the Partnership during the taxable year). Tendered Partnership Interests will be transferred to the Company only upon receipt by the tendering Optionee of Common Stock in payment in full therefor.

Section 4.4. HSR. If in connection with the exercise of an Option, such Optionee is required to file a notification form pursuant to the HSR, then as promptly as practicable, and in any event within ten (10) Business Days following the exercise of the Option, such Optionee and the Company shall each prepare and file, or shall cause its “ultimate parent” (as defined in the HSR) to prepare and file, any required notification and report form under the HSR, in connection with the transactions contemplated hereby, the filing fees for which shall be borne by the Company. Such Optionee and the Company shall, or shall cause their ultimate parents to, request early termination of the waiting period with respect to such filing and to respond with reasonable diligence to any request for additional information made in response to such filings.

ARTICLE V.

REGISTRATION RIGHTS

Section 5.1. Registration on Demand.

(a) Upon written notice to the Company from holders of at least thirty-three percent (33%) of the Registrable Securities, determined as if the Exchange Right had been fully exercised, of their desire to cause a registration of the Registrable Securities, the Company shall (i) inform the other holders of Registrable Securities (at least 30 days prior to the proposed filing of any registration statement), such notice to state the identity of the holders requesting registration and the number of Registrable Securities proposed to be sold thereby, and take appropriate action, on a reasonably timely basis, to file with the SEC a registration statement on the appropriate form covering all Registrable Securities specified in such demand and by such other holders (by notice given to the Company within 15 days after the date the Company notified them of such demand), (ii) use best efforts to cause such registration statement to become effective under the Securities Act, and (iii) use best efforts to qualify such resale under those state securities laws reasonably requested by the holders of a majority of Registrable Securities to be included in such registration; provided, however, that such effort shall not require the Company to qualify as a foreign corporation or subject itself to taxation in any jurisdiction where it is not already so qualified or subject. The Company shall be obligated to effect three (3) registrations pursuant to this Section 5.1. The Company shall be obligated to effect any registration pursuant to this Section 5.1 as promptly as practicable upon receipt from the requisite number of holders of Registrable Securities of the notice requesting such registration; provided, however, that the Company shall have the right to delay any registration pursuant to this Section 5.1 for one period of up to thirty (30) days if the Board of Directors of the Company shall have determined (and passed a resolution to such effect) that to effectuate such registration at such time would materially and adversely affect the Company and be materially detrimental to the business and operations thereof (a “Blackout Determination”), which period may be extended for an additional thirty (30) days upon a second Blackout Determination upon the expiration of the first thirty (30) day period.

(b) The Company will be obligated to pay all Registration Expenses with respect to the registrations pursuant to this Section 5.1.

(c) A registration requested pursuant to this Section 5.1 will not be deemed to have been effected unless it has been declared effective by the SEC and the Company has complied with all of its obligations under this Agreement with respect thereto (without regard to the use of best efforts or the like); provided that, such registration will be deemed not to have been effected if after such registration has become effective, the offering of the Registrable Securities (or any portion thereof) pursuant to such registration is withdrawn or is or becomes the subject of any Stop Order. If (i) a registration requested pursuant to this Section 5.1 is deemed not to have been effected or (ii) the registration requested pursuant to this Section 5.1 does not remain effective for a period of at least 360 days, then (x) such requested registration shall not be deemed to be an effective registration pursuant to this Section 5.1 and (y) such requested registration shall not reduce the number of registrations the Company shall be obligated to effect pursuant to this Section 5.1.

(d) Any offering of Registrable Securities contemplated by this Section 5.1 shall, unless the holders of a majority of the Registrable Securities to be included in such offering determine otherwise, be a firm commitment underwritten offering and the managing underwriter for such offering shall be chosen by the holders of a majority of the Registrable Securities to be included therein, which managing underwriter shall be reasonably acceptable to the Company.

(e) The Company shall not, without the prior written consent of the holders of a majority of the Registrable Securities to be included in any registration requested pursuant to this Section 5.1, include in such registration, any other securities of the Company; provided, however, that the Company may include in any such registration any securities to the extent that the inclusion of such securities does not have the effect referred to in Section 5.1(f) hereof and so long as the sale of such securities is included in the underwriting of the Registrable Securities and the same underwriters are used.

(f) If the managing underwriter in a public offering to be effected pursuant to the provisions of this Section 5.1 advises the Company and the holders of the Registrable Securities in writing that, in its opinion, inclusion in the registration of the total amount of securities requested to be registered will materially and adversely affect the offering price of such securities or will materially and adversely affect the market for such securities, then, to the extent necessary, up to the entire amount of any securities proposed to be included in such registration which are not Registrable Securities shall be eliminated.

(g) The Company shall not be required to register Registrable Securities which, together with any other securities to be included in such registration, have a value, based on the proposed offering price, of less than $15,000,000.

Section 5.2. Incidental Registration.

(a) If the Company intends to file a registration statement on Form S-1, S-2 or S-3 (or other appropriate form) for the registration of an offering of equity securities with the SEC, the Company shall notify each of the holders of record of Registrable Securities at least 30 days prior to each such filing of the Company’s intention to file such a registration statement, such notice shall state the number of shares of equity securities proposed to be registered thereby. If any holder of Registrable Securities notifies the Company within ten days after receipt of such notice from the Company of its desire to have included in such registration statement any of its Registrable Securities, then the Company shall cause the Company to include such shares in such registration statement. The Company shall pay all the Registration Expenses of such registration.

(b) The Company may in its discretion withdraw any registration statement filed pursuant to this Section 5.2 subsequent to its filing without liability to the holders of Registrable Securities.

(c) In the event that the managing underwriter for any such offering described in this Section 5.2 notifies the Company that, in good faith, it is able to proceed with the proposed offering only with respect to a smaller number of securities (the “Maximum Number”) than the total number of Registrable Securities proposed to be offered by such holders and securities proposed to be offered by the Company and all others entitled to registration rights under such registration statement, then the Company shall reduce the number of securities held by persons (the “Piggyback Holders”) other than the Company and persons exercising demand registration rights to be included in such registration, to the extent necessary to reduce the number of securities to be included in such registration to an amount equal to the Maximum Number. Such amount will be allocated pro rata in accordance with the number of securities proposed to be offered by each Piggyback Holder (including the holders of Registrable Securities).

Section 5.3. Indemnity and Contribution.

(a) In connection with a registration statement filed with the SEC pursuant to this Article V, the Company shall provide each holder of Registrable Securities included in such registration statement, each officer and director of any thereof, and each person who controls such holder within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act, with indemnification against any losses, claims, damages or liabilities, reasonable attorneys fees, costs or expenses and costs and expenses of investigating and defending any such claims (collectively “Damages”), joint or several, to which any of them may become subject under the federal securities laws, or otherwise, in form and substance as is customarily given to underwriters in an underwritten offering of securities. Each holder including Registrable Securities in any such registration statement agrees that it shall indemnify the Company, each officer and director thereof, and each person who controls the Company within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act, against any Damages, in form and substance as is customarily given by selling shareholders to a publicly held corporation in an underwritten public offering of securities, but only to the extent that such Damages (or proceedings in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained, on the effective date thereof, in any registration statement under which such securities are registered under the Securities Act, in any preliminary prospectus or final prospectus contained therein or in any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, which, in each such case, has been made in or omitted from such registration statement, said preliminary or final prospectus or said amendment or supplement, solely in reliance upon, and in conformity with, written information furnished to the Company by such holder of Registrable Securities.

(b) In order to provide for just and equitable contribution in circumstances in which the indemnity agreement provided for in Section 5.3(a) is for any reason held to be unenforceable by the indemnified parties although applicable in accordance with its terms, each of the Company and the holders of the Registrable Securities included in such registration shall contribute to the aggregate Damages contemplated by said indemnity agreement incurred by each of the Company and such holders of the Registrable Securities, as incurred, in such proportions as is appropriate to reflect the relative fault of the Company and such holders of the Registrable Securities in connection with the statements or omissions which resulted in such Damages. The relative fault of the Company and such holders of Registrable Securities shall be determined by reference to, among other things, whether the untrue or alleged untrue statements of a material fact or the omission or alleged omission to state a material fact was supplied by the Company or one or more of the holders of Registrable Securities, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(c) In no event shall a holder of Registrable Securities be liable for indemnification or contribution pursuant to this Article V in excess of the net proceeds received upon the sale of such Registrable Securities.

Section 5.4. Certain Procedures. The Company shall provide each holder of Registrable Securities included in any registration with a “cold comfort” letter from the Company’s independent public accountants, in customary form covering those matters customarily covered by a “cold comfort” letter with respect to any such registration statement and addressed to such holder, and the Company shall use its best efforts to execute and deliver with underwriters for the offering covered by any such registration statement, an underwriting agreement in form and substance customarily executed for public offerings of common stock. Any holder of Registrable Securities that includes shares in the registration shall also be a party to such underwriting agreement.

Section 5.5. Rule 144 Reporting. With a view to making available to the holders of Registrable Securities the benefits of certain rules and regulations of the SEC which may permit the sale of the Registrable Securities to the public without registration, the Company agrees to, at all times:

(a) make and keep available current public information concerning the Company as those terms are understood and defined in Rule 144 under the Securities Act (“Rule 144”);

(b) file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

(c) furnish to each holder of Registrable Securities forthwith, upon such holder’s request, a written statement by the Company as to its compliance with the reporting requirements of Rule 144 and of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company as such holder may reasonably request in availing itself of any rule or regulation of the SEC allowing it to sell any such securities without registration.

Section 5.6. Lock-Ups. After receipt of any notice pursuant to Section 5.1 or 5.2 hereof, each holder of Registrable Securities and the Company shall not demand or request a registration of securities of the Company or otherwise offer or sell securities until the later of (i) 90 days after the effective date of the registration statement in respect of which such notice was given, (ii) 150 days after the date such notice was given or (iii) the date such registration statement is withdrawn by the Company. To the extent requested by the managing underwriter in respect of an offering of securities of the Company described in this Article V, each holder of Registrable Securities and the Company shall agree to refrain from selling or offering to sell any securities of the Company within 120 days after the effective date of any registration statement described herein; provided, however, that any pledgee of Registrable Securities shall not be bound by this requirement in connection with a private sale by it of its collateral. Nothing in this Section 5.6 shall preclude the Company from issuing shares of Registrable Securities upon exercise of an Option.

Section 5.7. No Inconsistent Provisions. The Company shall not, without the prior written consent of the holders of a majority of the Registrable Securities include, or grant to any Person the right to request the Company to include, in such registration, any other securities of the Company that are inconsistent with the priorities, rights and privileges of the holders of Registrable Securities contained in this Agreement.

ARTICLE VI.

MISCELLANEOUS

Section 6.1. Waiver, Amendment. Neither this Agreement nor any provisions hereof shall be waived, modified, changed, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, modification, change, discharge or termination is sought.

Section 6.2. Assignability. Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either an Optionee or the Company, without the prior written consent of the other parties; provided, however, that the rights granted to an Optionee hereunder shall automatically be assigned in connection with an assignment of Partnership Interests or Registrable Securities; provided, further, that the rights granted hereunder may be assigned to, and exercised by, a secured creditor to whom an Optionee has pledged Partnership Interests or Registrable Securities.

Section 6.3. Entire Agreement. This Agreement sets forth the entire agreement and understanding of the parties hereto with respect to the transactions contemplated hereby and supersedes any and all prior agreements and understandings relating to the subject matter hereof. No representation, promise or statement of intention has been made by any party hereto which is not embodied in this Agreement or the written statements, certificates, exhibits or other documents delivered pursuant hereto or in connection with the transactions contemplated hereby, and no party hereto shall be bound by or liable for any alleged representation, promise or statement of intention not set forth herein or therein. The documents referred to in the immediately preceding sentence are incorporated by reference herein and shall be deemed a part of this Agreement. By executing and delivering this Agreement, the Company (on behalf of itself and its wholly-owned subsidiary, TCI 2 Holdings, LLC), the Partnership, Trump and TCI agree to the termination of the Second Amended and Restated Exchange and Registration Rights Agreement and to the amendment and restatement thereof by this Agreement.

Section 6.4. Severability. If any provision of this Agreement or the application of any such provision to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, this Agreement shall continue in full force and effect without said provision; provided that, no such severance of provision shall be effective if it materially changes the economic benefit of this Agreement to any Person.

Section 6.5. Section and Other Headings. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 6.6. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the law that might be applied under principles of conflicts of law.

Section 6.7. Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

Section 6.8. Specific Performance. Without limiting or waiving in any respect any rights or remedies of an Optionee under this Agreement, or now or hereinafter existing at law or in equity or by statute, the Company agrees that the Optionees shall be entitled to seek specific performance of the obligations to be performed by the Company in accordance with the provisions of this Agreement.

Section 6.9. Notice. Each notice, demand, request, request for approval, consent, approval, disapproval, designation or other communication (each of the foregoing being referred to herein as a “notice”) required or desired to be given or made under this Agreement shall be in writing (except as otherwise provided in this Agreement), and shall be effective and deemed to have been received (i) when delivered in person, (ii) when sent by facsimile transmission with receipt acknowledged, (iii) three (3) days after having been mailed by certified or registered United States mail, postage prepaid, return receipt requested, or (iv) the next business day after having been sent by a nationally recognized overnight mail or courier service, receipt requested (a) if to any Optionee, at such address or to the telefax number as such Optionee shall have furnished the Company in writing, or (b) if to the Company, at the address of its principal executive offices and addressed to the attention of the Corporate Secretary, or at such other address or to the telefax number as the Company shall have furnished to each Optionee.

[remainder of page intentionally left blank]

IN WITNESS WHEREOF, the undersigned have executed this Third Amended and Restated Exchange and Registration Rights Agreement as of the date first set forth above.

TRUMP ENTERTAINMENT RESORTS, INC.

By:	/s/ JOHN P. BURKE
Name:	John P. Burke
Title:	Executive Vice President and Treasurer

TRUMP ENTERTAINMENT RESORTS HOLDINGS, L.P.

By:	Trump Entertainment Resorts, Inc., as General Partner

By:	/s/ JOHN P. BURKE
Name:	John P. Burke
Title:	Executive Vice President and Treasurer

/s/ DONALD J. TRUMP
Name:	Donald J. Trump

TRUMP CASINOS, INC.

By:	/s/ DONALD J. TRUMP
Name:	Donald J. Trump
Title:	President

The undersigned consents to the foregoing:

TCI 2 HOLDINGS LLC

By:	TRUMP ENTERTAINMENT RESORTS, INC., its sole member

By:	/s/ JOHN P. BURKE
Name:	John P. Burke
Title:	Executive Vice President and Treasurer

LETTER OF TRANSMITTAL

To Tender Partnership Interests

Pursuant to the Third Amended and Restated Exchange and

Registration Rights Agreement

Dated as of                         , 2005

of

Trump Entertainment Resorts, Inc.

TO:	Trump Entertainment Resorts, Inc.
1000 Boardwalk at Virginia Avenue
Atlantic City, New Jersey 08401
Attn: Corporate Secretary

Description of Partnership Interests

Names(s) and Address(es)	Partnership Interest Certificate(s) of Registered Owners Enclosed
(Attach additional list if necessary)

	Partnership	Partnership	Partnership
	Interest	Interests	Interests
	Certificate	Represented	Being
	Number(s)	by	Tendered
Partnership
Interest
Certificate(s)
Total

Unless otherwise indicated, it will be assumed that all Partnership Interests evidenced by any Partnership Interest Certificate(s) delivered to the Company are being tendered. If, for any reason, Partnership Interest Certificates are not being issued by Trump Entertainment Resorts Holdings, L.P., all provisions in this Letter of Transmittal referring thereto shall be of no effect. See instruction 4.

NOTE: SIGNATURES MUST BE PROVIDED BELOW

PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Gentlemen:

The undersigned hereby tenders to Trump Entertainment Resorts, Inc., a Delaware corporation (the “Company”), the above-described Partnership Interests as defined in the Third Amended and Restated Exchange and Registration Rights Agreement dated as of May 20, 2005 (the “Agreement”) in accordance with the terms and conditions of the Agreement and this Letter of Transmittal (which together constitutes the “Tender”), receipt of which is hereby acknowledged. All terms used herein but not defined herein are used as defined in the Agreement.

Subject to, and effective upon, payment (i.e., issuance of shares of Common Stock) for the Partnership Interests tendered herewith, the undersigned hereby assigns and transfers to the Company all right, title and interest in and to all the Partnership Interests that are being tendered hereby and irrevocably constitutes and appoints the Company (the “Agent”), with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to (a) present such Partnership Interests for transfer on the Partnership’s books and (b) receive all rights, privileges and benefits, and any and all obligations and liabilities appertaining thereto and otherwise exercise all rights of beneficial ownership of such Partnership Interests, all in accordance with the terms of the Tender.

The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer the tendered Partnership Interests and that upon payment, the Company will acquire unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and the same will not be subject to any adverse claim. The undersigned will, upon request, execute any additional documents deemed by the Agent or the Company to be reasonably necessary or desirable to complete the sale, assignment and transfer of the tendered Partnership Interests. If not sold pursuant to an effective registration statement, the shares of Common Stock issued will bear an appropriate legend indicating that such shares have not been registered under the Securities Act and resale of such Common Stock is restricted under applicable securities laws.

All authority conferred or agreed to be conferred in this Letter of Transmittal shall not be affected by, and shall survive, the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the successors, assigns, heirs, executors, administrators and legal representatives of the undersigned. Except as stated in the Agreement, this Tender is irrevocable.

The undersigned understands that a tender of Partnership Interests pursuant to the Agreement constitutes a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Agreement. Unless otherwise indicated under “Special Delivery Instructions,” please mail the shares of Common Stock for the purchase price and/or return the Partnership Interest Certificate for Partnership Interests not tendered (and accompanying documents, as appropriate) to the address(es) of the registered holder(s) appearing under “Description of Partnership Interests.” In the event that the Special Delivery Instructions are completed, please issue the shares of Common Stock for the purchase price and any Certificate for Partnership Interests not tendered in the name of the registered holder(s) and transmit the same to the person or persons so indicated.

The Company, effective as of the Settlement Date (as defined in the Agreement), will assume all obligations related to the tendered Partnership Interests and will hold the undersigned harmless from such obligations, including any liabilities, demands, claims, actions or causes of action, assessments, losses, fines, penalties, costs, damages and expenses as a result of or arising out of the ownership of such tendered Partnership Interests. The Company and the undersigned agree that they will cooperate with each other and will make, execute, acknowledge, deliver, record and file, or cause to be made, executed, acknowledged, delivered, recorded and filed, at such times and places as the other may reasonably deem necessary, all other and further documents and instruments, and will take all other and further actions, as the other may reasonably request from time to time in order to effectuate the purposes and provisions of the tender made pursuant to this Letter of Transmittal.

SPECIAL DELIVERY INSTRUCTIONS

(See Instructions 5 and 6)

To be completed ONLY if (a) the Certificate of Interests includes Partnership Interests not tendered and/or (b) shares of Common Stock for the purchase price of Partnership Interests purchased are to be sent (i) to someone other than the undersigned or (ii) to the undersigned at an address other than that above.

Mail ☐	Certificate(s) for shares of Common Stock

☐	Certificate of Interests for Partnership
Interests not tendered

To:

Name _____________________________________________________________________________

                                (please print)

Address ____________________________________________________________________________

____________________________________________________________________________________

                                (include Zip Code)

____________________________________________________________________________________

____________________________________________________________________________________

                (Tax Identification or Social Security Number)

SIGN HERE

Complete Substitute Form W-9 included

_________________________________________________________________________________________

_________________________________________________________________________________________

(Signature(s) of holder of Partnership Interests)

(Must be signed by registered holder(s) as name(s) appear(s) on Partnership Interest Certificate(s). If signature is by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, please set forth full title and see instruction 5.

Dated ______________________________________________________________________________________

Name(s) ____________________________________________________________________________________

                                             (please print)

Capacity

(Full Title) ___________________________________________________________________________________

Address ______________________________________________________________________________________

______________________________________________________________________________________________

                                             (include Zip Code)

Area Code and Tel. No. __________________________________________________________________________

Tax Identification or

Social Security No. ______________________________________________________________________________

                                                                                      (Complete Substitute Form W-9)

Guarantee of Signature(s)

(See Instruction 1)

Authorized Signature ______________________________________________________________________________

Name of Firm ____________________________________________________________________________________

Dated ___________________________________________________________________________________________

INSTRUCTIONS

Forming Part of the Terms and Conditions of the

Amended and Restated Exchange and Registration Rights Agreement

1. Guarantee of Signature. No signature guarantee on this Letter of Transmittal is required unless the registered holder of the Partnership Interests has completed the box entitled “Special Delivery Instructions.” In such case all signatures on this Letter of Transmittal must be guaranteed by a member firm of any registered national securities exchange in the United States or of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company (not a savings bank or a savings and loan association) having an office, branch or agency in the United States.

2. Delivery of Letter of Transmittal and Partnership Interest Certificate(s). This Letter of Transmittal is to be completed by the holder of Partnership Interests. Partnership Interest Certificate(s) for all Partnership Interests as well as a properly completed and duly executed Letter of Transmittal, and any other documents required by this Letter of Transmittal, must be received by the Agent.

No alternative, conditional or contingent tenders will be accepted.

3. Inadequate Space. If the space provided herein is inadequate, the Partnership Interest Certificate numbers and/or other information required should be listed on a separate schedule attached hereto.

4. Partial Tenders. If fewer than all the Partnership Interests evidenced by any Certificate submitted are to be tendered, fill in the Percentage Interest represented by the Partnership Interests which are to be tendered in the box entitled “Units of Partnership Interests Being Tendered.” In such case, a new Partnership Interest Certificate for the remainder of the Partnership Interests that was evidenced by old certificate(s) will be sent to the registered holder, unless otherwise provided in the appropriate box on this Letter of Transmittal, as soon as practicable. All Partnership Interests represented by Partnership Interest Certificate(s) delivered to the Agent will be deemed to have been tendered unless otherwise indicated.

5. Signatures on Letter of Transmittal. The signature must correspond with the name as written on the face of the Partnership Interest Certificate(s) without any change whatsoever.

If any of the Partnership Interests tendered hereby are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

If any tendered Partnership Interests are registered in different names on several Partnership Interest Certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of Partnership Interest Certificates.

If this Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, each person should so indicate when signing, and proper evidence satisfactory to the Agent of their authority so to act must be submitted.

6. Special Delivery Instructions. If Partnership Interest Certificate(s) for unpurchased Partnership Interests are to be returned to a person other than the signer of this Letter of Transmittal or if a certificate for shares of Common Stock is to be sent to someone other than the signer of this Letter of Transmittal or to an address other than that shown above, the appropriate boxes on this letter of Transmittal should be completed.

7. Waiver of Conditions. The Company reserves the right to waive any of the specified conditions of the Tender in the case of the Partnership Interests tendered.

8. Back-up Withholding. Under the Federal income tax law, a person surrendering Partnership Interests must provide the Agent with his correct taxpayer identification number (“TIN”) on Substitute Form W-9 below unless an exemption applies. If the correct TIN is not provided, a $50 penalty may be imposed by the Internal Revenue Service and payments made in exchange for the surrendered Partnership Interests may be subject to back-up withholding of that rate provided by the Federal income tax law.

The TIN that must be provided is that of the registered holder of the Partnership Interests. The TIN for an individual is his social security number.

9. Requests for Assistance or Additional Copies. Questions and requests for assistance or additional copies of the Agreement and the Letter of Transmittal may be directed to the Agent at the address set forth above.

IMPORTANT TAX INFORMATION

Under Federal income tax laws, a holder whose tendered Partnership interests are accepted for payment is required by law to provide the Agent (as payer) with his correct taxpayer identification number on Substitute Form W-9 below. If such holder is an individual, the taxpayer identification number is his social security number. If the Agent is not provided with the correct taxpayer identification number, the holder may be subject to a $50 penalty imposed by the Internal Revenue Service. In addition, payments that are made to such holder with respect to Partnership Interests purchased pursuant to the Tender may be subject to back-up withholding.

If back-up withholding applies, the Agent is required to withhold that rate provided by the Federal income tax law of any such payments made to the holder of Partnership Interests. Shares of Common Stock otherwise deliverable hereunder may, at the expense (and with all risk of loss for the account) of the undersigned, be sold to pay such amounts. Back-up withholding is not an additional tax. Rather, the tax liability of persons subject to back-up withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained.

Purpose of Substitute Form W-9

To prevent back-up withholding on payments that are made to a holder of Partnership Interests purchased pursuant to the Tender, the holder is required to notify the Agent of his correct taxpayer identification number by completing the form below certifying that the taxpayer identification number provided on Substitute Form W-9 is correct.

What Number to Give the Agent

The holder is required to give the Agent the social security number or employer identification number of the record owner of the Partnership Interests.

PAYER’S NAME: Trump Entertainment Resorts, Inc.
====================================================================================================

Substitute	Part 1 - Please provide your TIN in the	Social Security
Form W-9	box at right and certify by signing and	Number/Employer
	dating below.	Identification Number
_____________
====================================================================================================

Department of the Treasury/ Internal Revenue Service	Certification - Under penalties of Perjury, I certify that (i) the number shown on this form is my correct taxpayer identification number, (ii) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and (iii) I am a U.S. person.

— — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — —

Name __________________________

Address ________________________

	Signature __________________________	Date __________________________

====================================================================================================

NOTE:	FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACK-UP WITHHOLDING OF THAT RATE PROVIDED BY U.S. FEDERAL INCOME TAX LAW OF ANY PAYMENTS MADE TO YOU UNDER THE THIRD AMENDED AND RESTATED EXCHANGE AND REGISTRATION RIGHTS AGREEMENT OF TRUMP ENTERTAINMENT RESORTS, INC.

EXHIBIT XXIV

EXECUTION VERSION

FOURTH AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

TRUMP ENTERTAINMENT RESORTS HOLDINGS, L.P.

(i)

(ii)

(iii)

(iv)

Section 16.10.	Partners Not Agents	62

Section 16.11.	Assurances	62

Section 16.12.	Successors and Assigns	62

Section 16.13.	Waiver	62

(v)

SCHEDULES

SCHEDULE I	–	Capital Contributions, Capital Account Balances, Units and Percentage Interests at Effective Date
SCHEDULE II	–	Capital Contributions Prior to April 17, 1996
SCHEDULE III	–	Capital Contributions in connection with the Taj Mahal Merger Transaction
SCHEDULE IV	–	Capital Contributions in connection with the Marina Acquisition
SCHEDULE V	–	Capital Contributions in connection with the Restructuring
SCHEDULE VI	–	New Notes

EXHIBITS

EXHIBIT A	–	Form of Third Amended and Restated Exchange and Registration Rights Agreement

(vi)

THE LIMITED PARTNERSHIP INTERESTS REFERRED TO IN THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. REFERENCE IS MADE TO ARTICLE IX OF THIS AGREEMENT FOR PROVISIONS RELATING TO VARIOUS RESTRICTIONS ON THE SALE OR OTHER TRANSFER OF THESE INTERESTS.

FOURTH AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

TRUMP ENTERTAINMENT RESORTS HOLDINGS, L.P.

THIS FOURTH AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP of Trump Entertainment Resorts Holdings, L.P. (formerly Trump Hotels & Casino Resorts Holdings, L.P.) is made and entered into this 20th day of May, 2005, by and among Trump Entertainment Resorts, Inc. (formerly Trump Hotels & Casino Resorts, Inc.), a Delaware corporation (“TER”), Donald J. Trump (“Trump” or the “Initial Limited Partner”), Trump Casinos, Inc., a New Jersey corporation (“TCI”), TCI 2 Holdings, LLC, a Delaware limited liability company (“TCI 2 Holdings”), and the Persons who may become party hereto from time to time pursuant to the terms of this Agreement.

W I T N E S S E T H:

WHEREAS, TER and Trump formed the Partnership on March 28, 1995 by the filing of a Certificate of Limited Partnership with the Secretary of State of the State of Delaware;

WHEREAS, TER and Trump entered into an Amended and Restated Agreement of Limited Partnership on June 12, 1995;

WHEREAS, in connection with the acquisition by the Partnership of Trump Taj Mahal Associates (“Taj Associates”) and the other transactions related thereto (the “Taj Mahal Merger Transaction”), TER, Trump, THCR/LP Corporation, a New Jersey corporation (“THCR/LP”), and TCI entered into a Second Amended and Restated Agreement of Limited Partnership, dated as of April 17, 1996, which provided for the capital contributions as set forth on Schedule III hereto and the admission of THCR/LP and TCI as Limited Partners of the Partnership;

WHEREAS, in connection with the acquisition (the “Marina Acquisition”) by the Partnership of the equity interests of Trump’s Castle Associates, L.P., predecessor-in-interest to Trump Marina Associates LP, a New Jersey limited partnership (“Marina Associates”), TER, Trump, THCR/LP, TCI and Trump Casinos II, Inc., a Delaware Corporation (“TCI-II”), entered into a Third Amended and Restated Agreement of Limited Partnership, dated as of October 7, 1996, which provided for the capital contributions as set forth on Schedule IV hereto and the admission of TCI-II as a Limited Partner of the Partnership;

WHEREAS, in connection with the restructuring (the “Restructuring”) of TER and certain of its subsidiaries pursuant to the second amended joint plan of reorganization of the

Company and its subsidiaries dated March 30, 2005 (as amended pursuant to the terms thereof, the “Plan”) under chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”), (a) THCR/LP has been merged into TER, which has been admitted as a substituted Limited Partner, (b) TCI-II has been merged into TCI 2 Holdings, which has been admitted as a substituted Limited Partner, and (c) the parties desire to enter into this Fourth Amended and Restated Agreement of Limited Partnership and to provide for the capital contributions set forth in Schedule V hereto; and

WHEREAS, the parties hereto desire to continue the Partnership as a limited partnership under the Delaware Revised Uniform Limited Partnership Act in accordance with the provisions of this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.1. Definitions. Except as otherwise herein expressly provided, the following terms and phrases shall have the meanings as set forth below:

“Accountants” shall mean the national firm or firms of independent certified public accountants selected by the General Partner on behalf of the Partnership to audit the books and records of the Partnership and to prepare statements and reports in connection therewith, which initially shall be Ernst & Young LLP.

“Act” shall mean the Delaware Revised Uniform Limited Partnership Act, as the same may hereafter be amended from time to time.

“Action” shall mean any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that give rise to a claim for indemnification pursuant to Article XI hereof.

“Additional Partnership Interests” shall have the meaning set forth in Section 4.2(a).

“Adjusted Capital Account” shall mean, with respect to any Partner, the balance, if any, in such Partner’s Capital Account as of the end of any relevant fiscal year and after giving effect to the following adjustments:

(a) credit to such Capital Account any amounts which such Partner is obligated or treated as obligated to restore with respect to any deficit balance in such Capital Account pursuant to Section 1.704-1(b)(2)(ii)(c) of the Regulations, or is deemed to be obligated to restore with respect to any deficit balance pursuant to the penultimate sentences of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations; and

(b) debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6) of the Regulations.

The definition of Adjusted Capital Account is intended to comply with the requirements of the alternate test for economic effect contained in Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

“Adjusted Capital Account Deficit” shall mean, with respect to any Partner, a negative balance in such Partner’s Adjusted Capital Account.

“Adjustment Date” shall have the meaning set forth in Section 4.3 hereof.

“Affected Gain” shall have the meaning ascribed in Section 5.3(b) hereof.

“Affiliate” shall mean, with respect to any specified Person, any other Person directly or indirectly controlling, controlled by or under common control with, such specified Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Agreement” shall mean this Fourth Amended and Restated Agreement of Limited Partnership, as originally executed and as amended, modified, supplemented or restated from time to time, as the context requires.

“Applicable Regulatory Authority” shall mean any governmental or quasi-governmental authority with applicable jurisdiction over the business, affairs, securities or properties of the Partnership or any of its Subsidiaries, including, without limitation, the CCC, the IGC, the NIGC and the NGC.

“Applicable Tax Returns” shall have the meaning set forth in Section 6.3(f) hereof.

“Audited Financial Statements” shall mean financial statements (balance sheet, statement of income, statement of partners’ equity and statement of cash flows) prepared in accordance with GAAP and accompanied by an independent auditor’s report containing an opinion thereon.

“Bankruptcy” shall mean, with respect to any Person, (i) the commencement by such Person of any petition, case or proceeding seeking relief under any provision or chapter of the Bankruptcy Code or any other federal or state law relating to insolvency, bankruptcy or reorganization, (ii) an adjudication that such Person is insolvent or bankrupt, (iii) the entry of an order for relief under the Bankruptcy Code with respect to such Person, (iv) the filing of any such petition or the commencement of any such case or proceeding against such Person, unless such petition and the case or proceeding initiated thereby are dismissed within ninety (90) days from the date of such filing or (v) the filing of an answer by such Person admitting the allegations of any such petition.

“Bankruptcy Code” shall have the meaning set forth in the recitals hereof.

“Beneficial Owner” shall mean any Person who, singly or together with any of such Person’s Affiliates, directly or indirectly, has “beneficial ownership” of Partnership Interests (as determined pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended).

“Business Day” shall mean any day that is not a Saturday, Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

“Capital Account” shall mean, with respect to any Partner, the separate “book” account which the Partnership shall establish and maintain for such Partner in accordance with Section 704(b) of the Code and the Regulations promulgated thereunder. In the event that a Partnership Interest is transferred in accordance with the terms of this Agreement, the Capital Account, at the time of the transfer, of the transferor attributable to the transferred interest shall carry over to the transferee. Although each Partner shall have only one Capital Account, if a Partner holds both Class A Units and Class B Units, the Partnership shall establish and maintain separate sub-accounts for such Partner as if the holder of the Class A Units and the holder of the Class B Units were two separate Partners, and the Capital Account of such Partner shall be the sum of his Class A sub-Capital Account and his Class B sub-Capital Account. The balance of each Partner’s Class B sub-Capital Account as of the Effective Date shall be zero.

“Capital Contribution” shall mean, with respect to any Partner, the amount of money and the initial Gross Asset Value of any Contributed Property (net of liabilities to which such property is subject) set forth on Schedule I, as such exhibit will be amended by the General Partner from time to time to reflect the amount of money and the Gross Asset Value of any Contributed Property received by the Partnership pursuant to any additional Capital Contribution actually contributed or deemed contributed pursuant to Sections 4.2 or 7.10.

“Casino Control Act” shall mean the New Jersey Casino Control Act, N.J.S.A. 5:12-1 et seq.

“CCC” shall mean the New Jersey Casino Control Commission and any successor agency.

“Certificate” shall mean the Certificate of Limited Partnership establishing the Partnership, as filed with the office of the Delaware Secretary of State on March 28, 1995, as it may be amended from time to time in accordance with the terms of this Agreement and the Act.

“Certificate of Interest” shall have the meaning set forth in Section 14.1 hereof.

“Certificate Transfer Ledger” shall have the meaning set forth in Section 14.1 hereof.

“Class A Percentage Interest” shall mean, with respect to each Partner, the fraction, expressed as a percentage, the numerator of which is the number of Class A Units held by such Partner and the denominator of which is the aggregate outstanding Class A units held by all Partners.

“Class A Unit” shall mean a Partnership Interest in the Partnership with the rights set forth in this Agreement. As of the Effective Date, the number of Class A Units held by each Partner is as set forth in Schedule I hereto.

“Class A sub-Capital Account” shall mean the account established and maintained by the Partnership and so designated pursuant to the definition of “Capital Account.”

“Class A Warrants” shall mean the Class A Warrants issued pursuant to the Plan.

“Class B Overall Percentage Interest” shall mean, with respect to each Partner, the fraction, expressed as a percentage, the numerator of which is the number of Class B Units held by such Partner and the denominator of which is the aggregate outstanding Units held by all Partners.

“Class B Percentage Interest” shall mean, with respect to each Partner, the fraction, expressed as a percentage, the numerator of which is the number of Class B Units held by such Partner and the denominator of which is the aggregate outstanding Class B Units held by all Partners.

“Class B Stock” shall mean Class B Common Stock, par value $0.001 per share, of TER, and any class of securities into which the Class B Stock has been converted, other than Common Stock.

“Class B sub-Capital Account” shall mean the account established and maintained by the Partnership and so designated pursuant to the definition of “Capital Account.”

“Class B Unit” shall mean a Partnership Interest in the Partnership with the rights set forth in this Agreement. As of the Effective Date, the number of Class B Units held by each Partner is as set forth in Schedule I hereto.

“Code” shall mean the Internal Revenue Code of 1986, as amended and in effect from time to time, as interpreted by the applicable regulations thereunder. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of future law.

“Common Stock” shall mean the common stock, par value $0.001 per share, of TER, other than the Class B Stock.

“Consent of the Limited Partners” shall mean the written consent of a Majority-In-Interest of the Limited Partners given in accordance with Section 13.2 hereof, which consent shall be obtained prior to the taking of any action for which it is required by this Agreement and may be given or withheld by a Majority-In-Interest of the Limited Partners, unless otherwise expressly provided herein, in their sole and absolute discretion.

“Contributed Property” shall mean any property or asset, in such form as may be permitted by the Act, but excluding cash, contributed or deemed contributed to the Partnership with respect to the Partnership Interest held by each Partner.

“CPR” shall have the meaning set forth in Section 6.3 hereof.

“Current Market Price” shall mean, with respect to any security on any Valuation Date specified herein, the arithmetic mean over a period of twenty consecutive trading days ending the second trading day prior to such date (a) if the security is listed or admitted to trading on any national securities exchange or Nasdaq, of the closing sale price of the security (or, if such price is unavailable on such date, the average of the highest closing bid and lowest closing asked prices thereof on such date), in each case as officially reported on all national securities exchanges on which the security is then listed or admitted to trading or Nasdaq, as the case may be, or (b) if the security is not then listed or admitted to trading on any national securities exchange or Nasdaq, of such closing sale price (or such bid and asked prices if sale prices are unavailable) as published by any authoritative source thereof selected by the General Partner. If the security is not then listed or admitted to trading or if no prices therefor are then quoted or published by such other authoritative sources, “Current Market Price” shall mean the value of the security as of a date which is 15 days preceding the date as of which the determination is to be made, as determined in good faith by an investment banking firm of national reputation (which firm may have provided other services to the General Partner or the Partnership) selected by the Board of Directors of the General Partner, and, in connection with a Capital Contribution by the Initial Limited Partner or his Permitted Holders, which selection shall be approved by a majority of the Special Committee. Notwithstanding the foregoing, if a determination of Current Market Price is being made in connection with an arms-length underwritten public offering, such value shall be the public offering price of the Common Stock in such offering.

“Deemed Partnership Interest Value” as of any date, shall mean with respect to a Partner, the Deemed Value of the Partnership (as of the day preceding such date) multiplied by such Partner’s Percentage Interest (expressed as a decimal carried to four places, e.g., .1234 or 12.34%).

“Deemed Value of the Partnership” shall mean, as of the Valuation Date, (a) the sum of (i) the product of (A) the Current Market Price per share of Common Stock, (B) the number of shares of outstanding Common Stock, and (C) a fraction, the numerator of which is one, and the denominator of which is the aggregate Percentage Interest (expressed as a decimal) of the General Partner and TCI 2 Holdings, (ii) the aggregate Fair Market Value of the outstanding capital stock of TER, other than the Common Stock or the Class B Stock, if any, and (iii) the Fair Market Value of the outstanding Indebtedness of TER appearing on the balance sheet of TER, prepared in accordance with GAAP, as of the Valuation Date, which Indebtedness (the “Included Indebtedness”) shall exclude (A) the Indebtedness of the Partnership or its consolidated and combined Subsidiaries, appearing on the balance sheet of the Partnership and its consolidated and combined Subsidiaries, prepared in accordance with GAAP as of the Valuation Date, (B) Indebtedness of TER in its capacity as General Partner of the Partnership or any guarantee by TER of Indebtedness of the Partnership or its consolidated or combined Subsidiaries, and (C) any other Indebtedness appearing on the balance sheet of TER, prepared in accordance with GAAP, as of the Valuation Date, the proceeds of which were not used to purchase additional Partnership Interests, reduced by (b) the amount, if any, by which the consolidated net worth of the General Partner exceeds its pro rata share of the consolidated net worth of the Partnership; provided, however, that if the General Partner shall have material amounts of liabilities (other than Included Indebtedness) or material assets other than cash and

Partnership Interests, the General Partner may seek the advice of an investment banking firm of national reputation as to the appropriate modification of the Deemed Value of the Partnership formula set forth herein to take into account such liabilities or assets.

“Depreciation” shall mean, with respect to any asset of the Partnership for any fiscal year or other period, the depreciation or amortization, as the case may be, allowed or allowable for federal income tax purposes in respect of such asset for such fiscal year or other period; provided, however, that if there is a difference between the Gross Asset Value and the adjusted tax basis of such asset, Depreciation shall mean “book depreciation, depletion or amortization” as determined under Section 1.704-1(b)(2)(iv)(g)(3) of the Regulations.

“Disabling Event” shall have the meaning set forth in Section 8.5(a) hereof.

“Disqualified Holder” shall mean any Beneficial Owner of Partnership Interests or Equity Interests of the General Partner, the Partnership or any of its Subsidiaries (a) who is found to be disqualified by any Applicable Regulatory Authority, or (b) whose holding of such Partnership Interests or Equity Interests may result or, when taken together with the holding of such Partnership Interests or Equity Interests by any other Beneficial Owner, may result, in the judgment of the General Partner, in the inability to obtain, loss or non-reinstatement of any license or franchise from any Applicable Regulatory Authority sought or held by the Partnership or any Subsidiary to conduct any portion of the business of the Partnership or any Subsidiary, which license or franchise is conditioned upon some or all of the holders of Partnership Interests and such Equity Interests meeting certain criteria.

“Effective Date” shall mean 10:00 a.m. Eastern Daylight Time, on May 20, 2005, the effective date of this Agreement and the Plan.

“Entity” shall mean any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, real estate investment trust, association or other entity.

“Equity Interest” of any Person shall mean any shares, interests, participations or other equivalents (however designated) of such Person in equity.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time (or any corresponding provisions of succeeding laws).

“Excess Tax Amount” shall mean, with respect to any Partner for any taxable year or other period, the amount, if any, of distributions received by such Partner with respect to such taxable year or other period pursuant to Section 6.2(a)(ii).

“Exchange Rights Agreement” shall mean the Third Amended and Restated Exchange and Registration Rights Agreement, dated as of the Effective Date, substantially in the form of Exhibit A hereto, entered into by and among Trump, TCI, the Partnership and TER, providing, among other things, for certain rights to exchange Limited Partnership Interests for Common Stock on the terms and conditions set forth therein, as the same may be amended from time to time in accordance with the terms thereof.

“Fair Market Value” shall mean (i) in the case of any security, its Current Market Price and (ii) in the case of any property or Indebtedness that is not a security, the fair market value of such property or Indebtedness as determined in good faith by a majority of the Board of Directors of the General Partner and, in connection with a Capital Contribution by the Initial Limited Partner or his Permitted Holders, by a majority of the Special Committee.

“GAAP” shall have the meaning set forth in Section 1.2 hereof.

“General Partner” shall mean TER, its duly admitted successors and assigns and any other Person who is a general partner of the Partnership at the time of reference thereto.

“General Partner Expenses” shall mean all organization, formation, administrative and operating costs and expenses of the General Partner, including, but not limited to, (a) salaries paid to officers of the General Partner, and insurance, accounting, legal and other professional fees and expenses incurred by the General Partner, (b) costs and expenses relating to the organization, formation and continuity of existence of the Partnership and the General Partner, including franchise taxes, fees and assessments associated therewith, any and all costs, expenses or fees payable or reimbursable to, or in respect of, any director or officer of the General Partner, (c) costs and expenses relating to any offer or registration of securities by the General Partner or the Partnership and all statements, reports, fees and expenses incidental thereto, including Issuance Costs applicable to any such offer of securities, (d) costs and expenses associated with compliance by the General Partner with laws, rules and regulations promulgated by any Applicable Regulatory Authority, including the SEC, and (e) any costs and expenses incurred in connection with any matter for which the General Partner may seek indemnification from the Partnership pursuant to the provisions of this Agreement; provided, however, that “General Partner Expenses” shall not include, (i) any taxes with respect to which a distribution is made to the General Partner pursuant to Section 6.2(a) and (ii) any administrative and operating costs and expenses of the General Partner to the extent arising out of any Outside Business Activities.

“Gross Asset Value” shall mean, with respect to any asset of the Partnership, such asset’s adjusted basis for federal income tax purposes, except as follows:

(a) the initial Gross Asset Value of any asset contributed by a Partner to the Partnership shall be

(i) in the case of any asset described on attached Schedule I, the gross fair market value ascribed thereto on such Schedule; and

(ii) in the case of any other asset hereafter contributed by a Partner, the gross Fair Market Value of such asset at the time of its contribution, which determination, in the case of the Initial Limited Partner and his Permitted Holders, shall be made by a majority of the Special Committee;

(b) the Gross Asset Values of all Partnership assets shall be adjusted to equal their respective gross Fair Market Values:

(i) immediately prior to the issuance by the Partnership to a new or existing Partner of a Partnership Interest;

(ii) immediately prior to the distribution by the Partnership to a Partner of more than a de minimis amount of Partnership property as consideration for the redemption of a Partnership Interest;

(iii) immediately prior to the liquidation of the Partnership within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Regulations; and

(iv) upon any other event as to which the General Partner reasonably determines that an adjustment is necessary or appropriate to reflect the relative economic interests of the Partners;

(c) the Gross Asset Values of Partnership assets distributed to any Partner shall be the gross Fair Market Values of such assets as of the date of distribution; and

(d) the Gross Asset Values of Partnership assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Sections 734(b) or 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Section 1.704-1(b)(2)(iv)(m) of the Regulations; provided, however, that Gross Asset Values shall not be adjusted pursuant to this paragraph to the extent that the General Partner reasonably determines that an adjustment pursuant to paragraph (b) above is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d).

At all times, Gross Asset Values shall be adjusted by any Depreciation taken into account with respect to the Partnership’s assets for purposes of computing Net Income and Net Loss. Any adjustment to the Gross Asset Values of Partnership property shall require an adjustment to the Partners’ Capital Accounts; as for the manner in which such adjustments are allocated to the Capital Accounts, see clause (c) of the definition of Net Income and Net Loss in the case of adjustment by Depreciation, and clause (d) of said definition in all other cases.

“IGC” shall mean the Indiana Gaming Commission and any successor agency.

“Indebtedness” shall mean any obligation, whether or not contingent, (i) in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments, (ii) representing the balance deferred and unpaid of the purchase price of any property (including pursuant to capital leases), except any such balance that constitutes an accrued expense or a trade payable, if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet prepared on a consolidated basis in accordance with GAAP, (iii) to the extent not otherwise included, obligations under interest rate exchange, currency exchange, swaps, futures or similar agreements, and (iv) guarantees (other than endorsements for collection or deposit in the ordinary course of business), direct or indirect, in any manner (including, without limitation, reimbursement agreements in respect of letters of credit), of all or any part of any Indebtedness of any third party.

“Indemnitee” shall mean any Person made or threatened to be made a party to a proceeding by reason of its status as a Partner or a trustee, director, officer, or Liquidating Trustee of the Partnership, a Partner or an Affiliate of a Partner.

“Indian Gaming Regulatory Act” shall mean the Indian Gaming Regulatory Act, 25 U.S.C. Section 2701 et seq.

“Indiana Riverboat” shall mean a riverboat or dockside gaming facility and the ancillary structures and other facilities used in connection with the operation thereof located in Buffington Harbor, Indiana.

“Indiana Riverboat Act” shall mean the Indiana Riverboat Gambling Act, Ind. Code §§ 4-33-1-1 et seq.

“Initial Limited Partner” shall have the meaning set forth in the Preamble to this Agreement.

“Issuance Costs” shall mean the underwriter’s discount, placement fees, commissions or other expenses relating to the issuance of New Securities by the General Partner.

“Lien” shall mean any liens, security interests, mortgages, deeds of trust, pledges, options, escrows, collateral assignments, rights of first offer or first refusal, preemptive rights and any other similar encumbrances of any nature whatsoever.

“Limited Partner Representative” shall have the meaning set forth in Section 10.6 hereof.

“Limited Partners” shall mean the Initial Limited Partner, those Persons listed under the heading “Limited Partners” on the signature page hereto in their respective capacities as limited partners of the Partnership, their permitted successors or assigns as limited partners hereof, and any Person who, at the time of reference thereto, is a limited partner of the Partnership.

“Limited Partnership Interest” means a Partnership Interest of a Limited Partner representing a fractional part of the Partnership Interests of all Limited Partners and includes any and all benefits to which the holder of such a Partnership Interest may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement.

“Liquidating Trustee” shall mean such individual or Entity which is selected as the Liquidating Trustee hereunder by the General Partner (or, if there is no General Partner, by the Consent of the Limited Partners), which individual or Entity may include the General Partner or an Affiliate of the General Partner; provided that, such Liquidating Trustee agrees in writing to be bound by the terms of this Agreement. The Liquidating Trustee shall be empowered to give and receive notices, reports and payments in connection with the dissolution, liquidation and/or winding up of the Partnership and shall hold and exercise such other rights and powers granted to the General Partner herein or under the Act as are necessary or required to conduct the winding-up and liquidation of the Partnership’s affairs and to authorize all parties to deal with the Liquidating Trustee in connection with the dissolution, liquidation and/or winding-up of the Partnership.

“Major Decisions” shall have the meaning set forth in Section 7.2 hereof.

“Majority-In-Interest of the Limited Partners” shall mean Limited Partner(s) (excluding the General Partner to the extent it is the Beneficial Owner of any Limited Partnership Interest) who hold in the aggregate more than fifty (50) percent of the Percentage Interests then allocable to and held by the Limited Partners (excluding the General Partner to the extent it is the Beneficial Owner of any Limited Partnership Interest), as a class.

“Marina Acquisition” shall have the meaning set forth in the recitals hereof.

“Marina Acquisition Agreement” shall mean the Agreement, dated as of June 24, 1996, by and among TER, the Partnership, TCI-II, Trump’s Castle Hotel & Casino, predecessor-in-interest to TMI, and Trump, as amended as of August 27, 1996.

“Marina Associates” shall have the meaning set forth in the recitals hereof.

“Minimum Gain Attributable to Partner Nonrecourse Debt” shall mean “partner nonrecourse debt minimum gain” as determined in accordance with Regulation Section 1.704-2(i)(3).

“Net Income” or “Net Loss” shall mean, for each fiscal year or other applicable period, an amount equal to the Partnership’s net income or loss for such year or period as determined for federal income tax purposes by the Accountants, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a) of the Code shall be included in taxable income or loss), with the following adjustments: (a) by including as an item of gross income any tax-exempt income received by the Partnership; (b) by treating as a deductible expense any expenditure of the Partnership described in Section 705(a)(2)(B) of the Code (including amounts paid or incurred to organize the Partnership (unless an election is made pursuant to Code Section 709(b)) or to promote the sale of interests in the Partnership and by treating deductions for any losses incurred in connection with the sale or exchange of Partnership property disallowed pursuant to Section 267(a)(1) or Section 707(b) of the Code as expenditures described in Section 705(a)(2)(B) of the Code); (c) in lieu of depreciation, depletion, amortization and other cost recovery deductions taken into account in computing total income or loss, there shall be taken into account Depreciation; (d) gain or loss resulting from any disposition of Partnership property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of such property rather than its adjusted tax basis; (e) in the event of an adjustment of the Gross Asset Value of any Partnership asset which requires that the Capital Accounts of the Partnership be adjusted pursuant to Regulation Section 1.704-1(b)(2)(iv)(e), (f) and (m), the amount of such adjustment is to be taken into account as additional Net Income or Net Loss pursuant to Section 5.1; and (f) excluding any items specially allocated pursuant to Section 5.1 or Section 5.2. If an item of income, gain, loss or deduction has been included in the initial computation of Net Income or Net Loss and such item is subjected to the special allocation rules in Section 5.1(a), (b) or (e) or Section 5.2, Net Income and Net Loss shall be computed without regard to such item (to avoid double counting of such item).

“New Notes” means those certain promissory notes described in Schedule VI hereto which are nonrecourse to the Partnership.

“New Notes Indenture” shall mean the Indenture among the Partnership, Trump Entertainment Resorts Funding, L.P., and U.S. Bank National Association, as trustee, dated as of the Effective Date, as amended from time to time.

“New Securities” means Indebtedness or Equity Interests of the General Partner and any of its Subsidiaries other than the Partnership and its Subsidiaries, in each case issued after the Effective Date; provided that, New Securities shall not include Class B Stock and Common Stock issued by TER on or prior to the Effective Date or any securities issued pursuant to the Plan (other than Common Stock issued upon exercise of Warrants).

“NGCA” means the Nevada Gaming Control Act, N.R.S. 463.010 et seq., and ancillary statutes, and Regulations of the NGC and the NGCB.

“NGC” means the Nevada Gaming Commission.

“NGCB” means the Nevada Gaming Control Board.

“NIGC” means the National Indian Gaming Commission.

“Nonrecourse Deductions” shall have the meaning set forth in Sections 1.704-2(b)(1) and (c) of the Regulations.

“Nonrecourse Liabilities” shall have the meaning set forth in Section 1.704-2(b)(3) of the Regulations.

“Outside Business Activity” shall mean any business other than (i) the ownership, acquisition and disposition of Partnership Interests as a General Partner or Limited Partner and (ii) the management of the business of the Partnership, and such activities as are incidental thereto, including, without limitation, the issuance of New Securities and the application of the proceeds thereof in compliance with the provisions of Section 7.10 of this Agreement.

“Partner Nonrecourse Debt” shall have the meaning set forth in Section 1.704-2(b)(4) of the Regulations.

“Partner Nonrecourse Deductions” shall have the meaning set forth in Section 1.704-2(i)(2) of the Regulations.

“Partners” shall mean the General Partner and the Limited Partners, their duly admitted successors or assigns or any Person who is a partner of the Partnership at the time of reference thereto.

“Partnership” shall mean the limited partnership governed by this Agreement.

“Partnership Accountants” shall have the meaning set forth in Section 6.3(d).

“Partnership Interest” shall mean the partnership interest of a Partner in the Partnership from time to time, including each Partner’s Class A Units and Class B Units and such Partner’s Capital Account. Wherever in this Agreement reference is made to a particular Partner’s

Partnership Interest it shall be deemed to refer to such Partner’s Class A Units and Class B Units, and shall include the proportionate amount of such Partner’s other interests in the Partnership which are attributable to or based upon the Partner’s Class A Units and Class B Units. The Class A Units and the Class B Units are not separate series of partnership interests within the meaning of Section 17-218 of the Act.

“Partnership Minimum Gain” shall have the meaning set forth in Section 1.704-2(b)(2) of the Regulations.

“Percentage Interest” shall mean, with respect to each Partner, the fraction, expressed as a percentage, the numerator of which is the aggregate number of Class A Units and Class B Units and any other units of Partnership Interest held by such Partner and the denominator of which is the aggregate outstanding Class A Units and Class B Units and any other units of Partnership Interest held by all Partners.

“Permitted Holder” with respect to any Partner shall mean (i) such Partner and (ii) if a natural person, the spouse and descendants of such Partner (including any related trusts controlled by, and established and maintained for the sole benefit of, such Partner or such spouse or descendants) and the estate of any of the foregoing. In addition, TCI and Trump shall each be Permitted Holders in respect of each other.

“Permitted Limited Partnership Interest Lien” shall mean any Lien to which the Limited Partnership Interest of a Limited Partner is subject; provided that, the terms of such Lien (other than a Lien on the proceeds (as defined in Section 9-306 of the Uniform Commercial Code) of, or right to receive distributions or payments with respect to, a Limited Partnership Interest) must expressly acknowledge that the rights of the holder of such Lien, upon foreclosure, will be subject to the terms of the Exchange Rights Agreement.

“Person” shall mean any natural person or Entity.

“Plan” shall have the meaning set forth in the recitals hereof.

“Redemption Date” shall mean the date fixed by the General Partner for the redemption of any Partnership Interests pursuant to Article XV hereof.

“Redemption Securities” shall mean any debt or equity securities of the Partnership, any Subsidiary or any other corporation or any combination thereof, having such terms and conditions as shall be approved by the General Partner and which, together with any cash to be paid as part of the redemption price, in the opinion of any nationally recognized investment banking firm selected by the General Partner (which may be a firm which provides other investment banking, brokerage or other services to the Partnership), has a value, at the time notice of redemption is given pursuant to Section 15.3, at least equal to the Fair Market Value of the Partnership Interests to be redeemed pursuant to Article XV (assuming, in the case of Redemption Securities to be publicly traded, such Redemption Securities were fully distributed and subject only to normal trading activity).

“Regulations” shall mean the income tax regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“Regulatory Allocations” shall have the meaning set forth in Section 5.2(g) hereof.

“Representatives” shall have the meaning set forth in Section 6.3(j).

“Restructuring” shall have the meaning set forth in the recitals hereof.

“Right of First Offer Agreement” shall mean that certain Right of First Offer Agreement among TER, the Partnership and Trump Organization LLC, a New York limited liability company, dated as of the Effective Date, as amended from time to time.

“Rights” shall mean the Exchange Right, the Conversion Right, the Purchase Right, and/or the Alternative Repurchase Right, each as defined in the Exchange Rights Agreement.

“SEC” shall mean the United States Securities and Exchange Commission.

“Services Agreement” shall mean that certain Services Agreement, among Trump, TER and the Partnership, dated as of the Effective Date, as amended from time to time.

“Special Committee” shall mean a committee of at least two (2) of the members of the board of directors of the General Partner, composed solely of directors who are not officers or employees of the General Partner and who are not Affiliates of Trump or any of his Affiliates; provided that, a director shall not be deemed to be an Affiliate of either Trump or his Affiliates solely by reason of his or her being a member of the board of directors of the General Partner or its Subsidiaries.

“Specified Property” shall mean any direct or indirect interest in any of the following assets owned by the Partnership as of the date hereof: the Taj Mahal, Trump Plaza, and Trump Marina properties and the Partnership’s shares of Trump Indiana, Inc.

“Stock Incentive Plan” shall mean the General Partner’s Stock Option Plan, effective on or after the Effective Date.

“Stock Option” shall mean an option, granted under the Stock Incentive Plan, or any successor plan, to purchase shares of TER common stock.

“Subsidiary” with respect to any Person shall mean a “subsidiary” as defined in Section 1-02 of Regulation S-X promulgated under the Securities Act of 1933, as amended.

“Taj Associates” shall have the meaning set forth in the recitals hereof.

“Taj Lease Income” shall have the meaning set forth in Section 5.1(a).

“Taj Mahal” shall mean the Trump Taj Mahal Casino Resort and the ancillary structures and other facilities used in connection with the operation thereof located in Atlantic City, New Jersey.

“Taj Mahal Merger Transaction” shall have the meaning set forth in the recitals hereof.

“Tax Distribution” shall mean distributions by the Partnership pursuant to Section 6.2 hereof.

“Tax Items” shall have the meaning set forth in Section 5.3(a).

“Tax Percentage” shall mean the highest, aggregate effective marginal rate of federal, state and local income tax or, when applicable, alternative minimum tax, to which any Partner of the Partnership would be subject in the relevant year of determination (as certified to the General Partner by the Accountants); provided, that in no event shall the Tax Percentage be greater than the sum of (x) the highest, aggregate effective marginal rate of federal, state and local income tax or, when applicable, alternative minimum tax, to which the Partnership would have been subject if it were a C corporation, for federal income tax purposes, and (y) 5 percentage points. If any Partner is an S corporation, partnership or similar pass-through entity for federal income tax purposes, the Tax Percentage shall be computed based upon the tax rates applicable to the owner of such Partner (with similar principles applying if such owner is itself a pass-through entity).

“TCI” shall have the meaning set forth in the preamble hereof.

“TCI 2 Holdings” shall have the meaning set forth in the preamble hereof.

“TCI-II” shall have the meaning set forth in the recitals hereof.

“TER” shall have the meaning set forth in the preamble hereof.

“THCR/LP” shall have the meaning set forth in the recitals hereof.

“TMI” shall mean Trump Marina, Inc., a New Jersey corporation.

“Trademark License Agreement” shall mean the Trademark License Agreement, dated as of the Effective Date, by and between Trump and the Partnership, as amended from time to time.

“Trading Day” shall mean a day on which the principal national securities exchange or trading market on which the Common Stock is listed or admitted to trading is open for the transaction of business or, if the Common Stock is not so listed or admitted, shall mean a Business Day.

“Transfer” shall have the meaning set forth in Section 9.5.

“Transfer Determination” shall have the meaning set forth in Section 9.2(c).

“Trump” shall have the meaning set forth in the preamble hereof.

“Trump Accountant” shall have the meaning set forth in Section 6.3(d).

“Trump Marina” shall mean Trump Marina Hotel Casino and the ancillary structures and other facilities used in connection with the operation thereof located in Atlantic City, New Jersey.

“Trump Plaza” shall mean the Trump Plaza Hotel and Casino and the ancillary structures and other facilities used in connection with the operation thereof located in Atlantic City, New Jersey.

“Trump Tower Lease” shall mean the lease agreement, dated as of November 1, 1996, between Trump Tower Commercial LLC and the Partnership, as amended.

“Valuation Date” shall mean any date as of which the value of New Securities, the Partnership, or any other property is to be determined for purposes of this Agreement.

“Warrants” shall mean any warrants to purchase Common Stock or other New Securities, including the Class A Warrants and the Warrants issued to Trump pursuant to the Plan.

“Withholding Tax Act” shall have the meaning set forth in Section 6.2(d) hereof.

Section 1.2. Accounting Terms and Determinations. All references in this Agreement to “generally accepted accounting principles” or “GAAP” shall mean generally accepted accounting principles in effect in the United States of America at the time of application thereof. Unless otherwise specified herein, all accounting terms used herein shall be interpreted, all determinations with respect to accounting matters hereunder shall be made, and all financial statements and certificates and reports as to financial matters required to be furnished hereunder shall be prepared, in accordance with generally accepted accounting principles, applied on a consistent basis.

ARTICLE II.

CONTINUATION OF PARTNERSHIP; BUSINESS OF PARTNERSHIP

Section 2.1. Continuation. The parties hereto do hereby agree to continue the Partnership as a limited partnership pursuant to the provisions of the Act, for the purposes and upon the terms and conditions hereinafter set forth. The Partners agree that the rights and liabilities of the Partners shall be as provided in the Act, except as otherwise herein expressly provided.

Section 2.2. Name.

(a) Subject to the provisions of paragraph (b) below, the name of the Partnership shall be Trump Entertainment Resorts Holdings, L.P. or such other name as shall be chosen from time to time by the General Partner in its sole and absolute discretion. The inclusion of Trump’s name in the name of the Partnership shall not be deemed to be evidence that Trump participates in the control of the business within the meaning of Section 17-303 of the Act or any comparable provision. The General Partner shall promptly notify the Limited Partners upon a change to the name of the Partnership.

(b) The Partnership shall conduct business and qualify as a foreign limited partnership under an assumed name, which shall not include the name of any Limited Partner, in any jurisdiction where the inclusion of a Limited Partner’s name in the name of the Partnership would subject such Limited Partner to general liability for the Partnership’s debts.

Section 2.3. Character of the Business. The purpose and business of the Partnership is through its Affiliates and Subsidiaries (a) to conduct casino gaming and to own and/or operate (i) Trump Plaza, (ii) the Taj Mahal, (iii) the Indiana Riverboat, (iv) Trump Marina, and (v) such other gaming properties and facilities as the Partnership may acquire, manage or operate in the future; (b) to do all things necessary, incidental, desirable or appropriate in connection with the foregoing; and (c) to otherwise engage in any enterprise or business in which a limited partnership may engage or conduct under the Act.

Section 2.4. Location of Principal Place of Business. The location of the principal place of business of the Partnership shall be at 1000 Boardwalk at Virginia Avenue, Atlantic City, New Jersey 08401, or such other location as shall be selected from time to time by the General Partner in its sole and absolute discretion. The General Partner shall promptly notify the Limited Partners upon a change to the location of the principal place of business of the Partnership.

Section 2.5. Registered Agent and Registered Office. The registered agent of the Partnership shall be The Corporation Trust Company, or such other Person as the General Partner may select in its sole and absolute discretion. The registered office of the Partnership in the State of Delaware shall be 1209 Orange Street, Wilmington, Delaware or such other location as the General Partner may from time to time select in its sole discretion.

ARTICLE III.

TERM

Section 3.1. Commencement. The Partnership’s term commenced upon the filing of the Certificate with the Secretary of State of Delaware on March 28, 1995.

Section 3.2. Term. The Partnership shall continue until dissolved pursuant to Article VIII hereof.

ARTICLE IV.

CAPITAL CONTRIBUTIONS

Section 4.1. Capital Contributions; Partnership Interests and Percentage Interests of the Partners.

(a) As a result of the Restructuring, the Capital Accounts of the Partners have been restated in accordance with Regulation Section 1.704-1(b)(2)(iv)(f). As of the

Effective Date, and giving effect to the transactions contemplated by the Restructuring, the balance of each Partner’s Capital Account (and, in the case of the Partners holding both Class A Units and Class B Units, such Partner’s Class A Capital sub-Account and Class B Capital sub-Account) is set forth on Schedule I hereto. Schedule I also sets forth aggregate Capital Contributions, the number of Class A Units and Class B Units and the Percentage Interests of each Partner as of the Effective Date. The portion of Schedule I showing the number of Class A Units and Class B Units held by each Partner, and such Partner’s corresponding Percentage Interests, shall be adjusted from time to time after the date hereof to the extent necessary to reflect redemptions or conversions of Partnership Interests, Capital Contributions, the issuance of Additional Partnership Interests or any other event having an effect on the number of Class A Units or Class B Units held by a Partner, in each case to the extent permitted by and in accordance with this Agreement. Except to the extent specifically set forth in this Agreement with respect to the General Partner, the Partners shall have no obligation to make any additional Capital Contributions or loans to the Partnership, even if the failure to do so could result in the Bankruptcy or insolvency of the Partnership or any other adverse consequence to the Partnership. All surtax, documentary stamp tax or other transfer tax that may be imposed as a result of Capital Contributions shall be paid by the Partnership.

(b) Except as provided by law, (i) no Limited Partner shall be liable for any deficit in its Capital Account or (ii) except as provided in Section 6.2(b) or (d), be obligated to return any distributions of any kind received from the Partnership.

Section 4.2. Issuance of Additional Partnership Interests and Shares.

(a) The General Partner is authorized to cause the Partnership from time to time to issue to the General Partner, the Initial Limited Partner and his Permitted Holders, TCI and TCI 2 Holdings, Partnership Interests (“Additional Partnership Interests”) in one or more classes, or one or more series of any of such classes, with such designations, preferences and participating, optional or other special rights, powers and duties, including rights, powers and duties which may be senior to interests in the Partnership theretofore issued, for consideration not less than the Fair Market Value thereof, and on such terms and conditions as shall be determined by the General Partner, which special rights, powers and duties, without limitation, may relate to (i) the allocations of items of Partnership income, gain, loss, deduction and credit to each such class or series of Partnership Interests; (ii) the right of each such class or series of Partnership Interests to share in Partnership distributions; and (iii) the rights of each such class or series of Partnership Interests upon dissolution and liquidation of the Partnership.

(b) No Additional Partnership Interests shall be issued to the General Partner or any Subsidiary or nominee of the General Partner, unless either

(i) the Additional Partnership Interests are issued in connection with an issuance of New Securities, the General Partner complies with all of the provisions of this Agreement, including, without limitation, Section 7.10(b) and (A) if such New Securities are Common Stock, such Additional Partnership Interests shall be Class A Units; provided, however, in the cases of the issuance of

Common Stock as compensation for services rendered, the issuance of Common Stock upon exercise of Class A Warrants, or the issuance of Common Stock to the former holders of TAC Notes (as defined in the Plan) upon expiration of unexercised Class A Warrants, the General Partner shall be deemed to have contributed to the Partnership as a Capital Contribution pursuant to Section 4.3 hereof an amount equal to the product of (x) the Fair Market Value of the Common Stock (as of the Trading Day immediately preceding the date of issue of the stock to such recipient or exercise or expiration of the Class A Warrant, as the case may be), times (y) the number of shares of Common Stock issued by the General Partner to such recipient; (B) if such New Securities are Stock Options or Warrants, no Additional Partnership Interests shall be issued at the time of the issuance of such Stock Options or Warrants; provided that, upon the exercise of such Stock Options or Warrants (other than Class A Warrants), the General Partner shall contribute to the capital of the Partnership an amount equal to the proceeds of exercise (if any) of such Stock Options or Warrants, as the case may be, and shall be deemed to have contributed to the Partnership as a Capital Contribution pursuant to Section 4.3 hereof an amount equal to the product of (x) the Fair Market Value of the Common Stock (as of the Trading Day immediately preceding the date on which the Stock Options or Warrants are exercised), and (y) the number of shares of Common Stock issued upon the exercise of such Stock Options or Warrants, and (C) if such New Securities are other than Common Stock or Stock Options or Warrants, such Additional Partnership Interests having conversion, subscription, purchase and other terms equivalent to the terms of such New Securities;

(ii) the Additional Partnership Interests are issued to all Partners in proportion to their respective Percentage Interests;

(iii) Additional Partnership Interests are issued in connection with any other contribution of value made by the General Partner to the Partnership not otherwise described in clauses (i) and (ii) of this Section 4.2(b); or

(iv) the Additional Partnership Interests are issued with the written consent of all of the Limited Partners given in accordance with Section 13.2 hereof.

(c) No Person shall have any preemptive, preferential or other similar right with respect to (i) additional Capital Contributions or loans to the Partnership; or (ii) issuance or sale of any Partnership Interests.

(d) The General Partner is hereby authorized on behalf of each of the Partners to amend this Agreement solely to reflect any increase in the Percentage Interests of any Partner and the corresponding reduction of the Percentage Interests of the other Partners in accordance with the provisions of this Section 4.2, and the General Partner shall promptly send a copy of such amendment to each Limited Partner.

Section 4.3. Adjustment of Partnership Interests. Except with respect to a Capital Contribution in connection with a transaction described in Section 4.2(b)(i)(C), effective on each date on which a Partner has made (or is deemed to have made) a Capital Contribution to the Partnership (each an “Adjustment Date”), the Percentage Interest of each Partner shall be adjusted, which adjustment in the case of a Capital Contribution by the Initial Limited Partner or his Permitted Holders shall be subject to the approval of a majority of the Special Committee, such that the Percentage Interest of the Partner shall be equal to a fraction, (a) the numerator of which is equal to the sum of (i) the Deemed Partnership Interest Value of such Partner’s Partnership Interest (computed as of the Trading Day immediately preceding the Adjustment Date) and (ii) the amount of the Capital Contribution contributed by such Partner on such Adjustment Date, and (b) the denominator of which is equal to the sum of (i) the Deemed Value of the Partnership (computed as of the Trading Day immediately preceding the Adjustment Date) and (ii) the amount of the Capital Contribution contributed by all Partners on such Adjustment Date. The General Partner shall promptly give each Limited Partner written notice of its Percentage Interest, as adjusted, and the Gross Asset Value shall be adjusted. Any adjustments to the Percentage Interests of the Partners shall, to the extent possible, be effected by increasing or decreasing the number of Class A Units held by the affected Partner(s).

Section 4.4. No Interest on or Return of Capital Contribution. No Partner shall be entitled to interest on its Capital Contribution or Capital Account. Except as provided herein or by law, no Partner shall have any right to demand or receive the return of its Capital Contribution.

Section 4.5. Adjustment for Restructuring. Notwithstanding anything to the contrary contained in this Agreement, the adjustments to the Partnership Interest of each Partner with respect to the Restructuring shall be as set forth in Schedule I and Schedule V hereof.

ARTICLE V.

ALLOCATIONS AND OTHER TAX AND ACCOUNTING MATTERS

The Net Income, Net Loss and/or other Partnership items shall be allocated as follows:

Section 5.1. Allocations of Net Income and Net Loss.

Net Income, Net Loss, and any other items of income, gain, loss or deduction shall be allocated pursuant to this Article V as of the last day of each fiscal year; provided that Net Income, Net Loss, and such other items shall also be allocated at such times as the Gross Asset Values of Partnership property are adjusted pursuant to subparagraphs (b), (c) or (d) of the definition thereof.

(a) Special Allocation of Items Relating to the Taj Mahal. All items of gross income and gain attributable to third party leases in respect of retail space at the Taj Mahal (such income and gain, the “Taj Lease Income”) shall be allocated 95% to Trump and 5% to TCI, in each case with respect to their Class A Units. If the Partnership disposes of all or a portion of the Taj Mahal rental properties referred to above, or if such properties are subject to a material casualty, then the Partnership and Trump shall agree on one or more properties to be substituted therefor for purposes of the special allocation described in the preceding sentence. Until one or more replacements has been agreed upon, Trump and TCI shall be allocated an amount of gross income of the Partnership equal to 100% of the average Taj Lease Income in respect of the property or properties disposed of or subject to casualty for the three years prior to the disposition or casualty. To the maximum extent possible the substituted properties agreed upon shall yield income allocations in amounts, and are intended to produce tax effects to the parties, that are substantially similar to the income allocations of the Taj Lease Income under this Section 5.1(a) and the allocation of “excess nonrecourse liabilities” provided for by Section 5.2(d). This Section 5.1(a) shall terminate and be of no further force or effect as set forth in Section 7.12(b).

(b) Special Allocation of Income from Cancellation of Indebtedness. If and to the extent that, as a result of the transactions occurring on the Effective Date, the Partnership recognizes income from cancellation of indebtedness pursuant to Section 108 of the Code in excess of $50 million, then 100% of such excess shall be allocated to TER.

(c) Allocation of Net Income and Net Loss for Taxable Years Beginning Before the Fifth Year Anniversary of the Effective Date. Subject to paragraphs (a), (b) and (e) and Section 5.2, Net Income and Net Loss for taxable years or other periods beginning before the fifth anniversary of the Effective Date shall be allocated among the Partners in proportion to their relative Percentage Interests.

(d) Allocation of Net Income and Net Loss for Taxable Years Beginning On or After the Fifth Year Anniversary of the Effective Date. Subject to paragraphs (a), (b) and (e) and Section 5.2, Net Income for taxable years or other periods beginning on or after the fifth anniversary of the Effective Date shall be allocated 100% to the holders of the Class B Units (pro rata in accordance with their relative Class B Percentage Interests) until the Class B sub-Capital Account of each holder of Class B Units is equal to the product of (A) the Class B Overall Percentage Interest of such Partner multiplied by (B) the sum of (1) the lesser of the aggregate of all Capital Account balances of all Partners as of the Effective Date or the end of the taxable year for which the allocation is being made (excluding amounts included in clause (2) hereof) and (2) the net aggregate amount allocated to all Class B holders for the current and all prior periods pursuant to this Section 5.1(d). All Net Loss for taxable years or other periods beginning on or after the fifth anniversary of the Effective Date, and all Net Income in excess of the amount described in the prior sentence, shall be allocated among the Partners in proportion to their relative Percentage Interests.

(e) Special Allocation in the Year of Sale or Other Disposition of All or Substantially All the Assets. Notwithstanding paragraphs (c) and (d), Net Income, Net Loss and to the extent necessary, items of income, gain, loss and deduction arising from the sale or other disposition of all or substantially all of the assets of the Partnership shall be allocated among the Partners in such manner as will, to the maximum extent possible, cause each Partner’s Adjusted Capital Account balance (expressed as a percentage of the aggregate Adjusted Capital Account balances of all Partners) to equal such Partner’s Percentage Interest. In connection therewith, income or gain otherwise allocable to

Trump shall be reallocated to TER to the extent necessary to offset any disproportionality between TER and TCI 2 Holdings, on the one hand, and Trump and TCI, on the other hand, as a result of TCI’s Capital Account balance.

Section 5.2. Special Allocations. Notwithstanding any provisions of Section 5.1, the following special allocations shall be made in the following order:

(a) Minimum Gain Chargeback (Nonrecourse Liabilities). If there is a net decrease in Partnership Minimum Gain for any Partnership fiscal year (except as a result of conversion or refinancing of Partnership Indebtedness, certain capital contributions or revaluation of the Partnership property as further outlined in Regulation Sections 1.704-2(d)(4), (f)(2) or (f)(3)), each Partner shall be specially allocated items of Partnership income and gain for such year (and, if necessary, subsequent years) in an amount equal to that Partner’s share of the net decrease in Partnership Minimum Gain. The items to be so allocated shall be determined in accordance with Regulation Section 1.704-2(f)(6). This paragraph (a) is intended to comply with the minimum gain chargeback requirement in said section of the Regulations and shall be interpreted consistently therewith. Allocations pursuant to this paragraph (a) shall be made in proportion to the respective amounts required to be allocated to each Partner pursuant hereto.

(b) Minimum Gain Attributable to Partner Nonrecourse Debt. If there is a net decrease in Minimum Gain Attributable to Partner Nonrecourse Debt during any fiscal year (other than due to the conversion, refinancing or other change in the debt instrument causing it to become partially or wholly nonrecourse, certain capital contributions or certain revaluations of Partnership property (as further outlined in Regulation Section 1.704-2(i)(4))), each Partner shall be specially allocated items of Partnership income and gain for such year (and, if necessary, subsequent years) in an amount equal to the Partner’s share of the net decrease in the Minimum Gain Attributable to Partner Nonrecourse Debt. The items to be so allocated shall be determined in accordance with Regulation Section 1.704-2(i)(4) and (j)(2). This paragraph (b) is intended to comply with the minimum gain chargeback requirement with respect to Partner Nonrecourse Debt contained in said section of the Regulations and shall be interpreted consistently therewith. Allocations pursuant to this paragraph (b) shall be made in proportion to the respective amounts required to be allocated to each Partner pursuant hereto.

(c) Qualified Income Offset. In the event a Limited Partner unexpectedly receives any adjustments, allocations or distributions described in Regulation Section 1.704-1(b)(2)(ii) (d)(4), (5) or (6), and such Limited Partner has an Adjusted Capital Account Deficit, items of Partnership income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit as quickly as possible. This paragraph (c) is intended to constitute a “qualified income offset” under Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(d) Nonrecourse Deductions and Liabilities. Nonrecourse Deductions for any fiscal year or other applicable period shall be allocated to the Partners in accordance with their respective Percentage Interests. For purposes of Regulation Section 1.752-3(a)(3),

“excess nonrecourse liabilities” shall, subject to Section 7.12(b), be allocated among the Partners (i) first, to each Partner in an amount equal to such Partner’s 704(c) gain (to the extent not captured pursuant to debt allocated pursuant to Regulation Section 1.752-3(a)(1) and (2)) and (ii) thereafter, in the same manner as the Taj Lease Income is allocated pursuant to Section 5.1(a).

(e) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any fiscal year or other applicable period shall be specially allocated to the Partner that bears the economic risk of loss for the debt (i.e., the Partner Nonrecourse Debt) in respect of which such Partner Nonrecourse Deductions are attributable (as determined under Regulation Section 1.704-2(b) (4) and (i) (1)).

(f) Limitation on Loss Allocations. If the allocation of Net Loss (or any item of loss or deduction) to a Partner as provided in Section 5.1 hereof would create or increase an Adjusted Capital Account Deficit (treating for purposes of this Section 5.2(f) each Class B Sub-Capital Account and Class A Sub-Capital Account as held by separate Partners), there shall be allocated to such Partner only that amount of Net Loss as will not create or increase an Adjusted Capital Account Deficit. The Net Loss that would, absent the application of the preceding sentence, otherwise be allocated to such Partner shall be allocated to the other Partners in accordance with their relative Percentage Interests, subject to the limitations of this Section 5.2(f).

(g) Curative Allocation. The allocations set forth in subsections (a), (b), (c), (d), (e), and (f) of this Section 5.2 (the “Regulatory Allocations”) are intended to comply with certain requirements of Regulations Sections 1.704-1(b) and 1.704-2(i). Notwithstanding the provisions of Section 5.1, the Regulatory Allocations shall be taken into account in allocating other items of income, gain, loss and deduction among the Partners so that, to the extent possible, the net amount of such allocations of other items and the Regulatory Allocations to each Partner shall be equal to the net amount that would have been allocated to each such Partner if the Regulatory Allocations had not occurred.

(h) Additional Allocations. Notwithstanding the foregoing, if, upon dissolution of the Partnership and after taking into account all allocations of Net Income and Net Loss (and corresponding Tax Items) under this Article V, the distributions to be made in accordance with the positive Capital Account balances would result in a distribution that would be different from a distribution under Section 6.4 hereof, then gross items of income and gain (and corresponding Tax Items) for the taxable year of the dissolution (and, to the extent permitted under section 761(c) of the Code, gross items of income and gain (and corresponding Tax Items) for the immediately preceding taxable year) shall be allocated to the Partners to increase or decrease their Capital Account balances, as the case may be, so that the final distribution will occur in the same manner as a distribution under Section 6.4 hereof.

Section 5.3. Tax Allocations.

(a) Generally. Subject to paragraphs (b) and (c) hereof, items of income, gain, loss, deduction and credit to be allocated for income tax purposes (collectively, “Tax Items”) shall be allocated among the Partners on the same basis as their respective book items are allocated pursuant to Sections 5.1 and 5.2.

(b) Sections 1245/1250 Recapture. If any portion of gain from the sale of property is treated as gain which is ordinary income by virtue of the application of Code Sections 1245 or 1250 (“Affected Gain”), except to the extent that the tax treatment of such sale is governed by section 704(c) of the Code as provided under Section 5.3(c) hereof, then (i) such Affected Gain, to the extent attributable to depreciation or amortization allowed or allowable for any taxable period subsequent to the date hereof, shall be allocated among the Partners in the same proportion that the depreciation and amortization deductions giving rise to the Affected Gain were allocated and (ii) other Tax Items of gain of the same character that would have been recognized, but for the application of Code Sections 1245 and/or 1250, shall be allocated away from those Partners who are allocated Affected Gain pursuant to clause (i) so that, to the extent possible, the other Partners are allocated the same amount, and type, of capital gain that would have been allocated to them had Code Sections 1245 and/or 1250 not applied. For purposes hereof, in order to determine the proportionate allocations of depreciation and amortization deductions for each fiscal year or other applicable period, such deductions shall be deemed allocated on the same basis as Net Income or Net Loss for such respective period (or in the case of any items of income or loss that are specially allocated pursuant to this Agreement, allocations of corresponding depreciation and amortization deductions shall be made in the same manner as such special allocation of income or loss).

(c) Allocations Respecting Section 704(c).

(i) Property contributed to the Partnership shall be subject to Section 704(c) of the Code and Regulation Section 1.704-3 so that notwithstanding Section 5.2 hereof, taxable gain and loss from disposition of such property contributed to the Partnership that is subject to section 704(c) of the Code shall be allocated on a property by property basis in accordance with the Regulations promulgated thereunder. If the Gross Asset Value of any Partnership property is adjusted pursuant to paragraph (b) of the definition of “Gross Asset Value,” subsequent allocations of income, gain, loss and deduction with respect to such property will take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under section 704(c) of the Code and the Regulations thereunder. Notwithstanding the foregoing, tax depreciation and amortization with respect to Partnership property contributed by a Partner (x) pursuant to the Contribution Agreement between the Partnership and the Initial Limited Partner, dated as of June 12, 1995, (y) pursuant to the 1996 Contribution Agreement among Trump, TCI, THCR/LP and the Partnership, dated as of April 17, 1996, and (z) pursuant to the Marina Acquisition Agreement and the documents of transfer executed in connection therewith, dated as of October 7, 1996, shall be allocated on an aggregate basis for purposes of complying with the requirements of Section 704(c) of the Code, taking into account, for any particular taxable year for which such allocation is made, the aggregate amount of depreciation and amortization allowable with respect to the aggregate basis of such Partnership properties determined as of the respective date of contribution (and not taking into account (i) any increase in the basis of such properties resulting from improvements thereon made by the Partnership subsequent to the respective date of contribution or (ii) any additional basis resulting from any new property purchased by the Partnership in a taxable transaction subsequent to the respective date of contribution); provided that, the General Partner shall not specially allocate any Tax Items other than items of depreciation and amortization referred to in this sentence to cure for the effect of the ceiling rule set forth in Regulation Section 1.704-3(b). The Partnership shall allocate items of income, gain, loss and deduction allocated to it by a partnership to the Partner or Partners contributing the interest or interests in such partnership, so that, to the greatest extent possible and consistent with the foregoing, such contributing Partner or Partners are allocated the same amount and character of items of income, gain, loss and deduction with respect to such partnership that they would have been allocated had they contributed undivided interests in the assets owned by such partnership to the Partnership in lieu of contributing the interest or interests in the partnership to the Partnership.

(ii) Except as provided in the third sentence of paragraph (c)(i), the General Partner shall not specially allocate any Tax Items to cure for the effect of the ceiling rule set forth in Regulations Section 1.704-3(b).

(iii) The tax allocations made pursuant to this paragraph (c) shall be reflected only in the tax capital accounts of the Partners and shall have no effect on their Capital Accounts.

Section 5.4. Books of Account. At all times during the continuance of the Partnership, the General Partner shall maintain or cause to be maintained full, true, complete and correct books of account in accordance with GAAP, using the calendar year as the fiscal and taxable year of the Partnership. In addition, the Partnership shall keep all records required to be kept pursuant to the Act.

Section 5.5. Tax Matters Partner. The General Partner is hereby designated as the Tax Matters Partner within the meaning of Section 6231(a)(7) of the Code for the Partnership. Notwithstanding the foregoing, Trump shall have the right (a) to review, a reasonable time in advance of filing, and to consent to, the Partnership’s U.S. federal and applicable state income tax returns (such consent not to be unreasonably withheld or delayed); (b) to consult with the Tax Matters Partner in all tax matters that could adversely affect Trump, including the right to review in advance all submissions made by the Partnership to tax authorities and the right to have a representative present at all meetings with tax authorities; (c) to approve any settlement in connection with any tax audit or judicial settlement affecting partnership items that would affect Trump, such consent not to be unreasonably withheld or delayed; and (d) to approve the filing of any amended income tax return by the Partnership, or the extension of the statute of limitations in respect of any partnership item, if Trump could be affected, such consent not to be unreasonably withheld or delayed. Trump or any Permitted Holder shall be entitled to exercise the rights set forth in this Section 5.5 for so long as Trump or such Permitted Holder is a Partner, either directly or indirectly.

Section 5.6. Tax Elections and Returns. All elections required or permitted to be made by the Partnership under any applicable tax law shall be made by the General Partner in its sole and absolute discretion, except that the General Partner shall, if requested by a Limited Partner or a transferee, file an election on behalf of the Partnership pursuant to Section 754 of the Code to adjust the basis of the Partnership property in the case of a Transfer of a Partnership Interest or distribution from the Partnership, including Transfers made in connection with the exercise of the Rights, made in accordance with the provisions of this Agreement. Notwithstanding the foregoing, (x) Trump shall have the right to control the resolution of tax matters affecting or relating to Taj Associates in respect of periods ending on or prior to April 17, 1996, including requiring the Partnership, Trump Atlantic City Associates and Taj Associates to adjust the tax basis of assets held by Taj Associates in connection with the resolution of such tax matters to the extent such basis adjustments shall not reduce the amount of federal income tax depreciation and cost recovery deductions allocated or allocable to TER in respect of assets held by Taj Associates as the date hereof and contributions of the interests in Taj Associates to Trump Atlantic City Associates and (y) Trump shall have the right to control the resolution of tax matters affecting or relating to Trump Castle Associates, L.P. in respect of periods ending on or prior to October 7, 1996, including requiring the Partnership, Trump’s Castle Hotel & Casino, Inc. and Trump Castle Associates, L.P., to adjust the tax basis of assets held by Trump Castle Associates, L.P. in connection with the resolution of such tax matters to the extent such basis adjustments shall not reduce the amount of federal income tax depreciation and cost recovery deductions allocated or allocable to TER in respect of assets held by Trump Castle Associates, L.P. as of the date hereof and contributions of the interests in Trump Castle Associates, L.P. to the Partnership.

Section 5.7. Tax Certifications.

(a) The Partnership shall deliver to each Partner in the manner provided in Section 16.1, from time to time as necessary to implement timely the provisions of this Agreement, certificates executed by its chief financial officers and the Accountants indicating the respective calculations with respect to, and the amounts of, a Partner’s Excess Tax Amounts and the amount of any repayments to the Partnership called for thereunder, together with supporting schedules in reasonable detail all as of each pertinent date and delivered at least fifteen (15) Business Days prior to the date payment is due.

(b) The certificates delivered pursuant to paragraph (a) hereof shall be deemed approved by all parties and the Partnership shall act upon such certificates as provided in this Agreement unless within five (5) Business Days of delivery of such certificate a Partner objects to the contents of any certificate by written notice in detail sufficient to state the basis for the objection. The Partners shall negotiate in good faith to resolve such objection.

ARTICLE VI.

DISTRIBUTIONS

Section 6.1. General. Distributions of cash or property may be made in accordance herewith at such times as the General Partner deems appropriate in the order provided in this Article VI, subject to the limitations, if any, set forth in (i) the agreements governing the Partnership’s Indebtedness and (ii) the Act and other applicable law.

Section 6.2. Distributions for Taxes.

(a) Tax Distributions.

(i) Tax Distributions Attributable to Pro Rata Allocations. The Partnership shall distribute to the Partners on a quarterly basis, pro rata in proportion to their Percentage Interests, an amount determined by the General Partner which shall be equal to the aggregate amount which will cause the portion distributed to each Partner to be sufficient to cover all federal, state and local income taxes and, when applicable, alternative minimum tax (including required estimated payments), incident to ownership of their Class A Units and, if applicable, Class B Units (including Code Section 704(c) gain) computed at the Tax Percentage for the relevant year of determination. For this purpose, in determining the amount of a Partner’s applicable federal, state and local income taxes and, when applicable, alternative minimum tax, incident to the ownership of the Class A Units and Class B Units, if applicable, the impact of tax losses or credits arising before the Effective Date shall be disregarded, but there shall be taken into account in any year (to the extent not previously taken into account), any income tax benefit attributable to the Partnership which could be realized (without regard to the actual realization) by the Partner in the current or any prior taxable year, or portion thereof, commencing on the Effective Date (including any tax losses or credits), computed at the applicable Tax Percentage for the year that such benefit is taken into account for purposes of this computation. Moreover, for this purpose, the impact of the special allocations set forth in Section 5.1(a), the first sentence of Section 5.1(d), and Section 5.1(e), shall not be considered in determining the amount of federal, state, and local income taxes and alternative minimum tax incident to ownership of the Class A Units and Class B Units. Notwithstanding anything to the contrary, any federal, state or local income taxes and alternative minimum tax incurred by Trump or TCI as a result of the allocation of income to Trump or TCI as a result of the liquidations of the direct or indirect corporate subsidiaries of the Partnership or the conversions of the direct or indirect subsidiary partnerships of the Partnership into disregarded entities for federal income tax purposes, in each case in connection with the Restructuring, shall be considered in making the determinations referred to above.

(ii) Other Tax Distributions. The Partnership shall distribute to each Partner, on a quarterly basis an amount sufficient to cover all federal, state and local income taxes and, when applicable, alternative minimum tax (including required estimated payments), attributable to the special allocations to such Partner set forth in Section 5.1(a), the first sentence of Section 5.1(d), and Section 5.1(e), computed at the applicable Tax Percentage for such Partner for the relevant year of determination. For this purpose, in determining the amount of a Partner’s applicable federal, state and local income taxes and, when applicable, alternative minimum tax, under this subparagraph (ii), the impact of tax losses or credits arising before the Effective Date shall be disregarded, but there shall be taken into account in any year (to the extent not previously taken into account either in a prior year or under subparagraph (i) above), any income tax benefit attributable to the Partnership which could be realized (without regard to the actual realization) by the Partner in the current or any prior taxable year, or portion thereof, commencing on the Effective Date (including any tax losses or credits), computed at the applicable Tax Percentage for the year that such benefit is taken into account for purposes of this computation.

If the aggregate amount of distributions to cover estimated tax payments received by any Partner pursuant to Section 6.2(a) exceeds the distribution to which such Partner is actually entitled, such Partner shall forthwith refund such excess to the Partnership at the request of the General Partner.

Notwithstanding the provisions of this Section 6.2(a), no distributions shall be made pursuant to this Section 6.2(a) with respect to taxes to Trump or TCI that have been (or are entitled to be) indemnified pursuant to Section 6.3.

(b) Amounts distributed to a Partner pursuant to paragraph (a) (ii) shall constitute an Excess Tax Amount, and shall be treated as an early distribution of amounts expected to become otherwise distributable to such Partner pursuant to this Agreement. Subsequent distributions to which such Partner would otherwise be entitled pursuant to Section 6.4 and Section 8.2 shall not be distributed to such Partner but shall instead be deemed to have been distributed and used to reduce prior Excess Tax Amounts until all previous distributions of Excess Tax Amounts have been reduced to zero. Further, upon an exchange or repurchase of a Partner’s Class A Units or Class B Units pursuant to the Exchange Rights Agreement, the aggregate number of shares of Common Stock or the amount of cash, as applicable, to which such Partner would otherwise be entitled under the Exchange Rights Agreement shall, as provided in the Exchange Rights Agreement, be reduced in an amount equal to any outstanding Excess Tax Amount with respect to such Partner.

(c) In addition to the certificates required by Section 5.7, the Partnership shall furnish the Partners with such information as they shall reasonably request from time to time respecting estimates of the Partnership’s taxable income or loss (and items thereof) for any fiscal year or portion thereof.

(d) Any amount paid by the Partnership for or with respect to any Partner on account of any withholding tax or other tax payable with respect to the income, profits or distributions of the Partnership pursuant to the Code, the Regulations or any state or local statute, regulation or ordinance requiring such payment (a “Withholding Tax Act”) shall be treated as a distribution to such Partner for all purposes of this Agreement, consistent with the character or source of the income, profits or cash which gave rise to the payment or withholding obligation. If the aggregate amounts paid by the Partnership under Withholding Tax Acts shall exceed the distribution to which such Partner actually is entitled under Article VI, such Partner shall forthwith refund such excess to the Partnership, failing which such excess shall be treated as an Excess Tax Amount and, as such, shall be applied to and reduce the amount otherwise distributable pursuant to Article VI (including, for this purpose, Sections 6.2(a) and 6.3) to such Partner in respect of the Partnership’s next succeeding fiscal year or years.

(e) The General Partner shall have the authority to take all actions necessary to enable the Partnership to comply with the provisions of this Section 6.2. Nothing in this Section 6.2 shall create any obligation on the General Partner to advance funds to the Partnership or to borrow funds from third parties in order to make distributions pursuant to Section 6.2(a) or 6.3, or any payments on account of any liability of the Partnership under a Withholding Tax Act.

Section 6.3. Transfers of Specified Property; Indemnification. Except as provided in this Section 6.3, the Partnership shall not sell, transfer or otherwise dispose of any Specified Property in a transaction in which gain is recognized (in whole or in part) for U.S. federal income tax purposes without the prior written consent of Trump. If the Partnership desires to sell, transfer or otherwise dispose of a Specified Property in a transaction in which gain is recognized, such transaction shall be effected in accordance with this Section 6.3.

(a) Not less than sixty (60) days prior to the date on which any such sale, transfer or disposition is contemplated by the parties thereto to be consummated, the Partnership shall notify Trump thereof in writing, which notice shall set forth the names of the parties to such proposed transaction and, in reasonable detail, the terms of such transaction.

(b) Within ten (10) Business Days of receipt of such notice, Trump shall advise the Partnership in writing as to whether he consents to the transaction described in such notice.

(c) If Trump does not consent to such transaction in writing prior to the consummation thereof, subject to the provisions of subparagraph (d) below, the Partnership may nevertheless proceed with such transaction, provided that the Partnership shall to the fullest extent permitted by law indemnify and hold Trump, and, so long as it is owned by Trump, TCI, harmless from and against any and all U.S. federal, state and local income tax and, when applicable alternative minimum tax, costs and expenses incurred (or to be incurred) or payable by Trump and, so long as it is owned by Trump, by TCI, respectively, due to his/its status as a Partner and attributable or relating to such transaction, including, without limitation, the tax costs and expenses associated with any indemnification provided by the Partnership pursuant to this subparagraph (c). The amount payable by the Partnership pursuant to such indemnification shall be determined by comparing the amount of federal, state and local income taxes and alternative minimum tax incurred by Trump and, if applicable, TCI during such taxable year with the amount of federal, state and local income taxes and alternative minimum tax he or it would have incurred if such taxable sale, transfer or other disposition of the subject Specified Property had not occurred.

(d) If the Partnership determines to proceed with any such sale, transfer or other disposition of a Specified Property therein without Trump’s prior written consent:

(i) The Partnership shall notify Trump of its determination to so proceed and to indemnify Trump and, as applicable, TCI pursuant to subparagraph (c) above.

(ii) Not fewer than ten (10) Business Days after receipt of such notice, Trump shall, or shall cause his accountant (the “Trump Accountant”) to, provide a written and reasonably detailed estimate of federal, state and local income taxes and, when applicable, alternative minimum tax, to be incurred by Trump and, so long as it shall be owned by Trump, TCI in the year of such proposed transaction, with and without giving effect to such transaction, and a written and reasonably detailed calculation of the amount of indemnity expected to be payable to Trump and, so long as it shall be owned by Trump, TCI, pursuant to subparagraph (c) in consequence of such disposition.

(iii) If accountants chosen by the Partnership (the “Partnership Accountants”) disagree with such estimate and/or calculation or if Trump (or the Trump Accountant) does not timely provide such estimate and/or calculation, within ten (10) days after the last day for Trump (or the Trump Accountant) to timely reply pursuant to clause (ii) above, the Partnership shall cause the Partnership Accountants to provide to Trump a written and reasonably detailed calculation of their estimate and calculation of the amounts referred to in such clause (ii).

(iv) If the Trump Accountant disagrees with the Partnership Accountants’ estimate and/or calculation prepared pursuant to clause (iii) above, the Trump Accountant and the Partnership Accountants shall negotiate in good faith to resolve such disagreement. If the Trump Accountant and the Partnership Accountants are unable to resolve such disagreement within ten (10) days after receipt of the Partnership Accountants’ estimate and calculation pursuant to clause (iii), the disagreement may be submitted to mediation as provided in clause (v) by either such party by written notice to the other party (provided that either such party may choose not to mediate and proceed directly to resolve such disagreement, as provided in clause (vi)).

(v) A mediator to resolve such disagreement shall be mutually selected by the Trump Accountant, on the one hand, and the Partnership Accountants, on the other hand. If such parties cannot agree on a mediator within ten (10) days of the notice of intent to mediate described in clause (iv) above, the CPR Institute for Dispute Resolution (“CPR”) shall designate a mediator at the request of either such party. The mediator shall conduct the mediation in New York City during business hours within ten (10) days of appointment. The Trump Accountant and the Partnership Accountants shall discuss their differences in good faith and attempt, with the mediator’s assistance, to reach an amicable resolution of the disagreement. The mediation shall be treated as a settlement discussion and shall therefore be deemed confidential within the meaning of the Federal Rules of Evidence, except that no statements of fact by any party may be used against any such party if the mediation is unsuccessful. The mediator may not testify for either party in any later proceeding related to the disagreement. The mediation proceeding shall not be recorded or transcribed. Each of the Partnership and Trump shall bear its or his own respective costs and expenses incurred in connection with such mediation, provided that, for the avoidance of doubt, the Partnership shall pay the fees and expenses of the Partnership Accountants and Trump shall pay the fees and expenses of the Trump Accountant. The Partnership and Trump shall share equally the fees and expenses of the mediator.

(vi) If (x) either the Trump Accountant or the Partnership Accountants elect not to mediate as provided in clause (v) above, or (y) if such parties have agreed to mediate but have not resolved all disagreement within the mediation period provided above, the mediation shall terminate, and within ten (10) days of the later of (x) or (y), the Trump Accountant and the Partnership Accountants shall promptly submit such dispute for resolution to the New York office of an independent certified public accounting firm of recognized national standing, which accounting firm shall be mutually acceptable to the Trump Accountant, on the one hand, and the Partnership Accountants, on the other hand (the “Resolving Accountant”). If the Trump Accountant and the Partnership Accountants cannot so agree on the Resolving Accountant within such ten (10) day period, CPR shall select such Resolving Accountant within ten (10) additional days. Unless otherwise expressly agreed by the Trump Accountant, on the one hand, and the Partnership Accountants, on the other hand, the Resolving Accountant shall render its decision as to such disagreement within thirty (30) days after it is referred to the Resolving Accountant. The Resolving Accountant’s function shall be to resolve only such unresolved matters that are the subject of such disagreement in accordance with the terms and provisions of this Agreement. The decision of the Resolving Accountant shall be conclusive, final and binding upon the Partnership, the Partnership Accountants, Trump and the Trump Accountants and shall not be subject to any challenge or appeal by any such party. The fees of the Resolving Accountant shall be shared equally by the Partnership and Trump.

(e) Subject to subparagraph (i), the Partnership shall make any and all indemnity payments payable pursuant to subparagraph (c) above (as finally agreed or determined pursuant to subparagraph (d) above) to Trump and, so long as it shall be owned by Trump, to TCI, on or prior to the date of consummation of such sale, transfer or other disposition of the Specified Property or interest therein (it being understood that the payment in full of such indemnity payment or payments to Trump and, as applicable, TCI shall be a condition to the consummation of any such sale, transfer or other disposition). Subject to subparagraph (i), the Partnership shall make any and all indemnity payments payable pursuant to subparagraph (c) above (as finally agreed or determined pursuant to subparagraph (d) above)

to Trump and, so long as it shall be owned by Trump, to TCI, at or prior to the time of consummation of such sale, transfer or other disposition of the Specified Property (it being understood that the payment in full of such indemnity payment or payments to Trump and, as applicable, TCI shall be a condition to the consummation of any such sale, transfer or other disposition). All indemnity payment or payments (or adjustments to indemnity payments pursuant to Section 6.3(f) or Section 6.3(g)) shall be made by the obligor by wire transfer of immediately available funds to an account specified in writing by the obligee.

(f) No later than fifteen (15) days following the earlier of (i) the filing by Trump or, as applicable, TCI of his or its federal income tax return for the year of sale, transfer or other disposition of a Specified Property that gives rise to the indemnity payments made pursuant to subparagraph (e) above or (ii) the due date (including extensions) for filing such tax returns, Trump shall, or shall cause the Trump Accountant to, provide to the Partnership Accountants a written and reasonably detailed calculation of federal, state and local income taxes and, when applicable, alternative minimum tax, incurred by Trump and, so long as it shall be owned by Trump, TCI for such year prepared using the information reflected on Trump’s, and as applicable, TCI’s federal, state and local income tax returns for such year (the “Applicable Tax Returns”), with and without giving effect to such transaction, and a written and reasonably detailed calculation of the amount of indemnity payable to Trump and, so long as it shall be owned by Trump, TCI, pursuant to subparagraph (c) in consequence of such disposition. Clauses (iii) through (vi) of subparagraph (d) shall be applicable to any disagreement relating to such calculation between the Trump Accountant, on the one hand, and the Partnership Accountants, on the other hand. Subject to subparagraph (i) below, within five (5) Business Days after the determination of the indemnity amount, as finally agreed or otherwise determined (pursuant to the dispute resolution provisions of subparagraph (d)), either (i) Trump shall pay and, as applicable, shall cause TCI to pay, to the Partnership the excess, if any, of the amount paid pursuant to subparagraph (e) over the amount as finally determined pursuant to this subparagraph (f), or (ii) the Partnership shall pay to Trump and, as applicable, TCI the excess, if any, of the amount as finally determined pursuant to this subparagraph (f) over the amount previously paid pursuant to subparagraph (e) above.

(g) If (x) the Partnership files an amended tax return for a year in which an indemnified disposition of a Specified Property occurred, (y) a tax return of the Partnership for such year is the subject of a determination (as that term is defined in Code Section 1313(a), with similar principles applicable for state or local tax purposes) or (z) an Applicable Tax Return is the subject of a determination, then within sixty (60) days following the filing of such amended return or such determination, Trump shall, or shall cause the Trump Accountant to, revise the computation described in subparagraph (f) (in accordance with the procedures set forth therein), calculated as if the Applicable Tax Return had been filed on the basis of such amended return (in the case of clause (x)) or on the basis of such determination (in the case of clause (y) or (z)). Subject to subparagraph (i), within five (5) Business Days after the revised indemnity amount with respect to such Applicable Tax Return has been finally agreed or otherwise determined (pursuant to the dispute resolution provisions of subparagraph (d)), either (i) the Partnership shall pay to Trump, and as applicable, TCI, the excess of the revised indemnity amount over the net amount previously paid to Trump and, as applicable, TCI pursuant to this Section 6.3 with respect to such Applicable Tax Return or (ii) Trump shall pay and, as applicable, shall cause TCI to pay to the Partnership the excess of the net amount previously paid to Trump and, as applicable, TCI pursuant to this Section 6.3 with respect to such Applicable Tax Return over the revised indemnity amount. Except as explicitly provided in this subparagraph (g), no indemnity amounts determined pursuant to subparagraphs (d) and (f) shall be redetermined, and no further amounts shall be payable, in connection with any indemnified disposition of a Specified Property.

(h) Payments made by the Partnership to Trump and TCI pursuant to this Section 6.3 shall be treated as guaranteed payments within the meaning of Section 707(c) of the Code.

(i) Notwithstanding anything to the contrary in this Section 6.3, the maximum amount payable in the aggregate to Trump and TCI pursuant to this Section 6.3 with respect to any or all of the Specified Properties in one or multiple transactions throughout the life of the Partnership from and after the date hereof shall not exceed $100 million. For the avoidance of doubt, the amount of such indemnification (and any costs incurred in respect thereof) shall be borne by all Partners (including Trump and TCI as Partners) in accordance with their relative Percentage Interests, shall not be indemnified, and shall be allocated in accordance with Article V.

(j) Each of Trump and the Partnership shall (and shall cause the Trump Accountant and the Partnership Accountants, respectively, to) reasonably cooperate with one another and with their respective advisors in connection with the preparation of the calculations of the amount payable by or to the Partnership, Trump and/or TCI pursuant to this Section 6.3, including, without limitation, by making books and records available for review and making advisors (including accountants) available to discuss matters relating to such calculations. Notwithstanding the foregoing agreement of cooperation, the Partnership shall, and shall cause its partners (other than Trump and his controlled Affiliates), officers, directors (or similar Persons), employees, representatives, advisors, accountants (including the Partnership Accountants), agents and Affiliates (collectively, “Representatives”) to, maintain any information provided or made available thereto (regardless of the format or medium in which it is so provided or made available) by or on behalf of Trump or the Trump Accountant in connection with such calculation or otherwise pursuant to this Section 6.3 strictly confidential and, without the prior written consent of Trump (and subject to the provisos below), shall not disclose any such information to any Person other than the Partnership and its Representatives who need to know such information for the purpose of determining such calculation (which Representatives shall have agreed to comply with the confidentiality provisions of this subparagraph (j)), provided that, without the prior written consent of Trump, the Partnership shall not (and shall cause its Representatives not to) disclose any such information relating to Trump’s personal income tax or his liability therefor to any Person other than the Partnership Accountants, the Trump Accountant, the Resolving Accountant and the mediator referred to above; provided, however, that the Partnership and its Representatives may otherwise disclose such information only to the extent required by applicable law, provided that, not less than ten (10) days prior to any such required disclosure, the Partnership shall notify Trump thereof (which notice shall include, to the extent possible, and describe in reasonable detail such information so required to be disclosed) and shall reasonably cooperate with Trump to obtain assurance that such information so disclosed will be accorded confidential treatment (it being understood, however, that the General Partner may publicly disclose only the amount of indemnification paid pursuant to this Section 6.3).

Section 6.4. Other Distributions. After payments and distributions, if any, of the amounts set forth in Section 6.2 above, and subject to Section 6.2(b), the Partnership may distribute, in the discretion of a majority of the board of directors of the General Partner, cash or other property, valued at its Fair Market Value, to the Partners. Any such distributions shall be made pro rata in accordance with their Percentage Interests.

Section 6.5. Non-Recourse. Notwithstanding any other provisions of this Agreement, the obligations to make distributions contemplated hereby shall be limited to the assets of the Partnership and shall be non-recourse with respect to the Partners and any of their assets.

ARTICLE VII.

RIGHTS, DUTIES AND RESTRICTIONS OF THE GENERAL PARTNER

Section 7.1. Powers and Duties of General Partner.

(a) The General Partner shall be responsible for the management of the Partnership’s business and affairs. Except as otherwise expressly provided in this Agreement, and subject to the limitations contained in Section 7.2 hereof with respect to Major Decisions, the General Partner shall have, and is hereby granted, full and complete power, authority and discretion to take such action for and on behalf of the Partnership and in its name as the General Partner shall, in its sole and absolute discretion, deem necessary or appropriate to carry out the Partnership’s business and the purposes for which the Partnership was organized. Except as otherwise expressly provided herein, and subject to Section 7.2 hereof, the General Partner shall, on behalf of, and at the expense of, the Partnership, have the right, power and authority:

(i) to manage, control, invest, reinvest, acquire by purchase, lease or otherwise, sell, contract to purchase or sell, grant, obtain or exercise options to purchase, options to sell or conversion rights, assign, transfer, convey, deliver, endorse, exchange, pledge, mortgage, abandon, improve, repair, maintain, insure, lease for any term and otherwise deal with any and all property of whatsoever kind and nature, and wheresoever situated, in furtherance of the business or purposes of the Partnership;

(ii) to acquire, directly or indirectly, interests in gaming ventures of any kind and of any type, and any and all kinds of interests therein (including, without limitation, Entities investing therein), and to determine the manner in which title thereto is to be held; to manage (directly or through management agreements), insure against loss, protect and subdivide any of such gaming ventures, interests therein or parts thereof; and to participate in the ownership, management and operation of any gaming venture;

(iii) to employ, engage, indemnify or contract with or dismiss from employment or engagement Persons to the extent deemed necessary or appropriate by the General Partner for the operation and management of the Partnership’s business, including but not limited to contractors, subcontractors, engineers, architects, surveyors, mechanics, consultants, accountants, attorneys, insurance brokers and others;

(iv) to enter into contracts on behalf of the Partnership, and to cause all General Partner Expenses to be paid;

(v) to borrow or loan money, obtain or make loans and advances from and to any Person for Partnership purposes and to apply for and secure from or accept and grant to any Person credit or accommodations; to contract liabilities and obligations (including interest rate swaps, caps and hedges) of every kind and nature with or without security; and to repay, collect, discharge, settle, adjust, compromise or liquidate any such loan, advance, obligation or liability;

(vi) to grant security interests, mortgage, assign, deposit, deliver, enter into sale and leaseback arrangements or otherwise give as security or as additional or substitute security or for sale or other disposition any and all Partnership property, tangible or intangible, including, but not limited to, personal property and real estate and interests in land trusts, and to make substitutions thereof, and to receive any proceeds thereof upon the release or surrender thereof; to sign, execute and deliver any and all assignments, deeds, bills of sale and contracts and instruments in writing; to authorize, give, make, procure, accept and receive moneys, payments, property notices, demands, protests and authorize and execute waivers of every kind and nature; to enter into, make, execute, deliver and receive agreements, undertakings and instruments of every kind and nature; and generally to do any and all other acts and things incidental to any of the foregoing or with reference to any dealings or transactions which the General Partner may deem necessary, proper or advisable to effect or accomplish any of the foregoing or to carry out the business and purposes of the Partnership;

(vii) to acquire and enter into any contract of insurance (including, without limitation, general partner liability and partnership reimbursement insurance policies) which the General Partner may deem necessary or appropriate;

(viii) to conduct any and all banking transactions on behalf of the Partnership; to adjust and settle checking, savings and other accounts with such institutions as the General Partner shall deem appropriate; to draw, sign, execute, accept, endorse, guarantee, deliver, receive and pay any checks, drafts, bills of exchange, acceptances, notes, obligations, undertakings and other instruments for or relating to the payment of money in, into or from any account in the Partnership’s name; to make deposits into and withdrawals from the Partnership’s bank accounts and to negotiate or discount commercial paper, acceptances, negotiable instruments, bills of exchange and dollar drafts;

(ix) to demand, sue for, receive and otherwise take steps to collect or recover all debts, rents, proceeds, interests, dividends, goods, chattels, income from property, damages and all other property, to which the Partnership may be entitled or which are or may become due the Partnership from any Person; to commence, prosecute or enforce, or to defend, answer or oppose, contest and abandon all legal proceedings in which the Partnership is or may hereafter be interested; and to settle, compromise or submit to arbitration any accounts, debts, claims, disputes and matters which may arise between the Partnership and any other Person and to grant an extension of time for the payment or satisfaction thereof on any terms, with or without security;

(x) to acquire interests in and contribute money or property to any limited or general partnerships, joint ventures, Subsidiaries or other Entities as the General Partner deems desirable and to conduct the Partnership’s business through such Entities;

(xi) to maintain or cause to be maintained the Partnership’s books and records;

(xii) to prepare and deliver, or cause to be prepared and delivered, all financial and other reports with respect to the operations of the Partnership, and prepare and file all tax returns and reports;

(xiii) to do all things which are necessary or advisable for the protection and preservation of the Partnership’s business and assets, and to execute and deliver such further instruments and undertake such further acts as may be necessary or desirable to carry out the intent and purposes of this Agreement and as are not inconsistent with the terms hereof; and

(xiv) in general, to exercise all of the general rights, privileges and powers permitted to be had and exercised under the Act.

(b) Except as otherwise provided in this Agreement, to the extent the duties of the General Partner require expenditures of funds to be paid to third parties, the General Partner shall not have any obligations hereunder except to the extent that Partnership funds are reasonably available to it for the performance of such duties, and nothing herein contained shall be deemed to require the General Partner, in its capacity as such, to expend its individual funds for payment to third parties or to undertake any specific liability or litigation on behalf of the Partnership.

(c) Notwithstanding the provisions of Section 7.1(a), the Partnership shall not commingle its funds with those of any Affiliate or other Entity; funds and other assets of the Partnership shall be separately identified and segregated; all of the Partnership’s assets shall at all times be held by or on behalf of the Partnership, and, if held on behalf of the Partnership by another Entity, shall at all times be kept identifiable (in accordance with customary usages) as assets owned by the Partnership; and the Partnership shall maintain its own separate bank accounts, payroll and books of account.

(d) Notwithstanding the provisions of Section 7.1(a), the Partnership shall pay from its own assets all obligations of any kind incurred by the Partnership.

Section 7.2. Major Decisions. The General Partner shall not, without the prior Consent of the Limited Partners undertake, on behalf of the Partnership, any of the following actions at any time that the Limited Partners (not including the General Partner) own in the aggregate more than ten percent (10%) of the issued and outstanding Partnership Interests (the “Major Decisions”):

(a) except as permitted by Articles IX and XII hereof, admit a new Limited Partner;

(b) make a general assignment for the benefit of creditors or appoint or acquiesce in the appointment of a custodian, receiver or trustee for all or any part of the assets of the Partnership;

(c) institute any proceedings for Bankruptcy on behalf of the Partnership; or

(d) dissolve the Partnership.

Without the consent of all the Limited Partners, the General Partner shall have no power to do any act in contravention of this Agreement or possess any Partnership property for other than a Partnership purpose. In addition, the General Partner shall have no power to do any act in contravention of applicable law.

Section 7.3. Reimbursement of the General Partner.

(a) Except as provided in this Section 7.3 and elsewhere in this Agreement (including the provisions of Articles VI and VIII), the General Partner shall not receive payments from, or be compensated for its services as general partner of, the Partnership.

(b) The General Partner shall be reimbursed on a monthly basis, or such other basis as the General Partner may determine in its sole and absolute discretion, for all General Partner Expenses. The Partners agree that the General Partner Expenses shall be deemed to be incurred on behalf of the Partnership. The General Partner represents that, except as permitted by Section 7.4, its sole business is the ownership of direct and indirect interests in and operation of the Partnership and as such all of the General Partner Expenses will be incurred for the benefit of the Partnership.

Section7.4. Outside Activities of the General Partner. Without the Consent of the Limited Partners, the General Partner shall not directly or indirectly enter into or conduct any Outside Business Activity.

Section 7.5. Contracts with Affiliates.

(a) The Partnership may engage in transactions and enter into contracts with Affiliates on terms that are no less favorable to the Partnership than would be available at the time of such transaction or transactions in a comparable transaction in arms-length dealings with an unaffiliated third party; provided that, the foregoing shall not limit or affect in any respect any of the transactions or contracts with Trump or his Affiliates that are contemplated by this Agreement or the Plan or are otherwise in being or effect as of the Effective Date.

(b) Notwithstanding the foregoing:

(i) No compensation shall be paid directly or indirectly to the Initial Limited Partner by the Partnership or any of its Subsidiaries, except (A) as set forth in the Services Agreement, (B) as set forth in the Trademark License Agreement, (C) as set forth in the Right of First Offer Agreement, (D) as set forth in the Trump Tower Lease, or (E) with the approval of the Special Committee of the board of directors of the General Partner; and

(ii) The Partnership and its Subsidiaries shall not enter into any management, services, consulting or similar agreements with the Initial Limited Partner or any of his controlled Affiliates, except (A) as set forth in the Services Agreement, or (B) employment agreements in the ordinary course of business, consistent with industry practice, which are approved by the Compensation Committee of the board of directors of the General Partner.

provided, however, that, for the avoidance of doubt, the foregoing shall not limit or affect in any respect any of the transactions or contracts with Trump or his Affiliates that are contemplated by this Agreement or the Plan or are otherwise in being or effect as of the Effective Date.

Section 7.6. Title to Partnership Assets. Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an Entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner or one or more nominees, as the General Partner may determine, including Affiliates of the General Partner. The General Partner hereby acknowledges and confirms that any Partnership assets for which legal title is held in the name of the General Partner or any nominee or Affiliate of the General Partner shall be held by the General Partner for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use its best efforts to cause beneficial and record title to such assets to be vested in the Partnership as soon as reasonably practicable. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which legal title to such Partnership assets is held.

Section 7.7. Reliance by Third Parties. Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General

Partner has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner as if it were the Partnership’s sole party in interest, both legally and beneficially. In no event shall any Person dealing with the General Partner or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (i) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (ii) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (iii) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

Section 7.8. Liability of the General Partner.

(a) Notwithstanding anything to the contrary set forth in this Agreement, the General Partner shall not be liable for monetary or other damages to the Partnership, any of the Partners or any assignee of any interest of any Partner for losses sustained or liabilities incurred as a result of errors in judgment or of any act or omission if the General Partner acted in good faith without fraud, gross negligence, willful misconduct or a breach of the General Partner’s fiduciary duties to the Limited Partners. The General Partner shall not be obligated to make any additional payments from its own funds or Capital Contributions for the purpose of returning any capital of the Limited Partners.

(b) Subject to its obligations and duties as General Partner set forth in Section 7.1 hereof, the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents. The General Partner shall not be responsible for any act of any such agent appointed by it in good faith and without gross negligence including, without limitation, any willful misconduct or gross negligence on the part of any such agent.

Section 7.9. Officers of the Partnership. The Partnership shall have such officers, if any, as the General Partner from time to time may in its discretion elect or appoint. The Partnership may also have such agents, if any, as the General Partner from time to time may in its discretion choose. Each officer shall have such duties and powers as are commonly incident to his or her office and such additional duties and powers as the General Partner may from time to time designate. Each officer and agent shall retain his or her authority at the discretion of the General Partner.

Section 7.10. Covenants of TER Regarding the Issuance of New Securities. TER hereby covenants and agrees that so long as it is a General Partner:

(a) TER shall not issue any additional shares of Class B Stock, except to the Initial Limited Partner and his Permitted Holders.

(b) TER shall not issue any additional New Securities, other than pro rata to all holders of Common Stock unless (x) the General Partner shall cause the Partnership to issue to TER (or, in the absence of such issuance, there shall be deemed to have been issued to TER) Additional Partnership Interests, as provided in Section 4.2(b)(i) and (y) TER contributes the gross proceeds (net of any Issuance Costs not paid by the Partnership, which Issuance Costs shall be deemed to have been contributed to the Partnership as a Capital Contribution for purposes of Section 4.3), if any, from the issuance of such New Securities and from the exercise of rights contained in such New Securities to the Partnership.

(c) In connection with any issuance of New Securities pursuant to paragraph (b) of this Section 7.10, TER shall make a Capital Contribution to the Partnership of the gross proceeds (net of any Issuance Costs not paid by the Partnership) raised in connection with such issuance (and any proceeds paid upon conversion or exchange of the New Securities) and the Partnership shall, as agent for TER, simultaneously pay the Issuance Costs to the extent included in General Partner Expenses, and credit such contribution to the capital account of TER.

Section 7.11. Other Matters Concerning the General Partner.

(a) The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report or other document reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b) The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the advice or opinion of such Persons as to matters which the General Partner reasonably believes to be within such Person’s professional or expert competence and in accordance with such advice or opinion shall be prima facie evidence that such actions have been done or omitted in good faith.

(c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers and any attorney or attorneys-in-fact duly appointed by the General Partner. Each such attorney shall, to the extent provided by the General Partner in the power of attorney, have full power and authority to do and perform all and every act and duty which is permitted or required to be done by the General Partner hereunder.

Section 7.12. Certain Covenants of the Partnership.

(a) Except as set forth below, until the earlier of (i) Trump’s death, (ii) the date upon which Trump is no longer a Partner, or (iii) the sale or other disposition of assets comprising not less than 90% of the fair value of the gross assets of the Company and its subsidiaries (excluding from such calculation, current assets), the Partnership shall maintain New Notes or replacement debt (described below) of at least $730 million. If the $730 million of Indebtedness described above is not in form of New Notes, then such replacement debt must satisfy all of the requirements of Code Section 465(b)(6), it being understood and agreed that debt issued under SEC Rule 144A (including registered debt issued in a subsequent A/B exchange) shall be deemed to satisfy the “holder” requirement of Code Section 465(b)(6)(B)(ii).

(b) Within (i) sixty (60) days after Trump’s receipt of his Form K-1 for each tax year or (ii) twenty (20) days after receipt of notice of the intended disposition of any Specified Property pursuant to Section 6.3, Trump shall determine in good faith and then notify the General Partner (including with reasonable documentation supporting such determination) the extent to which, if any, the amount of New Notes or replacement debt specified in Section 7.12(a) and the special allocation of excess nonrecourse liabilities specified in the second sentence of Section 5.2(d) are still necessary to avoid taxable income recognition by Trump or TCI pursuant to Code Section 465(e) or Code Section 731, computed as of the end of such prior taxable year (in the case of clause (ii), after giving effect to the transaction stated in the notice and any payments required under Section 6.3, if any). If and to the extent that such amount or such special allocation is no longer necessary, the Partnership shall, as the case may be, (i) no longer be required to maintain such debt or (ii) no longer maintain such special allocation of excess nonrecourse liabilities (and such special allocation shall be deemed to be adjusted accordingly) and, at such time as such special allocation is of no further effect, Section 5.1(a) shall terminate and be of no further force or effect.

(c) The Partnership shall file its tax returns and reports consistently with the position that the New Notes constitute qualified nonrecourse financing, and the allocation set forth in Section 5.2(d), and agrees to use reasonable efforts to support the foregoing positions in any tax audit or proceeding involving the Partnership, but the Partnership does not warrant that these positions may not be successfully challenged. Trump may, at his option, guarantee all or any portion of the debt of the Partnership, on a “bottom guarantee” basis or otherwise on such terms as Trump in his sole discretion shall determine.

(d) The Partnership shall inform Trump of the results of any Collateral Valuation (as defined in the New Notes Indenture) and allow him reasonable access to such valuation and supporting documentation and the Partnership shall consult in good faith with Trump as to whether, and which, Additional Collateral (as defined in the New Notes Indenture) may be pledged under the New Notes Indenture solely for the purpose of ensuring compliance of Code Section 465(b)(6) and Treasury Regulation Section 1.465-27.

(e) With respect to the Non-Recourse Portion (as defined in the New Notes Indenture) of the New Notes required to be maintained pursuant to this Section 7.12, the Partnership shall not, after the Effective Date, (i) amend the terms of the New Notes Indenture in a manner which would result in the Non-Recourse Portion (as defined in the New Notes Indenture) of the New Notes failing to satisfy the requirements of Code Section 465(b)(6) and Treasury Regulation Section 1.465-27, (ii) allow an entity treated as a corporation for U.S. federal income tax purposes to guarantee any of the obligations under the Non-Recourse Portion (as defined in the New Notes Indenture) of the New Notes, or (iii) grant Additional Collateral (as defined in the New Notes Indenture) to the holders of the New Notes which would result in the Non-Recourse Portion of the New Notes failing to satisfy the requirements of Code Section 465(b)(6) and Treasury Regulation Section 1.465-27. Until the Non-Recourse Portion of the New Notes is reduced to zero, the Partnership shall not exercise any of its rights under Article VIII of the New Notes Indenture or otherwise effect any Legal Defeasance or Covenant Defeasance (as each such term is defined in the New Notes Indenture) unless after giving effect to such defeasance, the Partnership is in compliance with Section 7.12(a) as a result of the issuance of replacement debt.

ARTICLE VIII.

DISSOLUTION, LIQUIDATION AND WINDING-UP

Section 8.1. Accounting. In the event of the dissolution of the Partnership, a proper accounting shall be made of the Capital Account of each Partner and of the Net Income or Net Loss of the Partnership from the date of the last previous accounting to the date of dissolution.

Section 8.2. Distribution on Dissolution. In the event of the dissolution of the Partnership for any reason, the assets of the Partnership shall be liquidated for distribution in the following rank and order:

(a) To creditors of the Partnership, including Partners who are creditors, to the extent otherwise permitted by law, in satisfaction of the liabilities of the Partnership (whether by payment or the making of reasonable provision for payment thereof); and

(b) To the Partners in accordance with the positive balances in their Capital Accounts after giving effect to all contributions, distributions and allocations for all periods.

Whenever the Liquidating Trustee reasonably determines that any reserves established pursuant to paragraph (a) above are in excess of the reasonable requirements of the Partnership, the amount determined to be excess shall be distributed to the Partners in accordance with the provisions of this Section 8.2.

Section 8.3. Timing Requirements.

(a) In the event that the Partnership is “liquidated” within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Regulations, any and all distributions to the Partners pursuant to Section 8.2(b) hereof shall, subject to the Act, be made no later than the later to occur of (i) the last day of the taxable year of the Partnership in which such liquidation occurs or (ii) ninety (90) days after the date of such liquidation.

(b) Notwithstanding the provisions of Section 8.2 hereof which require liquidation of the assets of the Partnership, but subject to the order of priorities set forth therein, if upon dissolution of the Partnership, the Liquidating Trustee determines that an immediate sale of part or all of the Partnership’s assets would be impractical or would cause undue loss to the Partners, the Liquidating Trustee may, in its sole and absolute discretion, defer for a reasonable time the liquidation of any assets except those necessary to satisfy liabilities of the Partnership (including to those Partners which are creditors of the Partnership) and/or, with the Consent of the Limited Partners, distribute to the Partners, in lieu of cash, as tenants in common and in accordance with the provisions of Section 8.2 hereof, undivided interests in such Partnership assets as the Liquidating Trustee deems not suitable for liquidation. Any such distributions in kind shall be made only if, in the good faith judgment of the Liquidating Trustee, such distributions in kind are in the best interest of the Partners, and shall be subject to such conditions relating to the disposition and management of such properties as the Liquidating Trustee deems reasonable and equitable and to any agreements governing the operation of such properties at such time. The Liquidating Trustee shall determine the fair market value of any property distributed in kind using such reasonable method of valuation as it may adopt.

Section 8.4. Termination. The Partnership shall terminate when (i) all of the assets of the Partnership, after payment of or due provision for all debts, liabilities and obligations of the Partnership, shall have been distributed to the Partners in the manner provided for in this Agreement and (ii) the Certificate shall have been canceled in the manner required by the Act.

Section 8.5. Dissolution. The Partnership shall be dissolved upon the occurrence of any of the following events:

(a) the dissolution, liquidation, termination, withdrawal, death, insanity, retirement or Bankruptcy of the General Partner or other event causing the General Partner to cease to be a general partner of the Partnership (a “Disabling Event”), unless the Partnership is continued in accordance with the Act or this Agreement;

(b) the election to dissolve the Partnership made in writing by the General Partner with the Consent of the Limited Partners;

(c) the sale or other disposition of all or substantially all of the assets of the Partnership;

(d) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Act, which decree is final and not subject to appeal; or

(e) at any time there are no limited partners of the Partnership, unless the business of the Partnership is continued in accordance with the Act.

Section 8.6. Continuation of the Partnership. The Partners hereby waive their right of partition and agree, that except as provided in Section 9.7, they shall not do anything that would terminate the Partnership prior to the expiration of its term without the prior Consent of the Limited Partners. Notwithstanding Section 8.5(a), upon the occurrence of any Disabling Event, the Partnership shall not be dissolved and required to be wound up in connection with any such event if (A) at the time of the occurrence of such event there is at least one remaining general partner of the Partnership who is hereby authorized to and does carry on the business of the Partnership, or (B) within 90 days after the occurrence of such event, a Majority-in-Interest of the Limited Partners agree in writing or vote to continue the business of the Partnership and to the appointment, effective as of the date of such event, if required, of one or more additional general partners of the Partnership, which substitute General Partner accepts such election and agrees to serve as General Partner. Such successor General Partner shall thereupon succeed to the rights and obligations of the General Partner as provided in Section 9.1. A General Partner which has suffered a Disabling Event shall automatically be converted to a Limited Partner having none of the voting rights or privileges provided hereunder for the election to continue the Partnership as provided above.

ARTICLE IX.

TRANSFER AND REDEMPTION OF PARTNERSHIP INTERESTS;

CERTAIN CONSENT RIGHTS

Section 9.1. General Partner Transfer.

(a) Except as set forth in Section 9.7, during such time as the Limited Partners (not including the General Partner) own in the aggregate more than ten percent (10%) of the issued and outstanding Partnership Interests, the General Partner shall not withdraw from the Partnership and shall not Transfer all or any portion of its interest in the Partnership without the Consent of the Limited Partners.

(b) Upon any Transfer of a Partnership Interest by the General Partner in accordance with the provisions of this Section 9.1 (other than in connection with the granting of a Lien), the transferee General Partner shall become vested with the powers and rights of the transferor General Partner, and shall be liable for all obligations and responsible for all duties of the General Partner, once such transferee has executed such instruments as may be necessary to effectuate such admission and to confirm the agreement of such transferee to be bound by all the terms and provisions of this Agreement with respect to the Partnership Interest so acquired. It shall be a further condition to any Transfer otherwise permitted hereunder (other than in connection with the granting of a Lien) that the transferee assumes by express agreement (or pursuant to a statutory merger or consolidation wherein all obligations and liabilities of the General Partner are assumed by a successor corporation by operation of law) all of the obligations of the transferor General Partner under this Agreement with respect to such transferred Partnership Interest and no such Transfer (other than pursuant to a statutory merger or consolidation wherein all obligations and liabilities of the transferor General Partner are assumed by a successor corporation by operation of law) shall relieve the transferor General Partner of its obligations under this Agreement without the Consent of the Limited Partners. In connection with any such permitted Transfer (other than in connection with the granting of a Lien), the successor General Partner shall be deemed admitted as such immediately prior to the effective time of the Transfer from the transferor General Partner and shall continue the business of the Partnership without dissolution. If the transferor General Partner Transfers its entire general partner interest in the Partnership, such transferor General Partner shall cease to be a general partner of the Partnership immediately following the admission of the transferee General Partner as a general partner of the Partnership.

(c) If the General Partner withdraws or retires from the Partnership in violation of this Agreement, the Partnership business may be continued pursuant to Section 8.6.

Section 9.2. Transfers by Limited Partners.

(a) No Limited Partner shall have the right, directly or indirectly, to Transfer all or any part of its Partnership Interest to any Person without the prior written consent of the General Partner, including a majority of the Special Committee, which consent shall not be unreasonably withheld or delayed; provided, however, that no such consent shall be required for (i) a Transfer of Partnership Interests pursuant to Article XII hereof, (ii) a Transfer of Partnership Interests to a Permitted Holder, (iii) the subjecting of a Limited Partnership Interest to a Permitted Limited Partnership Interest Lien or (iv) the subsequent foreclosure on such a Permitted Limited Partnership Interest Lien.

(b) It shall be a further condition to any Transfer (other than the granting of a Permitted Limited Partnership Interest Lien) otherwise permitted hereunder (including upon the foreclosure of any Lien) that the transferee assume by operation of law or express agreement all of the obligations of the transferor Limited Partner under this Agreement (including, without limitation, under Article IX) with respect to such transferred Partnership Interest and no such Transfer (other than pursuant to a statutory merger or consolidation wherein all obligations and liabilities of the transferor Partner are assumed by a successor corporation by operation of law) shall relieve the transferor Partner of its obligations under this Agreement without the approval of the General Partner, in its reasonable discretion (it being understood that, without limiting the generality of Section 9.5, a transferor Partner shall be deemed relieved from such obligations, without the necessity of any such approval, in respect of Partnership Interests transferred to the General Partner pursuant to Article XII hereof). Upon such Transfer, the transferee shall, subject to Section 9.2(d), be admitted as a substituted Limited Partner and shall succeed to all of the rights, including rights with respect to Article XII hereof, of the transferor Limited Partner under this Agreement in the place and stead of such transferor Limited Partner (which succession, in the event of a pledge, may be entered into and become effective at the time of foreclosure or other realization of such pledge). Any transferee, whether or not admitted as a substituted Limited Partner, shall succeed to the obligations of the transferor hereunder (unless such transfer is a pledge, encumbrance, hypothecation or mortgage or except as otherwise provided herein). Unless admitted as a Limited Partner pursuant to, and in accordance with, the terms hereof, no transferee, whether by a voluntary Transfer, by operation of law or otherwise, shall have rights hereunder, other than (i) to receive such portion of the distributions made by the Partnership as are allocable to the Percentage Interest transferred and (ii) under Article XII hereof.

(c) In addition to any other restrictions on transfer provided herein, no Partnership Interest of a Limited Partner shall be transferable unless the General Partner has determined by written notification (a “Transfer Determination”) to the transferring Limited Partner, which Transfer Determination shall not be unreasonably withheld and shall be deemed given if not refused within ten Business Days of the notice to the

Partnership of a proposed transfer; provided that, the proposed transferor and transferee have promptly responded in writing to the reasonable requests, if any, of the General Partner for additional information sufficient for the General Partner to determine the matters set forth in this Section 9.2(c), that either (i) such transfer will not cause (x) any lender to the Partnership to hold in excess of ten (10) percent of the aggregate Partnership Interests or any other percentage of the Partnership Interest that would, pursuant to the Regulations under Section 752 of the Code or any successor provision, cause a loan by such lender to constitute Partner Nonrecourse Debt, (y) a transfer of a Partnership Interest the value of which would have been less than $20,000 when issued, or (z) a prohibited transaction (as defined in section 4975(c) of the Code or Section 406 of ERISA) to occur, or the Partnership to become, with respect to any employee benefit plan subject to Title 1 of ERISA, a “party in interest” (as defined in Section 3(14) of ERISA) or a “disqualified person” (as defined in Section 4975(e)(2) of the Code), or the Partnership to be deemed to hold “plan assets” (as defined in regulations promulgated by the Department of Labor) of any employee benefit plan subject to Title I of ERISA, or (ii) the General Partner has determined to waive one or more of such requirements as of the Effective Date, and may, after the Effective Date, waive one or more of such requirements in its reasonable discretion after having determined that the transfer will not materially adversely affect the Partnership, its assets or any Partner, or constitute a violation of law.

(d) Any transferee of the interest of a Limited Partner pursuant to this Section 9.2 shall, upon the written request of such transferee and the transferring Limited Partner and the consent of the General Partner, including a majority of the Special Committee, which consent shall not be unreasonably withheld or delayed, be admitted as a Limited Partner under this Article IX, and the transferring Limited Partner shall, if all of its Partnership Interests have been Transferred, cease to be a limited partner of the Partnership. Such transferee shall be admitted as a limited partner of the Partnership upon its execution of a counterpart signature page to this Agreement. If the transferring Limited Partner Transfers all of its limited partner interests in the Partnership, such admission shall be deemed to have occurred immediately prior to the Transfer. The Partnership shall not be required in any way to determine the validity of any written instrument referred to in the immediately preceding sentence, and shall be authorized to rely upon any such written instrument signed by the necessary parties.

(e) Any permitted transferee under Section 9.2 who is not admitted as a substituted Limited Partner in accordance with this Article IX (including, without limitation, Sections 9.2(b) and 9.2(d)) shall be considered an assignee for purposes of this Agreement. An assignee shall be deemed to have had assigned to it, and shall be entitled to receive, distributions from the Partnership and the share of Net Income, Net Losses and any other items of income, gain, loss, deduction and credit of the Partnership and rights attributable to the Partnership Interests assigned to such transferee, and shall have the rights of the transferor under Article XII hereof, but shall not be deemed to be a holder of Partnership Interests for any other purpose under this Agreement, and shall not be entitled to vote such Partnership Interests in any matter presented to the Limited Partners for a vote or consent. In the event any such transferee desires to make a further assignment of any such Partnership Interests, such transferee shall be subject to all the provisions of this Article IX to the same extent and in the same manner as any Limited Partner desiring to make an assignment of Partnership Interests.

(f) The Limited Partners acknowledge that the Partnership Interests have not been registered under any federal or state securities laws and, as a result thereof, they may not be sold or otherwise transferred, except in compliance with such laws. Notwithstanding anything to the contrary contained in this Agreement, no Partnership Interest may be sold or otherwise transferred unless such transfer is exempt from registration under any applicable securities laws or such transfer is registered under such laws, it being acknowledged that the Partnership has no obligation to take any action which would cause any such Partnership Interests to be registered.

(g) Any transferee of ownership of the Partnership Interests originally held by the Initial Limited Partner shall have the right to purchase from the transferor of such Partnership Interests a pro rata portion of the Class B Stock held by such transferor at a purchase price equal to its par value.

Section 9.3. Certain Additional Restrictions on Transfer. In addition to any other restrictions on Transfer herein contained, in no event may any Transfer of a Partnership Interest by any Partner be made (i) to any Person that lacks the legal right, power or capacity to own a Partnership Interest; (ii) if such Transfer would cause a termination of the Partnership for federal income tax purposes, except with the Consent of the Limited Partners, subject to the provisions of Section 9.7; (iii) if such Transfer would, in the opinion of counsel to the Partnership, cause the Partnership to cease to be classified as a partnership for federal income tax purposes; (iv) if such Transfer is effectuated through an “established securities market” or a “secondary market (or the substantial equivalent thereof)” within the meaning of Section 7704(b) of the Code; (v) if such Transfer would cause the Partnership to become, with respect to any employee benefit plan subject to Title 1 of ERISA, a “party-in-interest” (as defined in Section 3(14) of ERISA) or a “disqualified person” (as defined in Section 4975(e)(2) of the Code); (vi) in violation of the Hart-Scott-Rodino Antitrust Improvements Act of 1976; (vii) if such transfer would, in the opinion of counsel to the Partnership, cause any portion of the assets of the Partnership to constitute assets of any employee benefit plan pursuant to Department of Labor Regulations Section 2510.3-101 or (viii) if such transfer would cause the Partnership to fail to meet the “private placement safe harbor” described in Treasury Regulation Section 1.7704-1(h).

Section 9.4. Effective Dates of Transfers.

(a) Transfers pursuant to this Article IX may be made on any day, but for purposes of this Agreement, the effective date of any such Transfer shall be (i) the first day of the month in which such Transfer occurred if such Transfer occurred on or prior to the fifteenth calendar day of a month, or (ii) the first day of the month immediately following the month in which such transfer occurred, if such Transfer occurred after the fifteenth calendar day of a month, or such other date determined by the General Partner pursuant to such convention as may be administratively feasible and consistent with applicable law.

(b) If any Partnership Interest is Transferred (other than the granting of a Permitted Limited Partnership Interest Lien) in compliance with the provisions of this Article IX, on any day other than the first day of a calendar year, then Net Income, Net Loss, each item thereof and all other items attributable to such Partnership Interest for such year shall be allocated to the transferor Partner, or the redeemed or selling Partners, as the case may be, and, in the case of a Transfer other than a redemption or the granting of a Permitted Limited Partnership Interest Lien, to the transferee Partner, by taking into account their varying interests during such year in accordance with Section 706(d) of the Code, using the interim closing of the books method. Solely for purposes of making such allocations, each of such items for the calendar month in which the effective date of a Transfer (other than the granting of a Lien) occurs shall be allocated to the transferor or transferee Partner as provided in Section 9.4(a), and for purposes of Section 9.4(a), the transferee shall be the owner of the Partnership Interest at the close of business on any day on which a Transfer takes place.

Section 9.5. Transfer.

(a) The term “Transfer,” when used in this Article IX with respect to a Partnership Interest, shall be deemed to refer to a transaction by which a Partner purports to assign its Partnership Interest or any portion thereof to another Person, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange, granting of a Lien or any other disposition by law or otherwise; provided, however, that the term “Transfer,” when used in this Article IX (except when such term is used in Section 9.4) does not include any acquisition of Partnership Interests from a Limited Partner by the General Partner or the Partnership pursuant to Article XII.

(b) The Limited Partner has consented, in Section 4.1, to certain issuances of Partnership Interests, and the foregoing provisions of this Article IX, to the extent that they would, but for such Section or this subsection (b), be applicable to such Transfers, are hereby deemed satisfied or waived.

(c) The General Partner is hereby authorized on behalf of each of the Partners to amend this Agreement (including the schedules hereto) to reflect the admission of any transferee of a Partnership Interest as a substituted Limited Partner in accordance with the provisions of this Article IX.

(d) No Partnership Interest shall be Transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IX. Any Transfer or purported Transfer of a Partnership Interest not made in accordance with this Article IX shall be null and void.

Section 9.6. Redemption of Partnership Interest. Except as provided in the Exchange Rights Agreement, the Partnership shall not redeem, repurchase or otherwise acquire Partnership Interests from the Partners, except (i) for redemptions of Partnership Interests pro rata based on the Partners’ Percentage Interests, (ii) for redemptions of Partnership Interests as provided in Article XV, and (iii) with the Consent of the Limited Partners.

Section 9.7. Certain Consent Rights. Notwithstanding any other provision of this Agreement to the contrary, (A) the General Partner shall have the right to enter into, effect and/or consummate, and, (B) the Limited Partners, as such, shall not have the right to approve, consent or vote with respect to: (x) any merger, consolidation, combination, sale of all or substantially all of the assets or stock of the General Partner, the sale of all of the General Partner’s interest in the Partnership or any similar transaction, which, in the case of this clause (x), if and only to the extent required by applicable law, has been approved by the stockholders of the General Partner, or (y) any merger, consolidation, combination, sale of all or substantially all of the assets of the Partnership or any similar transaction, which in the case of this clause (y) has been approved by the stockholders of the General Partner; provided, however, that if any transaction is determined to be described in both clauses (x) and (y) immediately above, the imposition of any requirement that the stockholders of the General Partner approve such transaction shall be governed solely by clause (x) and not by clause (y).

ARTICLE X.

RIGHTS AND OBLIGATIONS OF THE LIMITED PARTNERS

Section 10.1. No Participation in Management. No Limited Partner, in its capacity as such, shall take part in the management of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. Any rights expressly granted to the Limited Partners in this Agreement shall not be deemed to be rights relating to the management of the Partnership’s business.

Section 10.2. Bankruptcy of a Limited Partner. The Bankruptcy of any Limited Partner shall not cause such partner to cease to be a Limited Partner.

Section 10.3. No Withdrawal. No Limited Partner may withdraw from the Partnership without the prior written consent of the General Partner, other than as provided in Article IX of this Agreement; provided that, the foregoing provisions of this Section 10.3 shall not apply to a withdrawal from the Partnership upon a Transfer pursuant to Article XII hereof, such withdrawal to be effective immediately without any requirement for consent thereto by the General Partner.

Section 10.4. Conflicts. The Partners recognize that the Limited Partners and their Affiliates have or may have other business interests, activities and investments, some of which may be in conflict or competition with the business of the Partnership, and that such Persons are entitled to carry on such other business interests, activities and investments. Notwithstanding any duty otherwise existing at law or in equity, without limiting the foregoing in deciding whether to take any actions in such capacity, such Limited Partners and their Affiliates shall be under no obligation to consider the separate interests of the Partnership and shall have no fiduciary obligations to the Partnership and shall not be liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by the other Partners in connection with such actions; provided, however, that the Limited Partners shall have the duty to act in accordance with the implied contractual covenant of good faith and fair dealing. Notwithstanding any duty otherwise existing at law or in equity, the Limited Partners and their Affiliates may engage in or possess an interest in any other business or venture of any kind, independently or with others, on their own behalf or on behalf of other entities with which they are affiliated or associated, and such persons may engage in any activities, whether or not competitive with the Partnership, without any obligation to offer any interest in such activities to the Partnership or to any Partner, and neither the Partnership nor any Partner shall have any right, by virtue of this Agreement, in or to such activities, or the income or profits derived therefrom, and the pursuit of such activities, even if competitive with the business of the Partnership, shall not be deemed wrongful or improper. Notwithstanding the foregoing, (i) the provisions of this Section 10.4 shall not negate or impair any other agreement between one or more of the Limited Partners and the General Partner, the Partnership, or any of their respective Subsidiaries, and (ii) in conducting an Outside Business Activity, a Limited Partner will to the best of its ability and consistent with its fiduciary duty to such Outside Business Activity, conduct such Outside Business Activity in a commercially reasonable manner so that on an annual overall basis the Partnership is not discriminated against.

Section 10.5. Provision of Information.

(a) Annual and Periodic Reports.

(i) Annual Statement. The General Partner shall, as soon as practicable, but in no event later than 105 days after the close of each fiscal year, cause to be furnished to each Partner Audited Financial Statements for the Partnership, or of the General Partner if such statements are prepared solely on a consolidated basis with the General Partner, for the immediately preceding fiscal year of the Partnership. In lieu of the foregoing, the General Partner may furnish to each Partner a copy of the Partnership’s annual report on Form 10-K (or the General Partner’s annual report on Form 10-K, if the Partnership’s statements are prepared solely on a consolidated basis with those of the General Partner), if the Partnership (or the General Partner, as the case may be) is then obligated to file such report with the SEC pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended.

(ii) Quarterly Reports. The General Partner shall, as soon as available and, in any event, within 45 days after the end of each of the first three fiscal quarters of the Partnership’s fiscal year, furnish to each Partner the internally prepared unaudited combined balance sheet of the Partnership and its combined Subsidiaries as of the end of such quarter and the combined statements of profit and loss, partners’ capital and cash flow for such quarter and for the portion of the fiscal year then ending (all in reasonable detail), accompanied by a certificate of the General Partner or of the chief financial officer of the Partnership to the effect that, except for the lack of required footnotes, such balance sheets and statements have been properly prepared in accordance with GAAP and fairly present the financial condition of the Partnership and its combined Subsidiaries as of the date thereof and the results of their operations for the period covered thereby, subject only to normal year-end audit adjustments. In lieu of the foregoing, the General Partner may furnish to each Partner a copy of the Partnership’s quarterly report on Form 10-Q (or the General Partner’s quarterly report on Form 10-Q, if the Partnership’s statements are prepared solely on a consolidated basis with those of the General Partner), if the Partnership (or the General Partner, as the case may

be) is then obligated to file such report with the SEC pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended.

(b) In addition to other rights provided by this Agreement or by the Act, each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner’s interest as a limited partner in the Partnership (the interests of a lender to such Limited Partner having a Permitted Limited Partnership Interest Lien on its Partnership Interests being so related), upon written demand with a statement of the purpose of such demand:

(i) to obtain a copy of the most recent annual and quarterly reports and current reports on Form 8-K filed with the SEC by the General Partner pursuant to the Securities Exchange Act of 1934, as amended;

(ii) to obtain a copy of the Partnership’s federal, state and local income tax returns for each fiscal year of the Partnership;

(iii) to obtain a current list of the name and last known business, residence or mailing address of each Partner;

(iv) to obtain a copy of this Agreement and the Certificate and all amendments thereto, together with executed copies of all powers of attorney pursuant to which this Agreement, the Certificate and all amendments thereto have been executed; and

(v) such other information regarding the business, affairs and condition, financial or otherwise, of the Partnership and its Subsidiaries as such Partner may reasonably request.

(c) Notwithstanding any other provision of this Section 10.5, the General Partner may keep confidential from the Limited Partners, for such period of time as the General Partner determines in its sole and absolute discretion to be reasonable, any information that the Partnership is required by law or by agreements with an unaffiliated third party to keep confidential.

Section 10.6. Limited Partner Representative. The Initial Limited Partner is hereby appointed as the “Limited Partner Representative.” A Majority-in-Interest of the Limited Partners shall have the right, at any time, within their sole discretion, to replace the Limited Partner Representative, or to appoint a temporary substitute to act for a Limited Partner Representative unable to act. Any appointment of a Limited Partner Representative made hereunder shall remain effective until rescinded in a writing delivered to the General Partner via certified mail, registered overnight express mail or telecopy, and the General Partner shall have the right and authority to rely (and shall be fully protected in so doing) on the actions taken and directions given by such Limited Partner Representative, without any further evidence of their authority or further action by the Limited Partners. The General Partner shall send copies of all notices received by it pursuant to Section 5.6 to each Limited Partner requesting the same.

Section 10.7. Power of Attorney.

(a) Each Limited Partner constitutes and appoints the General Partner, any Liquidating Trustee and authorized officers and attorneys-in-fact of each, and each of those acting singly, in each case with full power of substitution, as its true and lawful agent and attorney-in-fact, with full power and authority in its name, place and stead to: execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (i) all certificates, documents and other instruments (including, without limitation, this Agreement and the Certificate and all amendments or restatements thereof) that the General Partner or the Liquidating Trustee deems appropriate or necessary to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may conduct business or own property; (ii) all instruments that the General Partner deems appropriate or necessary to reflect any amendment, change, modification or restatement of this Agreement in accordance with its terms; (iii) all conveyances and other instruments or documents that the General Partner deems appropriate or necessary to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement, including, without limitation, a certificate of cancellation; and (iv) all instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to the provisions of this Agreement or the Capital Contribution of any Partner.

(b) The foregoing power of attorney is irrevocable and a power coupled with an interest, in recognition of the fact that each of the Partners will be relying upon the power of the General Partner to act as contemplated by this Agreement in any filing or other action by it on behalf of the Partnership, and it shall survive the death or incompetency of a Limited Partner to the effect and extent permitted by law, subsequent incapacity of any Limited Partner and the transfer of all or any portion of such Limited Partner’s Partnership Interests and shall extend to such Limited Partner’s heirs, successors, assigns and personal representatives.

(c) Nothing contained in this Section 10.7 shall be construed as authorizing the General Partner to amend this Agreement except in accordance with Article XIII hereof.

ARTICLE XI.

INDEMNIFICATION; EXCULPATION

Section 11.1. Indemnification.

(a) To the fullest extent permitted by law, the Partnership shall and does hereby indemnify an Indemnitee from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including reasonable legal fees and expenses), judgments, fines, settlements, and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the Partnership as set forth in this Agreement in which any

Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, unless it is established that: (i) the act or omission of the Indemnitee was material to the matter giving rise to the proceeding and was committed with fraud, gross negligence, willful misconduct or in breach of the General Partner’s fiduciary duties to the Limited Partners; (ii) the Indemnitee actually received an improper personal benefit in money, property or services; or (iii) in the case of any criminal proceeding, the Indemnitee had reasonable cause to believe that the act or omission was unlawful. The termination of any proceeding by judgment, order or settlement shall not create a presumption that the Indemnitee did not meet the requisite standard of conduct set forth in this Section 11.1(a). Any indemnification pursuant to this Section 11.1 shall be made only out of the assets of the Partnership and no Partner shall have any personal liability therefor.

(b) Reasonable expenses incurred by an Indemnitee may be paid or reimbursed by the Partnership in advance of the final disposition of the proceeding upon receipt by the Partnership of (i) a written affirmation by the Indemnitee of the Indemnitee’s good faith belief that the standard of conduct necessary for indemnification by the Partnership, as authorized in this Section 11.1, has been met, and (ii) a written undertaking by or on behalf of the Indemnitee to repay the amount paid or reimbursed if it shall ultimately be determined that such standard of conduct has not been met.

(c) The indemnification provided by this Section 11.1 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, as a matter of law or otherwise, and shall continue as to an Indemnitee who has ceased to serve in such capacity.

(d) The Partnership may purchase and maintain insurance, on behalf of the Indemnitees, against any liability that may be asserted against or expenses that may be incurred by such Person in connection with the Partnership’s activities, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(e) For purposes of this Section 11.1, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute fines within the meaning of this Section 11.1; and actions taken or omitted by the Indemnitee with respect to an employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the Partnership.

(f) An Indemnitee shall not be denied indemnification in whole or in part under this Section 11.1 solely because the Indemnitee had an interest in the transaction with respect to which the indemnification applies.

(g) The provisions of this Section 11.1 are for the benefit of the Indemnitees, their heirs, successors, assigns, personal representatives and administrators, and shall not be deemed to create any rights for the benefit of any other Persons.

Section 11.2. Indemnification Procedures.

(a) If a claim for indemnification is asserted against the Partnership under Article XI, the Partnership shall have the right, at its own expense, (i) subject to the Partnership’s obligations to pay all amounts under Section 11.1(a) to participate in the defense of any Action which resulted in the claim for indemnification or (ii) to assume at any time the defense of any Action which resulted in the claim for indemnification. Such assumption of the defense by the Partnership shall be an admission that the Action is a proper subject of indemnification pursuant to this Article XI. The Indemnitee at any time may elect to participate in (but not conduct or control) such defense at its expense, and the Partnership shall not be responsible for the Indemnitee’s costs of participation (including attorneys, accountants and in-house counsel fees). In either event, the parties shall cooperate in the defense of such Action. The Partnership in the defense of any Action shall not, except with the consent of the Indemnitee claiming indemnification under Article XI, cause to be entered any judgment or enter into any settlement which provides for the release of the Partnership or any other Partner but does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnitee of a release equivalent to that provided to the Partnership or any other Partner.

(b) The Indemnitee claiming indemnification under Article XI may, at any time upon written notice to the Partnership, elect to conduct or control its own defense in such Action (as opposed to merely participating in the defense with counsel for the Partnership), but in such event, provided that the Partnership has theretofore undertaken the defense of the Indemnitee pursuant to Section 11.2(a) and subject to Section 11.2(c), such Indemnitee shall cease to have the indemnification rights under Article XI, and the Partnership shall no longer be obligated to continue the defense of the Limited Partner, with respect to such Action.

(c) If the Partnership has assumed the defense of any Action under clause (ii) of the first sentence of Section 11.2(a), and if at any time there exists a conflict of interest in defending both the Partnership and the Indemnitee, as determined in the reasonable judgment of counsel to the Indemnitee, the Indemnitee shall so notify the Partnership and the Indemnitee may, upon written notice to the Partnership delivered promptly thereafter, elect to defend itself in such Action with counsel selected by the Indemnitee, but reasonably acceptable to the Partnership, at the expense of the Partnership. Following the assumption of defense by an Indemnitee under this Section 11.2(c), an Indemnitee may not enter into any settlement without the prior written consent of the Partnership, which consent shall not be unreasonably withheld.

Section 11.3. Exculpation. No officer, employee or agent of the Partnership shall have any liability to the Partnership or any Partner for monetary damages for any action taken, or any failure to take any action, in such capacity, except liability for (a) any improper financial benefit received by such Person; (b) an intentional infliction of harm on the Partnership or any Partner;

(c) acts or omissions not in good faith or which involve intentional misconduct; and (d) any knowing violation of law.

Section 11.4. No Liability of Directors and Others. Notwithstanding anything to the contrary contained herein, no recourse shall be had by the Partnership or any Partner against any director, shareholder, officer, employee, agent or attorney of the General Partner for any act or omission of the General Partner or any obligation or liability of the General Partner under this Agreement, and none of the foregoing shall have any personal liability for or with respect to any of the foregoing; provided that, the foregoing shall not relieve any officer or director of the General Partner of any liability in his capacity as such.

ARTICLE XII.

RIGHTS UNDER THE EXCHANGE RIGHTS AGREEMENT

TER, the Partnership, the Initial Limited Partner and TCI have entered into the Exchange Rights Agreement, substantially in the form of Exhibit A to this Agreement.

Section 12.1. Transfer Pursuant to Exchange Rights Agreement. Notwithstanding anything to the contrary contained in this Agreement, the Partners hereby consent to the Transfer of Partnership Interests pursuant to the terms of such Exchange Rights Agreement, without compliance with any of the other provisions of this Agreement.

Section 12.2. Subject to the Exchange Rights Agreement. The Initial Limited Partner, TCI and all their respective subsequent transferees shall be entitled to the benefits of, and subject to the burdens of, the Exchange Rights Agreement, including, but not limited to, the Rights, including the “Conversion Right” of TER to require any such transferee (other than the Initial Limited Partner and his Permitted Holders) to exchange its Partnership Interests for shares of Common Stock, and the rights to repurchase or to exchange Class B Units for shares of Common Stock, on the terms and subject to the conditions set forth therein.

ARTICLE XIII.

AMENDMENT OF PARTNERSHIP AGREEMENT, MEETINGS

Section 13.1. Amendments.

(a) This Agreement may not be amended unless such amendment is approved by the General Partner, with the consent of a majority of the Special Committee, and by the Consent of the Limited Partners, except as provided below in this Section 13.1.

(b) Notwithstanding Section 13.1(a), the General Partner, with the consent of a majority of the Special Committee, shall have the power, without the Consent of the Limited Partners but after five Business Days notice to the Limited Partners, to amend this Agreement as may be required to facilitate or implement any of the following purposes:

(i) to add to the obligations of the General Partner or surrender any right or power granted to the General Partner for the benefit of the Limited Partners;

(ii) to reflect the admission, substitution, termination or withdrawal of Partners after the date hereof in accordance with Article IX or XII of this Agreement; provided that, the General Partner shall not be required to give the notice referred to in the first paragraph of this subsection (b) in respect of a transfer of Partnership Interests pursuant to Article XII hereof;

(iii) to reflect a change that is of an inconsequential nature and does not adversely affect the Limited Partners, or to cure any ambiguity, correct or supplement any provision in this Agreement not inconsistent with law or with other provisions, or make other changes with respect to matters arising under this Agreement that will not be inconsistent with law or with the provisions of this Agreement; and

(iv) to satisfy any requirements, conditions or guidelines contained in any order, directive, opinion, ruling or regulation of a federal or state agency or contained in federal or state law. The General Partner will provide notice to the Limited Partners promptly after any action under this Section 13.1(b) is taken.

(c) Notwithstanding Sections 13.1(a) and (b) hereof, this Agreement shall not be amended without the prior written consent of each Partner adversely affected if such amendment would (i) convert a Limited Partner’s interest in the Partnership into a general partner’s interest, (ii) modify the limited liability of a Limited Partner, (iii) alter rights of the Partners to receive allocations, distributions and/or indemnification pursuant to Articles V and/or VI hereof, (iv) alter or modify the Rights referred to in Article XII except in compliance with the Exchange Rights Agreement, (v) amend this Section 13.1(c), (vi) alter such Partner’s rights to transfer its Partnership Interests, or (vii) amend Section 7.8, Section 7.12, Article XI or Section 13.2(d). Further, no amendment or modification of this Agreement may directly or indirectly alter any of the provisions of Section 7.2 or the restrictions on the General Partner’s authority under Section 7.2 without the prior written consent of each Limited Partner.

(d) Notwithstanding Section 13.1(a) hereof, no amendment of Section 7.4 shall be effective unless appropriate corresponding modifications are made to Article XII and the Exchange Rights Agreement to preserve the financial terms of the Limited Partners’ rights thereunder.

(e) Any amendment, modification or repeal of Section 7.8 or Article XI or any provision thereof shall be prospective only and shall not in any way affect the rights to indemnification and limitations on the General Partner’s liability to the Partnership and the Limited Partners as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 13.2. Meetings of the Partners; Notices to Partners.

(a) Meetings of the Partners may be called by the General Partner or by any Limited Partner to act on any matter specified herein or in the Act to be voted on or consented to by the Partners. The call shall state the nature of the business to be transacted. Notice of any such meeting shall be given to all Partners not less than seven (7) Business Days prior to the date of such meeting. Partners may vote in person or by proxy at such meeting. Whenever the vote or Consent of the Limited Partners is permitted or required under this Agreement, such vote or consent may be given at a meeting of Partners or may be given in accordance with the procedure prescribed in Section 13.2(b) hereof. Except as otherwise expressly provided in this Agreement, the consent of holders of a majority of the Partnership Interests shall control.

(b) Any action required or permitted to be taken at a meeting of the Partners may be taken without a meeting if a written consent setting forth the action so taken is (i) signed by Partners holding a majority of the Partnership Interests of the Partners (or such other percentage as is expressly required by this Agreement) and (ii) in the case of any matter that would otherwise require the approval of a majority of the Special Committee, such consent is approved by a majority of the Special Committee. Such consent may be in one instrument or in several instruments, and shall have the same force and effect as a vote of a majority of the Partnership Interests of the Partners (or such other percentage as is expressly required by this Agreement). Such consent shall be filed with the General Partner and copies thereof delivered to all Partners. An action so taken shall be deemed to have been taken at a meeting held on the effective date so certified.

(c) Each Limited Partner may authorize any Person or Persons to act for him by proxy on all matters in which a Limited Partner is entitled to participate, including waiving notice of any meeting, or voting or participating at a meeting. Every proxy must be signed by the Limited Partner or his attorney-in-fact. No proxy shall be valid after the expiration of 11 months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the Limited Partner executing it. No such proxy and no such revocation shall be effective unless a copy thereof has been delivered to the General Partner.

(d) Whenever the Consent of the Limited Partners is required hereunder, the General Partner shall provide a notice to each Partner who is a Limited Partner on the date the notice is given setting forth the matter(s) as to which it proposes to seek such consent at least five (5) Business Days in advance of the date upon which such consent is sought.

ARTICLE XIV.

CERTIFICATE OF INTEREST

Section 14.1. Form of Certificate of Interest. The interest of each Partner in the Partnership shall be evidenced by one or more Certificates of Interest (each a “Certificate of Interest”). A certificate transfer ledger (the “Certificate Transfer Ledger”) recording the issue and transfer of Certificates of Interest in the Partnership shall be maintained at the principal office of the Partnership. Each such Certificate of Interest shall be serially numbered and shall be issued by the General Partner to the lawful holder of an interest in the Partnership, upon payment of the full amount of the Capital Contributions then due with respect to the Partnership Interest represented by such Certificate of Interest. All Certificates of Interest shall be executed in the name of the Partnership by the General Partner. Each Certificate of Interest shall state on its face the name of the registered holder thereof, the number of Class A Units and/or Class B Units which it represents, and shall bear, on both sides thereof, a statement of the restrictions imposed by Section 105 of the Casino Control Act. Effective on the date hereof, the General Partner, TCI 2 Holdings, the Initial Limited Partner and TCI shall tender their respective Certificates of Interest (which shall be canceled) for new Certificates of Interest evidencing, as of the date hereof, their respective interests in the Partnership.

Section 14.2. Transfers of Certificates of Interest. Certificates of Interest in the Partnership may be transferred by the lawful holders thereof only in connection with the Transfer of all or part of the interest of such holder in the Partnership, and only in accordance with the provisions of this Agreement. All such transfers shall be effected by duly executed and acknowledged instruments of assignment, each of which shall be duly recorded on the Certificate Transfer Ledger. No effect shall be given to any purported assignment of a Certificate of Interest, or Transfer of the interest in the Partnership evidenced thereby, unless such assignment and Transfer shall be in compliance with the terms and provisions of this Agreement, and any attempted assignment or Transfer in contravention hereof shall be ineffectual.

Section 14.3. Lost, Stolen, Destroyed or Mutilated Certificates of Interest. In the event that a Certificate of Interest shall be lost, stolen, destroyed or mutilated, the Partnership may cause a replacement Certificate of Interest to be issued upon such terms and conditions as shall be fixed by the General Partner, including, without limitation, provision for indemnity and the posting of a bond or other adequate security as security therefor. No replacement Certificate of Interest shall be issued to any Person unless such Person has surrendered the Certificate of Interest to be replaced, or has complied with the terms of this Section 14.3.

Section 14.4. Inspection of Certificate Transfer Ledger. The Certificate Transfer Ledger containing the names and addresses of all Partners and the interest of each Partner in the Partnership shall be open to the inspection of the Partners at the principal office of the Partnership during usual business hours upon request of any Partner. Such Certificate Transfer Ledger shall, in addition, be available for inspection by the CCC and the Division of Gaming Enforcement of the State of New Jersey and each of their respective authorized agents at all reasonable times without notice.

ARTICLE XV.

REGULATORY REQUIREMENTS

Section 15.1. Applicable Regulatory Authority and CCC Regulation. Notwithstanding anything to the contrary in this Agreement:

(a) This Agreement will be deemed to include all provisions required by the Casino Control Act, the Indiana Riverboat Act, and the NGCA and the Indian Gaming Regulatory Act and to the extent that anything contained in this Agreement is inconsistent with such acts, the provisions of such acts shall govern. All provisions of the Casino Control Act, the Indiana Riverboat Act, the NGCA and the Indian Gaming Regulatory Act to the extent required by law to be included in this Agreement, are incorporated herein by reference as if fully restated in this Agreement.

(b) If the continued holding of a Partnership Interest by any Partner will disqualify the Partnership to continue as the owner and operator of a casino licensed in the State of New Jersey under the provisions of the Casino Control Act, such Partner shall enter into such escrow, trust or similar arrangement as may be required by the CCC under the circumstances. It is the intent of this Section 15.1 to set forth procedures to permit the Partnership to continue, on an uninterrupted basis, as the owner and operator of a casino licensed under the provisions of the Casino Control Act.

(c) All transfers (as defined by the Casino Control Act and the governing laws, statutes rules and regulations of any Applicable Regulatory Authority) of securities (as defined by the Casino Control Act and the governing laws, statutes rules and regulations of any Applicable Regulatory Authority), shares and other interests in the Partnership shall be subject to the right of prior approval by the Applicable Regulatory Authority; and (b) the Partnership shall have the absolute right to repurchase in accordance with Section 15.3, any security, share or other interest in the Partnership in the event that the Applicable Regulatory Authority disapproves a transfer in accordance with the provisions of the Casino Control Act.

(d) Each Partner hereby agrees to cooperate reasonably and promptly with the others in obtaining any and all licenses, permits or approvals required by any Applicable Regulatory Authority or deemed expedient by the Partners.

Section 15.2. Additional Applicable Regulatory Authority Regulation. No Person may become the Beneficial Owner of five percent (5%) or more of any class or series of Partnership Interests unless such Person agrees in writing to: (i) provide to the Applicable Regulatory Authorities information regarding such Person, including without limitation thereto, information regarding other gaming-related activities of such Person and financial statements, in such form, and with such updates, as may be required by the Applicable Regulatory Authorities; (ii) respond to written or oral questions that may be propounded by the Applicable Regulatory Authorities and (iii) consent to the performance of any background investigation that may be required by the IGC, including without limitation thereto, an investigation of any criminal record of such Person.

Section 15.3. Disqualified Holders. Notwithstanding any other provision of this Agreement, Partnership Interests held by a Disqualified Holder (or in the case of a Disqualified Holder of securities of the General Partner, the corresponding Partnership Interest of the General Partner) shall be subject to redemption at any time by the Partnership by action of the General Partner, pursuant to this Section 15.3 as follows:

(a) the redemption price of the Partnership Interest to be redeemed pursuant to this Section 15.3 shall be equal to the Fair Market Value of such Partnership Interest or such other redemption price as required by pertinent state or federal law pursuant to which the redemption is required;

(b) the redemption price of such shares may be paid in cash, Redemption Securities or any combination thereof; provided, however, in the case of a redemption mandated by the CCC, the redemption price shall be paid in cash;

(c) if less than all the Partnership Interests held by Disqualified Holders are to be redeemed, the Partnership Interest to be redeemed shall be selected in such manner as shall be determined by the General Partner, which may include selection first of the most recently purchased portion thereof, selection by lot, or selection in any other manner determined by the General Partner;

(d) at least thirty (30) days’ written notice of the Redemption Date shall be given to the record holders of the Partnership Interest selected to be redeemed (unless waived in writing by any such holder); provided, however, that the Redemption Date shall be deemed to be the date on which written notice shall be given to record holders if the cash or Redemption Securities necessary to effect the redemption shall have been deposited in trust for the benefit of such record holders and subject to immediate withdrawal by them upon surrender of the Certificates of Interests for their Partnership Interests to be redeemed;

(e) from and after the Redemption Date or such earlier date as mandated by pertinent state or federal law, any and all rights of whatever nature, which may be held by the Beneficial Owners of Partnership Interests selected for redemption (including without limitation any rights to vote or participate in distribution) shall cease and terminate and they shall thenceforth be entitled only to receive the cash or Redemption Securities payable upon redemption; and

(f) such other terms and conditions as the General Partner shall determine.

ARTICLE XVI.

GENERAL PROVISIONS

Section 16.1. Notices. All notices, offers or other communications required or permitted to be given pursuant to this Agreement shall be in writing and may be personally served or sent by United States mail and shall be deemed to have been given when delivered in person or by courier service or messenger, or three (3) Business Days after deposit in United States mail, registered or certified, postage prepaid, and properly addressed, by or to the appropriate party.

For purposes of this Section 16.1, the addresses of the parties hereto shall be as set forth below their name on the signature page hereof. The address of any party hereto may be changed by a notice in writing given in accordance with the provisions hereof.

Section 16.2. Controlling Law. This Agreement and all questions relating to its validity, interpretation, performance and enforcement (including, without limitation, provisions concerning limitations of actions), shall be governed by and construed in accordance with the laws of the State of Delaware, notwithstanding any conflict-of-laws doctrines of such state or other jurisdiction to the contrary.

Section 16.3. No Third Party Beneficiaries. No creditor or other third party shall have the right to enforce any right or obligation of any Partner to make Capital Contributions or to pursue any other right or remedy hereunder or at law or in equity, it being understood and agreed that the provisions of this Agreement shall be solely for the benefit of, and may be enforced solely by, the parties hereto and their respective successors and assigns. None of the rights or obligations of the Partners herein set forth to make Capital Contributions to the Partnership shall be deemed an asset of the Partnership for any purpose by any creditor or other third party, nor may such rights or obligations be sold, transferred or assigned by the Partnership or pledged or encumbered by the Partnership to secure any debt or other obligation of the Partnership or of any of the Partners.

Section 16.4. Execution in Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories.

Section 16.5. Provisions Separable. The provisions of this Agreement are independent of and separable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.

Section 16.6. Entire Agreement. This Agreement (together with the Exhibit and Schedules hereto) contains the entire understanding among the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written, except as herein contained. The express terms hereof control and supersede any course of performance and/or usage of the trade inconsistent with any of the terms hereof. This Agreement may not be modified or amended other than by an agreement in writing.

Section 16.7. Paragraph Headings. The paragraph headings in this Agreement are for convenience only; they form no part of this Agreement and shall not affect its interpretation.

Section 16.8. Gender, Etc. Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context indicates is appropriate.

Section 16.9. Number of Days. In computing the number of days (other than Business Days) for purposes of this Agreement, all days shall be counted, including Saturdays, Sundays and holidays; provided, however, that if the final day of any time period falls on a date which is not a Business Day, then the final day shall be deemed to be the next Business Day.

Section 16.10. Partners Not Agents. Nothing contained herein shall be construed to constitute any Partner the agent of another Partner, except as specifically provided herein, or in any manner to limit the Limited Partners in the carrying on of their own respective businesses or activities.

Section 16.11. Assurances. Each of the Partners shall hereafter execute and deliver such further instruments and do such further acts and things as may be reasonably required or useful to carry out the intent and purpose of this Agreement and as are not inconsistent with the terms hereof.

Section 16.12. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives and permitted assigns, including any pledgee upon the foreclosure of any pledge of a Partner’s Partnership Interest in the Partnership.

Section 16.13. Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach or any other covenant, duty, agreement or condition.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement or caused this Agreement to be executed on their behalf as of the date first above written.

GENERAL PARTNER:

TRUMP ENTERTAINMENT RESORTS, INC.

By:	/s/ JOHN P. BURKE
Name:	John P. Burke
Title:	Executive Vice President and Treasurer

LIMITED PARTNERS:

(Addresses are as set forth on Schedule I):

DONALD J. TRUMP

/s/ DONALD J. TRUMP
Donald J. Trump

TRUMP CASINOS, INC.

By:	/s/ DONALD J. TRUMP
Name:	Donald J. Trump
Title:	President

TCI 2 HOLDINGS, LLC

By:	TRUMP ENTERTAINMENT RESORTS, INC., its sole member

By:	/s/ JOHN P. BURKE
Name:	John P. Burke
Title:	Executive Vice President and Treasurer

[signature page to Fourth Amended and Restated Agreement of Limited Partnership]

TRUMP ENTERTAINMENT RESORTS, INC.

By:	/s/ JOHN P. BURKE
Name:	John P. Burke
Title:	Executive Vice President and Treasurer

[signature page to Fourth Amended and Restated Agreement of Limited Partnership]

SCHEDULE I

CAPITAL ACCOUNT BALANCES*, UNITS AND PERCENTAGE INTEREST AT EFFECTIVE DATE

	Class A Units			Class B Units			Aggregate Capital Account	Aggregate Percentage Interest
Partner	Class A sub-Capital Account	No. of Units	Class A Percentage Interest	Class B sub-Capital Account	No. of Units	Class B Percentage Interest
Trump Entertainment Resorts, Inc. general partner and limited partner 725 Fifth Avenue New York, NY 10022	$445,425,208	30,508,059	86.34301%	$0	0	0%	$445,425,208	76.48678%

Donald J. Trump limited partner 721 Fifth Avenue New York, NY 10022	$65,432,259	4,821,880	13.64674%	$0	4,554,197	100%	$65,432,259	23.50615%

Trump Casinos, Inc. limited partner 1000 Boardwalk at Virginia Avenue Atlantic City, NJ 08401	$25,037	1,407	0.00398%	$0	0	0%	$25,037	0.00353%

TCI 2 Holdings, LLC limited partner 725 Fifth Avenue New York, NY 10022	$39,348	2,212	0.00626%	$0	0	0%	$39,348	0.00556%

Dated: May 20, 2005

*	Estimated based on an assumed value, as of the Effective Date, of $14.60 per share of Common Stock

SCHEDULE II

CAPITAL CONTRIBUTIONS PRIOR TO APRIL 17, 1996

Partner	Contribution	Percentage Interest
Trump Entertainment Resorts, Inc. general partner	$140,933,338	60.15936%

Donald J. Trump limited partner	$93,333,333	39.84064%

Dated: May 20, 2005

SCHEDULE III

CAPITAL CONTRIBUTIONS IN CONNECTION WITH THE

TAJ MAHAL MERGER TRANSACTION

Partner	Contribution
Trump Entertainment Resorts, Inc.	$375,068,151.00

Donald J. Trump	$4,392.62

Trump Casinos, Inc.	$43,921,854.66

Trump Entertainment Resorts, Inc., successor to THCR/LP Corporation	$40,499,609.57

Dated: May 20, 2005

SCHEDULE IV

CAPITAL CONTRIBUTIONS IN CONNECTION WITH THE

MARINA ACQUISITION*

Partner	Contribution
Donald J. Trump	$108,793,500.00

Trump Casinos II, Inc.	$66,337,500.00

*	Capital contributions are based on a Common Stock market value of $30.00 per share, the value ascribed to the Common Stock pursuant to the terms of the Marina Acquisition Agreement.

Dated: May 20, 2005

SCHEDULE V

CAPITAL CONTRIBUTIONS AND UNITS ISSUED IN CONNECTION WITH THE

RESTRUCTURING*

Partner	Contribution	Class A Units	Class B Units
Trump Entertainment Resorts, Inc. general partner and limited partner	$444,995,648	30,508,059	0

Donald J. Trump limited partner	$65,249,068	4,811,580	4,554,197

Trump Casinos, Inc. limited partner	$0	0	0

TCI 2 Holdings, LLC limited partner	$0	0	0

*	Estimated capital contributions are based on an assumed value, as of the Effective Date, of $14.60 per share of Common Stock

SCHEDULE VI

NEW NOTES

See attached

Dated: May 20, 2005

EXHIBIT XXV

EXECUTION VERSION

VOTING AGREEMENT

VOTING AGREEMENT, dated as of May 20, 2005 (this “Agreement”), by and among Trump Entertainment Resorts, Inc., a Delaware corporation formerly known as Trump Hotels & Casino Resorts, Inc. (the “Company”), and the Stockholders (as hereinafter defined).

R E C I T A L S:

WHEREAS, on November 21, 2004, the Company and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions under Chapter 11 of Title 11 of the United States Code, 11 U.S.C. §§ 101-1330, in the United States Bankruptcy Court for the District of New Jersey (the “Bankruptcy Court”), under Case Nos. 04-46898 through 04-46925 (J.H.W);

WHEREAS, on April 5, 2005, by written order, the Bankruptcy Court confirmed the Debtors’ Second Amended Joint Plan of Reorganization, dated as of March 30, 2005 (the “Plan”);

WHEREAS, the Plan contemplates a reorganization of the Debtors involving, among other things, an investment in the equity of the Company and Trump Entertainment Resorts Holdings, L.P., a Delaware limited partnership formerly known as Trump Hotels & Casino Resorts Holdings, L.P. (the “Partnership”), pursuant to that certain Amended and Restated Investment Agreement, dated as of May 20, 2005 (the “Investment Agreement”), by and among the Company, the Partnership and Donald J. Trump (the “Investor”);

WHEREAS, pursuant to the Plan and the Investment Agreement, the Stockholders received (i) Class A Partnership Interests and/or Class B Partnership Interests (as each such term is defined in the Investment Agreement), (ii) shares of Common Stock (the “Common Stock”) and Class B Common Stock (the “Class B Common Stock” and, together with the Common Stock, the “Capital Stock”), each with a par value of $0.01 per share, of the Company and (iii) a warrant to purchase shares of Common Stock;

WHEREAS, the Class A Partnership Interests and the Class B Partnership Interests are exchangeable for shares of Common Stock as provided in the Amended Exchange Rights Agreement (as defined in the Investment Agreement);

WHEREAS, pursuant to the Amended and Restated Certificate of Incorporation (as defined in the Investment Agreement), subject to certain conditions, the holders of Common Stock and Class B Common Stock, voting together as a single class, shall have the exclusive right to vote for, among other things, the election of directors of the Company; and

WHEREAS, the Stockholders and the Company desire to promote their mutual interests by agreeing to certain matters relating to the operations of the Company and the voting of shares of capital stock in the Company;

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, each intending to be legally bound, hereby agree as follows:

ARTICLE I.

DEFINED TERMS

Section 1.1. Definitions. In addition to the terms defined elsewhere in this Agreement, as used herein, the following terms shall have the respective meanings below:

“Affiliate” shall mean, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person. For the purposes of this definition, “control” of a Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of its management or policies, whether through the ownership of voting securities, by contract or otherwise.

“Board” shall mean the Board of Directors of the Company.

“CEO Nomination Period” shall mean, at any time during the Class A Nomination Period, any time that the then serving Chief Executive Officer of the Company is not also then serving as a director of the Company.

“Class A Directors” shall mean, (a) the five (5) initial members of the Board designated as “Class A Directors” designated pursuant to Section 5.04 of the Plan and (b) at any given time thereafter, five (5) individuals designated by a majority of the Class A Directors serving as directors of the Company at such time.

“Class A Nomination Period” shall mean the period commencing on the date hereof and ending on the earlier of (a) the day immediately following the date on which the sixth annual meeting of stockholders of the Company following the date hereof shall be held and (b) such time as the stockholders of the Company shall fail to elect the Investor to the Board (provided that the Investor has voted all shares of Capital Stock Owned by him to elect the Investor to the Board).

“Independent” shall mean, with respect to any director of the Company, an individual who shall be independent from the Company under applicable law and stock exchange and securities market rules.

“Investor Nomination Period” shall mean the period commencing on the date hereof and ending on the date of any termination of the Services Agreement by the Company and the Partnership pursuant to Section 2.1(b)(ii) thereof.

“Owns”, “Own”, “Owned” or “Owning” shall mean, with respect to the Capital Stock, beneficial ownership, assuming the conversion of all outstanding securities convertible into or exchangeable for shares of Capital Stock and the exercise of all outstanding options, warrants and other rights to acquire shares of Capital Stock.

“Person” shall mean any individual, partnership (general or limited), corporation, limited liability company, association, joint stock company, trust, joint venture, unincorporated organization or other entity.

“Services Agreement” shall mean that certain Services Agreement, dated as of the date hereof, by and among the Investor, the Company and the Partnership, as amended from time to time.

“Stockholders” shall mean those stockholders of the Company set forth on Exhibit A hereto, together with their respective successors and assigns.

ARTICLE II.

BOARD OF DIRECTORS

Section 2.1. Nomination of Directors.

(a) Subject to applicable law and stock exchange and securities market rules, during the Class A Nomination Period, the Company shall take all such action as may be necessary to cause the nomination for election as directors of the Company the Class A Directors. The initial Class A Directors shall be Edward H. D’Alelio, Cezar M. Froelich, Morton H. Handel, Michael Kramer and James B. Perry. Such initial Class A Directors shall serve in, and be divided among, Class I, Class II and Class III of the Board as provided in the Amended and Restated Certificate of Incorporation.

(b) Subject to applicable law and stock exchange and securities market rules, during the Investor Nomination Period, so long as the Stockholders Own, in the aggregate:

(i) not less than 7.5% of the outstanding shares of Common Stock, the Company shall take all such action as may be necessary to cause the nomination for election as directors of the Company three (3) individuals designated by the Investor one of whom shall be the Investor and one of whom shall be Independent;

(ii) not less than 5% and less than 7.5% of the outstanding shares of Common Stock, the Company shall take all such action as may be necessary to cause the nomination for election as directors of the Company two (2) individuals designated by the Investor one of whom shall be the Investor and one of whom shall be Independent; or

(iii) less than 5% of the outstanding shares of Common Stock and the Services Agreement shall have not been terminated at such time, the Company shall take all such action as may be necessary to cause the Investor to be nominated for election as a director of the Company.

Each of such one, two or three nominees of the Investor (including himself) designated pursuant to this Section 2.1(b), as the case may be, shall hereinafter be referred to as an “Investor Board Member”. The initial Investor Board Members shall be the Investor, Wallace B. Askins and Don M. Thomas. Such initial Investor Board Members shall serve in, and be divided among, Class I, Class II and Class III of the Board as provided in the Amended and Restated Certificate of Incorporation.

(c) Subject to applicable law and stock exchange and securities market rules, during the Investor Nomination Period, so long as the Stockholders Own, in the aggregate, not less than 5% of the outstanding shares of Common Stock, the Company shall take all such action as may be necessary to cause the nomination for election as a director of the Company one (1) individual (the “Mutual Board Member”) who shall be acceptable to the Investor; provided, however, that, in the event that at any time during the Class A Nomination Period the Stockholders shall Own, in the aggregate, less than 5% of the outstanding shares of Common Stock, the Mutual Board Member shall be acceptable to a majority of the Class A Directors serving as directors on the Board at such time. The initial Mutual Board Member shall be James J. Florio, who shall serve in Class I of the Board as provided in the Amended and Restated Certificate of Incorporation.

(d) Subject to applicable law and stock exchange and securities market rules, if during the CEO Nomination Period the Board acts to designate or nominate the then serving Chief Executive Officer of the Company to be a member of the Board and such Chief Executive Officer agrees to serve on the Board if elected, the Company shall take all such action as may be necessary to cause the nomination for election as a director of the Company such then serving Chief Executive Officer of the Company (the “CEO Director” and, together with the Class A Directors, the Investor Board Members and the Mutual Board Member, the “Board Designees”).

Section 2.2. Number of Directors; Election of Directors; Committees.

(a) Subject to applicable law and stock exchange and securities market rules, and except as otherwise provided herein, each Stockholder shall vote all shares of Capital Stock Owned by it, and the Company shall take all necessary and desirable actions within its control (including, without limitation, calling and holding special Board and stockholder meetings), so that:

(i) at any given time, the authorized number of directors on the Board shall be not less than the number of Board Designees entitled at such time to be nominated as directors of the Company hereunder;

(ii) during the Class A Nomination Period, the Class A Directors shall be elected to the Board;

(iii) during the Investor Nomination Period, the Investor Board Members and the Mutual Board Member shall be elected to the Board;

(iv) subject to Section 2.1(d), during the CEO Nomination Period, the CEO Director shall be elected to the Board;

(v) during the Class A Nomination Period, each Class A Director then serving as a director of the Company shall, prior to the expiration of such Class A Director’s term, be nominated to serve for a successive term as a Class A Director;

(vi) during the Class A Nomination Period, a majority of the directors serving on each committee of the Board shall consist of Class A Directors; and

(vii) during the Investor Nomination Period, the Investor, so long as he is a director of the Company, shall serve on each committee of the Board other than the Compensation Committee and the Audit Committee thereof.

(b) Subject to applicable law, applicable fiduciary duties and stock exchange and securities market rules:

(i) during the Class A Nomination Period, the Investor shall vote (in his capacity as a director) to re-nominate each Class A Director for a further term as a director on the Board prior to the expiration of each Class A Director’s current term as a director on the Board; and

(ii) subject to Section 2.1(d), during the CEO Nomination Period, the Investor shall vote (in his capacity as a director) to nominate the then serving Chief Executive Officer of the Company to serve as a director on the Board.

Section 2.3. Replacement Directors.

(a) Subject to applicable law and stock exchange and securities market rules, in the event that, during the Class A Nomination Period, any Class A Director is unable to serve, or once having commenced to serve, is removed or withdraws from the Board, such Class A Director’s replacement (a “Substitute Class A Director”) shall be designated by a majority of the remaining Class A Directors serving as directors of the Company at such time. Subject to applicable law and stock exchange and securities market rules, during the Class A Nomination Period, the Stockholders and the Company agree to take all action within their respective power, including but not limited to, the voting of all shares of Capital Stock Owned by them, (i) to cause the election of such Substitute Class A Director promptly following his or her nomination to the Board pursuant to this Section 2.3(a), or (ii) upon the written request of a majority of the Class A Directors serving as directors of the Company at such time, to remove, with cause, any relevant Class A Director.

(b) Subject to applicable law and stock exchange and securities market rules, in the event that, during the Investor Nomination Period, any Investor Board Member is unable to serve, or once having commenced to serve, is removed or withdraws from the Board, such Investor Board Member’s replacement (a “Substitute Investor Board Member”) shall be designated by the Investor, subject to the provisions of Section 2.1(b) hereof. Subject to applicable law and stock exchange and securities market rules, during the Investor Nomination Period, the Stockholders and the Company agree to take all action within their respective power, including but not limited to, the voting of all shares of Capital Stock Owned by them, (i) to cause the election of such Substitute Investor Board Member promptly following his or her nomination to the Board pursuant to this Section 2.3(b), or (ii) upon the written request of the Investor, to remove, with cause, any relevant Investor Board Member.

(c) Subject to applicable law and stock exchange and securities market rules, in the event that a Mutual Board Member is unable to serve, or once having commenced to serve, is removed or withdraws from the Board, such Mutual Board Member’s replacement (the “Substitute Mutual Board Member”) shall be designated by the Company and, during the Investor Nomination Period, the Investor, provided that, during the Class A Nomination Period, the Substitute Mutual Board Member shall be acceptable to a majority of the Class A Directors serving as directors on the Board at such time. Subject to applicable law and stock exchange and securities market rules, the Stockholders and the Company agree to take all action within their respective power, including but not limited to, the voting of all shares of Capital Stock Owned by them, (i) to cause the election of such Substitute Mutual Board Member promptly following his or her nomination to the Board pursuant to this Section 2.3(c), or (ii) to remove, with cause, the Mutual Board Member, during the Investor Nomination Period, upon the written request of the Investor, provided that, during the Class A Nomination Period, such removal shall be acceptable to a majority of the Class A Directors serving as directors of the Company at such time.

(d) Subject to applicable law and stock exchange and securities market rules, in the event that, during the CEO Nomination Period, the then serving CEO Director shall no longer serve as the Chief Executive Officer of the Company or is unable to serve, or once having commenced to serve, is removed or withdraws from the Board, such CEO Director’s replacement (the “Substitute CEO Director”) shall only be the then serving Chief Executive Officer of the Company, subject to the provisions of Section 2.1(d) hereof. Subject to applicable law and stock exchange and securities market rules, during the CEO Nomination Period, the Stockholders and the Company agree to take all action within their respective power, including but not limited to, the voting of all shares of Capital Stock Owned by them, (i) to cause the election of such Substitute CEO Director promptly following his or her nomination to the Board pursuant to this Section 2.3(d), or (ii) to remove, with or without cause, the CEO Director promptly after such time as he or she shall no longer serve as the Chief Executive Officer of the Company.

ARTICLE III.

STOCKHOLDER PROXY

Section 3.1. Proxy. Each Stockholder hereby irrevocably appoints and constitutes Investor as the sole and exclusive proxy of such Stockholder, with full power and authority to vote, or to consent or withhold consent with respect to, all shares of Capital Stock Owned by such Stockholder on any matter presented to the stockholders of the Company. Each such proxy shall be irrevocable and is coupled with an interest sufficient in law to support an irrevocable proxy. Each proxy granted to the Investor pursuant to this Section 3.1 shall terminate upon the written consent of the Investor.

ARTICLE IV.

STOCK CERTIFICATE LEGENDS

Section 4.1. Legends. Each certificate representing shares of Capital Stock held by the Stockholders shall bear a legend containing the following words (in addition to any other legend required by applicable law to be set forth on any certificate representing such shares of Capital Stock):

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF THAT CERTAIN VOTING AGREEMENT, DATED AS OF MAY 20, 2005, BY AND AMONG TRUMP ENTERTAINMENT RESORTS, INC. (THE “COMPANY”) AND CERTAIN STOCKHOLDERS OF THE COMPANY. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF THE COMPANY.”

ARTICLE V.

TERMINATION

Section 5.1. Termination. This Agreement shall be effective as of the date hereof and shall continue thereafter in accordance with its terms until such time as the Stockholders, together with their Affiliates and any Persons with whom they have formed a “group” as described in the rules and regulations of the Securities Exchange Act of 1934, as amended, shall own all of the outstanding Capital Stock.

ARTICLE VI.

MISCELLANEOUS

Section 6.1. Notices. All notices, requests, consents and other communications hereunder to any party shall be deemed to be sufficient if contained in a written instrument delivered in person or by facsimile or sent by nationally-recognized overnight courier or first class registered or certified mail, return receipt requested, postage prepaid, addressed to such party at the address set forth below or at such other address as may hereafter be designated in writing by such party to the other parties:

(a) if to the Company, to:

c/o Trump Entertainment Resorts, Inc.

725 Fifth Avenue, 15th Floor

New York, NY 10022

Facsimile: (212) 688-0397

Attn:    Scott C. Butera

            Robert M. Pickus, Esq.

with copies to:

Latham & Watkins LLP

633 West Fifth Street, Suite 4000

Los Angeles, CA 90071-2007

Facsimile: (213) 891-8763

Attn:    Thomas W. Dobson, Esq.

            Robert A. Klyman, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Facsimile: (212) 310-8007

Attn:    Michael F. Walsh, Esq.

            Eric L. Schondorf, Esq.

Milbank, Tweed, Hadley & McCloy LLP

601 South Figueroa Street

30th Floor

Los Angeles, CA 90017

Facsimile: (213) 629-5063

Attn:    Paul S. Aronzon, Esq.

            Thomas R. Kreller, Esq.

(b) if to any Stockholder, to:

c/o The Trump Organization

725 Fifth Avenue

New York, NY 10022

Facsimile: (212) 935-0141

Attn:    Donald J. Trump

with a copy to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

Facsimile: (212) 728-8111

Attn:    Thomas M. Cerabino, Esq.

All such notices, requests, consents and other communications shall be deemed to have been delivered (i) in the case of personal delivery or delivery by facsimile, on the date of such delivery, (i) in the case of dispatch by nationally-recognized overnight courier, on the next business day following such dispatch and (iii) in the case of mailing, on the third business day after the posting thereof.

Section 6.2. Severability; Governing Law. If any provision of this Agreement shall be determined to be illegal or unenforceable by any court of competent jurisdiction, the remaining provisions hereof shall be severable and enforceable in accordance with their terms. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law; provided, however, that each of the provisions of this Agreement is subject to and shall be enforced in compliance with the Gaming Laws (as defined in the Investment Agreement).

Section 6.3. Successors and Assigns. This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, transferees, legal representatives and heirs.

Section 6.4. Modification. Except as otherwise provided herein, neither this Agreement nor any provisions hereof can be modified, changed, discharged or terminated except by an instrument in writing signed by the Company, the Investor and, during the Class A Nomination Period, a majority of the Class A Directors serving as directors on the Board at such time.

Section 6.5. Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

Section 6.6. Nouns and Pronouns. Whenever the context may require, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of names and pronouns shall include the plural and vice versa.

Section 6.7. Entire Agreement. This Agreement contains the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings (written or oral) with respect thereto.

Section 6.8. Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts, together, shall constitute one and the same agreement.

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IN WITNESS WHEREOF, the parties hereto have executed this Voting Agreement as of the date first above written.

COMPANY:

TRUMP ENTERTAINMENT RESORTS, INC.

By:	/s/ JOHN P. BURKE
Name:	John P. Burke
Title:	Executive Vice President and Treasurer

STOCKHOLDERS:

By:	/s/ DONALD J. TRUMP
Name:	Donald J. Trump

EXHIBIT A

Stockholders

Donald J. Trump

EXHIBIT XXVI

EXECUTION VERSION

AMENDED AND RESTATED TRADEMARK SECURITY AGREEMENT

AMENDED AND RESTATED TRADEMARK SECURITY AGREEMENT (“Security Agreement”), dated as of May 20, 2005, is entered into between Donald J. Trump, an individual with an address at 721 Fifth Avenue, New York, New York 10022 (“Trump”), and Trump Entertainment Resorts Holdings, L.P., a Delaware limited partnership formerly known as Trump Hotels & Casino Resorts Holdings, L.P., with a principal place of business at 1000 Boardwalk at Virginia, Atlantic City, New Jersey 08401 (“Trump Holdings”).

R E C I T A L S:

WHEREAS, Trump and Trump Entertainment Resorts, Inc., a Delaware corporation formerly known as Trump Hotels & Casino Resorts, Inc., with a principal place of business at 1000 Boardwalk at Virginia, Atlantic City, New Jersey 08401 (“Company”), are parties to that certain Trademark Security Agreement, dated as of June 12, 1995 (as amended by the Amendment to the Trademark Security Agreement, dated as of April 17, 1996) (the “Prior Security Agreement”);

WHEREAS, pursuant to the Prior Security Agreement, Trump granted a security interest to Company in certain trademarks to secure Trump’s obligations under the Trademark License Agreement, dated as of June 12, 1995 between Trump and Company, as amended (the “Prior License Agreement”);

WHEREAS, on November 21, 2004, the Company and certain of its subsidiaries (collectively, the “Debtors”), filed voluntary petitions under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101-1330 (the “Bankruptcy Code”), in the United States Bankruptcy Court for the District of New Jersey (the “Bankruptcy Court”). The Debtors’ chapter 11 cases are being jointly administered under case numbers 04-46898 through 04-46925 (JHW);

WHEREAS, on April 5, 2005, by written order, the Bankruptcy Court confirmed the Debtors’ Second Amended Joint Plan of Reorganization, dated as of March 30, 2005 (the “Plan”);

WHEREAS, pursuant to the Plan, all executory contracts and unexpired leases of the Reorganized Debtors (as defined in the Plan) identified on the Contract/Lease Schedule (as defined in the Plan) were deemed to have been assumed by the applicable Reorganized Debtor(s) on the Effective Date (as defined in the Plan) in accordance with the provisions and requirements of Sections 365 and 1123 of the Bankruptcy Code;

WHEREAS, the Prior License Agreement and the Prior Security Agreement were listed on the Contract/Lease Schedule and, pursuant to the Plan, were assumed by the Company on the Effective Date (as defined in the Plan) in accordance with the provisions and requirements of Sections 365 and 1123 of the Bankruptcy Code;

WHEREAS, the Prior License Agreement was amended and restated on the date hereof (the Prior License Agreement, as so amended and restated, the “License Agreement”) whereby Trump is granting to Trump Holdings a perpetual, exclusive, royalty-free, worldwide license to use the Licensed Marks in connection with Casino Services and Products (as defined in the License Agreement);

WHEREAS, pursuant to the License Agreement, Trump has agreed to grant a security interest to Trump Holdings in the Collateral (as defined herein) to secure Trump’s obligations under the License Agreement; and

WHEREAS, Trump and Trump Holdings wish to amend and restate the Prior Security Agreement as set forth in this Security Agreement;

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Trump and the Trump Holdings hereby agree to amend and restate the Prior Security Agreement as follows:

1.	Definitions

(a) Capitalized terms not otherwise defined herein shall have the meanings set forth in the License Agreement.

(b) “Bankruptcy Code” shall mean Title 11 of the United States Code entitled “Bankruptcy,” as amended from time to time, and any successor statute or statutes.

(c) “Bankruptcy Event” shall mean the occurrence or continuance of any of the following events, acts, occurrences or conditions, whether such event, act, occurrence or condition is voluntary or involuntary: (i) Trump shall commence a voluntary case concerning himself under the Bankruptcy Code; or (ii) an involuntary case is commenced against Trump under the Bankruptcy Code and the petition is not controverted within 10 days (or such longer period as is permitted by order of the applicable bankruptcy court), or is not dismissed, withdrawn or stayed within 60 days, after commencement of the case; or (iii) a custodian (as defined in the Bankruptcy Code) is appointed for, or takes charge of, all or substantially all of the property of Trump; or (iv) any order for relief or other order approving any such case or proceeding set forth in this Section 1(c) is entered; or (v) Trump suffers any appointment of any custodian (as defined in the Bankruptcy Code) for all or substantially all of the property of Trump to continue undischarged or unstayed for a period of 60 days; or (vi) Trump makes a general assignment for the benefit of creditors; or (vii) Trump shall by any act or failure to act consent to, approve of or acquiesce in any of the foregoing; and the License Agreement is rejected in any of the applicable foregoing provisions in this paragraph.

(d) “Collateral” shall mean (i) the Licensed Marks, including without limitation the registrations and applications listed in Schedule A hereto; and any new trademark registrations or applications for registration of any of the Licensed Marks acquired during the term hereof, including any registrations that issue or applications filed pursuant to paragraph 6.2.3 of the License Agreement; (ii) the right to use Trump’s likeness; (iii) all of the goodwill connected with the use of and symbolized by any of the foregoing; (iv) all files, records, certificates of registration, recordals, licenses, and other documentation relating to the foregoing, whether in the possession of Trump or his trademark agents or attorneys; and (v) all proceeds of the foregoing.

(e) “Effective Date” shall mean the date on which this Security Agreement has been fully executed.

(f) “Event of Default” shall mean the occurrence or continuance of any of the following events, acts, occurrences or conditions, whether such event, act, occurrence or condition is voluntary or involuntary or results from the operation of law or pursuant to or as a result of compliance by any Person with any judgment, decree, order, rule or regulation of any court or administrative or governmental body:

(i) Breach of License Agreement. Any breach by Trump under the License Agreement (after giving effect to any applicable cure period specified therein) which prevents Trump Holdings from enjoying in any material respect the use of the Licensed Marks as contemplated under the License Agreement.

(ii) Breach of Representation or Warranty. Any representation or warranty made by Trump herein or in any other document or certificate or statement delivered pursuant hereto shall prove to be false or misleading on the date as of which made or deemed made and Trump Holdings is prevented from enjoying in any material respect the use of the Licensed Marks as contemplated under the License Agreement.

(iii) Breach of Covenants. Trump shall fail to perform or observe any agreement, covenant or obligations arising under this Security Agreement and Trump Holdings is prevented from enjoying in any material respect the use of the Licensed Marks as contemplated under the License Agreement and such failure shall continue after the end of the applicable grace period, if any, provided herein.

(g) “Permitted Transferee” shall mean (i) the spouse and descendants of Trump (including any related trusts controlled by, and established and maintained for the sole benefit of, Trump or such spouse or descendants), (ii) the estate of any of the foregoing, and (iii) any Entity of which Trump has a majority ownership interest.

(h) “Person” shall mean and include any individual, partnership, joint venture, firm, corporation, association, trust or other enterprise or any government or political subdivision or agency, department or instrumentality thereof.

(i) “UCC” shall mean the Uniform Commercial Code as in effect from time to time in the State of New York.

2.	Grant of Security Interest

To secure the full performance by Trump of all of his obligations under the License Agreement, including but not limited to any expenses incurred through the exercise of any remedies hereunder (including but not limited to reasonable fees of attorneys and paralegals), Trump hereby grants to Trump Holdings a first priority security interest in the Collateral.

3.	Representations and Warranties of Trump

Trump represents and warrants to Trump Holdings, which representations and warranties shall survive execution and delivery of the Security Agreement, as follows:

(a) Trump is authorized to enter into this Security Agreement, and his entry into this Security Agreement is not and would not, with the passage of time, be in breach or violation of any governmental order or law or the contractual rights of any third party (by contract or otherwise) (other than those which are not material and do not affect the Collateral or the liens granted hereby);

(b) All representations and warranties of Trump contained in the License Agreement are true and correct as of the date hereof.

(c) The security interests granted to Trump Holdings hereunder in the Licensed Marks, upon the filing of appropriate filings with the United States Patent and Trademark Office (the “PTO”) and appropriate UCC financing statements, shall constitute a first priority, perfected security interest in the United States; provided, however, that recordation, filing or registration of such security interest in the PTO will be necessary for Licensed Marks acquired by Trump after the date hereof; and

(d) The residence of Trump is located at 721 Fifth Avenue, New York, New York 10022.

4.	Covenants

Trump covenants and agrees with Trump Holdings that from and after the date of this Security Agreement:

(a) Trump will from time to time at the expense of Trump Holdings, promptly execute and deliver all further instruments, endorsements and other documents, and take such further action reasonably requested by Trump Holdings as Trump Holdings may deem reasonably necessary for the perfection of the security interest of Trump Holdings hereunder or for obtaining the full benefits of the rights, remedies and powers herein granted including, without limitation, the execution and delivery of all documents reasonably necessary for the following:

(i) the filing by Trump Holdings of any financing statements under the UCC in effect in any jurisdiction with respect to the liens and security interests granted hereby. Trump also hereby authorizes Trump Holdings to file any such financing statement without the signature of Trump to the extent permitted by applicable law. A photocopy or other reproduction of this Security Agreement shall be sufficient as a financing statement and may be filed in lieu of the original to the extent permitted by applicable law.

(ii) the filing by Trump Holdings of any other document, including without limitation the filing of any document in the PTO, reasonably deemed necessary by Trump Holdings to acknowledge, confirm, register, record or perfect Trump Holdings’ interest in any of the Collateral; and

(iii) the taking of all such other acts by Trump Holdings as may be necessary for the purpose of carrying out the terms of this Security Agreement.

(b) Trump will not change his name or the location of his principal residence without (i) giving Trump Holdings at least ten (10) days’ subsequent written notice clearly describing such new name or location and providing such other information in connection therewith as Trump Holdings may reasonably request, and (ii) taking all action reasonably satisfactory to Trump Holdings as Trump Holdings may reasonably request to maintain the security interest of Trump Holdings in the Collateral intended to be granted hereby as fully perfected with the same or better priority and in full force and effect;

(c) Trump shall promptly notify Trump Holdings if it knows that any material provision of this Security Agreement shall for any reason cease to be in full force and effect (other than by mutual agreement of the parties pursuant to Section 7 or 8), or shall cease to give Trump Holdings the material liens, rights, powers and privileges purported to be created hereby.

(d) Upon the request of Trump Holdings, Trump shall promptly execute and deliver any and all agreements, instruments, documents, and papers reasonably necessary to protect or evidence Trump Holdings’ security interest in the Collateral.

5.	Expenses

Trump Holdings shall pay all expenses incurred with respect to the enforcement of any of Trump Holdings’ rights hereunder prior to the occurrence and continuance of a Bankruptcy Event or an Event of Default.

6.	Rights and Remedies Upon an Event of Default; Forbearance of Rights Until Bankruptcy Event

(a) If any Event of Default shall have occurred and be continuing, then and in every such case, subject to any mandatory requirements of applicable law then in effect, Trump Holdings, in addition to other rights and remedies provided for herein and any rights now or hereafter existing under applicable law, shall have all rights and remedies as a secured party under the UCC in all relevant jurisdictions and may:

(i) Personally, or by agents or attorneys, immediately take possession of the Collateral or any part thereof, from Trump or any other Person who then has possession of any part thereof, with or without notice or process of law;

(ii) sell, assign or otherwise liquidate, or direct Trump to sell, assign or otherwise liquidate, any or all of the Collateral and take possession of the proceeds of any such sale or liquidation.

(b) After the occurrence and continuance of an Event of Default, any Collateral repossessed by Trump Holdings under or pursuant to Section 6(a) may be sold, assigned, leased or otherwise disposed of under one or more contracts or as an entirety, and without the necessity of gathering at the place of sale the property to be sold, and in general in such terms as Trump Holdings may, in compliance with any mandatory requirements of applicable law, determine to be commercially reasonable. Notwithstanding the foregoing, Trump Holdings shall use reasonable efforts not to make any such disposition or take any other action that would result in harm to or destruction of any of the Collateral, including without limitation any naked assignment or license of any Licensed Mark comprising the Collateral. Any such disposition which shall be a private sale or other private proceedings permitted by such requirements shall be made upon not less than 10 days’ written notice to Trump specifying the time at which such disposition is to be made and the intended sale price or other consideration therefor, and shall be subject, for the 10 days after the giving of such notice, to the right of Trump or any nominee of Trump to acquire the Collateral involved at a price or for such other consideration at least equal to the intended sale price or other consideration so specified. Any such disposition which shall be at public sale permitted by such requirements shall be made upon not less than 10 days’ written notice to Trump specifying the time and place of such sale and, in the absence of applicable requirements of law, shall by public auction (which may, at the option of Trump Holdings, be subject to reserve), after publication of notice of such auction not less than 10 days prior thereto in two newspapers in general circulation in the jurisdiction in which such auction is to be held. To the extent permitted by any such requirement of law, Trump Holdings may bid for and become the purchaser of the Collateral or any item thereof, offered for sale in accordance with this Section without accountability to Trump (except to the extent of surplus money received). If, under mandatory requirements of applicable law, Trump Holdings shall be required to make disposition of the Collateral within a period of time which does not permit the giving of notice to Trump as hereinabove specified, Trump Holdings need give Trump only such notice of disposition as shall be reasonably practicable in view of such mandatory requirements of applicable law. Trump Holdings shall not be obligated to make any sale of the Collateral regardless of notice of sale having been given. Trump Holdings may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned.

(c) Upon the occurrence and continuance of an Event of Default or a Bankruptcy Event, Trump Holdings shall have the right at any time to make any payments and do any other acts Trump Holdings may deem necessary to protect their security interests in the Collateral, including, without limitation, the rights to pay, purchase, contest or compromise any encumbrance, charge or lien which, in the reasonable judgment of Trump Holdings appears to be prior to or superior to the security interests granted hereunder in the Collateral, and appear in and defend any action or proceeding purporting to affect its security interests in, and/or the value of, the Collateral. Trump hereby agrees to reimburse Trump Holdings for all reasonable payments made and expenses incurred after the occurrence and continuance of a Bankruptcy Event or an Event of Default under this Agreement including reasonable fees, expenses and disbursements of attorneys and paralegals acting for Trump Holdings, including any of the foregoing payments under, or acts taken to protect its security interests in, the Collateral, which amounts shall be secured under this Agreement, and agree they shall be bound by any payment made or act taken by Trump Holdings hereunder absent Trump Holdings’ gross negligence or willful misconduct. Trump Holdings shall have no obligation to make any of the foregoing payments or perform any of the foregoing acts.

(d) Trump hereby irrevocably authorizes and appoints Trump Holdings, and any officer or agent thereof as Trump’s attorney-in-fact, with full authority in the place and stead of Trump and in the name of Trump in Trump Holdings’ discretion, to, upon the occurrence and during the continuance of a Bankruptcy Event, take any action and to execute any instrument that Trump Holdings may deem necessary or advisable for the purpose of carrying out the terms of this Security Agreement and to exercise all of the following powers, which powers, being coupled with an interest, shall be irrevocable until this Security Agreement has been terminated:

(i) ask for, demand, collect, bring suit, recover, compromise, administer, accelerate or extend the time of payment, compromise, receive and give acquittance and receipts for moneys due and to become due under or in respect of any of the Collateral;

(ii) receive, take, endorse, negotiate, sign, assign and deliver and collect any checks, notes, drafts or other instruments, documents and chattel paper, in connection with clause (i) above;

(iii) convey any collateral to any purchaser thereof;

(iv) record any instruments contemplated under the terms thereof;

(v) make any payments or take any acts under Section 6(c) hereof; and

(vi) file any claims or take any action or institute any proceedings that Trump Holdings may reasonably deem necessary or desirable for the collection of any of the Collateral or otherwise to enforce the rights of Trump Holdings with respect to any of the Collateral.

Trump Holdings’ authority under this Section 6(d) shall include, without limitation, the authority to execute and give receipt for any certificate of ownership or any document, transfer title to any of the Collateral, execute as Trump’s attorney-in-fact all financing statements or any other documents deemed necessary or appropriate to preserve, protect or perfect the security interest in the Collateral and to file the same, prepare, file and execute as Trump’s attorney-in-fact any notice of lien, assignment or satisfaction of lien or similar document in connection with any of the Collateral and prepare, file and execute as Trump’s attorney-in-fact a proof of claim in bankruptcy or similar document against any customer of Trump, and to take any other actions arising from or incident to the rights, powers and remedies granted to the Trump Holdings in this Security Agreement.

(e) If any Bankruptcy Event shall have occurred and is continuing and Trump Holdings has taken possession of the Collateral or any part thereof pursuant to its rights hereunder, Trump agrees to take whatever actions are reasonably necessary to avoid confusion between Trump Holdings’ ownership and use of the Licensed Marks in connection with Casino Services and Products, on the one hand, and Trump’s, his licensees’ and/or his successors’ use of the Licensed Marks in connection with products and services other than Casino Services and Products. Such actions shall include but shall not be limited to Trump’s entering into an appropriate consent agreement with Trump Holdings regarding the parties concurrent use of the Licensed Marks or such other actions as are deemed necessary or appropriate to protect Trump Holdings’s rights in the Licensed Marks and to avoid confusion between the parties concurrent use of the Licensed Marks. Notwithstanding any provision in this Security Agreement or the UCC to the contrary, Trump Holdings and its transferees shall not use the Licensed Marks other than in connection with Casino Services and Products.

(f) Notwithstanding the foregoing, Trump Holdings agrees that it shall not exercise any rights and remedies with respect to the Collateral as set forth in this Section 6 or otherwise until the occurrence of a Bankruptcy Event.

7.	Modification of Security Agreement

This Security Agreement or any provision hereof may not be amended, changed, waived, or terminated except by mutual written agreement of Trump and Trump Holdings. Trump additionally agrees to execute any additional agreement or amendment hereto as may be reasonably required by Trump Holdings from time to time to subject any such owned or subsequently acquired right, title or interest in any of the Collateral to the liens and perfection created or contemplated hereby or by the License Agreement.

8.	Termination of Security Agreement

This Security Agreement shall terminate upon termination of the License Agreement other than termination for Trump’s default thereunder, and Trump

Holdings, at the request and sole expense of Trump, will execute and deliver to Trump the proper instruments acknowledging termination of this Security Agreement and will duly, without recourse, representation or warranty of any kind whatsoever, release such of the Collateral not therefore disposed of, applied or released from the security interest created hereby.

9.	Miscellaneous

(a) Notices. All notices and other communications hereunder shall be in writing and shall be given as set forth in the License Agreement.

(b) Headings. The headings in this Security Agreement are for purposes of reference only and shall not affect the meaning or construction of any provision of this Security Agreement.

(c) Severability. The provisions of this Security Agreement are severable, and if any clause or provision shall be held invalid or unenforceable in whole or in part in any jurisdiction, then such invalidity or unenforceability shall affect, in that jurisdiction only, such clause or provision, or part thereof, and shall not in any manner affect such clause or provision in any other jurisdiction or any other clause or provision of this Security Agreement in any jurisdiction.

(d) Interpretation. All terms not defined herein or in the License Agreement shall have the meaning set forth in the UCC, except where the context otherwise requires. To the extent a term or provision of this Security Agreement conflicts with the License Agreement and is not dealt with herein with more specificity, the License Agreement shall control with respect to the subject matter of such term or provision. Acceptance of or acquiescence in a course of performance rendered under this Security Agreement shall not be relevant in determining the meaning of this Security Agreement even though the accepting or acquiescing party had knowledge of the nature of the performance and opportunity for objection.

(e) Survival of Provisions. All representations, warranties and covenants of Trump contained herein shall survive the Effective Date, and shall terminate only upon the termination of the License Agreement.

(f) Delays; Partial Exercise of Remedies. No delay or omission of the Trump Holdings to exercise any right or remedy hereunder, whether before or after the happening of any Event of Default, shall impair any such right or shall operate as a waiver thereof or as a waiver of any such Event of Default. No single or partial exercise by Trump Holdings of any right or remedy shall preclude any other or further exercise thereof, or preclude any other right or remedy.

(i) Governing Law. THIS SECURITY AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK,

AS APPLIED TO CONTRACTS MADE AND PERFORMED WITHIN THE STATE OF NEW YORK.

(g) Successors and Assigns. This Security Agreement shall be binding upon and inure to the benefit of Trump and Trump Holdings, all future holders of the Collateral and their respective successors and assigns, except that Trump may not assign or transfer any of its rights or obligations under this Security agreement without the prior written consent of Trump Holdings; provided, however, that Trump may assign or transfer any rights and obligations under this Security Agreement to a Permitted Transferee.

(h) Counterparts. This Security Agreement may be executed in any number of counterparts and by the parties hereto on separate counterparts, each of which when so executed, shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the parties hereto have caused this Amended and Restated Security Agreement to be duly executed and delivered as of the date first above written.

/s/ DONALD J. TRUMP
Name:	Donald J. Trump

TRUMP ENTERTAINMENT RESORTS HOLDINGS, L.P.

By:	Trump Entertainment Resorts, Inc. its general partner

By:	/s/ JOHN P. BURKE
Name:	John P. Burke
Title:	Executive Vice President and Treasurer

U.S. Registrations

Mark	Reg. Date	Reg. No.	Goods/Services
TRUMP PLAZA	10/30/90	1,620,477	Casino services; hotel, bar and restaurant services

TRUMP TAJ MAHAL CASINO-RESORT	3/8/94	1,825,666	See Attachment A hereto

TRUMP TAJ MAHAL CASINO RESORT	3/2/93	1,755,971	Casino services; hotel services

TRUMP TAJ MAHAL CASINO RESORT AND DESIGN	1/26/93	1,749,119	Casino services; hotel services

TRUMP CASTLE	10/3/89	1,559,355	Hotel services

TRUMP CASTLE	9/19/89	1,557,303	Entertainment services, namely providing casino services

TRUMP CARD	12/19/00	2,414,739	Customer recognition program in the nature of an incentive card for use in hotel, casino and resort facilities

TRUMP MARINA and Design	4/3/01	2,441,215	Casino services; hotel services

TRUMP CASINO and Design	11/4/97	2,110,542	Casino services

TRUMP WORLD’S FAIR	6/30/98	2,168,809	Casino services

TRUMP 29	10/5/04	2,890,910	Casino services

TRUMP MARINA HOTEL CASINO and Design	10/12/04	2,892,467	Casino services; hotel services

Foreign Registrations

Mark	Reg. Date	Reg. No.	Goods/Services
TRUMP (UK)	7/26/02	2293320	See Attachment B hereto

Attachment A

Goods/Services for Registration No. 1,825,666: (Int. Cl. 8) Spoons; (Int. Cl. 9) Sunglasses, Signal Bells, and Magnets; (Int. Cl. 14) Jewelry; (Int. Cl. 16) Adhesive Backed. Note Paper Pads, Playing Cards, Posters, Pencils, Ball Point Pens, and Stationery; (Int. Cl. 18) Umbrellas, Luggage, Hip Packs, Tote Bags and Carry-on Bags; (Int. Cl. 20) Non-Metallic Money Clips, Plastic Key Chains, and Ornamental Novelty Pins; (Int. Cl. 21) Mugs, Beer Steins, and Glasses for Drinking Liquor; (Int. Cl. 24) Towels; (Int. Cl. 25) Clothing; namely, T-Shirts, Jackets, Sweatshirts, Sweatpants, Sweaters, Hats, Visors, Socks, Boxer Shorts, Robes, Shorts, Golf Shirts, Night Shirts, and Beach Cover-ups; (Int. C1. 28) Plush Toys, Board, Card and Parlor Games, Dice, and Gaming Equipment; namely, Gaming Wheels; (Int. Cl. 34) Ash Trays and Cigarette Lighters.

Attachment B

Goods/Services for UK Registration No. 2293320: (Int. Cl. 41) Gambling and casino services and the provision of casino facilities; other entertainment services including the organization and presentation of theatrical, musical, cultural and recreational events; (Int. Cl. 43) hotels and accommodation services; hotel and accommodation reservations; restaurants, coffee shops, bistros and bars; catering, function and conference services and the provision of function and conference facilities.

STATE OF	NY	)
		)	ss:
COUNTY OF	NY	)

On May 11, 2005, before me, the undersigned, a notary public in and for said states and county, Personally appeared Donald J. Trump, Personally known to me (or proved to me on the basis of satisfactory evidence), to be the Person who executed the within instrument as the individual therein named.

WITNESS MY HAND AND OFFICIAL SEAL.

(NOTARIAL STAMP OR SEAL)

/s/ Linda Bohdan
Notary Public

My Commission Expires:

Linda Bohdan

Notary Public, State of New York

No. 41-4903546

Qualified in Queens County

Commission Expires August 24, 2005

STATE OF	NY	)
		)	ss:
COUNTY OF	NY	)

On May 18, 2005, before me, the undersigned, a notary public in and for said states and county, Personally appeared John P. Burke, Personally known to me (or proved to me on the basis of satisfactory evidence), to be the Person who executed the within instrument as the Executive Vice President & Treasurer, on behalf of Trump Entertainment Resorts Holdings, L.P., a Delaware limited partnership formerly known as Trump Hotels & Casino Resorts Holdings, L.P.

WITNESS MY HAND AND OFFICIAL SEAL.

(NOTARIAL STAMP OR SEAL)

/s/ Philip Magri
Notary Public

My Commission Expires:

Philip Magri

Notary Public, State of New York

No. 02MA5066074

Qualified in New York County

Commission Expires September 23, 2006

EXHIBIT XXVII

EXECUTION VERSION

RIGHT OF FIRST OFFER AGREEMENT

Made By

Trump Entertainment Resorts, Inc.

(formerly known as Trump Hotels & Casino Resorts, Inc.)

and

Trump Entertainment Resorts Holdings, L.P.

(formerly known as Trump Hotels & Casino Resorts Holdings, L.P.)

both having an address at

1000 Boardwalk at Virginia

Atlantic City

New Jersey 08401

(collectively, the “Company”)

to

Trump Organization LLC

having an address at

725 Fifth Avenue

New York, New York 10022

(“Developer”)

Dated as of May 20, 2005

RIGHT OF FIRST OFFER AGREEMENT

REGARDING DEVELOPMENT

THIS RIGHT OF FIRST OFFER AGREEMENT (this “Agreement”), dated as of May 20, 2005 (the “Effective Date”), made between TRUMP ENTERTAINMENT RESORTS, INC. (formerly known as Trump Hotels & Casino Resorts, Inc.), a Delaware corporation, TRUMP ENTERTAINMENT RESORTS HOLDINGS, L.P. (formerly known as Trump Hotels & Casino Resorts Holding, L.P.), a Delaware limited partnership (collectively, the “Company”), each having an address at 1000 Boardwalk at Virginia, Atlantic City, New Jersey 08401 and Trump Organization LLC, a New York limited liability company having an address at 725 Fifth Avenue, New York, New York 10022 (“Developer”). Trump Entertainment Resorts, Inc. and Trump Entertainment Resorts Holdings, L.P. shall be jointly and severally liable for all obligations of the Company under this Agreement.

WITNESSETH:

WHEREAS, the Company and its Affiliates are in the business of acquiring, developing, owning and operating casinos, casino hotels, hotels and related hospitality lodging (“Projects” and each individually, a “Project”);

WHEREAS, on November 21, 2004, Trump Hotels & Casino Resorts, Inc. and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101-1330, in the United States Bankruptcy Court for the District of New Jersey (the “Bankruptcy Court”), under case numbers 04-46898 through 04-46925 (JHW);

WHEREAS, on April 5, 2005, by written order, the Bankruptcy Court confirmed the Debtors’ Second Amended Joint Plan of Reorganization, dated as of March 30, 2005 (the “Plan”);

WHEREAS, pursuant to and in accordance with the Plan, the Company has agreed to provide Developer with an irrevocable right of first offer during the term of this Agreement to provide certain development services with respect to certain Projects of the Company as set forth below;

NOW, THEREFORE, in consideration of the premises and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Developer hereby agree as follows:

ARTICLE I.

DEFINITIONS

SECTION 1.1. “Agreement” shall have the meaning set forth in the recitals hereto.

1

SECTION 1.2. “Affiliate” shall mean, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, (1) Controls, (2) is under the Control of, or (3) is under common Control with, such specified Person.

SECTION 1.3. “Applicable Project” shall have the meaning set forth in Section 2.2 hereto.

SECTION 1.4. “Applicable Service” shall have the meaning set forth in Section 2.3 hereto.

SECTION 1.5. “Business Days” shall mean all days, excluding Saturdays, Sundays and all days observed by either the State of New York or the Federal Government as legal holidays.

SECTION 1.6. “Company” shall mean, collectively, Trump Entertainment Resorts, Inc. (formerly known as Trump Hotels & Casino Resorts, Inc.) and Trump Entertainment Resorts Holdings, L.P. (formerly known as Trump Hotels & Casino Resorts Holding, L.P.), and each of such parties’ successors and assigns.

SECTION 1.7. “Company Party” shall have the meaning set forth in Section 2.1.

SECTION 1.8. “Construction Management Services” shall mean services customarily performed by a construction manager on projects similar to an Applicable Project.

SECTION 1.9. “Control” or “control” shall mean (i) direct or indirect ownership of more than fifty percent (50%) of the outstanding voting stock of a corporation or other majority equity interest if not a corporation, or (ii) the power or authority to control the management or affairs of a Person, whether by reason of (a) direct or indirect ownership of a particular portion of the total equity interest in such Person, (b) the terms of a contract, or (c) another means.

SECTION 1.10. “Covered Project” shall have the meaning set forth in Section 2.1.

SECTION 1.11. “Debtor” shall have the meaning set forth in the recitals hereto.

SECTION 1.12. “Developer” shall mean Trump Organization LLC and any permitted successor or assign to this Agreement.

SECTION 1.13. “Development Management Services” shall mean the services customarily performed by a development manager or project manager on projects similar to an Applicable Project.

SECTION 1.14. “Developer Contract Price” shall have the meaning set forth in Section 2.3 hereto.

SECTION 1.15. “Effective Date” shall have the meaning set forth in the recitals hereto.

SECTION 1.16. “General Contracting Services” shall mean services customarily performed by a general contractor on projects similar to an Applicable Project.

SECTION 1.17. “Negotiation Period” shall have the meaning set forth in Section 2.3 hereto.

SECTION 1.18. “Other Party” shall have the meaning set forth in Section 2.3 hereto.

SECTION 1.19. “Other Party Contract Price” shall have the meaning set forth in Section 2.3 hereto.

SECTION 1.20. “Person” or “person” shall mean any natural person or persons, a partnership, a limited liability company, a corporation and any other form of business or legal association or entity.

SECTION 1.21. “Plan” shall have the meaning set forth in the recitals hereto.

SECTION 1.22. “Project” shall have the meaning set forth in the recitals hereto.

SECTION 1.23. “Proposed Agreement” shall have the meaning set forth in Section 2.2 hereto.

SECTION 1.24. “Response Notice” shall have the meaning set forth in Section 2.3 hereto.

SECTION 1.25. “Response Notice Expiration Date” shall have the meaning set forth in Section 2.3 hereto.

SECTION 1.26. “ROFO” shall have the meaning set forth in Section 2.3 hereto.

SECTION 1.27. “ROFO Notice” shall have the meaning set forth in Section 2.2 hereto.

SECTION 1.28. “Termination Date” shall have the meaning set forth in Section 4.1 hereto.

SECTION 1.29. “Transaction Costs” shall have the meaning set forth in Section 2.3 hereto.

ARTICLE II.

RIGHT OF FIRST OFFER

SECTION 2.1. Subject to the terms of this Article II, the Company shall not engage, or permit or suffer any of its Affiliates Controlled by the Company to engage, any party to perform Development Management Services, Construction Management Services or General Contracting Services with respect to any development, redevelopment, renovation, improvement, alteration, construction, restoration or rehabilitation of a Project (excluding any such development, redevelopment, renovation, improvement, alteration, construction, restoration or rehabilitation for which another party has been engaged as of the date hereof pursuant to a binding agreement) with an initial budget of in excess of Thirty Five Million ($35,000,000) Dollars (excluding capital expenditures made in the ordinary course of business and in connection with good maintenance practice) (a “Covered Project”), without, in any such case, first instituting the procedure described in this Article II so long as Developer is reasonably qualified to perform any Applicable Services (as defined below) on such Covered Project. For the purposes of this Agreement, the Company or any such Affiliate Controlled by the Company that is performing such Covered Project shall be known as, as applicable, the “Company Party” and the Company shall cause each Company Party to comply with the terms of this Agreement. For the purposes of determining whether the initial budget exceeds Thirty Five Million ($35,000,000) Dollars, all work related to the applicable project that would customarily be performed by the same development manager, construction manager and/or general contractor, as the case may be, in accordance with good construction practice, shall be considered together and the Company shall be obligated to give Developer a ROFO Notice with respect to such entire project if the aggregate initial budget exceeds Thirty Five Million ($35,000,000) Dollars.

SECTION 2.2. The Company shall institute the procedure described in this Article II by giving notice to Developer of a Company Party’s intention to develop, redevelop, renovate, improve, alter, construct, restore or rehabilitate a Covered Project (the “ROFO Notice”), which ROFO Notice shall (i) describe the Covered Project or Covered Projects to which the particular ROFO Notice applies (such Covered Project or Covered Projects being referred to herein as the “Applicable Project “), (ii) have annexed thereto the most developed budget, plans and specifications for the Applicable Project or other description in lieu thereof (including an architect’s preliminary drawing relating to such Applicable Project to the extent available), (iii) set forth the date that the Company Party reasonably expects the Applicable Project will commence and be substantially complete, (iv) specify if the Company Party intends to seek to engage parties to perform the General Contracting Services, Construction Management Services and/or Development Management Services for the Applicable Project and (v) be accompanied by a proposed draft general contracting agreement, construction management agreement and/or development management agreement, as applicable (each, a “Proposed Agreement”). Upon receipt of the ROFO Notice, Developer shall have the right to request all additional reasonable information and materials relating to the Applicable Project available to the Company Party that Developer shall reasonably require and the Company agrees to cooperate with Developer in all reasonable respects in connection with providing the such information and materials. In the event that the Company Party intends on engaging any party for any Applicable Services with respect to a pre-development or pre-construction phase (excluding any exploratory or investigative work, which services shall not be subject to this Agreement), which is being conducted separately and prior to the corresponding development or construction stage, then the Company shall give Developer a ROFO Notice with respect to such stage without diminishing the Company’s obligation to give a subsequent ROFO Notice with respect to the construction or development stage of the same project.

SECTION 2.3. Developer shall have the right (the “ROFO”) to give the Company Party notice stating that Developer desires to submit a bid to the Company Party to perform any or all of (i) the Construction Management Services on the Applicable Project, (ii) the General Contracting Services on the Applicable Project or (iii) the Development Management Services on the Applicable Project (as applicable, the “Applicable Service”), to the extent that such Applicable Service is specified in the ROFO Notice, in any such case by giving notice thereof (the “Response Notice”) to the Company Party not later than the thirtieth (30th) day after the date that Company gives the ROFO Notice to Developer (the “Response Notice Expiration Date”);

provided that Developer shall use reasonable efforts to give the Company the Response Notice as soon as practicable after the ROFO Notice. If Developer does not give the Response Notice to the Company on or prior to the thirtieth (30th) day after the date that the Company gives the ROFO Notice to Developer, then the applicable Company Party shall thereafter have the right to engage any party to perform the Applicable Services specified in the ROFO Notice (but may not engage such other party to perform an Applicable Service unless such service was included in the original ROFO Notice given to Developer) on terms acceptable to such Company Party in such Company Party’s sole discretion without being required to make any other offer to Developer regarding the Applicable Project under this Article II, except that if (I) such Company Party does not engage any such party for the Applicable Project within nine (9) months after the date that the Company gives the applicable ROFO Notice to Developer (including entering into final executed and binding agreements with such other party) or (II) such Company Party desires to engage such other party on terms that are materially different from the terms in the ROFO Notice including, without limitation, with respect to budget, scope or schedule, then in either of (I) or (II) such Company Party shall not thereafter engage such other party (or any other party) without first again complying with the procedure set forth in this Article II.

(a) If Developer exercises the ROFO in accordance with the provisions of this Article II, then Developer shall have an additional thirty (30) days following the date the Response Notice is given (such additional thirty (30) day period is hereinafter referred to as the “Bid Period”) within which to deliver a bid (the “Bid”) to perform any or all of the Applicable Services, which bid shall be commercially reasonable in Developer’s reasonable determination and shall include any material terms that would customarily be included in such a bid for such Applicable Services on projects similar in scope, duration, complexity and location to the Applicable Project. Developer shall include with such Bid Developers comments to each applicable Proposed Agreement. So long as Developer has delivered the Bid to the Company Party on or prior to the last day of the Bid Period which Bid meets the requirements of the preceding sentence, the parties agree to cooperate and negotiate in good faith and at arm’s length during the forty-five (45) days following the date that the Bid is delivered by Developer to the Company Party (the “Negotiation Period”) to attempt to agree upon the terms for the Applicable Services on the Applicable Project, which terms are acceptable to the Company Party and Developer, and to enter into a binding agreement memorializing such terms; provided that each party shall have the right to approve such terms and agreement in such party’s sole and absolute discretion. If by the expiration of the Negotiation Period, the parties are unable to agree upon the terms of the agreement for the Applicable Services, then the applicable Company Party may negotiate, and enter into contractual arrangements, with any other third party (an “Other Party”) to perform such Applicable Service without any obligation, express or implied, to comply with the procedures set forth in this Agreement with respect to such Applicable Service for such Applicable Project (subject to the requirement to comply again with this Article II pursuant to subsections (I) and (II) of Section 2.3 above if applicable). The Company Party shall require that the Other Party provide comments to the applicable Proposed Agreement(s) in the same form as that which was proposed to Developer. Notwithstanding the foregoing, in the event that the Company Party engages an Other Party to perform the Applicable Services after Developer and the Company Party have failed to agree upon terms and final written agreement pursuant to the provisions above, then if (x) the total contract price payable to the Other Party (the “Other Party Contract Price”) is more than one hundred ten percent (110%) of the total contract price payable to Developer as last offered by Developer (the “Developer Contract Price”) and (y) the

comments to the Proposed Agreement made by Developer as part of Developer’s Bid are not materially less favorable to the Company Party than the comments to the Proposed Agreement provided by the Other Party engaged by the Company Party, then the Company shall reimburse Developer for all reasonable and actual third party out-of-pocket costs and expenses paid by or incurred by Developer in connection with the preparation of the Bid and negotiation of the terms and written agreements with the Company Party for the Applicable Services (collectively, the “Transaction Costs”). Within three (3) Business Days of entering into agreement with the Other Party, the Company Party shall send to Developer a notice containing (I) the Other Party Contract Price and (II) the Other Party’s comments to the Proposed Agreement. All Transaction Costs payable, if any, shall be substantiated by Developer with reasonable back-up documentation. The Transaction Costs shall be paid by the Company Party to Developer within ten (10) days of demand therefore together with reasonable back-up documentation.

SECTION 2.4. Notwithstanding the foregoing, so long as the Company and Company Party have complied with the requirements of this Article II and has engaged a Person other than Developer to perform Applicable Services on a Covered Project, then in the event that during the performance of such Covered Project the Company Party terminates the employment of such Person on such Covered Project, and such termination is bona fide and is not primarily intended to avoid the provisions of this Agreement, then the Company Party shall have the right to engage any other Person for such Covered Project without being required to comply with the provisions of this Agreement with respect to such Covered Project; provided that if another Person is not so engaged within nine (9) months after such termination, then the Company Party shall not thereafter engage such other party without first again complying with the procedure set forth in this Article II.

ARTICLE III.

NEGOTIATION PERIOD

SECTION 3.1. During the period commencing on the date that the Company Party gives a ROFO Notice to Developer and continuing until the date immediately preceding the first day of the Negotiation Period, the Company Party shall not solicit bids from or negotiate with any other party for the Applicable Services. Nothing in this Section 3.1 is intended to preclude the Company Party from engaging consultants and advisors with respect to any Applicable Project to advise the Company on matters relating to such project.

ARTICLE IV.

TERMINATION OF AGREEMENT

SECTION 4.1. This Agreement shall terminate upon the date that is the third (3rd) anniversary of the Effective Date (the “Termination Date”). The Company shall have the right to extend the term of this Agreement for an additional three (3) years by giving notice to Developer no less than 120 days prior to the expiration of the original Termination Date (in which case the Termination Date shall be deemed to have been extended). If on the Termination Date:

(a) a ROFO Notice has been given and Developer has not yet responded to the same within the permitted period or the parties are negotiating the applicable terms or memorializing an agreement pursuant to and in accordance with Section 2.3, then the provisions of this Agreement relating to such ROFO Notice shall survive the Termination Date for the purposes of such Applicable Services and Developer’s right to negotiate to perform the same, if applicable;

(b) there is a dispute as to whether Transaction Costs are due from the Company or any Company Party to Developer, then the provisions of this Agreement relating to such Transaction Costs shall survive the Termination Date pending the resolution of such dispute.

ARTICLE V.

NO OBLIGATION

SECTION 5.1. Notwithstanding anything to the contrary set forth in this Agreement, Developer shall be under no obligation whatsoever to provide any services to any Company Party except to the extent expressly set forth in an executed and delivered agreement between the parties. The Company hereby acknowledges, understands and agrees that this Agreement is not a commitment on the part of Developer to perform any Applicable Services. In addition, Developer hereby acknowledges, understands and agrees that, notwithstanding anything to the contrary set forth in this Agreement, no Company Party shall be under any obligation whatsoever to develop or construct any Applicable Project and no Company Party shall be under any obligation whatsoever to agree upon any Applicable Terms with Developer with respect to Developer’s performance of Applicable Services for any Applicable Project.

ARTICLE VI.

MISCELLANEOUS PROVISIONS

SECTION 6.1. Developer shall have the right to assign its rights and obligations under this Agreement with respect to the entire Agreement or any Applicable Project to any Person Controlled by Donald J. Trump.

SECTION 6.2. Wherever used herein, the singular shall include both the singular and the plural and the use of any gender shall apply to all genders.

SECTION 6.3. Any notice, report, demand or other instrument authorized or required to be given or furnished hereunder shall be deemed given or furnished when addressed to the party intended to receive the same, at the address of such party set forth below, and (A) when delivered at such address, (B) three (3) days after the same is deposited in the United States mail as first class certified mail, return receipt requested, postage paid, (C) when delivered by nationwide commercial courier service, one (1) business day after the date of delivery of such notice to the courier service or (D) when sent by facsimile transmission (and receipt thereof confirmed by the recipient):

Company:	Trump Entertainment Resorts, Inc.
1000 Boardwalk at Virginia
Atlantic City, New Jersey 08401
Attention: Chief Executive Officer
Facsimile: (212) 688-0397

and	Trump Entertainment Resorts Holdings, L.P.
1000 Boardwalk at Virginia
Atlantic City, New Jersey 08401
Attention: Chief Executive Officer
Facsimile:

with a copy to:	Latham & Watkins LLP
633 West Fifth Street, Suite 4000
Los Angeles, CA 90071
Attention: Thomas W. Dobson, Esq.
Robert A. Klyman, Esq.
Facsimile: (213) 891-8763

Developer:	Trump Organization LLC
725 Fifth Avenue
New York, New York 10022
Attention: Donald J. Trump
Facsimile: (212) 755-3230

with a copy to:	Trump Organization LLC
725 Fifth Avenue
New York, New York 10022
Attention: Allen Weiselberg
Facsimile: (212) 755-3230

with a copy to:	Trump Organization LLC
725 Fifth Avenue
New York, New York 10022
Attention: Jason Greenblatt, Esq.
Facsimile: (212) 980-3821

with a copy to:	Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
Attention: Thomas M. Cerabino, Esq.
Facsimile: (212) 728-8111

(ii) Any party may change the address to which any such notice, report, demand or other instrument is to be delivered or mailed, by furnishing written notice of such change to the other party, but no such notice of change shall be effective unless and until received by such other party. Rejection or refusal to accept, or inability to deliver because of changed address or because no notice of changed address was given, shall be deemed to be receipt of any such notice.

SECTION 6.4. The terms, provisions, covenants and conditions hereof shall be binding upon the parties hereto and their respective heirs, devisees, representatives, successors and permitted assigns. If any Project is sold to a party that is not an Affiliate of the Company, this Agreement shall terminate with respect to that Project.

SECTION 6.5. All rights, powers and remedies provided herein may be exercised only to the extent that the exercise thereof does not violate any law and are intended to be limited to the extent necessary so that they will not render this Agreement invalid or unenforceable. In the event that any of the covenants, agreements, terms or provisions contained herein shall be deemed invalid, illegal or unenforceable in any respect, the validity of the remaining covenants, agreements, terms or provisions contained herein shall be in no way affected, prejudiced or disturbed thereby.

SECTION 6.6. THIS AGREEMENT SHALL BE GOVERNED BY, AND BE CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

SECTION 6.7. THE COMPANY AND DEVELOPER EACH HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY AND ALL RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT.

SECTION 6.8. The headings contained in this Agreement are for convenience of reference only, are not to be considered a part hereof and shall not limit or expand or otherwise affect any of the terms hereof

SECTION 6.9. This Agreement shall not be construed more strictly against one party than against the other merely by virtue of the fact that it may have been prepared by counsel for one of the parties, it being recognized that both parties have contributed substantially and materially to the preparation of this Agreement.

SECTION 6.10. This Agreement and any amendments, waivers, consents or supplements hereto may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument; signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are physically attached to the same document. This Agreement shall become effective upon the execution of a counterpart hereof by each of the parties hereto.

SECTION 6.11. The terms “herein”, “hereto”, “hereby”, “hereunder”, “hereof”, “hereinbefore”, “hereinafter” and other equivalent words refer to this Agreement and not solely to the particular portion hereof in which any such word is used. All references herein to particular Articles, Sections or paragraphs are references to Articles, Sections or paragraphs of this Agreement. The term “including” shall be deemed to mean “including, without limitation.”

SECTION 6.12. The parties agree to mutually execute and deliver to each other such other and further documents as may be reasonably required by counsel for the parties to carry into effect the purposes and intents of this Agreement.

SECTION 6.13. This Agreement may not be modified in any manner or terminated except by an instrument in writing executed by the parties hereto.

SECTION 6.14. This Agreement is not intended to, and shall not, create a partnership or joint venture among the parties, and no party to this Agreement shall have the power or authority to bind any other party except as explicitly provided in this Agreement.

SECTION 6.15. Any forbearance by a party to this Agreement in exercising any right or remedy given under this Agreement or existing at law or in equity shall not constitute a waiver of or preclude the exercise of that or any other right or remedy. Unless otherwise explicitly provided, no remedy under this Agreement is intended to be exclusive of any other available remedy, but each remedy shall be cumulative and shall be in addition to other remedies given under this Agreement or existing at law or in equity.

SECTION 6.16. No person not a party hereto is intended to be a third party beneficiary of this Agreement.

[Signatures on next page]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

Trump Entertainment Resorts, Inc., a Delaware corporation

/s/ JOHN P. BURKE
Name:	John P. Burke
Title:	Executive Vice President and Treasurer

Trump Entertainment Resorts Holdings, L.P., a Delaware limited partnership

/s/ JOHN P. BURKE
Name:	John P. Burke
Title:	Executive Vice President and Treasurer

Trump Organization LLC, a New York limited liability company

/s/ DONALD J. TRUMP
Name:	Donald J. Trump
Title:	Member

EXHIBIT XXVIII

EXECUTION VERSION

ASSIGNMENT AND ASSUMPTION AGREEMENT

ASSIGNMENT AND ASSUMPTION AGREEMENT, dated as of May 20, 2005 (this “Agreement”), by and among Trump Entertainment Resorts Holdings, L.P., a Delaware limited partnership formerly known as Trump Hotels & Casino Resorts Holdings, L.P. (“TER Holdings”), Trump Pageants, Inc., a New York corporation (“TPI”), and Donald J. Trump (“Trump”).

W I T N E S S E T H:

WHEREAS, on November 21, 2004, the Trump Entertainment Resorts, Inc., a Delaware corporation formerly known as Trump Hotels & Casino Resorts, Inc. and the general partner of TER Holdings (the “Company”), TER Holdings and certain subsidiaries of the Company (collectively, the “Debtors”) filed voluntary petitions under Chapter 11 of Title 11 of the United States Code, 11 U.S.C. §§ 101-1330, in the United States Bankruptcy Court for the District of New Jersey (the “Bankruptcy Court”), under Case Nos. 04-46898 through 04-46925 (J.H.W.);

WHEREAS, on April 5, 2005, by written order, the Bankruptcy Court confirmed the Debtors’ Second Amended Joint Plan of Reorganization, dated as of March 30, 2005 (the “Plan”);

WHEREAS, the Plan contemplates a reorganization (the “Reorganization”) of the Debtors involving, among other things, an investment in the equity of the Company and TER Holdings pursuant to that certain Amended and Restated Investment Agreement, dated as of May 20, 2005 (the “Investment Agreement”), by and among the Company, TER Holdings and Trump;

WHEREAS, pursuant to and in accordance with the Plan, TER Holdings has agreed to transfer to TPI its equity interests in Miss Universe L.P., LLLP, a Delaware limited liability partnership (the “Partnership”), on the terms and subject to the conditions set forth herein;

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, each intending to be legally bound, hereby agree as follows:

1. Assignments and Assumptions. Subject to any consent of NBC Pageants, Inc., as owner of a fifty percent (50%) equity interest in the Partnership, required to be obtained therefrom in connection with the effectuation of the transactions contemplated hereby, TER Holdings hereby sells, assigns, transfers and conveys (a) to Trump, free and clear of any and all encumbrances other than those (as applicable) specifically contained in that certain Third Amended and Restated Agreement of Limited Partnership, dated as of September 4, 2002, as amended from time to time (the “Partnership Agreement”), TER Holdings’ 24.5% limited partnership interest in the Partnership, together with any and all of TER Holdings’ rights under the Partnership

Agreement in respect of such limited partnership interest, and (b) to TPI, free and clear of any and all encumbrances other than those (as applicable) specifically set forth in the Partnership Agreement, TER Holdings’ 0.5% general partnership interest in the Partnership, together with any and all of TER Holdings’ rights under the Partnership Agreement in respect of such general partnership interest. TPI and Trump hereby respectively accept such assignments of such general partnership interest and limited partnership interest and, as applicable, assume and agree to pay, perform and discharge promptly and fully when due all of TER Holdings’ obligations arising from and after the date hereof under the Partnership Agreement in respect of such general partnership interest and limited partnership interest.

2. Governing Law. This Agreement shall be construed, performed and enforced in accordance with, and governed by, the laws of the State of New York, without giving effect to the principles of conflicts of laws thereof.

3. Further Assurances. The parties hereto agree to execute and deliver such further instruments and do such further acts and things as may be required or desirable to carry out the intent and purpose of this Agreement.

4. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

5. Amendment, Waiver and Termination. This Agreement may not be amended or terminated, and no provision hereof may be waived, except by a writing signed by each of the parties hereto.

6. Headings. The headings in this Agreement are for the purpose of reference only and shall not limit or otherwise affect the meaning hereof.

7. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all such counterparts together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, each of the parties hereto has duly executed this Assignment and Assumption Agreement as of the date first above written

TRUMP ENTERTAINMENT RESORTS HOLDINGS, L.P.

By:	Trump Entertainment Resorts, Inc., its general partner

By:	/s/ JOHN P. BURKE
Name:	John P. Burke
Title:	Executive Vice President and Treasurer

TRUMP PAGEANTS INC.

By:	/s/ DONALD J. TRUMP
Name:	Donald J. Trump
Title:	President

/s/ DONALD J. TRUMP
Name:	Donald J. Trump